Form 10-K, Exhibit 13
period 1994-01-31
TIFFANY & CO
filed 1994-04-07
CIK 98246

                                                                    EXHIBIT 13.1





Tiffany & Co. Report on Form 10-K FY 1993

SELECTED FINANCIAL DATA

- - -------------------------------------------------------------------------------


The following table sets forth selected financial data with respect to the Company for Fiscal 1987 - Fiscal 1993. All share and per share data have been retroactively adjusted to reflect the three-for-two split of the Company's common stock effected in the form of a share distribution ("stock dividend") in Fiscal 1989.


(in thousands, except                     FISCAL       Fiscal     Fiscal     Fiscal     Fiscal     Fiscal     Fiscal
per share amounts and employees)            1993         1992       1991       1990       1989       1988       1987
- - --------------------------------------------------------------------------------------------------------------------
Net sales                               $566,501     $486,396   $491,906   $455,712   $383,964   $290,344   $230,488
Gross profit                             232,882      237,033    243,009    223,600    191,683    144,511    112,140
Income/(loss) from operations            (10,029)      26,741     61,028     67,806     60,977     44,193     33,691
Income/(loss) before accounting
  change and extraordinary item          (10,242)      15,712     31,805     36,661     33,305     24,901     16,820
Income/(loss) per share before
  accounting change and
  extraordinary item:
  Primary                                  (0.65)        1.00       2.01       2.34       2.13       1.62       1.17
  Fully diluted                            (0.65)        1.00       2.01       2.34       2.13       1.62       1.17
Cash dividends per share                    0.28         0.28       0.28       0.26       0.18       0.10          -
Weighted average number of
  common shares (primary)                 15,781       15,786     15,835     15,694     15,606     15,332     14,300
Net inventories                          262,282      224,151    213,435    173,964    142,545    103,771     70,778
Working capital                          212,266      199,334    159,466    131,219    112,735     81,829     66,772
Capital expenditures                      18,028       22,754     41,385     24,835     14,040      9,680      1,895
Total assets                             504,409      419,355    394,882    307,268    237,061    162,648    126,669
Short-term borrowings                     59,289       22,458     43,566     31,046     14,339      7,253          -
Long-term debt                           101,500      101,500     50,000     18,226     18,226          -          -
Stockholders' equity                     189,081      204,806    200,039    176,183    135,568     99,193     71,621

Number of employees                        3,133        2,865      2,735      2,379      2,085      1,741      1,324


SALES BY CHANNEL OF DISTRIBUTION

                                          FISCAL       Fiscal     Fiscal     Fiscal     Fiscal     Fiscal     Fiscal
(in thousands)                              1993         1992       1991       1990       1989       1988       1987
- - --------------------------------------------------------------------------------------------------------------------
U.S. Retail                             $268,706     $241,127   $225,248   $227,585   $218,358   $192,896   $154,511
Direct Marketing                          87,429       89,541     82,390     73,461     69,721     59,414     54,566
International Retail                     210,366      155,728    184,268    154,666     95,885     38,034     21,411
                                        ----------------------------------------------------------------------------
Net sales                               $566,501     $486,396   $491,906   $455,712   $383,964   $290,344   $230,488
                                        ============================================================================


(percentage of net sales)
U.S. Retail                                 47.4%        49.6%      45.8%      50.0%      56.9%      66.4%      67.0%
Direct Marketing                            15.5         18.4       16.7       16.1       18.1       20.5       23.7
International Retail                        37.1         32.0       37.5       33.9       25.0       13.1        9.3
                                        ----------------------------------------------------------------------------
Net sales                                  100.0%       100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
                                        ============================================================================




Tiffany & Co. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- - -------------------------------------------------------------------------------




RESULTS OF OPERATIONS
NET SALES

The Company operates three channels of distribution: U.S. Retail includes retail sales in Company-operated stores in the U.S. and wholesale sales to independent retailers in North America; Direct Marketing includes corporate (business-to-business) and catalog sales, and International Retail includes retail sales through Company-operated stores and boutiques, corporate sales, and wholesale sales to independent retailers and distributors, primarily in the Far East, Europe, Canada and the Middle East.

Net sales (before the product return for the Japan realignment in 1993, discussed below) increased 16.5% in Fiscal 1993 and decreased 1.1% in Fiscal 1992.

U.S. Retail sales increased 11.4% in Fiscal 1993 and 7.0% in Fiscal 1992. Comparable U.S. store sales increased 7.6% in Fiscal 1993 and 3.2% in Fiscal 1992, primarily resulting from sales growth in the Company's U.S. branch stores. The New York store contributed sates of $117.7 million, $115.0 million and $111.9 million in Fiscal 1993, 1992 and 1991, respectively. Management believes that sales in its U.S. retail stores in Fiscal 1993 benefitted from enhanced merchandising, marketing and customer service programs, as well as from some improvement in reported consumer confidence levels. Overall sales growth in both Fiscal 1993 and 1992 was primarily attributable to increased sales to local-resident consumers, as opposed to tourists, although growth in some markets was restrained by cautious consumer spending tied to regional economic conditions. Sales to international tourists as a percentage of retail store sales in the U.S. were approximately 15%, 15% and 22% in Fiscal 1993, 1992 and 1991, respectively. The Company opened one new U.S. TIFFANY & CO. store and closed one boutique in Fiscal 1993, and opened three new U.S. stores in Fiscal 1992. Wholesale trade and fragrance sales accounted for 7.8%, 8.4% and 9.1% of U.S. Retail sales in Fiscal 1993, 1992 and 1991, respectively.

Direct Marketing sales declined 2.4% in Fiscal 1993 following an 8.6% increase in Fiscal 1992. Corporate sales (the larger portion of this channel of distribution) declined in Fiscal 1993 after increasing in Fiscal 1992. Management believes that corporate sales have been affected by conservative spending related to an uncertain business and economic environment. This was evidenced by a decline in the average corporate order size in both years, although the number of orders rose. Catalog sales increased in both years, although only modestly in Fiscal 1993. The Company mailed 14.1 million, 12.9 million and 12.4 million catalogs in Fiscal 1993, 1992 and 1991, respectively. Despite the increase in catalogs mailed, management attributes the smaller sales growth in Fiscal 1993 to a lower catalog response rate and a lower average order size, following increases in both statistics in Fiscal 1992.

International Retail sales increased 35.1% in Fiscal 1993 following a 15.5% decline in Fiscal 1992. Sales in Fiscal 1993 are not comparable to Fiscal 1992 because of the Japan realignment discussed below.

In July 1993, the Company effected a realignment of its business in Japan by assuming the merchandising and marketing responsibilities for each of the 29 TIFFANY & CO. boutiques in Japan previously operated by Mitsukoshi Ltd., an operator of department stores in Japan. As part of this transaction, the Company agreed to repurchase $115.0 million of merchandise previously sold to Mitsukoshi. As a consequence, the Company recorded a $115.0 million provision for product return in the second quarter of 1993 which reduced gross profit by $57.5 million and reduced net income by $32.7 million (net of income tax benefit of $24.8 million), or $2.07 per share. At January 31, 1994, approximately $30.0 million of merchandise remained to be repurchased throughout the period ending February 28, 1998. No further charges or sales reversals are anticipated in connection with this transaction. Under the new arrangement, Mitsukoshi no longer purchases TIFFANY & CO. merchandise on a wholesale basis for resale in Japan. Instead, Mitsukoshi acts for the Company in the sale of merchandise owned by the Company and the Company recognizes as revenues the retail price charged to the ultimate consumer in Japan, as opposed to the wholesale price previously charged to Mitsukoshi. As a result, the Company's reported sales in Fiscal 1993 showed a significant increase due to the Japan realignment. The Company now holds inventories for sale, establishes retail prices, bears the risk of currency




                                                  Tiffany & Co. and Subsidiaries
fluctuations, provides one or more brand managers in each boutique, controls merchandising and display within the boutiques, manages inventory and controls and funds all advertising and publicity programs with respect to TIFFANY & CO. merchandise. Mitsukoshi is paid at the rate of approximately 27% of retail sales in compensation for providing boutique facilities and sales and clerical staff, as well as for the collection of receivables and security of store inventories. The new arrangement entails greater seasonality in sales for the Company than did the prior wholesale arrangement with Mitsukoshi. The Company is experiencing greater expenses in Japan under the new arrangement, but is also recording higher revenues at the retail level. In general, management believes that the Company's increased revenues and corresponding gross profit more than offset the increased expenses. In addition, as a result of this business realignment in Japan, the Company's reported sales and earnings results benefit from a strengthening Japanese yen and are adversely affected by a strengthening U.S. dollar. However, in early Fiscal 1994, the Company initiated a foreign currency hedging program intended to minimize the negative impact of changes in the dollar-yen relationship on the Company's financial results.

For the International Retail channel of distribution, management believes that prolonged, soft economic conditions and cautious consumer spending affected the retail sales performance of many of its locations in Fiscal 1993 and 1992.
When measured in yen, retail sales in TIFFANY & CO. boutiques in Japan open more than one year declined in both Fiscal 1993 and 1992. In Fiscal 1992, the Company's sales were negatively affected by lower wholesale shipments resulting from Mitsukoshi's decision to reduce its inventory levels to address soft consumer demand. International Retail sales in both Fiscal 1993 and 1992 were also adversely affected by weak results in most of the Company's European stores. In Fiscal 1993, the Company opened a second TIFFANY & CO. store in Singapore and two Company-operated boutiques were opened in Japan. Two boutiques were also opened by independent retailers in Saipan and the Philippines. In Fiscal 1992, five TIFFANY & CO. boutiques were opened in Japan and two boutiques were opened by an independent retailer in Korea. The Company plans to open additional international locations in the future, however, due to the significant number of TIFFANY & CO. boutiques now operated by the Company in Japan, future openings in that country are expected to occur at a modest rate.

GROSS MARGIN

Gross margin (gross profit as a percentage of net sales), excluding the nonrecurring charge related to the Japan realignment, was 51.3% in Fiscal 1993, 48.7% in Fiscal 1992 and 49.4% in Fiscal 1991. Management attributes the increase in Fiscal 1993 primarily to the effect of recording higher revenues at the retail level in Japan. Management attributes the decline in Fiscal 1992 to shifts in sales mix across product categories that achieve varying levels of gross margins. Management anticipates a continued higher gross margin compared with the prior year until the first anniversary of the Japan business realignment in July 1994.

OPERATING EXPENSES

Fiscal 1993 operating expenses (selling, general and administrative expenses and the provision for uncollectible accounts) increased 15.5% over Fiscal 1992, which had increased 15.6% over Fiscal 1991. The increase in Fiscal 1993 was largely attributable to staffing-related expenses due to the Japan business realignment. In addition, a portion of the increase in Fiscal 1993 and most of the increase in Fiscal 1992 resulted from incremental occupancy, staffing and marketing expenses related to the Company's worldwide expansion program.
In Fiscal 1992, additional pre-tax charges were recorded in the fourth quarter which were related to the anticipated closing of two retail locations and a reduction in worldwide staff levels as part of an expense reduction effort. Based on current expansion plans and the annualization of Japan retail-related expenses during the first half of Fiscal 1994, management expects that operating expenses in Fiscal 1994 will increase at a somewhat higher rate than in Fiscal 1993.

INTEREST EXPENSE

Interest expense rose in Fiscal 1993 and 1992 as a result of higher borrowings to support the Company's worldwide expansion program, which necessitated incremental operating expenses, inventories and capital expenditures, as well as the effect of the Company's Japan business realignment in 1993. A significant portion of the Company's year-end Fiscal 1993 short-term borrowings are denominated in Japanese yen and are used to support the local working capital requirements of the Company's Japan operations. Management expects interest expense will increase in Fiscal 1994 primarily due to the annualization of year-end Fiscal 1993 debt levels.

INCOME TAXES

The provision for income taxes resulted in an effective tax rate of 43.1% in Fiscal 1993, compared with 21.1% in Fiscal 1992 and 42.2% in Fiscal 1991. The low effective tax rate in Fiscal 1992 primarily resulted from an adjustment to tax reserves that had been established for the Company's 1985-1988 fiscal years (see Note L to Consolidated Financial Statements).

ACCOUNTING STANDARDS

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Accounting for Postemployment Benefits." The adoption of this new standard, required for the fiscal year ending January 31, 1995, is not expected to have a material effect on the Company's consolidated results of operations or financial condition.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Management believes the Company's financial condition at January 31, 1994 provides sufficient liquidity and resources to support current operations and planned expansion.

Working capital and the corresponding current ratio were $212.3 million and 2.4:1 at January 31, 1994, compared with $199.3 million and 3.2:1 at January
31, 1993. Accounts receivable increased 31.0% in Fiscal 1993, following a 0.6% decline in Fiscal 1992. The Fiscal 1993 increase was primarily due to higher sales levels and receivables in Japan due to the business realignment. Inventories, which are the largest component of working capital, increased 17.0% in Fiscal 1993 and 5.0% in Fiscal 1992. The Fiscal 1993 increase primarily reflected the repurchase of inventories from Mitsukoshi related to the Japan business realignment, partially offset by reductions in comparable store inventory levels elsewhere. The Fiscal 1992 increase was necessary to support the opening and expansion of Company-owned locations, as well as for expanded internal manufacturing operations and new product introductions. The Company's objective is to further reduce worldwide comparable store inventory levels in Fiscal 1994, in order to improve inventory turnover and asset productivity.

Capital expenditures were $18.0 million in Fiscal 1993, compared with $22.8 million in Fiscal 1992 and $41.4 million in Fiscal 1991. These expenditures were primarily required for the opening of new stores and boutiques and the expansion of certain existing stores, as well as for the renovation and expansion of administrative office facilities and the purchase of equipment for enhanced computer operations and distribution capabilities. The decline in Fiscal 1993 and 1992 reflected a decelerated rate of growth in store expansion in those periods. Based on current expansion plans, the Company expects capital expenditures in Fiscal 1994 to increase to approximately $25.0 million.

Cash dividends of $0.28 per share of common stock were paid in Fiscal 1993, 1992 and 1991. The Company expects to retain the majority of its earnings to support its business and future expansion.

As a result of the Company's expansion program, as well as the effect of the 1993 realignment of its Japan business, total debt (short-term borrowings and long-term debt) increased in both Fiscal 1993 and 1992. Total debt and the corresponding ratio to total capital (total debt and stockholders' equity) were $160.8 million and 46.0%, respectively, at January 31, 1994, compared with $124.0 million and 37.7%, respectively, at January 31, 1993. The Company also has a long-term trade payable of $25.4 million at January 31, 1994, payable to Mitsukoshi February 28, 1998, relating to certain merchandise repurchased under the Japan business realignment.

The Company's sources of working capital continue to be internally generated funds, as well as funds available under a $100.0 million revolving credit facility and a yen 2.5 billion (approximately $23.1 million) line of credit. Management anticipates that these sources of funds will be sufficient to support planned worldwide business expansion, as well as seasonal working capital increases typically required during the third and fourth quarters of the year.

SEASONALITY

The Company's business is seasonal in nature with the fourth quarter typically representing a proportionally greater percentage of annual sales, income from operations and net income. Management expects such seasonality to continue in the future.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                 Years Ended January 31,
                                                                           -----------------------------------------------
(in thousands, except per share amounts)                                       1994               1993               1992
- - --------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                  $566,501           $486,396           $491,906
Product return for Japan realingment                                       (115,000)                --                 --
                                                                           -----------------------------------------------
                                                                            451,501            486,396            491,906
Cost of goods sold                                                          276,119            249,363            248,897
Cost related to product return for Japan realignment                        (57,500)                --                 --
                                                                           -----------------------------------------------
Gross Profit                                                                232,882            237,033            243,009
Selling, general and administrative expenses                                240,283            209,140            180,939
Provision for uncollectible accounts                                          2,628              1,152              1,042
                                                                           -----------------------------------------------
Income/(loss) from operations                                               (10,029)            26,741             61,028
Interest expense and financing costs                                          9,562              7,231              6,337
Other income                                                                  1,591                415                375
                                                                           -----------------------------------------------
Income/(loss) before income taxes                                           (18,000)            19,925             55,066
(Benefit)/provision for income taxes                                         (7,758)             4,213             23,261
                                                                           -----------------------------------------------
Income/(loss) before cumulative effect of accounting change                 (10,242)            15,712             31,805
Cumulative effect of accounting change for postretirement
 benefits other than pensions, net of tax effect of $4,625                       --                 --             (6,335)
                                                                           -----------------------------------------------
NET INCOME/(LOSS)                                                          $(10,242)          $ 15,712           $ 25,470
                                                                           ==============================================

Per share data:
Primary:

Income/(loss) before cumulative effect of accounting change                $  (0.65)          $   1.00           $   2.01

Cumulative effect of accounting change for
 postretirement benefits other than pensions                                     --                 --              (0.40)
                                                                           -----------------------------------------------
Net income/(loss)                                                          $  (0.65)          $   1.00           $   1.61
                                                                           ===============================================
Fully diluted:
Income/(loss) before cumulative effect of accounting change                $  (0.65)          $   1.00           $   2.01
Cumulative effect of accounting change for
 postretirement benefits other than pensions                                     --                 --              (0.40)
                                                                           -----------------------------------------------
Net income/(loss)                                                          $  (0.65)          $   1.00           $   1.61
                                                                           ===============================================
Weighted average number of common shares:
Primary                                                                      15,781             15,786             15,835
Fully diluted                                                                16,674             16,679             16,618

See notes to consolidated financial statements


Tiffany & Co. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

 (in thousands)
                                                                                   January 31,
                                                                   ---------------------------
                                                                         1994            1993*
- - ----------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and short-term investments                                       $  4,994       $  6,672
Accounts receivable, less allowances of $4,170 and $7,293)              67,330         51,378
Income tax receivable                                                   12,517             --
Inventories                                                            262,282        224,151
Prepaid expenses                                                        17,718         11,207
                                                                      -----------------------
Total current assets                                                   364,841        293,408
Property and equipment, net                                             97,365         94,454
Deferred income taxes                                                   15,404          5,723
Other assets, net                                                       26,799         25,770
                                                                      -----------------------
                                                                      $504,409       $419,355
                                                                      =======================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings                                                 $ 59,289       $ 22,458
Accounts payable and accrued liabilities                                79,980         63,619
Income taxes payable                                                     6,359          2,679
Merchandise and other customer credits                                   6,947          5,318
                                                                       ----------------------
Total current liabilities                                              152,575         94,074
Long-term trade payable                                                 25,394             --
Reserve for product return                                              13,663             --
Long-term debt                                                         101,500        101,500
Deferred income taxes                                                    6,758          3,858
Postretirement benefit obligation                                       14,320         12,960
Other long-term liabilities                                              1,118          2,157

Commitments and contingencies

Stockholders' equity:
Common stock, $.01 par value; authorized
 30,000 shares, issued 15,660 and 15,620                                   157            156
Additional paid-in capital                                              70,498         69,553
Retained earnings                                                      126,082        140,705
Foreign currency translation adjustments                                (7,656)        (5,608)
                                                                      -----------------------
Total stockholders' equity                                             189,081        204,806
                                                                      -----------------------
                                                                      $504,409       $419,355
                                                                      =======================

*Reclassified for comparative purposes.
 See notes to consolidated financial statements.



                                                  Tiffany & Co. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                  Years Ended January 31,
                                                                           -----------------------------------------------
(in thousands)                                                                 1994             1993*               1992*
- - -------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income/(loss)                                                         $(10,242)          $15,712             $25,470
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                             13,587            11,425               8,134
  Provision for uncollectible accounts                                       2,628             1,152               1,042
  Provision for product return                                              57,500                --                  --
  Reduction in reserve for product return                                  (43,837)               --                  --
  Provision for inventories                                                  3,833             2,020               2,189
  Provision for operational realignment                                         --             7,000                  --
  Deferred income taxes                                                     (7,181)           (4,596)             (4,111)
  Income tax receivable                                                    (12,517)               --                  --
  Postretirement benefit provision                                           1,550             1,600              11,960
  (Increase)/decrease in assets and increase/
    (decrease) in liabilities, net of acquisitions:
  Accounts receivable                                                      (18,317)           (1,976)             (9,747)
  Inventories                                                              (15,792)          (17,586)            (42,841)
  Prepaid expenses                                                          (7,193)            1,474                (647)
  Other assets, net                                                         (1,850)           (7,278)             (5,068)
  Accounts payable and accrued liabilities                                  13,943           (10,578)              8,418
  Income taxes payable                                                       3,044            (4,906)             (1,689)
  Merchandise and other customer credits                                     1,629               631                (545)
  Other long-term liabilities                                                 (798)              352                 246
                                                                          ----------------------------------------------
Total adjustments to net income                                             (9,771)          (21,266)            (32,659)
                                                                          ----------------------------------------------
Net cash used in operating activities                                      (20,013)           (5,554)             (7,189)
                                                                          ----------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                       (18,028)          (22,754)            (41,385)
Acquisitions, net of cash acquired                                              --              (945)             (1,382)
Other                                                                        2,450             4,310               4,218
                                                                          ----------------------------------------------
Net cash used in investing activities                                      (15,578)          (19,389)            (38,549)
                                                                          ----------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase/(decrease) in short-term borrowings                                37,348           (21,200)             12,052
Proceeds from debt offering                                                     --            51,500              50,000
Decrease in long-term debt                                                      --                --             (18,226)
Proceeds from exercise of stock options                                        569             1,095               2,013
Tax benefit from exercise of stock options                                     377               619               3,572
Cash dividends on common stock                                              (4,381)           (4,371)             (4,344)
                                                                          ----------------------------------------------
Net cash provided by financing activities                                   33,913            27,643              45,067
                                                                          ----------------------------------------------
Net(decrease)/increase in cash and short-term investments                   (1,678)            2,700                (671)
Cash and short-term investments at beginning of year                         6,672             3,972               4,643
                                                                          ----------------------------------------------
Cash and short-term investments at end of year                            $  4,994           $ 6,672             $ 3,972
                                                                          ==============================================

*Reclassified for comparative purposes.
 See notes to consolidated financial statements


Tiffany & Co. and Subsidiaries
                                                                16

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                          Total                                                    Foreign
                                          Total          Common Stock    Additional                Currency     Treasury Stock
                                  Stockholders'     -----------------    Paid-in     Retained    Translation   ----------------
(in thousands)                          Equity      Shares     Amount    Capital     Earnings    Adjustments   Share     Amount
- - -------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1991            $176,183      15,672       $157     $62,094     $108,238    $5,785        (299)     $(91)
Issuance of common stock                  250           6          -         250            -         -           -         -
Exercise of stock options               2,013         187          2       2,011            -         -           -         -
Tax benefit from exercise of
  stock options                         3,572           -          -       3,572            -         -           -         -
Cash dividends on
  common stock                         (4,344)          -          -           -       (4,344)        -           -         -
Foreign currency translation
  adjustments                          (3,105)          -          -           -            -    (3,105)          -         -
Net income                             25,470           -          -           -       25,470         -           -         -
                                     -----------------------------------------------------------------------------------------
Balances, January 31, 1992            200,039      15,865        159      67,927      129,364     2,680        (299)      (91)


Exercise of stock options               1,095          54          -       1,095            -         -           -         -
Tax benefit from exercise of
  stock options                           619           -          -         619            -         -           -         -

Cash dividends on
  common stock                         (4,371)          -          -           -       (4,371)        -           -         -
Foreign currency translation
  adjustments                          (8,288)          -          -           -            -    (8,288)          -         -

Retirement of treasury stock                -        (299)        (3)        (88)           -         -         299        91

Net income                             15,712           -          -           -       15,712         -           -         -
                                    ------------------------------------------------------------------------------------------
Balances, January 31, 1993            204,806      15,620        156      69,553      140,705    (5,608)          -         -

Exercise of stock options                 569          40          1         568            -         -           -         -
Tax benefit from exercise of
  stock options                           377           -          -         377                      -           -         -


Cash dividends on
  common stock                         (4,381)          -          -           -       (4,381)        -           -         -

Foreign currency translation
  adjustments                          (2,048)          -          -           -            -    (2,048)          -         -
Net Loss                              (10,242)          -          -           -      (10,242)        -           -         -
                                     -----------------------------------------------------------------------------------------
Balances, January 31, 1994           $189,081      15,660       $157     $70,498     $126,082   $(7,656)          -         -
                                     =========================================================================================


See notes to consolidated financial statements.




                                                 Tiffany & Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A.       SUMMARY OF SIGNIFICANT
         ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Tiffany & Co. and all majority-owned domestic and foreign subsidiaries (the "Company") after elimination of all material intercompany balances and transactions.

CASH AND SHORT-TERM INVESTMENTS AND SUPPLEMENTAL
DISCLOSURE OF CASH FLOW INFORMATION

Short-term investments with an original maturity of 90 days or less are considered cash equivalents. The carrying amount of these instruments approximates fair value due to their short-term maturity.

Supplemental cash flow information for the years ended January 31, 1994, 1993 and 1992 is as follows:

(In thousands)                                           1994               1993             1992
Cash paid during
   the year for:
Interest                                               $8,714            $ 6,571          $ 2,822
                                                       ==========================================
Income taxes                                           $5,535            $13,932          $20,947
                                                       ==========================================
Details of businesses
  acquired in purchase
  transactions were as follows:

Fair value of
  assets acquired                                      $   -             $ 1,284          $ 2,633
Less: Liabilities assumed                                  -                 339            1,079
                                                       ------------------------------------------
Cash paid for
  acquisitions                                             -                 945            1,554
Less: Cash acquired                                        -                   -              172
                                                       ------------------------------------------
Net cash paid for
  acquisitions                                         $   -             $   945          $ 1,382
                                                       ==========================================


RECEIVABLES AND FINANCE CHARGES

Accounts receivable finance charge income on retail revolving charge accounts is included as a reduction in selling, general and administrative expenses.

The Company's domestic and international presence and large diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded expectations.

INVENTORIES

Inventories are valued at the lower of cost or market, with cost being determined by the LIFO (last-in, first-out) method for domestic and foreign branch inventories and the FIFO (first-in, first-out) method for inventories held by foreign subsidiaries.

PROPERTY AND EQUIPMENT

Property and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful lives of the improvements or the terms of the related leases.

Expenditures for repairs and maintenance are charged to operations as incurred, and expenditures for major renewals and betterments are capitalized.

PREOPENING COSTS

Costs associated with the opening of new retail stores are charged to operations in the period incurred.

INCOME TAXES

The Company, its domestic subsidiaries and its foreign branches file a consolidated Federal income tax return. Certain items of revenue and expense are reported for Federal income tax purposes in different periods than for financial reporting purposes, thereby resulting in deferred income tax items.

FOREIGN CURRENCY TRANSLATION

In accordance with Statement of Financial Accounting Standards No. 52, assets and liabilities of foreign operations are translated into U.S. dollars using current exchange rates in effect at the balance sheet date, while revenue and expense accounts are translated at average rates of exchange prevailing during the period. Adjustments resulting from such translation are included as a separate component of stockholders' equity.

The Company recognized approximately $1,534,000 of net foreign currency transaction gains (included in Other income) related to its foreign operations for the year ended January 31, 1994. Gains or losses resulting from foreign currency transactions were not material for the years ended January 31, 1993 and 1992.

GOODWILL

Goodwill represents the excess of cost over fair value of net assets acquired and is being amortized over 20 years using


Tiffany & Co. and Subsidiaries
the straight-line method. At January 31, 1994 and 1993, the remaining unamortized amounts of $6,974,000 and $7,383,000, respectively, are included in Other assets, net.

B.  OPERATIONAL REALIGNMENT

During the year ended January 31, 1994, the Company realigned its business with Mitsukoshi Ltd. in Japan (see Note H).

During the year ended January 31, 1993, the Company charged $7,000,000 to operations which included a selective realignment of store operations and the implementation of improved organizational efficiencies leading to a reduction in worldwide staff levels.

C.  INVENTORIES

(in thousands)                                     1994                       1993
- - ----------------------------------------------------------------------------------
Finished goods                                 $219,010                   $188,609

Raw materials                                    40,210                     33,616

Work in process                                   5,097                      4,076
                                               -----------------------------------
                                                264,317                    226,301

Reserves                                         (2,035)                    (2,150)
                                               -----------------------------------
                                               $262,282                   $224,151
                                               ===================================


At January 31, 1994 and 1993, $177,379,000 and $193,362,000, respectively, of inventories were valued using the LIFO method. The excess of current cost over the LIFO inventory value was $8,470,000 and $6,871,000 at January 31, 1994 and 1993, respectively. The LIFO valuation method had the effect of increasing the net loss by $0.06 per share for the year ended January 31, 1994 and decreasing net income by $0.01 and $0.03 per share for the years ended January 31, 1993 and 1992, respectively.

D.  PROPERTY AND EQUIPMENT

(in thousands)                               1994                    1993
- - -------------------------------------------------------------------------
Leasehold improvements                   $ 81,214                $ 74,870
Office equipment                           26,613                  26,574
Machinery and equipment                    26,184                  18,858
                                         --------------------------------
                                          134,011                 120,302
Accumulated depreciation
  and amortization                        (36,646)                (25,848)
                                         --------------------------------
                                         $ 97,365                $ 94,454
                                         ================================


For the years ended January 31, 1994, 1993 and 1992, the provision for depreciation and amortization amounted to $11,947,000, $9,928,000 and $7,024,000, respectively.


E.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in the thousands)                      1994                1993
- - ----------------------------------------------------------------
Accounts payable-trade               $40,476             $30,631
Accrued rent payable                   6,777               5,325
Accrued compensation and
 commissions                           5,906               5,313
Retail sales taxes                     2,333               2,233
Other                                 24,488              20,117
                                     ---------------------------
                                     $79,980             $63,619
                                     ===========================


F.  DEBT

On January 29, 1993, the Company entered into an agreement with a group of lenders to issue, at par, $51,500,000 of 7.52% Senior Notes Due 2003. The Note Purchase Agreements (the "Note Agreements") require maintenance of specific financial covenants and ratios, and limit certain payments, investments and indebtedness, in addition to other requirements customary in such circumstances. The Note Agreements also provide that, in the event a default has occurred under any debt of the Company in excess of $1,000,000, the unpaid principal amount of these Senior Notes may become immediately due and payable. The proceeds from this loan were used entirely to repay short-term indebtedness under the Company's revolving credit facility (the "Credit Facility"). As of January 31, 1994, the fair value of the Company's Senior Notes was estimated to be $54,278,000 based upon the quoted market prices of comparable instruments.

On January 31, 1993, the Company entered into a three-year $50,000,000 interest rate swap agreement. In addition to the interest on the 7.52% Senior Notes, the Company will pay the six-month LIBOR rate, adjusted every six months, and will receive a fixed rate of 5.30%. The interest rate swap agreement had the effect of reducing interest by approximately $891,000 for the year ended January 31, 1994.

On March 19, 1991, the Company completed a Euro-offering of $50,000,000, at par, of 6 3/8% Convertible Subordinated Debentures Due 2001 (the "Debentures") issued pursuant to an Indenture (the "Indenture"), which are convertible into shares of the Company's common stock at a conversion price of $56.00, subject to certain adjustments, and are subordinated in right of payment to all existing and future senior indebtedness of the Company. The Deben-tures are redeemable at the option of either the Company or the holder under certain circumstances. The Indenture contains a cross-default provision relating to an event of default under any of the Company's debt agreements whereby outstanding debt in excess of $3,000,000 has been accelerated and such acceleration has not been rescinded within 10 days after notification. In addition, the Indenture requires the Debentures to be collateralized equally and ratably with any collateralized subordinated debt of the Company. As of January 31, 1994, the fair value of the Company's Debentures was estimated to be $50,000,000, based upon the quoted market price of this instrument.

The Company also maintains a $100,000,000 Credit Facility expiring July 1995, which it uses to support short-term borrowings. The Credit Facility entitles the Company to borrow up to $20,000,000 on a non-collateralized basis from each of five banks at interest rates based upon Eurodollar rates, a prime rate, certificate of deposit rates or money market rates. During the years ended January 31, 1994 and 1993, interest rates ranged from 1.35% to 10.95% and 3.25% to 11.95% respectively. Each Credit Facility agreement provides for the payment of an annual commitment fee based on unused amounts and contains covenants that require maintenance of specific net worth, working capital and capital expenditure levels, in addition to other requirements customary in such circumstances. In addition, each Credit Facility agreement contains a cross-default provision relating to an event of default under any debt of the Company which exceeds $100,000.

In connection with the Company's realignment of its business in Japan, the Company modified certain covenants of the Note Agreements and Credit Facility and received a waiver of compliance with respect to certain of the Credit Facility's financial covenant requirements through January 31, 1994. The Company expects to be in compliance with its modified financial covenant requirements.

During the year ended January 31, 1994, the Company established a yen 2,500,000,000 (approximately $23,100,000) non-collateraliled line of credit expiring in July 1995. This line of credit bears interest at a Euroyen rate plus 55 basis points. At January 31, 1994, the Company had yen 2,000,000,000 (approximately $18,500,000) outstanding at an average rate of 2.91% under this line.

G.  COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities. The leases, which expire at various dates through 2009, also provide for the payment of taxes, insurance and maintenance, and certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and consumer price indices.

Rent-free periods granted under certain leases, including scheduled rent increases, are charged to rent expense on a straight-line basis over the related terms of such leases. Rent expense under leases, including escalations, for the years ended January 31, 1994, 1993 and 1992, amounted to $26,552,000, $24,015,000 and $19,382,000, respectively.

Future minimum annual rental payments under non-cancelable operating leases are as follows:


                                  Minimum Annual
Fiscal Year Ending               Retail Payments
January 31,                       (in thousands)
- - ------------------------------------------------
1995                                     $23,581
1996                                      17,043
1997                                      15,310
1998                                      15,203
1999                                      15,216
2000 and thereafter                       91,736

The Company is, from time to time, involved in routine litigation incidental to the conduct of its business including proceedings to protect its trademark rights, litigation instituted by persons injured upon premises within the Company's control and litigation with present and former employees. Management believes that such pending litigation will not have a material adverse effect on the Company's consolidated results of operations or financial condition.

H.  RELATED PARTY TRANSACTIONS

Mitsukoshi Ltd. ("Mitsukoshi"), a leading Japanese department store group, owns approximately 14% of the Company's outstanding common stock. Until July 1993, Mitsukoshi served as the Company's principal distributor in Japan. Pursuant to written agreement, the Company now operates TIFFANY & CO. boutiques in Mitsukoshi's stores in exchange for a percentage of net sales. Wholesale sales to Mitsukoshi amounted to $42,000,000, $74,000,000 and $115,000,000 for the
years ended January 31, 1994, 1993
and 1992, respectively. There were no trade receivables due from Mitsukoshi at January 31, 1994 and 1993.

During the year ended January 31, 1994, the Company realigned its primary Japanese distribution arrangement and assumed full merchandising and marketing responsibilities for 29 TIFFANY & CO. boutiques previously operated by Mitsukoshi in Japan. As part of the transaction, the Company agreed to repurchase over the next four years approximately $115,000,000 of TIFFANY & CO. merchandise previously sold to Mitsukoshi. Accordingly, in the second quarter of 1993 the Company established a reserve for product return of $57,500,000 which had the effect of reducing net income by $32,700,000 (net of income tax benefit of $24,800,000), or $2.07 per share. Under this agreement, approximately $30,000,000 of merchandise remains to be repurchased throughout the period ending February 28, 1998. Approximately $25,400,000 is owed to Mitsukoshi through a long-term trade payable agreement, due February 28, 1998, which has been accounted for as a non-cash transaction.

During the year ended January 31, 1993, the Company assumed the operation of seven boutiques previously operated by Mitsukoshi in non-Mitsukoshi department stores in Japan.

I. STOCKHOLDERS' EQUITY
PREFERRED STOCK
The Board of Directors is authorized to issue, without further action by the stockholders, shares of preferred stock, and to fix and alter the rights related to such stock. In March 1987, the stockholders authorized 2,000,000 shares of preferred stock, par value $0.01 per share. In November 1988, the Board of Directors designated certain shares of such preferred stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, to be issued in connection with the exercise of certain stock purchase rights under the Stockholder Rights Plan (described below). At January 31, 1994 and 1993, there were no shares of preferred stock issued or outstanding.

STOCKHOLDER RIGHTS PLAN
Under the Company's Stockholder Rights Plan, each outstanding share of common stock has a stock purchase right which will become exercisable should certain takeover-related events occur. The rights expire on November 17, 1998 and are subject to redemption at $.01 per right. Following such events, but before any person has acquired beneficial ownership of 20%. of the common shares, each right may be used to purchase one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $140 (subject to adjustment); after such an acquisition, each right may be used to purchase, for the exercise price, common shares having a market value equal to two times such exercise price. If, after such an acquisition, a merger of the Company occurs (or 50% of the Company's assets are sold), each right may be exercised to purchase, for the exercise price, common shares of the acquiring corporation having a market value equal to two times the exercise price. Rights held by such a 20% owner may not be exercised.

CASH DIVIDENDS
Cash dividends declared and paid during the years ended January 31, 1994 and 1993 amounted to $4,381,000 and $4,371,000, respectively. On February 17, 1994, the Company's Board of Directors declared a regular quarterly dividend of $0.07 per common share, for stockholders of record on March 21, 1994, to be paid on April 11, 1994.

STOCK OPTIONS
Under the 1985 Stock Option Plan, options to acquire up to 360,000 shares of common stock may be granted to key employees of the Company at no less than 100% of fair market value on the date of grant. Certain options granted under the 1985 Plan are intended to qualify as "incentive stock options" pursuant to
Section 422A of the Internal Revenue Code. Of the options granted, options for 180,000 shares became exercisable in full two years following the date of grant. The balance became exercisable in part one year following the date of grant. Options under the 1985 Plan have maximum terms of 10 or 11 years.

Under the 1986 Stock Option Plan, non-qualified stock options to acquire 2,209,000 shares of common stock may be granted to key employees of the Company at no less than 100%. of the fair market value on the date of the grant. The stockholders of the Company will be asked to approve an amendment to the 1986 Plan increasing by 500,000 the number of shares of common stock available for issuance under the 1986 Plan. Options granted under the 1986 Plan have a maximum term of 11 years and are exercisable in four equal installments with the first install-ment becoming exercisable on the first anniversary of the grant date.
The stockholders of the Company have also approved the 1988 Director Option Plan, under which options to acquire 150,000 shares of common stock may be granted to non-employee directors of the Company at a price equal to 50% of the fair market value on the date of grant. Each director may elect to receive options in lieu of all or 50% of an annual retainer fee. Options granted under this plan have a maximum term of 15 years and are exercisable in full one year following the date of grant.
        Changes in options under these plans during the years ended
January 31, 1992, 1993 and 1994 were as follows:

                                Number of         Option Price
                                   Shares            Per Share
- - --------------------------------------------------------------
Outstanding-
January 31, 1991               1,122,506         $ 1.81-$52.88

Granted                          172,810         $22.19-$52.31
Exercised                       (186,935)        $ 1.81-$44.69
Canceled                         (33,574)        $15.54-$52.88
                               ---------
Outstanding-
January 31, 1992               1,074,807         $ 1.81-$52.88

Granted                          433,890         $16.91-$50.94
Exercised                        (54,338)        $ 1.81-$44.63
Canceled                         (57,164)        $14.75-$52.88
                               ---------
Outstanding-
January 31, 1993               1,397,195         $ 1.81-$52.88

Granted                          321,270         $15.88-$31.88
Exercised                        (39,826)        $ 1.81-$26.71
Canceled                        (108,888)        $25.21-$52.88
                               ---------
OUTSTANDING-
JANUARY 31, 1994               1,569,751          $1.81-$52.88
                               =========
EXERCISABLE-
JANUARY 31, 1994                 820,079
                               =========

J. POSTRETIREMENT HEALTH CARE AND
   LIFE INSURANCE BENEFITS
In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The Company's employee and retiree health care benefits are administered by an insurance company and premiums on life insurance are based on benefits paid during the year. The Company's policy had been to expense these retiree benefit costs when paid. Effective February 1, 1991, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), which requires companies to accrue the cost of providing postretirement benefits throughout the employees' active service periods until they attain full eligibility for those benefits. Under SFAS 106, the Company recognized its transition obligation under the immediate recognition basis which amounted to $10,960,000 and resulted in a reduction of net income of $6,335,000, or $0.40 per share, for the year ended January 31, 1992.

The following table sets forth the Company's cumulative postretirement benefit obligation and the amount recognized in the Company's consolidated balance sheets at January 31, 1994 and 1993:

(in thousands, except percentages)         1994           1993
- - --------------------------------------------------------------
Retirees                                $ 9,294        $ 7,304
Fully eligible plan participants            855            672
Other active plan participants            9,852          7,742
                                        ----------------------
Total accumulated postretirement
   benefit obligation                    20,001         15,718
Unrecognized loss                         4,891          2,158
                                        ----------------------
Postretirement benefit obligation       $15,110        $13,560
                                        ======================
Discount rate                              7.50%          8.25%
Rate of increase in compensation           5.00%          5.50%

Health care cost trend                    11.00%(a)      14.00%(b)

(a) Gradually declining to 5.50% to be achieved in the year, 2011
(b) Gradually declining to 5.50% to be achieved in the year 2050.

Postretirement benefit cost included the following components:

(in thousands, except percentages)    1994             1993             1992
- - ----------------------------------------------------------------------------
Service cost                        $1,042             $988             $655
Interest cost on Projected
benefit obligation                   1,298            1,178              991
                                    ----------------------------------------
Total postretirement
benefit cost                        $2,340           $2,166           $1,646
                                    ========================================
Discount rate                         8.25%            8.25%            8.50%

Rate of increase
  in compensation                     5.50%            6.00%            6.00%

Health care cost trend(a)            14.00%           14.50%           15.00%

(a) Gradually declining to 5.50% to be achieved in the Year 2050.

Based on current estimates, increasing the health care cost trend rate by one percentage point would increase the Company's accumulated postretirement benefit obligation by $2,762,000 and the aggregate service and interest cost components of net periodic postretirement benefit cost for the year ended January 31,1994 by $425,000.

K.  PENSION  PLAN
The Company has a non-contributory defined benefit pension plan (the "Plan") covering substantially all domestic salaried and full-time hourly employees. The Company accounts for pension expense under the provision of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," which requires the use of the projected unit credit actuarial method for financial reporting purposes. Plan benefits are based on the highest five years of compensation or as a percentage of actual compensation, as applicable in the circumstances, and the number of years of service. The actuarial present value of the vested benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees.

Net pension expense included the following components:

(in thousands, except percentages)        1994        1993      1992
- - --------------------------------------------------------------------
Service cost-benefits
   earned during period                 $2,076      $1,850    $1,284
Interest cost on projected
   benefit obligation                    2,493       2,299     2,074
Return on assets                        (3,073)     (1,015)   (3,604)
Net amortization
   and deferrals                         1,411        (326)    2,522
                                        ----------------------------
Net periodic
   pension cost                         $2,907      $2,808    $2,276
                                        ============================
Discount rate                             8.25%       8.50%     9.25%
Rate of increase
   in compensation                        5.50%       6.00%     6.00%
Long-term rate of
   return on assets                       9.00%       9.00%     9.00%

The following table sets forth the funded status of the Plan and amounts recognized in the Company's consolidated balance sheets at January 31, 1994 and 1993:

(in thousands, except  percentages)           1994         1993
- - ---------------------------------------------------------------
Actuarial present value
   of benefit obligation:
     Vested                                $26,852      $22,372
     Nonvested                               3,889        3,165
                                           --------------------
Accumulated benefit obligation             $30,741      $25,537
                                           ====================
Projected benefit obligation               $36,440      $30,761
Plan assets at fair value,
   primarily stocks and
   fixed income securities                  30,131       26,394
                                           --------------------
Projected benefit obligation
   in excess of Plan assets                  6,309        4,367
Unrecognized net loss                       (5,182)      (3,763)
Unrecognized net obligation                   (755)        (858)
Recognition of minimum liability               237            -
                                           --------------------
Pension liability/(cost) recognized
   in the consolidated
   balance sheets                             $609      $  (254)
                                           ====================

The assumptions used in the calculation of the projected benefit obligation are as follows:

                                              1994         1993
- - ---------------------------------------------------------------
Discount rate                                 7.50%        8.25%
Rate of increase in compensation              5.00%        5.50%

L. INCOME TAXES
Effective February 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the Company to provide for taxes based upon the tax rate at which the items of income and expense are expected to be settled in the Company's tax return. The adoption of this standard did not have a material impact on the Company's consolidated results of operations or financial condition. Prior years' financial statements have not been restated.

Components of the (benefit)/provision for income taxes are as follows:

(in thousands)                       1994              1993             1992
- - ----------------------------------------------------------------------------
Current:
   Federal                        $(9,472)          $ 4,827          $15,716
   State and foreign                7,782             4,954            7,721
                                  ------------------------------------------
                                   (1,690)            9,781           23,437
                                  ------------------------------------------
Deferred:
   Federal                         (2,324)           (5,078)              32
   State and foreign               (3,744)             (490)            (208)
                                  ------------------------------------------
                                   (6,068)           (5,568)            (176)
                                  ------------------------------------------
                                  $(7,758)          $ 4,213          $23,261
                                  ==========================================

The Company has an income tax receivable amounting to $12,517,000, primarily due to the recognition of a tax benefit from its year ended January 31, 1994 domestic net operating loss, as well as foreign tax credits available for carryback and the overpayment of estimated Federal and state income taxes.

Deferred tax assets/(liabilities) as of January 31, 1994 consisted of the following:

(in thousands)                                         1994
- - -----------------------------------------------------------
Postretirement benefits                             $ 6,434
Product return reserve                                6,267
State net operating loss carryforward                 2,703
Inventory reserves                                    5,210
Accrued expenses                                      2,383
Depreciation                                         (5,189)
Pension contribution                                 (2,160)
Undistributed earnings of foreign
   subsidiaries                                      (3,868)
Other                                                (3,134)
                                                    -------
Net deferred tax assets                             $ 8,646
                                                    =======

The income tax effects of items comprising the deferred income tax expense are as follows:

(in thousands)                       1994              1993             1992
- - ----------------------------------------------------------------------------
Postretirement
   benefit obligation             $  (711)          $  (544)           $(340)
Tax audit settlement                    -            (4,196)               -
Lease buyout provision                510              (510)

Product return reserve             (6,267)                -                -
Undistributed earnings of
   foreign subsidiaries             1,028             1,211              686
State net operating loss
   carryforward                    (2,703)                -                -
Other                               2,075            (1,529)            (522)
                                  ------------------------------------------
                                  $(6,068)          $(5,568)           $(176)
                                  ==========================================

For the year ended January 31,1994, the Company recognized a state income tax benefit of approximately $2,703,000 attributable to net operating loss carryforwards which expire at various dates through 2009. The Company has approximately $8,000,000 of foreign tax credits available for carryback or carryforward, which expire in 1999.

A reconciliation of the benefit)/provision for income taxes at the statutory Federal income tax rate to the Company's effective income tax rate as reported is as follows:

                                    1994               1993             1992
- - ----------------------------------------------------------------------------
Statutory Federal income
  tax rate                         (35.0)%             34.0%            34.0%
Tax audit settlement                   -              (21.1)               -
State income taxes, net of
  Federal benefit                  (14.2)               6.1              7.2
Foreign tax rates in excess
  of foreign tax credits             4.8                  -                -
Other                                1.3                2.1              1.0
                                   -----------------------------------------
Effective income tax rate          (43.1)%             21.1%            42.2%
                                   =========================================

During the year ended January 31, 1993, the Company was advised by the Internal Revenue Service that its audit of the Company's Federal tax returns for the 1985-1988 fiscal years was completed. The statute of limitations with respect to such fiscal periods had expired. All material proposed adjustments related to the acquisition of Tiffany and Company from Avon Products, Inc. in October 1984 and with respect to certain indebtedness incurred prior to the completion of the Company's May 1987 initial public offering were withdrawn. As a result, the provision for income taxes was reduced by $4,196,000, in order to adjust tax reserves that had been established for the 1985-1988 fiscal years.

M. FOREIGN OPERATIONS

Certain information relating to the Company's foreign operations is set forth below:

(in thousands)                       1994              1993             1992
- - ----------------------------------------------------------------------------
Net sales:
Domestic-U.S.                    $364,556          $326,828         $316,282
        -Export                    41,106            87,730          122,773
Foreign                           160,839            71,838           52,851
                                 -------------------------------------------
                                 $566,501          $486,396         $491,906
                                 ===========================================
Income/(loss) from
   operations:
   Domestic                      $ 77,321          $ 73,559         $ 98,229
   Foreign                         12,420             2,381            3,888
   Corporate expenses             (42,270)          (42,199)         (41,089)
   Japan realignment              (57,500)
   Operational
      realignment                       -            (7,000)
Interest and other
   expense, net                    (7,971)           (6,816)          (5,962)
                                 -------------------------------------------
Income/(loss) before
   income taxes                  $(18,000)          $19,925          $55,066
                                 ===========================================
Identifiable assets:
Domestic                         $330,324          $287,127         $278,730
Foreign                           174,085           132,228          116,152
                                 -------------------------------------------
                                 $504,409          $419,355         $394,882
                                 ===========================================

N. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                           Fiscal 1993 Quarter Ended
                                          ----------------------------------------------------------
(in thousands except per share amounts)   April 30      July 31          October 31       January 31
- - ----------------------------------------------------------------------------------------------------
Net sales                                 $109,481     $114,233            $134,750         $208,037
Gross profit/(loss)                         50,781       (2,053)(a)          71,832          112,322
Income/(loss) from operations                3,705      (55,675)              7,916           34,025
Net income/(loss)                            1,037      (32,550)              3,255           18,016

Net income/(loss) per share:
Primary                                   $   0.07     $  (2.06)           $   0.21         $   1.14
                                          ==========================================================
Fully diluted                             $   0.07     $  (2.06)           $   0.21         $   1.11
                                          ==========================================================

                                                                           Fiscal 1992 Quarter Ended
                                          ----------------------------------------------------------
(in thousands, except per share amounts)  April 30          July 31      October 31       January 31
- - ----------------------------------------------------------------------------------------------------
Net sales                                 $107,238         $120,830        $105,897         $152,431
Gross profit                                49,594           58,993          54,304           74,142
Income from operations                       6,998            8,553             607           10,583
Net income                                   3,103            3,889              56            8,664
Net income per share:
Primary                                   $   0.20         $   0.25        $   0.00         $   0.55
                                          ==========================================================
Fully diluted                             $   0.20         $   0.25        $   0.00         $   0.55
                                          ==========================================================

(a) includes a $57,500 provision related to the realignment of the Company's business in Japan.

The sum of the quarterly net income per share amounts may not equal the full year amount since the computations of the weighted average number of common and common equivalent shares outstanding for each quarter and the full year are made independently.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Tiffany & Co.

We have audited the accompanying consolidated balance sheets of Tiffany & Co. and Subsidiaries as of January 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tiffany & Co. and Subsidiaries as of January 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note J to the consolidated financial statements, in 1991 the Company changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106.


/s/ Coopers & Lybrand
- - ---------------------
New York, New York
March 7,1994.


REPORT OF MANAGEMENT

The Company's consolidated financial statements were prepared by management, who are responsible for their integrity and objectivity. The financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal accounting control designed to provide reasonable assurance that the Company's assets are adequately safeguarded and that the accounting records reflect transactions executed in accordance with management's authorization. The system of internal control is continually reviewed and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit.

The consolidated financial statements have been audited by Coopers & Lybrand, Independent Accountants. Their report is shown on this page.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly to discuss specific accounting, financial reporting and internal control matters. Both the independent accountants and the internal auditors have full and free access to the Audit Committee. Each year the Audit Committee selects the firm that is to perform audit services for the Company.