Form 10-K, Exhibit 13
period 1995-01-31
TIFFANY & CO
filed 1995-04-07
CIK 98246

                                                                EXHIBIT 13.1


SELECTED FINANCIAL DATA

The following table sets forth selected financial data with respect to the Company for Fiscal 1987-Fiscal 1994. All share and per share data have been retroactively adjusted to reflect the three-for-two split of the Company's Common Stock effected in the form of a share distribution ("stock dividend") in Fiscal 1989.


(in thousands, except per          FISCAL     Fiscal     Fiscal       Fiscal     Fiscal     Fiscal     Fiscal     Fiscal
share amounts and employees)         1994       1993       1992         1991       1990       1989       1988       1987
- ------------------------------------------------------------------------------------------------------------------------
EARNINGS DATA:
Net sales                        $682,831   $566,501   $486,396     $491,906   $455,712   $383,964   $290,344   $230,488
Gross profit                      358,202    232,882    237,033      243,009    223,600    191,683    144,511    112,140
Income/(loss) from operations      64,655    (10,029)    26,741       61,028     67,806     60,977     44,193     33,691
Income/(loss) before accounting
  change and extraordinary item    29,341    (10,242)    15,712       31,805     36,661     33,305     24,901     16,820
Income/(loss) per share before
 accounting change and
 extraordinary item:
 Primary                             1.85      (0.65)      1.00         2.01       2.34       2.13       1.62       1.17
 Fully diluted                       1.85      (0.65)      1.00         2.01       2.34       2.13       1.62       1.17
Weighted average number of
 common shares (primary)           15,898     15,781     15,786       15,835     15,694     15,606     15,332     14,300

BALANCE SHEET DATA:
Total assets                     $551,372   $504,409   $419,355     $394,882   $307,268   $237,061   $162,648   $126,669
Inventories                       270,075    262,282    224,151      213,435    173,964    142,545    103,771     70,778
Working capital                   234,687    212,266    199,334      159,466    131,219    112,735      81,329    66,772
Capital expenditures               18,977     18,103     22,754       41,385     24,835     14,040      9,680      1,895
Short-term borrowings              60,696     59,289     22,458       43,566     31,046     14,339      7,253         --
Long-term debt                    101,500    101,500    101,500       50,000     18,226     18,226         --         --
Stockholders' equity              221,697    189,081    204,806      200,039    176,183    135,568     99,193     71,621
Book value per share                14.12      12.07      13.11        12.61      11.24       8.71       6.46       5.56
Cash dividends per share             0.28       0.28       0.28         0.28       0.26       0.18       0.10         --

Numberof employees                  3,306      3,133      2,865        2,735      2,379      2,085      1,741      1,324


8 Tiffany & Co. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Company operates three channels of distribution: U.S. Retail includes retail sales in Company-operated stores in the U.S. and wholesale sales to independent retailers in North America; Direct Marketing includes corporate (business-to business) and catalog sales; and International Retail includes retail sales through Company-operated stores and boutiques, corporate sales, and wholesale sales to independent retailers and distributors in Asia-Pacific, Europe, Canada and the Middle East.

Net sales by channel of distribution:

                                   FISCAL     Fiscal     Fiscal
(in thousands)                       1994       1993       1992
- ---------------------------------------------------------------
U.S. Retail                      $308,290   $268,706   $241,127
Direct Marketing                   92,684     87,429     89,541
International Retail              281,857    210,366    155,728
                                 ------------------------------
                                 $682,831   $566,501   $486,396
                                 ==============================

(percentage of net sales)
- -------------------------
U.S. Retail                            45%        47%        50%
Direct Marketing                       14         16         18
International Retail                   41         37         32
                                  -----------------------------
                                      100%       100%       100%
                                  =============================

NET SALES increased 21% in Fiscal 1994 and 16% in Fiscal 1993.

U.S. Retail sales increased 15% and 11% in Fiscal 1994 and 1993, and comparable store sales rose 12% and 8%. Sales in the New York store rose 11% to $130,602,000 in Fiscal 1994 after increasing 2% to $117,700,000 in Fiscal 1993, and represented 19%, 21% and 24% of total Company sales in Fiscal 1994, 1993 and 1992. Comparable branch store sales increased 14% and 13% in Fiscal 1994 and 1993. The Company opened two new U.S. TIFFANY & CO. stores in Fiscal 1994 and opened one store and closed one boutique in Fiscal 1993. Sales growth in Fiscal 1994 was primarily due to a higher volume of retail transactions, while in Fiscal 1993 it was due to an increase in the average transaction amount. In both years, higher sales were primarily generated by sales made to local-resident customers. Sales to international tourists represented 14% of retail store sales in the U.S. in Fiscal 1994, compared with 15% in both Fiscal 1993 and 1992. Wholesale trade and fragrance sales to independent retailers in North America increased in both Fiscal 1994 and 1993 and represented 8% of U.S. Retail sales in Fiscal 1994, 1993 and 1992.

Direct Marketing sales increased 6% in Fiscal 1994, following a 2% decline in Fiscal 1993. Corporate sales, representing approximately two-thirds of the sales in this channel, rose 2% in Fiscal 1994 after declining 4% in Fiscal 1993. Although the number of corporate orders increased in both years, there was a decline in average order size, which management attributes to continued conservative spending by U.S. corporations. Catalog sales increased 16% and 1% in Fiscal 1994 and 1993. The Company mailed 15.0 million catalogs in Fiscal 1994, compared with 14.1 million in Fiscal 1993 and 12.9 million in Fiscal 1992. Catalog sales in Fiscal 1994 primarily benefitted from a higher catalog response rate, which resulted in an increased number of orders, while Fiscal 1993 sales were affected by a lower catalog response rate and a lower average order size.

International Retail sales increased 34% in Fiscal 1994 and 35% in Fiscal 1993. Sales in the first half of Fiscal 1994 were not directly comparable with the first half of Fiscal 1993 due to the realignment of the Company's Japan business in July 1993 (discussed below). Total Japan sales increased 44% in Fiscal 1994 and 57% in Fiscal 1993. When measured in yen, comparable store sales increased 3% in Fiscal 1994 following a 14% decline in Fiscal 1993 (for comparison purposes, Fiscal 1993 and 1992 sales include retail sales made in boutiques that were operated by Mitsukoshi Ltd. prior to and in the first half of Fiscal 1993). Total Japan sales represented approximately 28%, 23% and 17% of total Company sales in Fiscal 1994, 1993 and 1992. Sales in Japan in Fiscal 1994 and 1993 were negatively affected by economic conditions in Japan and favorably affected by the Company's merchandising, marketing and publicity initiatives, including significant price reductions (discussed below). In addition, three TIFFANY & CO. boutiques, which represent 5% of retail sales in Japan, closed in January 1995 following an earthquake. Any future effect on consumer spending in Japan from the earthquake cannot be predicted, nor is it known if or when the closed boutiques may reopen, but the Company expects to open additional boutiques in Fiscal 1995.

The Company also achieved sales growth in its other Asia-Pacific markets. In Europe, total sales increased 15% in Fiscal 1994 and decreased 6% in Fiscal 1993. Comparable European retail store sales, when measured in local currencies, were unchanged in Fiscal 1994 following a 2% increase in Fiscal

Tiffany & Co. and Subsidiaries                                                 9

1993. Three new TIFFANY & CO. international retail locations were opened in Fiscal 1994, following the opening of five locations in Fiscal 1993.

In July 1993, the Company effected a realignment of its business in Japan by assuming merchandising and marketing responsibilities for each of the 29 TIFFANY & CO. boutiques previously operated by Mitsukoshi Ltd., an operator of department stores. Under the new arrangement, Mitsukoshi no longer purchases TIFFANY & CO. merchandise on a wholesale basis for resale in Japan. Instead, Mitsukoshi acts for the Company in the sale of merchandise owned by the Company, and the Company recognizes as revenues the retail price charged to the ultimate consumer in Japan (as opposed to the wholesale price previously charged to Mitsukoshi). Mitsukoshi is paid at the rate of approximately 27% of retail sales in compensation for providing boutique facilities and sales and clerical staff, as well as for the collection of receivables and security of store inventories. The new arrangement entails greater seasonality in sales for the Company than did the prior wholesale arrangement with Mitsukoshi. The Company incurs greater expenses in Japan under the new arrangement, but also records higher revenues at the retail level. In general, management believes that the Company's increased revenues and corresponding gross profit more than offset the increased expenses.

As a result of the business realignment in Japan, the Company's reported sales and earnings results benefit from a strengthening Japanese yen and are adversely affected by a strengthening U.S. dollar. To reduce the potential negative impact of a significant strengthening of the dollar against the yen on the Company's financial results, in early Fiscal 1994 the Company initiated a foreign currency hedging program for merchandise purchase transactions initiated from Japan. The Company's pretax expense related to its hedging program was $991,000 in Fiscal 1994.

Since the realignment, the Company has made a number of changes in its Japan business that have affected sales, gross margins, inventory levels and operating expenses. In June 1994, the Company reduced Japan retail prices by approximately 25% on products that generate approximately 55% of Japan retail sales. In October 1993, prices of solitaire diamond rings, which represent more than one-third of sales in Japan, were reduced approximately 20%. These reductions, done in part to offset the effect of a strengthening yen, were taken to make pricing for TIFFANY & CO. brand merchandise more competitive with both Japanese and imported brands in Japan by reducing the premium over New York prices to approximately 50%. In the past, retail prices of imported luxury goods in Japan typically reflected a substantial premium to "home market" prices, although a recent trend among retailers in Japan has been to reduce that premium.

Other improvements made since the Japan realignment, some of which will not be fully implemented before the end of Fiscal 1995, include the establishment of processes and systems to improve merchandise availability and to expedite the flow of merchandise to the boutiques; an increase in advertising expenditures directed to Japan; and improved visual merchandising within the boutiques.

GROSS MARGIN (gross profit as a percentage of net sales) was 52.5% in Fiscal 1994, compared with 51.3% (excluding the effect of the nonrecurring charge related to the Japan business realignment) in Fiscal 1993 and 48.7% in Fiscal 1992. The increases were primarily due to the effect of recording higher retail sales as part of the Japan realignment. Based on current plans, the Company's objective is to maintain full-year gross margin at approximately current levels.

OPERATING EXPENSES (selling, general and administrative expenses and the provision for uncollectible accounts) increased 21% and 16% in Fiscal 1994 and 1993. The increases were largely due to the effect of the Japan realignment (staffing-related expenses and sales-related variable expenses--primarily fees paid to department stores), the weakened U.S. dollar and its effect on translating foreign operating expenses into U.S. dollars, and incremental occupancy, staffing and marketing expenses related to the Company's worldwide expansion program. As a percentage of net sales, operating expenses were 43.0% in Fiscal 1994, compared with 42.9% and 43.2% in Fiscal 1993 and 1992.

INTEREST EXPENSE increased in Fiscal 1994 and 1993, primarily due to higher average short-term borrowings to support the Company's worldwide expansion program and the effect of the Japan realignment. A significant portion of the Company's short-term borrowings at January 31, 1995 and 1994 was denominated in Japanese yen and was used to support the local working capital requirements of the Company's Japan operations. Based on current plans, management expects slightly higher interest expense in Fiscal 1995.

THE PROVISION/(BENEFIT) FOR INCOME TAXES resulted in an effective tax rate of 43.1% in Fiscal 1994, (43.1)% in Fiscal 1993 and 21.1% in Fiscal 1992. The
disproportionate effective tax rate in Fiscal 1992 primarily resulted from an adjustment to tax reserves that had been established for the Company's 1985-1988 fiscal years (see Note O to Consolidated Financial Statements).

ACCOUNTING STANDARDS: In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Accounting for Postemployment Benefits." The adoption of this new standard in Fiscal 1994, as required, did not have a material effect on the Company's consolidated results of operations or financial condition.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES: Management believes that the Company's financial condition at January 31, 1995 provides sufficient liquidity and resources to support current business activity and planned expansion.

Working capital and the corresponding current ratio were $234,687,000 and 2.4:1 at January 31, 1995 and $212,266,000 and 2.4:1 at January 31, 1994. Accounts receivable decreased 8% in Fiscal 1994, following a 31% increase in Fiscal 1993. Accounts receivable performance in Fiscal 1994 represented improved collection productivity relative to sales growth, while the increase in Fiscal 1993 primarily reflected higher sales levels and receivables in Japan due to the business realignment.

Inventories (which represent the largest component of both working capital and current assets) increased 3% in Fiscal 1994 and 17% in Fiscal 1993. In both years, the increases were due to merchandise purchases to support sales growth, new store openings and expanded product offerings. In addition, the increase in Fiscal 1994 reflected the weakened U.S. dollar and its effect on translating foreign inventories into U.S. dollars, while the increase in Fiscal 1993 reflected inventory repurchased from Mitsukoshi as part of the Japan business realignment. Inventory turnover was 0.9 times at January 31, 1995 and 1994. The Company is taking several steps to improve inventory performance: replenishment systems are being refined; merchandising management is being reorganized to increase the focus on the specialized disciplines of product development, assortment planning and inventory management; a visual merchandising group has been created to improve the presentation and management of display inventories in each store; and assortment editing by product category is being pursued.

Capital expenditures were $18,977,000, $18,103,000 and $22,754,000 in Fiscal 1994, 1993 and 1992. In all three years, these expenditures were required for the opening of new stores and the expansion of certain existing stores, for the renovation and expansion of administrative office facilities and for enhanced computer operations and distribution capabilities. Based on current expansion plans, the Company expects capital expenditures in Fiscal 1995 will be approximately $30,000,000.

Cash dividends of $0.28 per share of Common Stock were paid in Fiscal 1994, 1993 and 1992. The Company expects to retain the majority of its earnings to support its business and future expansion.

The Company incurred a net cash inflow from operating activities of $65,574,000 in Fiscal 1994, compared with an outflow of $19,502,000 in Fiscal 1993. Net debt (short-term borrowings and long-term debt, less cash and short-term investments) was $117,878,000 and $155,795,000 at January 31, 1995 and 1994.
The ratio of net debt to total capital (net debt and stockholders' equity) was 35% and 45% at January 31, 1995 and 1994. In addition, the Company had a long-term trade payable of yen 2,750,000,000 ($27,591,000) at January 31, 1995 and yen 2,750,000,000 ($25,394,000) at January 31, 1994, which relates to certain merchandise repurchased in Fiscal 1993 under the Japan business realignment and is payable to Mitsukoshi on February 28, 1998. Inventory and debt levels have been increased in recent years to support the Company's long-term, worldwide expansion strategies and the Company's Fiscal 1993 realignment of its Japan business; however, it is management's goal to improve inventory turnover, generate excess cash flow and reduce the ratio of net debt to total capital.

The Company's sources of working capital are internally generated funds and funds available under a $100,000,000 revolving credit facility and a yen 2,500,000,000 ($25,100,000) line of credit. The Company's operations and expansion programs were supported with internally generated funds in Fiscal 1994, but were financed with revolving credit facility funds in Fiscal 1993. The Company is in the process of arranging for a new five-year $130,000,000 agented multicurrency revolving credit facility to replace the current $100,000,000 credit facility as well as the yen 2,500,000,000 non-collateralized line of credit, both of which expire in July 1995. The Company has received signed commitment letters from the participating lenders, subject to their satisfactory review of documentation. Management anticipates that internally generated funds and funds available under the new facility will be sufficient to support planned worldwide business expansion, as well as seasonal working capital increases typically required during the third and fourth quarters of each year.

SEASONALITY: The Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, income from operations, net income and cash flow. Management expects such seasonality to continue in the future.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                 Years Ended January 31,
                                                                                        --------------------------------
(in thousands, except per share amounts)                                                     1995        1994       1993
- ------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                $682,831    $566,501    $486,396
Product return for Japan realignment                                                           --    (115,000)          -
                                                                                         --------------------------------
                                                                                          682,831     451,501     486,396

Cost of goods sold                                                                        324,629     276,119     249,363
Cost related to product return for Japan realignment                                           --     (57,500)         --
                                                                                         --------------------------------
Gross profit                                                                              358,202     232,882     237,033

Selling, general and administrative expenses                                              291,722     240,283     209,140
Provision for uncollectible accounts                                                        1,825       2,628       1,152
                                                                                          -------------------------------
Income/(loss) from operations                                                              64,655     (10,029)     26,741

Interest expense and financing costs                                                       12,942       9,562       7,231
Other (deductions)/income                                                                    (147)      1,591         415
                                                                                          -------------------------------
Income/(loss) before income taxes                                                          51,566     (18,000)     19,925
Provision/(benefit) for income taxes                                                       22,225      (7,758)      4,213
NET INCOME/(LOSS)                                                                        $ 29,341    $(10,242)   $ 15,712
                                                                                         ================================
Net income/(loss) per share:
Primary                                                                                  $   1.85    $  (0.65)   $   1.00
                                                                                         ================================
Fully diluted                                                                            $   1.85    $  (0.65)   $   1.00
                                                                                         ================================
Weighted average number of common shares:
Primary                                                                                    15,898      15,781      15,786
Fully diluted                                                                              16,791      16,674      16,679

See notes to consolidated financial statements.

12  Tiffany & Co. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

                                                                                                         January 31,
                                                                                           -------------------------
(in thousands)                                                                                 1995             1994
- --------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and short-term investments                                                            $ 44,318         $  4,994
Accounts receivable, less allowances of $5,721 and $4,170                                    61,622           67,330
Income tax receivable                                                                         7,925           12,517
Inventories                                                                                 270,075          262,282
Prepaid expenses                                                                             17,868           17,718
                                                                                           -------------------------

Total current assets                                                                        401,808          364,841
Property and equipment, net                                                                 103,478           97,365
Deferred income taxes                                                                        14,094           15,404
Other assets, net                                                                            31,992           26,799
                                                                                           -------------------------
                                                                                           $551,372         $504,409
                                                                                           =========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:                                                                       $ 60,696         $ 59,289
Short-term borrowings                                                                        84,289           79,980
Accounts payable and accrued liabilities                                                     13,607            6,359
Income taxes payable                                                                          8,529            6,947
Merchandise and other customer credits                                                     -------------------------
Total current liabilities                                                                   167,121          152,575
Long-term trade payable                                                                      27,591           25,394
Reserve for product return                                                                   13,103           13,663
Long-term debt                                                                              101,500          101,500
Deferred income taxes                                                                         3,298            6,758
Postretirement/employment benefit obligation                                                 16,581           14,320
Other long-term liabilities                                                                     481            1,118

Commitments and contingencies

Stockholders' equity:
Common Stock, $.01 par value; authorized
  30,000 shares, issued 15,703 and 15,660                                                       157              157
Additional paid-in capital                                                                   71,821           70,498
Retained earnings                                                                           151,032          126,082
Foreign currency translation adjustments                                                     (1,313)          (7,656)
                                                                                           -------------------------
Total stockholders' equity                                                                  221,697          189,081
                                                                                           -------------------------
                                                                                           $551,372         $504,409
                                                                                           =========================

See notes to consolidated financial statements.

Tiffany & Co. and Subsidiaries                                                13

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               Years Ended January 31.
                                                                                      --------------------------------
(in thousands)                                                                            1995         1994*    1993*
- ---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)                                                                     $ 29,341     $(10,242) $ 15,712
Adjustments to reconcile net income/(loss) to net cash
  provided by/(used in) operating activities:
  Depreciation and amortization                                                         16,501       13,587    11,425
  Provision for uncollectible accounts                                                   1,825        2,628     1,152
  Provision for product return                                                              --       57,500        --
  Reduction in reserve for product return                                                 (560)     (43,837)       --
  Provision for inventories                                                              1,788        3,833     2,020
  Provision for operational realignment                                                     --           --     7,000
  Deferred income taxes                                                                 (2,039)      (7,181)   (4,596)
  Income tax receivable                                                                  4,592     ( 12,517)       --
  Provision for postretirement/employment benefits                                       2,261        1,550     1,600
  (Increase)/decrease in assets and increase/
    (decrease) in liabilities, net of acquisitions:
  Accounts receivable                                                                    5,839      (18,264)  ( 1,976)
  Inventories                                                                            2,630      (16,015)  (17,586)
  Prepaid expenses                                                                         393       (7,193)    1,474
  Other assets, net                                                                     (7,863)      (1,850)   (7,278)
  Accounts payable                                                                      (3,055)      11,384   (17,188)
  Accrued liabilities                                                                    5,817        3,825     6,610
  Income taxes payable                                                                   6,700        3,044    (4,906)
  Merchandise and other customer credits                                                 1,582        1,629       631
  Other long-term liabilities                                                             (178)      (1,383)      352
                                                                                      -------------------------------

Net cash provided by/(used in) operating activities                                     65,574      (19,502)   (5,554)
                                                                                      -------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                                   (18,977)     (18,103)  (22,754)
Acquisitions, net of cash acquired                                                          --           --      (945)
Other                                                                                     (133)       2,450     4,310
                                                                                      -------------------------------

Net cash used in investing activities                                                  (19,110)     (15,653)  (19,389)
                                                                                      -------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
(Decrease)/increase in short-term borrowings                                            (4,072)      36,912   (21,200)
Proceeds from debt offering                                                                 --           --    51,500
Proceeds from exercise of stock options                                                    967          569     1,095
Tax benefit from exercise of stock options                                                 356          377       619
Cash dividends on Common Stock                                                          (4,391)      (4,381)   (4,371)
                                                                                      -------------------------------

Net cash (used in)/provided by financing activities                                     (7,140)      33,477    27,643
                                                                                      -------------------------------
Net increase/(decrease) in cash and short-term investments                              39,324       (1,678)    2,700
Cash and short-term investments at beginning of year                                     4,994        6,672     3,972
                                                                                      -------------------------------
Cash and short-term investments at end of year                                        $ 44,318     $  4,994  $  6,672
                                                                                      ===============================

* Reclassified for comparative purposes.

  See notes to consolidated financial statements.

14 Tiffany & Co. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                      Foreign
                                        Total         Common Stock     Additional                    Currency        Treasury Stock
                                Stockholders'    -----------------        Paid-in     Retained    Translation   -------------------
(in thousands)                         Equity    Shares     Amount        Capital     Earnings    Adjustments   Shares       Amount
- -----------------------------------------------------------------------------------------------------------------------------------
Balances, January 31,1992            $200,039      15,865       $159        $67,927     $129,364        $ 2,680       (299)    $(91)

Exercise of stock options               1,095          54         --          1,095           --             --         --       --
Tax benefit from exercise of
 stock options                            619          --         --            619           --             --         --       --
Cash dividends on Common Stock         (4,371)         --         --             --       (4,371)            --         --       --
Foreign currency translation
 adjustments                           (8,288)         --         --             --           --         (8,288)        --       --
Retirement of Treasury Stock               --        (299)        (3)           (88)          --                       299       91
Net income                             15,712          --         --             --       15,712             --         --       --
                                     ----------------------------------------------------------------------------------------------

Balances, January 31,1993             204,806      15,620        156         69,553      140,705         (5,608)        --       --

Exercise of stock options                 569          40          1            568           --             --         --       --
Tax benefit from exercise of
 stock options                            377          --         --            377           --             --         --       --
Cash dividends on Common Stock         (4,381)         --         --             --       (4,381)            --         --       --
Foreign currency translation
 adjustments                           (2,048)         --         --             --           --         (2,048)        --       --
Net loss                              (10,242)         --         --             --       (10,242)           --         --       --
                                    -----------------------------------------------------------------------------------------------

Balances, January 31, 1994            189,081      15,660        157         70,498      126,082         (7,656)        --       --

Exercise of stock options                 967          43         --            967           --             --         --       --
Tax benefit from exercise of
 stock options                            356          --         --            356           --             --         --       --
Cash dividends on Common Stock         (4,391)         --         --             --       (4,391)            --         --       --
Foreign currency translation
 adjustments                            6,343          --         --             --           --          6,343         --       --
Net income                             29,341          --         --             --       29,341             --         --       --
                                     ----------------------------------------------------------------------------------------------
BALANCES, JANUARY 31, 1995           $221,697      15,703       $157        $71,821     $151,032        $(1,313)        --       --
                                     ==============================================================================================

See notes to consolidated financial statements.

Tiffany & Co. and Subsidiaries                                                15

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

CASH AND SHORT-TERM INVESTMENTS AND SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Short-term investments with a maturity of 90 days or less when purchased are considered cash equivalents. The carrying amount of these instruments approximates fair value due to their short-term maturity.

Supplemental cash flow information for the years ended January 31, 1995, 1994 and 1993 is as follows:

(in thousands)                                           1995                  1994                1993
- -------------------------------------------------------------------------------------------------------
Cash paid during
 the year for:
Interest                                              $12,445                $8,714             $ 6,571
                                                      -------------------------------------------------
Income taxes                                          $13,326                $5,535             $13,932
                                                      -------------------------------------------------
Details of businesses acquired in
  purchase transactions were as follows:
Fair value of
 assets acquired                                      $    --                $   --            $  1,284
Less: Liabilities assumed                                  --                    --                 339
                                                      -------------------------------------------------
Net cash paid for
 acquisitions                                         $    --                $   --            $    945
                                                      =================================================

RECEIVABLES AND FINANCE CHARGES

Accounts receivable finance charge income on retail revolving charge accounts was not material and has been included as a reduction in selling, general and administrative expenses.

The Company's domestic and international presence and large diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses, and such losses, in the aggregate, have not exceeded expectations.

INVENTORIES

Inventories are valued at the lower of cost or market with cost being determined by the LIFO (last-in, first-out) method for domestic and foreign branch inventories and the FIFO (first-in, first-out) method for inventories held by foreign subsidiaries.

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

ADVERTISING

Advertising costs are expensed as incurred and aggregated $21,800,000, $18,100,000 and $19,400,000 for the years ended January 31, 1995, 1994 and
1993.

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

The Company recognized $924,000 and $1,534,000 of net foreign currency transaction gains (included in Other (deductions)/income) related to its foreign operations for the years ended January 31, 1995 and 1994. Gains or losses resulting from foreign currency transactions were not material for the year ended January 31, 1993.

REVENUE RECOGNITION

The Company recognizes revenue at the "point of sale," which occurs when merchandise is taken in an "over-the-counter" transaction or upon shipment to a customer. For

16 Tiffany & Co. and Subsidiaries
the years ended January 31, 1995, 1994 and 1993, the largest portion of the Company's sales were denominated in U.S. dollars.

GOODWILL

Goodwill represents the excess of cost over fair value of net assets acquired and is being amortized over 20 years using the straight-line method. At January 31, 1995 and 1994, the remaining unamortized amounts of $6,511,000 and $6,974,000 are included in Other assets, net.

B. OPERATIONAL REALIGNMENT

During the year ended January 31, 1994, the Company realigned its business with Mitsukoshi Ltd. in Japan (see Note J).

During the year ended January 31, 1993, the Company charged $7,000,000 to operations, which included a selective realignment of store operations and the implementation of improved organizational efficiencies leading to a reduction in worldwide staff levels.

C. INVENTORIES

(in thousands)                     1995          1994
- -----------------------------------------------------
Finished goods                 $227,412      $219,010
Raw materials                    38,262        40,210
Work-in-process                   6,869         5,097
                               ----------------------
                                272,543       264,317
Reserves                         (2,468)       (2,035)
                               ----------------------
                               $270,075      $262,282
                               ======================

At January 31, 1995 and 1994, $189,943,000 and $177,379,000 of inventories were valued using the LIFO method. The excess of current cost over the LIFO inventory value was $9,770,000 and $8,470,000 at January 31, 1995 and 1994. The LIFO valuation method had the effect of decreasing net income by $0.05 per share for the year ended January 31, 1995, increasing net loss by $0.06 per share for the year ended January 31, 1994, and decreasing net income by $0.01 per share for the year ended January 31, 1993.

D. PROPERTY AND EQUIPMENT

(in thousands)                     1995          1994
- -----------------------------------------------------
Leasehold improvements         $ 91,529      $ 81,214
Office equipment                 31,815        26,613
Machinery and equipment          29,001        26,184
                               ----------------------
                                152,345       134,011
Accumulated depreciation
 and amortization               (48,867)      (36,646)
                                ---------------------
                               $103,478      $ 97,365
                               ======================

For the years ended January 31, 1995, 1994 and 1993, the provision for depreciation and amortization amounted to $14,057,000, $11,947,000 and $9,928,000.

E. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)                     1995          1994
- -----------------------------------------------------
Accounts payable-trade          $36,997       $40,476
Accrued rent payable              7,931         6,777
Accrued compensation and
 commissions                      8,943         5,906
Other                            30,418        26,821
                                ---------------------
                                $84,289       $79,980
                                =====================

F. DEBT

On January 29, 1993, the Company entered into an agreement with a group of lenders to issue, at par, $51,500,000 of 7.52% Senior Notes Due 2003. The Note Purchase Agreements (the "Note Agreements") require lump sum repayment upon maturity, require maintenance of specific financial covenants and ratios, and limit certain payments, investments and indebtedness, in addition to other requirements customary in such circumstances. The Note Agreements also provide that, in the event a default has occurred under any debt of the Company in excess of $1,000,000, the unpaid principal amount of these Senior Notes may become immediately due and payable. The proceeds from this loan were used entirely to repay short-term indebtedness under the Company's revolving credit facility (the "Credit Facility").

On March 19, 1991, the Company completed a Euro-offering of $50,000,000, at par, of 6 3/8% Convertible Subordinated Debentures Due 2001 (the "Debentures") issued pursuant to an Indenture (the "Indenture"), which are convertible into shares of the Company's Common Stock at a conversion price of $56.00, subject to certain adjustments, and are subordinated in right of payment to all existing and future senior indebtedness of the Company. The Debentures are redeemable at the option of either the Company or the holder under certain circumstances and require lump sum repayment upon maturity. The Indenture contains a cross-default provision relating to an event of default under any of the Company's debt agreements whereby outstanding debt in excess of $3,000,000 has been accelerated and such acceleration has not been rescinded within 10 days after notification. In addition, the Indenture requires the Debentures to be collateralized equally and ratably with any collateralized subordinated debt of the Company.

The Company also maintains a $100,000,000 Credit Facility expiring in July 1995, which it uses to support short-term borrowings. The Credit Facility entitles the Company to borrow up to $20,000,000 on a non-collateralized basis from each of five banks at interest rates based upon Eurodollar rates, a prime rate, certificate of deposit rates or money market rates. During the years ended January 31, 1995 and 1994, interest rates ranged from 2.57% to 9.78% and 1.35% to 10.95%. The weighted average interest rate for the years ended January 31, 1995 and 1994 was 3.40% and 3.70%. Each Credit Facility agreement provides for the payment of an annual commitment fee based on unused amounts and contains covenants that require maintenance of specific net worth, working capital and capital expenditure levels, in addition to other requirements customary in such circumstances. In addition, each Credit Facility agreement contains a cross-default provision relating to an event of default under any debt of the Company which exceeds $100,000.

In connection with the Company's realignment of its Japan business, the Company modified certain covenants of the Note Agreements and Credit Facility and received a waiver of compliance with respect to certain of the Credit Facility's financial covenant requirements through January 31, 1995.

During the year ended January 31, 1994, the Company established a yen 2,500,000,000 non-collateralized line of credit expiring in July 1995. This line of credit bears interest at a Euroyen rate plus 55 basis points. At January 31, 1995 and 1994, the Company had yen 2,500,000,000 outstanding ($25,100,000) and yen 2,000,000,000 outstanding ($18,500,000) at an average rate of 2.86% and 2.91% under this line.

The Company is in the process of arranging for a new five-year $130,000,000 agented multicurrency revolving credit facility to replace the current $100,000,000 Credit Facility as well as the yen 2,500,000,000 non-collateralized line of credit, both of which expire in July 1995. The Company has received signed commitment letters from the participating lenders, subject to their satisfactory review of documentation.

G. FINANCIAL HEDGING INSTRUMENTS

During the year ended January 31, 1995, the Company initiated a limited-cost foreign currency hedging program intended to reduce the Company's risk on foreign-currency denominated transactions. In connection with this program, the Company will, from time to time, enter into foreign-currency-purchased put options and forward exchange contracts that are designated as hedges of commitments to purchase merchandise and settle liabilities in foreign currencies. The market value gains and losses on these foreign exchange contracts are initially deferred and then recognized in income or as adjustments of carrying amounts when the related transactions are settled. At January 31, 1995, the Company had outstanding purchased put options maturing at various dates through January 25, 1996, giving it the right, but not the obligation, to sell yen 5,068,000,000 ($50,850,000) at the predetermined contract exchange rates. If the market yen exchange rates at maturity are below the contract rates, the Company will allow the options to expire. The Company's pretax expense related to its hedging program was $991,000 for the year ended January 31, 1995. There were no material outstanding forward exchange contracts at January 31, 1995.

On January 31, 1993, the Company entered into a three-year $50,000,000 interest rate swap agreement to modify the interest characteristics of its outstanding Senior Notes from a fixed to a floating rate basis. In addition to the interest on the 7.52% Senior Notes, the Company will pay the six-month LIBOR rate, adjusted every six months, and will receive a fixed rate of 5.30%. The six-month LIBOR rates at January 31, 1995 and 1994 were 6.69% and 3.56% and at July 30, 1994 and 1993 were 5.25% and 3.38%. At January 31, 1995 and 1994, there were no amounts outstanding as the terms of the underlying agreement mandate semi-annual settlements of outstanding net positions each July 31 and January 31. The interest rate swap agreement had the effect of increasing interest expense by $375,000 and decreasing interest expense by $891,000 for the years ended January 31, 1995 and 1994.

H. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments at January 31, 1995 and 1994:

                                                     1995                     1994
                                  -----------------------    ---------------------
                                  CARRYING           FAIR    Carrying         Fair
 (in thousands)                     AMOUNT          VALUE      Amount        Value
- ----------------------------------------------------------------------------------
Senior Notes                       $51,500        $48,100     $51,500      $54,278

Convertible
  Subordinated
  Debentures                        50,000         45,750      50,000       50,000

Interest Rate Swap                      --          1,300          --          198

The carrying amounts of the Company's Senior Notes and Debentures in the above table are included in Long-term debt in the consolidated balance sheets at January 31, 1995 and 1994. No carrying amount has been recognized in the financial statements for the interest rate swap agreement.

The fair values of these financial instruments at January 31, 1995 and 1994 were estimated as follows: the Senior Notes were based upon the quoted market prices of comparable instruments; the Debentures were based upon their quoted market price; and the interest rate swap agreement was valued at the amount the Company would expect to pay to terminate the agreement.

I. COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities. The leases, which expire at various dates through 2009, also provide for the payment of taxes, insurance and maintenance, and certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and consumer price indices.

Rent-free periods granted under certain leases, and scheduled rent increases, are charged to rent expense on a straight-line basis over the related terms of such leases. Rent expense under leases, including escalations, for the years ended January 31, 1995, 1994 and 1993, amounted to $29,046,000, $26,552,000 and
$24,015,000.

Future minimum annual rental payments under noncancelable operating leases are as follows:

                             Minimum Annual
Fiscal Year Ending          Rental Payments
January 31,                  (in thousands)
- -------------------------------------------
1996                                $26,660
1997                                 26,652
1998                                 25,160
1999                                 23,356
2000                                 20,720
2001 and thereafter                  77,532

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

J. RELATED PARTY TRANSACTIONS

Mitsukoshi Ltd. ("Mitsukoshi"), a leading Japanese department store group, owns approximately 14% of the Company's outstanding Common Stock. Until July 1993, Mitsukoshi served as the Company's principal distributor in Japan. Pursuant to a written agreement, the Company now operates TIFFANY & CO. boutiques in Mitsukoshi's stores in exchange for a percentage of net sales and Mitsukoski continues to operate certain TIFFANY & CO. boutiques outside of Japan. Wholesale sales to Mitsukoshi amounted to $19,000,000, $42,000,000, and $74,000,000 for the years ended January 31, 1995, 1994 and 1993. There were no trade receivables due from Mitsukoshi at January 31, 1995 and 1994.

During the year ended January 31, 1994, the Company realigned its primary Japanese distribution arrangement and assumed full merchandising and marketing responsibilities for 29 TIFFANY & CO. boutiques previously operated by Mitsukoshi in Japan. As part of the transaction, the Company agreed to repurchase over the next four years $115,000,000 of TIFFANY & CO. merchandise previously sold to Mitsukoshi. Accordingly, in the second quarter of 1993 the Company established a reserve for product return of $57,500,000, which had the effect of reducing net income by $32,700,000 (net of income tax benefit of $24,800,000), or $2.07 per share. Under this agreement, $35,500,000 of merchandise remains to be repurchased throughout the period ending February 28, 1998. The Company owes yen 2,750,000,000 ($27,591,000) to Mitsukoshi through a long-term trade payable agreement, due February 28, 1998, which was accounted for as a non-cash transaction.

During the year ended January 31, 1993, the Company assumed the operation of seven boutiques previously operated by Mitsukoshi in non-Mitsukoshi department stores in Japan.

K. STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Board of Directors is authorized to issue, without further action by the stockholders, shares of Preferred Stock and to fix and alter the rights related to such stock. In March 1987, the stockholders authorized 2,000,000 shares of Preferred Stock, par value $0.01 per share. In November 1988, the Board of Directors designated certain shares of such Preferred Stock as Series A Junior Participating Cumulative

Preferred Stock, par value $0.01 per share, to be issued in connection with the exercise of certain stock purchase rights under the Stockholder Rights Plan (described below). At January 31, 1995 and 1994, there were no shares of Preferred Stock issued or outstanding.

STOCKHOLDER RIGHTS PLAN

Under the Company's Stockholder Rights Plan, each outstanding share of Common Stock has a stock purchase right, which will become exercisable should certain takeover-related events occur. The rights expire on November 17, 1998 and are subject to redemption at $0.01 per right. Following such events, but before any person has acquired beneficial ownership of 20% of the common shares, each right may be used to purchase one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $140 (subject to adjustment); after such an acquisition, each right may be used to purchase for the exercise price common shares having a market value equal to two times such exercise price. If, after such an acquisition, a merger of the Company occurs (or 50% of the Company's assets are sold), each right may be exercised to purchase for the exercise price common shares of the acquiring corporation having a market value equal to two times the exercise price. Rights held by such a 20% owner may not be exercised.

CASH DIVIDENDS

Cash dividends declared and paid during the years ended January 31, 1995 and 1994 amounted to $4,391,000 and $4,381,000. On February 15, 1995, the Company's Board of Directors declared a regular quarterly dividend of $0.07 per common share, for stockholders of record on March 21, 1995, to be paid on April 11, 1995.

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

Under the 1986 Stock Option Plan, non-qualified stock options to acquire 2,709,000 shares of Common Stock may be granted to key employees of the Company at no less than 100% of the fair market value on the date of the grant. Options granted under the 1986 Plan have a maximum term of 11 years and are exercisable in four equal installments with the first installment becoming exercisable on the first anniversary of the grant date.

Under the 1988 Director Option Plan, options to acquire 150,000 shares of Common Stock may be granted to nonemployee directors of the Company at a price equal to 50% of the fair market value on the date of grant. Each director may elect to receive options in lieu of all or 50% of an annual retainer fee. Options granted under this plan have a maximum term of 15 years and are exercisable in full one year following the date of grant.

Changes in options under these Plans during the years ended January 31, 1993, 1994 and 1995 were as follows:


                                                   Number of      Option Price
                                                      Shares         Per Share
- ------------------------------------------------------------------------------
Outstanding -
January 31, 1992                                   1,074,807     $ 1.81-$52.88

Granted                                              433,890     $16.91-$50.94
Exercised                                            (54,338)    $ 1.81-$44.63
Canceled                                             (57,164)    $14.75-$52.88
                                                   ---------

Outstanding -
January 31, 1993                                   1,397,195     $ 1.81-$52.88

Granted                                              321,270     $15.88-$31.88
Exercised                                            (39,826)    $ 1.81-$26.71
Canceled                                            (108,888)    $25.21-$52.88
                                                   ---------

Outstanding -
January 31, 1994                                   1,569,751     $ 1.81-$52.88

Granted                                              353,260     $19.56-$42.56
Exercised                                            (42,501)    $ 1.81-$36.38
Canceled                                            (115,385)    $23.17-$52.88
                                                   ---------

OUTSTANDING-
JANUARY 31, 1995                                   1,765,125     $ 1.81-$52.88
                                                   =========

EXERCISABLE -
JANUARY 31, 1995                                     980,554
                                                   =========

20

L. POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

The Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The Company's employee and retiree health care benefits are administered by an insurance company, and premiums on life insurance are based on benefits paid during the year. The Company accounts for postretirement health care and life insurance benefits under the provision of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires companies to accrue the cost of providing these benefits throughout the employees' active service periods until they attain full eligibility for those benefits.

The following table sets forth the Company's cumulative postretirement benefit obligation and the amount recognized in the Company's consolidated balance sheets at January 31, 1995 and 1994:

(in thousands, except percentages)             1995            1994
- -------------------------------------------------------------------
Retirees                                    $ 8,074         $ 9,294
Fully eligible plan participants              2,345             855
Other active plan participants                5,070           9,852
                                            -----------------------
Total accumulated postretirement
 benefit obligation                          15,489          20,001
Unrecognized gain/(loss)                      1,232          (4,891)
                                            -----------------------
Postretirement benefit obligation           $16,721         $15,110
                                            =======================
Discount rate                                  8.50%           7.50%
Rate of increase in compensation               5.50%           5.00%
Health care cost trend*                        9.50%          11.00%

*Gradually declining to 5.50% to be achieved in the year 2011.

Postretirement benefit cost included the following components:

(in thousands)                            1995       1994     1993
- ------------------------------------------------------------------
Service cost                            $1,132     $1,042   $  988
Interest cost on projected
 benefit obligation                      1,137      1,298    1,178
                                        --------------------------
Total postretirement
 benefit cost                           $2,269     $2,340   $2,166
                                        ==========================

Based on current estimates, increasing the health care cost trend rate by one percentage point would increase the Company's accumulated postretirement benefit obligation by $2,106,000 and the aggregate service and interest cost components of net periodic postretirement benefit for the year ended January 31, 1995 by $400,000.

M. POSTEMPLOYMENT BENEFITS

Effective February 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Accounting for Postemployment Benefits," which requires the accrual of the cost of postemployment benefits as they are earned rather than expensing the costs when incurred. These benefits include salary continuation, severance benefits, disability benefits and continuation of health care benefits and life insurance coverage for former employees after employment but before retirement. The adoption of this standard did not have a material impact on the Company's reported results of operation or financial condition.

N. EMPLOYEE BENEFIT PLANS

The Company has a non-contributory defined benefit pension plan (the "Plan") covering substantially all domestic salaried and full-time hourly employees. The Company accounts for pension expense under the provision of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," which requires the use of the projected unit credit actuarial method for financial reporting purposes. Plan benefits are based on the highest five consecutive years of compensation or as a percentage of actual compensation, as applicable in the circumstances, and the number of years of service. The actuarial present value of the vested benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees.

Net pension expense included the following components:

(in thousands, except percentages)                 1995        1994       1993
- ------------------------------------------------------------------------------
Service cost-benefits
 earned during period                            $2,343      $2,076     $1,850
Interest cost on projected
 benefit obligation                               2,625       2,493      2,299
Return on assets                                    877      (3,073)    (1,015)
Net amortization
 and deferrals                                   (2,703)      1,411       (326)
                                                 -----------------------------
Net periodic
 pension expense                                 $3,142      $2,907     $2,808
                                                 =============================
Discount rate                                      7.50%       8.25%      8.50%
Rate of increase
 in compensation                                   5.00%       5.50%      6.00%
Long-term rate of
 return on assets                                  9.00%       9.00%      9.00%

The following table sets forth the funded status of the Plan and amounts recognized in the Company's consolidated balance sheets at January 31, 1995 and 1994:

(in thousands)                                     1995         1994
- --------------------------------------------------------------------
Actuarial present value of
benefit obligation:
 Vested                                         $25,840      $26,852
 Nonvested                                        3,251        3,889
                                                --------------------
Accumulated benefit obligation                  $29,091      $30,741
                                                ====================
Projected benefit obligation                    $34,571      $36,440
Plan assets at fair value,
 primarily stocks and fixed
 income securities                               30,749       30,131
                                                --------------------
Projected benefit obligation
 in excess of Plan assets                         3,822        6,309
Unrecognized net loss                            (2,968)      (5,182)
Unrecognized net obligation                        (651)        (755)
Recognition of minimum liability                     --          237
                                                --------------------
Pension liability recognized in the
 consolidated balance sheets                    $   203       $  609
                                                ====================

The assumptions used in the calculation of the projected benefit obligation are as follows:

                                                   1995         1994
- --------------------------------------------------------------------
Discount rate                                      8.50%        7.50%
Rate of increase in compensation                   5.50%        5.00%

The Company has an Employee Profit Sharing and Retirement Savings Plan that covers substantially all U.S.-based employees of the Company. The Company's contribution for the year ended January 31, 1995 amounted to $600,000 in the form of newly issued Company Common Stock. There were no contributions for the years ended January 31, 1994 and 1993.

O. INCOME TAXES

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

Income/(loss) before income taxes consisted of the following:




(in thousands)                  1995         1994      1993
- -----------------------------------------------------------
United States                $41,894    $(31,808)   $22,373
Foreign                        9,672      13,808     (2,448)
                             ------------------------------
                             $51,566    $(18,000)   $19,925
                             ==============================

Components of the provision/(benefit) for income taxes are as follows:

(in thousands)                1995        1994          1993
- ------------------------------------------------------------
Current:
  Federal                   $12,171   $(9,472)       $ 4,827
  State and foreign          12,858     7,782          4,954
                            --------------------------------
                             25,029    (1,690)         9,781
                            --------------------------------
Deferred:
  Federal                    (2,236)   (2,324)        (5,078)
  State and foreign            (568)   (3,744)          (490)
                            --------------------------------
                             (2,804)   (6,068)        (5,568)
                            --------------------------------
                            $22,225   $(7,758)       $ 4,213
                            ================================

The Company has an income tax receivable amounting to $7,925,000, primarily due to the recognition of a tax benefit from its year ended January 31, 1994, for domestic net operating losses and foreign tax credits that were carried back to prior tax years.

Deferred tax assets/(liabilities) as of January 31, 1995 and 1994 consisted of the following:

(in thousands)                                      1995        1994
- --------------------------------------------------------------------
Postretirement/employment benefits               $ 7,905      $6,434
Product return reserve                             5,962       6,267
State net operating loss
 carryforward                                         --       2,703
                                                   5,624       5,210
Inventory reserves
Accrued expenses                                   2,310       2,383
Depreciation                                      (3,601)     (5,189)
Pension contribution                              (1,439)     (2,160)
Undistributed earnings
 of foreign subsidiaries                          (3,701)     (3,868)
Other                                             (2,264)     (3,134)
                                                 -------------------
                                                 $10,796      $8,646
                                                 ===================

The income tax effects of items comprising the deferred income tax benefit are as follows:

(in thousands)                            1995      1994      1993
- ------------------------------------------------------------------
Postretirement/employment
 benefit obligation                    $(1,029) $  (711)  $   (544)
Tax audit settlement                        --       --     (4,196)
Lease buyout provision                      --      510       (510)
Product return reserve                     255   (6,267)        --
Undistributed earnings
 of foreign subsidiaries                  (167)   1,028      1,211
State net operating loss
 carryforward                            2,703   (2,703)        --
Book/tax depreciation                   (1,068)     137        193
Excess pension contribution               (704)     185        113
Inventory reserves                      (1,033)  (1,946)       (33)
Other                                   (1,761)   3,699     (1,802)
                                       ---------------------------
                                       $(2,804) $(6,068)   $(5,568)
                                       ===========================

A reconciliation of the provision/(benefit) for income taxes at the statutory Federal income tax rate to the Company's effective tax rate as reported is as follows:

                                             1995      1994      1993
- ---------------------------------------------------------------------
Statutory Federal income
 tax rate                                    35.0%    (35.0)%    34.0%
Tax audit settlement                           --        --     (21.1)
State income taxes, net of
 Federal benefit                              5.4     (14.2)      6.1
Foreign tax rates in excess
 of foreign tax credits                        --       4.8        --
Other                                         2.7       1.3       2.1
                                            -------------------------
Effective income tax rate                    43.1%    (43.1)%    21.1%
                                            =========================

For the year ended January 31, 1995, the Company recognized a state income tax benefit of $2,703,000 attributable to net operating loss carryforwards. The Company has fully utilized all available foreign tax credits.

During the year ended January 31, 1993, the Company was advised by the Internal Revenue Service that its audit of the Company's Federal tax returns for the 1985-1988 fiscal years was completed. The statute of limitations with respect to such fiscal periods had expired. All material proposed adjustments related to the acquisition of Tiffany and Company from Avon Products, Inc. in October 1984 and with respect to certain indebtedness incurred prior to the completion of the Company's May 1987 initial public offering were withdrawn. As a result, the provision for income taxes was reduced by $4,196,000, in order to adjust tax reserves that had been established for the Company's 1985-1988 fiscal years.

During the year ended January 31, 1995, an audit of the Company's Federal income tax returns for the 1989-1992 fiscal years was completed and no material adjustments were proposed.

P. FOREIGN OPERATIONS
Certain information relating to the Company's foreign operations is set forth below:

                                                             Domestic                      International
                                                 --------------------         --------------------------
(in thousands)                                     U.S.        Export           Japan              Other   Unallocated        Total
- -----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED JANUARY 31, 1995
Sales                                          $508,928       $15,964        $189,445           $ 76,373     $      --     $790,710
Eliminations                                    (96,037)           --              --            (11,842)           --     (107,879)
                                               ------------------------------------------------------------------------------------
Net sales                                      $412,891       $15,964        $189,445           $ 64,531     $      --     $682,831
                                               ====================================================================================
Operating profit*                              $ 94,760       $ 7,503        $ 16,158           $  3,808     $      --     $122,229
Recognition of deferred gross profit**          (41,445)           --          41,445                 --            --           --
Eliminations                                    (10,158)           --              --             (1,706)           --      (11,864)
Corporate expenses                                   --            --              --                 --       (45,710)     (45,710)
Interest and other expenses, net                     --            --              --                 --       (13,089)     (13,089)
                                               -----------------------------------------------------------------------------------
Income before income taxes                     $ 43,157       $ 7,503        $ 57,603           $  2,102    $  (58,799)    $ 51,566
                                               ====================================================================================
Identifiable assets                            $489,880       $ 3,900        $108,463           $109,581     $      --     $711,824
Eliminations                                   (127,131)           --         (33,229)               (92)           --     (160,452)
                                               -----------------------------------------------------------------------------------
Identifiable assets                            $362,749       $ 3,900        $ 75,234           $109,489     $      --     $551,372
                                               ====================================================================================

YEAR ENDED JANUARY 31, 1994
Sales                                          $418,125       $41,106        $104,963           $ 56,577     $      --     $620,771
Eliminations                                    (49,534)           --              --             (4,736)           --      (54,270)
                                               -----------------------------------------------------------------------------------
Net sales                                      $368,591       $41,106        $104,963           $ 51,841     $      --     $566,501
                                               ====================================================================================
Operating profit*                              $ 60,476       $21,786        $ 13,125           $    532     $      --     $ 95,919
Recognition of deferred gross profit**          (21,684)           --          21,684                 --            --           --
Eliminations                                     (4,405)           --              --             (1,773)           --       (6,178)
Corporate expenses                                   --            --              --                 --       (42,270)     (42,270)
Japan realignment                                    --            --              --                 --       (57,500)     (57,500)
Interest and other expenses, net                     --            --              --                 --        (7,971)      (7,971)
                                               -----------------------------------------------------------------------------------
Income/(loss) before income tax                $ 34,387       $21,786        $ 34,809           $ (1,241)    $(107,741)    $(18,000)
                                               ====================================================================================
Identifiable assets                            $457,597       $ 5,867        $115,432           $102,577     $      --     $681,473
Eliminations                                   (134,311)           --         (43,320)               567            --     (177,064)
                                               -----------------------------------------------------------------------------------
Identifiable assets                            $323,286       $ 5,867        $ 72,112           $103,144     $      --     $504,409
                                               ====================================================================================

YEAR ENDED JANUARY 31, 1993
Sales                                          $362,200       $87,730        $ 13,822           $ 46,770     $      --     $510,522
Eliminations                                    (23,633)           --              --               (493)           --      (24,126)
                                               -----------------------------------------------------------------------------------
Net Sales                                      $338,567       $87,730        $ 13,822           $ 46,277     $      --     $486,396
                                               ====================================================================================
Operating profit*                              $ 25,008       $46,497        $  2,371           $    378     $      --     $ 74,254
Recognition of deferred gross profit**             (843)           --             843                 --            --           --
Eliminations                                      2,054            --              --               (368)           --        1,686
Corporate expenses                                   --            --              --                 --       (42,199)     (42,199)
Operational realignment                              --            --              --                 --        (7,000)      (7,000)
Interest and other expenses, net                     --            --              --                 --        (6,816)      (6,816)
                                               -----------------------------------------------------------------------------------
Income before income taxes                     $ 26,219       $46,497        $  3,214           $     10     $ (56,015)    $ 19,925
                                               ====================================================================================
Identifiable assets                            $417,970       $ 2,251        $ 18,640           $114,399     $      --     $553,260
Eliminations                                   (131,039)           --          (2,082)              (784)           --     (133,905)
                                               -----------------------------------------------------------------------------------
Identifiable assets                            $286,931       $ 2,251        $ 16,558           $113,615     $      --     $419,355
                                               ====================================================================================

* Represents income from operations before corporate expenses, realignments and interest and other expenses, net.

**Represents the gross profit on international transfers initially deferred in the U.S. and recognized upon sale to retail customers in Japan.

Q. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                          Fiscal 1994 Quarter Ended
                                                           --------------------------------------------------------
(in thousands, except per share amounts)                   April 30       July 31       October 31       January 31
- -------------------------------------------------------------------------------------------------------------------
Net sales                                                  $131,207      $152,257         $160,091         $239,276
Gross profit                                                 67,200        78,921           84,417          127,664
Income from operations                                        6,114         9,018           11,827           37,696
Net income                                                    1,876         3,450            4,720           19,295

Net income per share:
Primary                                                    $   0.12      $   0.22         $   0.30         $   1.21
                                                           ========================================================
Fully Diluted                                              $   0.12      $   0.22         $   0.30         $   1.17
                                                           ========================================================



                                                                                          Fiscal 1993 Quarter Ended
                                                           --------------------------------------------------------
(in thousands, except per share amounts)                   April 30       July 31       October 31       January 31
- -------------------------------------------------------------------------------------------------------------------
Net sales                                                  $109,481      $114,233         $134,750         $208,037
Gross profit/(loss)                                          50,781        (2,053)*         71,832          112,322
Income/(loss) from operations                                 3,705       (55,675)           7,916           34,025
Net income/(loss)                                             1,037       (32,550)           3,255           18,016

Net income/(loss) per share:
Primary                                                    $   0.07      $  (2.06)        $   0.21         $   1.14
                                                           ========================================================
Fully Diluted                                              $   0.07      $  (2.06)        $   0.21         $   1.11
                                                           ========================================================


* Includes a $57,500 provision related to the realignment of the Company's business in Japan.

The sum of the quarterly net income/(loss) per share amounts may not equal the full year amount since the computations of the weighted average number of common and common equivalent shares outstanding for each quarter and the full year are made independently.