Form 10-K405, Exhibit 13
period 1996-01-31
TIFFANY & CO
filed 1996-04-08
CIK 98246

SELECTED FINANCIAL DATA

The following table sets forth selected financial data with respect to the Company for Fiscal 1987-Fiscal 1995. All share and per share data have been retroactively adjusted to reflect the three-for-two split of the Company's Common Stock effected in the form of a share distribution ("stock dividend") in Fiscal 1989.



(in thousands, except per share   Fiscal     Fiscal       Fiscal     Fiscal     Fiscal      Fiscal     Fiscal     Fiscal    Fiscal
 amounts and employees)            1995       1994         1993        1992      1991        1990       1989       1988      1987
- ------------------------------------------------------------------------------------------------------------------------------------
EARNINGS DATA

Net sales                        $ 803,292  $ 682,831   $ 566,501   $ 486,396  $ 491,906  $ 455,712  $ 383,964  $ 290,344  $ 230,488
Gross profit                       427,370    358,202     232,882     237,033    243,009    223,600    191,683    144,511    112,140
Income/(loss) from
        operations                  80,013     64,655     (10,029)     26,741     61,028     67,806     60,977     44,193     33,691
Income/(loss) before
        accounting change and
        extraordinary item          39,215     29,341     (10,242)     15,712     31,805     36,661     33,305     24,901     16,820
Income/(loss) per share before
        accounting change and
        extraordinary item:
        Primary                       2.43       1.85       (0.65)       1.00       2.01       2.34       2.13       1.62       1.17
        Fully diluted                 2.38       1.85       (0.65)       1.00       2.01       2.34       2.13       1.62       1.17
Weighted average number of
        common shares (primary)     16,117     15,898      15,781      15,786     15,835     15,694     15,606     15,332     14,300

BALANCE SHEET DATA
Total assets                     $ 654,257  $ 556,672   $ 504,409   $ 419,355  $ 394,882  $ 307,268  $ 237,061  $ 162,648  $ 126,669
Inventories                        311,252    270,075     262,282     224,151    213,435    173,964    142,545    103,771     70,778
Working capital                    283,424    242,779     212,266     199,334    159,466    131,219    112,735     81,829     66,772
Capital expenditures                26,455     19,227      18,103      22,754     41,385     24,835     14,040      9,680      1,895
Short-term borrowings               78,967     60,696      59,289      22,458     43,566     31,046     14,339      7,253       --
Long-term debt                     101,500    101,500     101,500     101,500     50,000     18,226     18,226       --         --
Stockholders' equity               264,378    221,697     189,081     204,806    200,039    176,183    135,568     99,193     71,621
Book value per share                 16.54      14.12       12.07       13.11      12.61      11.24       8.71       6.46       5.56
Cash dividends per share              0.28       0.28        0.28        0.28       0.28       0.26       0.18       0.10       --

Number of employees                  3,656      3,306       3,133       2,865      2,735      2,379      2,085      1,741      1,324



8         Tiffany & Co. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Company operates three channels of distribution: U.S. Retail includes retail sales in Company-operated stores in the U.S. and wholesale sales to independent retailers in the Americas; Direct Marketing includes corporate (business-to-business) and catalog sales in the U.S.; and International Retail includes retail sales through Company-operated stores and boutiques, corporate sales, and wholesale sales to independent retailers and distributors in the Asia-Pacific region, Europe, Canada and the Middle East.

Net sales increased 18% in Fiscal 1995 and 21% in Fiscal 1994. Net sales by channel of distribution were as follows:

                       Fiscal    Fiscal    Fiscal
(in thousands)          1995      1994      1993
- --------------------------------------------------
U.S. Retail           $364,158  $308,290  $268,706
Direct Marketing        93,281    92,684    87,429
International Retail   345,853   281,857   210,366
                      --------  --------  --------

                      $803,292  $682,831  $566,501
                      ========  ========  ========

                       Fiscal    Fiscal     Fiscal
                        1995      1994       1993
- --------------------------------------------------
Percentage of
Net Sales

U.S. Retail            45%        45%        47%
Direct Marketing       12         14         16
International Retail   43         41         37


U.S. Retail sales increased 18% in Fiscal 1995 and 15% in Fiscal 1994. Comparable store sales increased 12% in both Fiscal 1995 and 1994. Sales in the New York flagship store increased 7% in Fiscal 1995 and 11% in Fiscal 1994, and represented 17%, 19% and 21% of net sales in Fiscal 1995, 1994 and 1993. Comparable U.S. branch store sales increased 16% in Fiscal 1995 and 14% in Fiscal 1994. Sales growth in Fiscal 1995 was due to an increased number of retail transactions and a higher average transaction amount, while Fiscal 1994's increase was generated primarily by a higher number of transactions. In recent years, retail sales to local-resident consumers have increased and the Company has become less dependent on U.S. Retail sales to international tourists.

Contributing to U.S. Retail sales growth were the opening and strong sales performance of three new stores in Fiscal 1995 and two new stores in Fiscal 1994. These new stores employ a smaller format with reduced nonselling space to generate improved productivity. The Company plans to open three new U.S. stores in Fiscal 1996. Wholesale sales to independent retailers in the Americas represented 7% of U.S. Retail sales in Fiscal 1995 and 8% in Fiscal 1994 and 1993.

Direct Marketing sales increased 1% in Fiscal 1995 and 6% in Fiscal 1994. Corporate sales, representing slightly less than two-thirds of Direct Marketing sales, declined 5% in Fiscal 1995 following a 2% increase in Fiscal 1994. Management believes sales have been affected primarily by cautious spending by the Company's Corporate Division customers, as reflected by a decline in the number of corporate orders processed in Fiscal 1995. Catalog sales increased 12% in Fiscal 1995 following a 16% increase in Fiscal 1994. The Company increased its catalog mailings by 17% to 17.5 million in Fiscal 1995, compared with 15.0 million in Fiscal 1994 and 14.1 million in Fiscal 1993. Catalog sales growth in Fiscal 1995 and 1994 was primarily due to an increased number of orders.

International Retail sales increased 23% in Fiscal 1995 and 34% in Fiscal 1994. In both years, the Company achieved sales growth in most markets in which it operates. Reported sales growth was enhanced by the effect of translating sales made in foreign currencies into U.S. dollars. Sales in Fiscal 1994 and 1993 were not directly comparable due to the Company's realignment of its Japan business in July 1993.




                                       Tiffany & Co. and Subsidiaries       9

The Company achieved sales growth in all of its key Asia-Pacific markets. In Japan, the Company's largest international market, net sales represented 28% of the Company's total sales in Fiscal 1995 and 1994 and 23% in Fiscal 1993. Comparable store sales growth, as measured in yen, increased 13% in Fiscal 1995 and 3% in Fiscal 1994. Management attributes improved sales results subsequent to the 1993 Japan realignment primarily to the Company's merchandising and marketing initiatives, and to strategic price reductions made in Fiscal 1994 and 1993. These improved results were achieved despite continued adverse economic and retail conditions in Japan. The Company continues to monitor its retail and wholesale pricing in response to changes in foreign currency and local economic and competitive conditions.

In Europe, total sales (retail, wholesale and corporate) increased 12% in Fiscal 1995 and 15% in Fiscal 1994. Comparable European retail store sales in local currencies increased 18% in Fiscal 1995 and were unchanged in Fiscal 1994.

In Fiscal 1995, nine new Tiffany & Co. international retail locations were opened and in Fiscal 1994 three new locations were opened. The Company's international expansion plans in Fiscal 1996 include opening a flagship store in Tokyo, Japan, as well as several additional Asia-Pacific boutiques.

In July 1993, the Company effected a realignment of its business in Japan by assuming merchandising and marketing responsibility for each of 29 Tiffany & Co. boutiques previously operated by Mitsukoshi Limited, an operator of department stores. Under the new structure, Mitsukoshi acts for the Company in the sale of merchandise owned by the Company and the Company recognizes as revenues the retail price charged to the ultimate consumer in Japan. Prior to the realignment, the Company recognized the wholesale price it charged to Mitsukoshi. Mitsukoshi is now paid fees based on a percentage of net retail sales in compensation for providing boutique facilities and sales and clerical staff, as well as for the collection of receivables and security of store inventories. The Company incurs higher expenses in Japan under the new arrangement, but also records higher revenues at the retail level. The Company's increased revenues and corresponding gross profit more than offset the increased expenses.

As a result of the realignment, the Company's reported sales and earnings results benefit from a strengthening Japanese yen and are adversely affected by a strengthening U.S. dollar. The Company maintains a foreign currency hedging program for merchandise purchase transactions initiated from Japan in order to reduce the potentially negative impact on the Company's financial results of a significant strengthening of the U.S. dollar against the yen. The Company's pretax expense related to its hedging program was $1,127,000 in Fiscal 1995 and $991,000 in Fiscal 1994.

Gross margin (Gross profit as a percentage of net sales) was 53.2% in Fiscal 1995, compared with 52.5% in Fiscal 1994 and 51.3% (excluding the effect of a nonrecurring charge related to the Japan business realignment) in Fiscal 1993. The increase in Fiscal 1995 reflected favorable shifts in sales mix toward the Company's retail businesses, particularly in Japan, that achieve gross margins above the Company's average. The increase in Fiscal 1994 was primarily due to the effect of recording higher retail sales subsequent to the Japan realignment. The Company's ongoing gross margin and pricing strategy is to offset increased product-costs with higher retail selling prices; therefore, the Company's objective is to maintain gross margin at approximately current levels.

Operating expenses (Selling, general and administrative expenses and the Provision for uncollectible accounts) in Fiscal 1995 increased 18% over Fiscal 1994; operating expenses in Fiscal 1994 increased 21% over Fiscal 1993. The increases in both years were largely due to: incremental occupancy, staffing and marketing expenses related to the Company's worldwide expansion program; sales-related variable expenses (including fees paid to department stores in Japan); and the effect of a weakened U.S. dollar on the translation of overseas operating expenses into U.S. dollars. As a percentage of net sales, operating expenses were 43.2% in Fiscal 1995, compared with 43.0% and 42.9% in Fiscal 1994 and 1993. On the basis of current plans and foreign currency exchange rates, management expects a moderation in operating expense growth and a reduction in the ratio of operating expenses as a percentage of net sales in Fiscal 1996.




10     Tiffany & Co. and Subsidiaries

Interest expense decreased in Fiscal 1995 primarily due to lower interest rates on short-term borrowings in Japan, partially offset by higher average short-term borrowings. Interest expense in Fiscal 1994 increased primarily due to higher average short-term borrowings to support the Company's worldwide expansion program and the effect of the Japan realignment. A significant portion of the Company's short-term borrowings at January 31, 1996 and 1995 was denominated in yen and was used to support the local working capital requirements of the Company's Japanese operations. On the basis of current plans, interest rates and foreign currency exchange rates, management expects a similar level of interest expense in Fiscal 1996.

Other income/(deductions) in Fiscal 1995 included the recognition of a pretax gain of $2,300,000 that resulted from the sale of the Company's watch assembly operations in Switzerland (see Note B to consolidated financial statements).

The provision/(benefit) for income taxes resulted in an effective income tax rate of 43.2% in Fiscal 1995, 43.1% in Fiscal 1994 and (43.1)% in Fiscal 1993.

Accounting standards: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which establishes a fair value-based method of accounting for stock-based compensation plans, including stock options and stock purchase plans. SFAS No. 123 allows companies to adopt a fair value-based method of accounting for stock-based compensation plans or, at their option, to retain the intrinsic value-based method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and supplement it with proforma disclosures of net income and earnings per share data as if the fair value-based method had been applied. The adoption of this standard, required for the fiscal year ending January 31, 1997, will not impact consolidated results of operations or financial condition as the Company has elected to continue to account for stock-based compensation plans under APB No. 25.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121") to establish accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used. The Company adopted SFAS No. 121 in Fiscal 1995 and recorded a pretax charge of $2,500,000 (see Note E to consolidated financial statements).

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES: Management believes that the Company's financial condition at January 31, 1996 provides sufficient liquidity and resources to support current business activity and planned expansion. Working capital and the corresponding current ratio were $283,424,000 and 2.3:1 at January 31, 1996, compared with $242,779,000 and 2.5:1 at January 31, 1995.
Accounts receivable were $80,084,000 and $61,622,000 at January 31, 1996 and 1995. The increase primarily reflected higher sales levels; however, improved receivables turnover was achieved.

Inventories (representing the largest component of working capital and assets) were $311,252,000 and $270,075,000 at January 31, 1996 and 1995. The increase was primarily attributable to merchandise purchases to support sales growth, new stores and expanded product offerings. Inventory turnover was 1.0 times at January 31, 1996 and 0.9 times at January 31, 1995. The Company's objective is to improve inventory performance through: refinement of worldwide replenishment systems; focus on the specialized disciplines of product development, assortment planning and inventory management; improved presentation and management of display inventories in each store; assortment editing by product category; and a time-phased program of improvements in warehouse management and supply chain logistics.



                                       Tiffany & Co. and Subsidiaries       11

Capital expenditures were $26,455,000 in Fiscal 1995, $19,227,000 in Fiscal 1994 and $18,103,000 in Fiscal 1993. In all three years, expenditures were required primarily for the opening and/or renovation of retail stores, the relocation and/or renovation of certain administrative and manufacturing facilities and enhanced computer operations and distribution capabilities. On the basis of current plans, the Company expects capital expenditures in Fiscal 1996 to be approximately $41,000,000, with the increase largely due to the Company's flagship store in Tokyo as well as the purchase of equipment, furniture and systems for the new customer service/distribution center.

Cash dividends of $0.28 per share of Common Stock were paid in Fiscal 1995, 1994 and 1993. The Company expects to retain the majority of its earnings to support its business and future expansion.

The Company generated a net cash inflow from operating activities of $33,594,000 in Fiscal 1995. This contrasted with $65,574,000 in Fiscal 1994, which benefited from management's decision to reallocate inventories among various stores and the consequent effect upon Fiscal 1994 inventory purchases. A net cash outflow of $19,502,000 in Fiscal 1993 was primarily the result of cash required to effect the Japan realignment. Net-debt (short-term borrowings and long-term debt, less cash and short-term investments) and the ratio of net-debt to total capital (net-debt and stockholders' equity) was $98,501,000 and 27% at January 31, 1996, compared with $117,878,000 and 35% at January 31, 1995. It is management's goal to generate cash flow that is sufficient to finance the Company's worldwide business activities and planned expansion.

On February 15, 1996, the Company prepaid its long-term trade payable to Mitsukoshi which amounted to yen 2,750,000,000 ($25,807,000) and was due on or before February 28, 1998. On March 6, 1996, the Company received a lending commitment for yen 5,000,000,000 ($47,500,000) in a private placement transaction from a lender in Japan. The Company will be obligated under a loan agreement with a 15-year term at a rate of 4.50%. The proceeds from this loan will be used to reduce indebtedness in Japan, as well as for working capital and construction costs associated with the Company's flagship store in Tokyo.

The Company's sources of working capital are internally generated cash flows and funds available under a five-year, $130,000,000 multicurrency, noncollateralized revolving credit facility established in June 1995. This facility replaced a $100,000,000 revolving credit facility and a yen 2,500,000,000 noncollateralized line of credit, both of which expired in July 1995. Management anticipates that internally generated cash flows and funds available under the new facility will be sufficient to support the Company's planned worldwide business expansion, as well as seasonal working capital increases typically required during the third and fourth quarters of each year.

SEASONALITY: The Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, income from operations and cash flow. Management expects such seasonality to continue in the future.



12     Tiffany & Co. and Subsidiaries

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

The consolidated financial statements have been audited by Coopers & Lybrand L.L.P., Independent Accountants. Their report is shown on this page.

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


/s/ William R. Chaney
William R. Chaney
Chairman of the Board
and Chief Executive Officer


/s/ James N. Fernandez
James N. Fernandez
Senior Vice President - Finance
and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Tiffany & Co.

We have audited the accompanying consolidated balance sheets of Tiffany & Co. and Subsidiaries as of January 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tiffany & Co. and Subsidiaries as of January 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
New York, New York
March 6, 1996



                                       Tiffany & Co. and Subsidiaries       13

CONSOLIDATED STATEMENTS OF OPERATIONS



                                                            Years Ended January 31,
                                                            -----------------------

(in thousands, except per share amounts)                 1996       1995         1994
- --------------------------------------------------------------------------------------

Net sales                                             $ 803,292  $ 682,831   $ 566,501
Product return for Japan realignment                       --         --      (115,000)
                                                      --------------------------------
                                                        803,292    682,831     451,501

Cost of goods sold                                      375,922    324,629     276,119
Cost related to product return for Japan realignment       --         --       (57,500)
                                                      --------------------------------
Gross profit                                            427,370    358,202     232,882

Selling, general and administrative expenses            345,612    291,722     240,283
Provision for uncollectible accounts                      1,745      1,825       2,628
                                                      --------------------------------
Income/(loss) from operations                            80,013     64,655     (10,029)

Interest expense and financing costs                     12,338     12,942       9,562
Other income/(deductions)                                 1,360       (147)      1,591
                                                      --------------------------------
Income/(loss) before income taxes                        69,035     51,566     (18,000)
Provision/(benefit) for income taxes                     29,820     22,225      (7,758)
                                                      --------------------------------
NET INCOME/(LOSS)                                     $  39,215  $  29,341   $ (10,242)
                                                      ================================
Net income/(loss) per share:

Primary                                               $    2.43  $    1.85   $   (0.65)
                                                      ================================
Fully diluted                                         $    2.38  $    1.85   $   (0.65)
                                                      ================================

Weighted average number of common shares:
Primary                                                  16,117     15,898      15,781
Fully diluted                                            17,273     16,791      16,674



See notes to consolidated financial statements.




14     Tiffany & Co. and Subsidiaries

CONSOLIDATED BALANCE SHEETS


                                                                     January 31,
                                                             -----------------------
(in thousands)                                                 1996           1995
- ------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and short-term investments                              $  81,966     $  44,318
Accounts receivable, less allowances of $5,698 and $5,721       80,084        61,622
Income tax receivable                                             --           7,925
Inventories                                                    311,252       270,075
Deferred income taxes                                            8,060         5,443
Prepaid expenses                                                20,584        17,868
                                                             -----------------------
Total current assets                                           501,946       407,251
Property and equipment, net                                    115,214       112,076
Deferred income taxes                                           10,033         5,353
Other assets, net                                               27,064        31,992
                                                             -----------------------
                                                             $ 654,257     $ 556,672
                                                             =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:

Short-term borrowings                                        $  78,967     $  60,696
Accounts payable and accrued liabilities                       108,829        81,640
Income taxes payable                                            19,672        13,607
Merchandise and other customer credits                          11,054         8,529
                                                             -----------------------
Total current liabilities                                      218,522       164,472
Long-term trade payable                                         25,688        27,591
Reserve for product return                                      11,238        13,103
Long-term debt                                                 101,500       101,500
Postretirement/employment benefit obligation                    18,031        16,581
Other long-term liabilities                                     14,900        11,728

Commitments and contingencies

Stockholders' equity:
Common Stock, $.01 par value; authorized
        30,000 shares, issued 15,988 and 15,703                    160           157
Additional paid-in capital                                      82,620        71,821
Retained earnings                                              185,823       151,032
Foreign currency translation adjustments                        (4,225)       (1,313)
                                                             -----------------------
Total stockholders' equity                                     264,378       221,697
                                                             -----------------------
                                                             $ 654,257     $ 556,672
                                                             =======================



See notes to consolidated financial statements.




                                       Tiffany & Co. and Subsidiaries       15

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Years Ended January 31,
                                                                                 ----------------------------------
(in thousands)                                                                     1996         1995         1994
- -------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income/(loss)                                                                $ 39,215     $29,341      $(10,242)
Adjustments to reconcile net income/(loss) to net cash
        provided by/(used in) operating activities:
        Depreciation and amortization                                              18,790       16,501       13,587
        Provision for uncollectible accounts                                        1,745        1,825        2,628
        Provision for product return                                                 --           --         57,500
        Reduction in reserve for product return                                    (1,865)        (560)     (43,837)
        Provision for inventories                                                   3,044        1,788        3,833
        Deferred income taxes                                                      (7,528)      (2,039)      (7,181)
        Income tax receivable                                                       7,925        4,592      (12,517)
        Gain on sale of subsidiary                                                 (2,330)        --           --
        Impairment loss on certain assets                                           2,419         --           --
        Loss on disposal of fixed assets                                            2,956         --           --
        Provision for postretirement/employment benefits                            1,450        2,261        1,550
        (Increase)/decrease in assets and increase/(decrease) in liabilities:
        Accounts receivable                                                       (15,830)       5,839      (18,264)
        Inventories                                                               (54,746)       2,630      (16,015)
        Prepaid expenses                                                           (2,674)         393       (7,193)
        Other assets, net                                                           2,203       (7,863)      (1,850)
        Accounts payable                                                           12,883       (3,055)      11,384
        Accrued liabilities                                                        15,811        5,227        3,516
        Income taxes payable                                                        6,893        6,700        3,044
        Merchandise and other customer credits                                      2,525        1,582        1,629
        Other long-term liabilities                                                   708          412       (1,074)
                                                                                 ----------------------------------
Net cash provided by/(used in) operating activities                                33,594       65,574      (19,502)
                                                                                 ----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                              (26,455)     (19,227)     (18,103)
Proceeds from lease incentives                                                      1,729          250        2,450
Other                                                                                 174         (133)        --
                                                                                 ----------------------------------
Net cash used in investing activities                                             (24,552)     (19,110)     (15,653)
                                                                                 ----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase/(decrease) in short-term borrowings                                       22,826       (4,072)      36,912
Proceeds from exercise of stock options                                             7,971          967          569
Tax benefit from exercise of stock options                                          2,233          356          377
Cash dividends on Common Stock                                                     (4,424)      (4,391)      (4,381)
                                                                                 ----------------------------------
Net cash provided by/(used in) financing activities                                28,606       (7,140)      33,477
                                                                                 ----------------------------------
Net increase/(decrease) in cash and short-term investments                         37,648       39,324       (1,678)
Cash and short-term investments at beginning of year                               44,318        4,994        6,672
                                                                                 ----------------------------------
Cash and short-term investments at end of year                                   $ 81,966     $ 44,318     $  4,994
                                                                                 ==================================


See notes to consolidated financial statements.



16     Tiffany & Co. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                                       Foreign
                                                 Total                                    Additional                  Currency
                                              Stockholders'        Common Stock            Paid-in      Retained     Translation
(in thousands)                                   Equity         Shares        Amount       Capital      Earnings     Adjustments
- --------------------------------------------------------------------------------------------------------------------------------
Balances, January 31, 1993                      $204,806        15,620      $    156      $ 69,553      $140,705      $ (5,608)

Exercise of stock options                            569            40             1           568          --            --
Tax benefit from exercise of stock options           377          --            --             377          --            --
Cash dividends on Common Stock                    (4,381)         --            --            --          (4,381)         --
Foreign currency translation adjustments          (2,048)         --            --            --            --          (2,048)
Net loss                                         (10,242)         --            --            --         (10,242)         --
                                                --------------------------------------------------------------------------------
Balances, January 31, 1994                       189,081        15,660           157        70,498       126,082        (7,656)

Exercise of stock options                            967            43          --             967          --            --
Tax benefit from exercise of stock options           356          --            --             356          --            --
Cash dividends on Common Stock                    (4,391)         --            --            --          (4,391)         --
Foreign currency translation adjustments           6,343          --            --            --            --           6,343
Net income                                        29,341          --            --            --          29,341          --
                                                --------------------------------------------------------------------------------
Balances, January 31, 1995                       221,697        15,703           157        71,821       151,032        (1,313)

Exercise of stock options                          7,971           266             3         7,968          --            --
Tax benefit from exercise of stock options         2,233          --            --           2,233          --            --
Issuance of Common Stock                             598            19          --             598          --            --
Cash dividends on Common Stock                    (4,424)         --            --            --          (4,424)         --
Foreign currency translation adjustments          (2,912)         --            --            --            --          (2,912)
Net income                                        39,215          --            --            --          39,215          --
                                                --------------------------------------------------------------------------------
Balances, January 31, 1996                      $264,378        15,988      $    160      $ 82,620      $185,823      $ (4,225)
                                                ================================================================================



See notes to consolidated financial statements.


                                       Tiffany & Co. and Subsidiaries       17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND CONSOLIDATION

Tiffany & Co. is the internationally-renowned jeweler and specialty retailer. Sales are made through Tiffany & Co. stores and boutiques and to select retailers and distributors in the Americas, the Asia-Pacific region, Europe and the Middle East. Direct Marketing sales are made through Tiffany's corporate and catalog divisions. The consolidated financial statements include the accounts of Tiffany & Co. and all majority-owned domestic and foreign subsidiaries (the "Company") after elimination of all material intercompany balances and transactions.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND SHORT-TERM INVESTMENTS AND SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Short-term investments with a maturity of 90 days or less when purchased are considered cash equivalents.

Supplemental cash flow information for the years ended January 31, 1996, 1995 and 1994 is as follows:


(in thousands)             1996        1995      1994
- ------------------------------------------------------
Cash paid during
   the year for:
Interest                 $11,372     $12,445    $8,714
                         -----------------------------
Income taxes             $15,188*    $13,326    $5,535
                         -----------------------------


*Net of $7,925 Federal income tax refund.



RECEIVABLES AND FINANCE CHARGES

Accounts receivable finance charge income on retail revolving charge accounts was not material and has been included as a reduction of Selling, general and administrative expenses.

The Company's domestic and international presence and large, diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses, and such losses, in the aggregate, have not exceeded expectations.

INVENTORIES

Inventories are valued at the lower of cost or market with cost being determined by the LIFO (last-in, first-out) method for domestic and foreign branch inventories and the FIFO (first-in, first-out) method for inventories held by foreign subsidiaries.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost less accumulated depreciation and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Expenditures for repairs and maintenance are expensed as incurred, and expenditures for major renewals and improvements are capitalized.

PREOPENING COSTS

Costs associated with the opening of new retail stores are expensed in the period incurred.

ADVERTISING

Advertising costs are expensed as incurred and aggregated $24,600,000, $21,800,000 and $18,100,000 for the years ended January 31, 1996, 1995 and 1994.

INCOME TAXES

The Company provides for income taxes based upon the tax rate at which the items of income and expense are expected to be settled in the Company's tax return. The Company, its domestic subsidiaries and its foreign branches, files a consolidated Federal income tax return. Certain items of revenue and expense are reported for Federal income tax purposes in different periods than for financial reporting purposes, thereby resulting in deferred income tax items.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of foreign operations are translated into U.S. dollars using current exchange rates in effect at the balance sheet date, while revenue and expense accounts



18     Tiffany & Co. and Subsidiaries
are translated at average rates of exchange prevailing during the period. Adjustments resulting from such translation are included as a separate component of stockholders' equity.

The Company recognized $(67,000), $924,000 and $1,534,000 of net foreign currency transaction (losses)/gains, included in Other income/(deductions), related to its foreign operations for the years ended January 31, 1996, 1995 and 1994.

REVENUE RECOGNITION

The Company recognizes revenue at the "point of sale," which occurs when merchandise is taken in an "over-the-counter" transaction or upon shipment to a customer. For the years ended January 31, 1996, 1995 and 1994, the largest portion of the Company's sales were denominated in U.S. dollars.

GOODWILL

Goodwill represents the excess of cost over fair value of net assets acquired and is being amortized over 20 years using the straight-line method. At January 31, 1996 and 1995, the remaining unamortized amounts of $5,937,000 and $6,511,000 are included in Other assets, net.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides certain health care and life insurance benefits for retired employees and accrues the cost of providing these benefits throughout the employees' active service periods until they attain full eligibility for those benefits. Substantially all of the Company's employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The Company's employee and retiree health care benefits are administered by an insurance company, and premiums on life insurance are based on benefits paid during the year.

POSTEMPLOYMENT BENEFITS

The Company provides certain postemployment benefits for former employees after employment but before retirement and accrues the cost of these benefits as they are earned rather than expensing the costs when paid. These benefits include salary continuation, severance benefits, disability benefits and continuation of health care benefits and life insurance coverage.

EARNINGS PER SHARE

Primary earnings per common share is computed by dividing net income by the weighted average number of shares outstanding during the period, including dilutive stock options. Fully diluted earnings per common share is computed by dividing net income, after giving effect to the elimination of interest expense and bond amortization fees, net of income tax effect, applicable to the convertible subordinated debentures, by the weighted average number of shares outstanding including dilutive stock options and the assumed conversion of the subordinated debentures using the "if converted" method.

RECLASSIFICATIONS

To conform to 1996 presentation, certain reclassifications were made to prior years' consolidated financial statements.

B. BUSINESS RESTRUCTURING

During the year ended January 31, 1996, the Company restructured its watch operations in Switzerland by divesting its assembly operations and outsourcing these activities to a third-party watch manufacturer. In conjunction with this transaction, the Company repatriated $15,700,000 in cash dividends from its Swiss subsidiary, sold its Swiss subsidiary for $3,500,000 and recorded a pretax gain of $2,300,000 which is included as a component of Other income/(deductions). This gain was primarily due to the recognition of previously deferred foreign currency translation adjustments relating to the Swiss subsidiary's equity.

During the year ended January 31, 1994, the Company realigned its business with Mitsukoshi Limited in Japan (see Note K).

C. INVENTORIES



(in thousands)       1996         1995
- ----------------------------------------
Finished goods     $257,344     $227,412
Raw materials        48,366       38,262
Work-in-process       7,217        6,869
                   ---------------------
                    312,927      272,543
Reserves             (1,675)      (2,468)
                   ---------------------
                   $311,252     $270,075
                   =====================



At January 31, 1996 and 1995, $229,300,000 and $189,943,000 of inventories were valued using the LIFO method. The excess of current cost over the LIFO inventory value was $11,870,000 and $9,770,000 at January 31, 1996 and 1995. The LIFO
valuation method had the effect of decreasing net income by $0.07 and $0.05 per share for the years ended January 31, 1996 and 1995, and increasing net loss by $0.06 per share for the year ended January 31, 1994.




                                       Tiffany & Co. and Subsidiaries       19

D. PROPERTY AND EQUIPMENT

(in thousands)                          1996        1995
- ----------------------------------------------------------
Leasehold improvements                $110,551    $100,127
Office equipment                        34,247      31,815
Machinery and equipment                 31,929      29,001
                                      --------------------
                                       176,727     160,943
Accumulated depreciation
        and amortization               (61,513)    (48,867)
                                      --------------------
                                      $115,214    $112,076
                                      ====================

For the years ended January 31, 1996, 1995 and 1994, the provision for depreciation and amortization amounted to $17,117,000, $14,057,000 and $11,947,000.

E. IMPAIRMENT OF LONG-LIVED ASSETS

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," to establish accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used. The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. It establishes guidelines for determining recoverability based on future net cash flows from the use of these assets and for the measurement of the impairment loss. An impairment loss under SFAS No. 121 is calculated as the difference between an asset's carrying value and its estimated fair value. Any impairment loss is recorded in the current period in which the recognition criteria are first applied and met.


During the year ended January 31, 1996, the Company adopted SFAS No. 121 and, as a result of evaluating cash flows generated by its long-lived assets at the retail store level and continued difficult operating conditions in certain of its European markets, recorded an impairment loss on certain assets. A pretax charge of $2,500,000 was included in Selling, general and administrative expenses. The impairment loss was calculated as the difference between the asset carrying values and the present value of projected net cash flows, giving consideration to recent operating performance and pricing trends and applying a 15% discount rate. These projections represent the Company's best estimate of fair value based on current information available.

F. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


(in thousands)                    1996           1995
- -------------------------------------------------------
Accounts payable - trade        $ 49,346        $36,997
Accrued rent payable               8,781          7,931
Accrued compensation and
        commissions                9,112          8,943
Other                             41,590         27,769
                                -----------------------
                                $108,829        $81,640
                                =======================


G. DEBT

During the year ended January 31, 1996, the Company entered into an agreement for a new, five-year $130,000,000 multicurrency revolving credit facility (the "Credit Facility") which replaced a $100,000,000 revolving credit facility and a yen 2,500,000,000 noncollateralized line of credit, both of which expired in July 1995. At January 31, 1996 and 1995, the amounts outstanding under the Company's new Credit Facility and its previous credit facility amounted to $78,967,000 and $35,596,000. The new syndicated, noncollateralized Credit Facility entitles the Company to borrow up to $25,000,000 on a pro-rata basis from each of four banks and up to $30,000,000 from the agent bank at interest rates based upon a prime rate or a reserve-adjusted LIBOR. During the years ended January 31, 1996 and 1995, interest rates ranged from 0.75% to 11.31% and 2.57% to 9.78%. The weighted average interest rate for the years ended January 31, 1996 and 1995 was 2.59% and 3.40%.

The Credit Facility provides for the payment of an annual fee based on the total amount of availability and letters of credit issued and contains covenants that require maintenance of certain debt-equity and interest coverage ratios, as well as other requirements customary to loan facilities of this nature. In addition, such agreement contains a cross-default provision relating to an event of default under any debt of the Company or its subsidiaries which exceeds $5,000,000.

On March 6, 1996, the Company received a lending commitment for yen 5,000,000,000 ($47,500,000) in a private placement transaction from a lender in Japan. The Company will be obligated under a loan agreement with a 15-year term



20     Tiffany & Co. and Subsidiaries
at a rate of 4.50%. The proceeds from this loan will be used to reduce indebtedness in Japan, as well as for working capital and construction costs associated with the Company's flagship store in Tokyo.

On January 29, 1993, the Company entered into an agreement with a group of lenders to issue, at par, $51,500,000 of 7.52% Senior Notes Due 2003. The Note Purchase Agreements (the "Note Agreements") require lump sum repayment upon maturity, maintenance of specific financial covenants and ratios, and limit certain payments, investments and indebtedness, in addition to other requirements customary in such circumstances. The Note Agreements also provide that, in the event a default has occurred under any debt of the Company in excess of $1,000,000, the unpaid principal amount of these Senior Notes may become immediately due and payable.

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

During the year ended January 31, 1994, the Company established a yen 2,500,000,000 noncollateralized line of credit which expired in July 1995. Interest on this line of credit was based on a Euro-yen rate plus 55 basis points. At January 31, 1995, the Company had yen 2,500,000,000 outstanding ($25,100,000) at an average rate of 2.86% under this line.

H. FINANCIAL HEDGING INSTRUMENTS

The Company maintains a foreign currency hedging program intended to reduce the Company's risk on foreign currency-denominated (primarily yen) transactions in order to reduce the potentially negative impact on the Company's financial statements of a significant strengthening of the U.S. dollar against the yen. In connection with this program, the Company will, from time to time, enter into foreign currency-purchased put options and forward-exchange contracts that are designated as hedges of commitments to purchase merchandise and settle liabilities in foreign currencies. The market value gains and losses on these foreign exchange contracts are initially deferred and then recognized in income or as adjustments of carrying amounts of inventories and liabilities when the related transactions are settled. At January 31, 1996, the Company had outstanding purchased put options maturing at various dates through January 23, 1997, giving it the right, but not the obligation, to sell yen 5,975,000,000 ($55,815,000) at predetermined contract-exchange rates. The deferred unrealized gain of the Company's purchased put options amounted to $4,185,000 at January 31, 1996. If the market yen-exchange rates at maturity are below the contract rates, the Company will allow the options to expire. The Company's pretax expense related to its hedging program was $1,127,000 and $991,000 for the years ended January 31, 1996 and 1995. There were no material outstanding forward-exchange contracts at January 31, 1996.

On January 31, 1993, the Company entered into a three-year $50,000,000 interest rate swap agreement to modify the interest characteristics of its outstanding Senior Notes from a fixed-rate to a floating-rate basis. In addition to the interest on the 7.52% Senior Notes, the Company paid the six-month LIBOR rate, adjusted every six months, and received a fixed rate of 5.30%. The six-month LIBOR rates at January 31, 1996, 1995 and 1994 were 5.93%, 6.69% and 3.56% and at July 31, 1995, 1994 and 1993 were 6.69%, 5.25% and 3.38%. At January 31,
1996, 1995 and 1994, there were no amounts outstanding as the terms of the underlying agreement mandated semi-annual settlements of outstanding net positions each July 31 and January 31. The interest rate swap agreement had the effect of increasing interest expense by $547,000 and $375,000 for the years ended January 31, 1996 and 1995, and decreasing interest expense by $891,000 for the year ended January 31, 1994.




                                       Tiffany & Co. and Subsidiaries       21

I. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table sets forth the carrying amounts and related fair values of the Company's financial instruments at January 31, 1996 and 1995:


(in thousands)                       1996                         1995
                          -----------------------      ------------------------
                           Carrying        Fair         Carrying         Fair
Asset/(liability)           Amount         Value         Amount          Value
                          -----------------------------------------------------
Cash and
        short-term
        investments       $ 81,966       $ 81,966       $ 44,318       $ 44,318
Senior notes               (51,500)       (53,650)       (51,500)       (48,100)
Convertible
        subordinated
        debentures         (50,000)       (52,000)       (50,000)       (45,750)
Interest rate swap            --             --             --            1,300



The carrying amounts of the Company's Senior Notes and Debentures in the above table are included in Long-term debt in the consolidated balance sheets at January 31, 1996 and 1995. No carrying amount was recognized in the financial statements for the interest rate swap agreement, which expired on January 31, 1996.

The fair values of these financial instruments at January 31, 1996 and 1995 were estimated as follows: the Cash and short-term investments approximate fair value due to their short-term maturity; the Senior Notes were based upon the quoted market prices of comparable instruments; the Debentures were based upon their quoted market price; and the interest rate swap agreement was valued at January 31, 1995 at the amount the Company would have expected to pay to terminate the agreement.

J. COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities. The leases, which expire at various dates through 2011, also provide for the payment of taxes, insurance and maintenance, and certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes, consumer price indices and renewal options.

During the year ended January 31, 1996, the Company entered into a special-purpose lease agreement for a 269,000-square-foot distribution, office and manufacturing facility that will consolidate its existing New Jersey facilities. Under the terms of the agreement, the Company's operating lease commitment will be $3,600,000 annually and is expected to commence in late 1996. The lease consists of an initial term of three years followed by nine consecutive one-year renewal terms up to a maximum of 12 years.

Rent-free periods and other incentives granted under certain leases, and scheduled rent increases, are charged to rent expense on a straight-line basis over the related terms of such leases. Rent expense under leases, including escalations, for the years ended January 31, 1996, 1995 and 1994 amounted to $32,686,000, $29,046,000 and $26,552,000.

Future minimum annual rental payments under noncancelable operating leases are as follows:



                         Minimum Annual
Fiscal Year Ending       Rental Payments
January 31,              (in thousands)
- ----------------------------------------
1997                       $ 34,160
1998                         31,700
1999                         30,215
2000                         27,993
2001                         20,719
2002 and thereafter         129,196



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

K. RELATED PARTY TRANSACTIONS

Mitsukoshi Limited ("Mitsukoshi"), a leading Japanese department store group, owns approximately 13% of the Company's outstanding Common Stock. Until July 1993, Mitsukoshi served as the Company's principal distributor in Japan. Pursuant to a written agreement, the Company now operates Tiffany & Co. boutiques in Mitsukoshi's stores and, in exchange, pays Mitsukoshi fees based on a



22     Tiffany & Co. and Subsidiaries
percentage of net retail sales; such fees amounted to $46,500,000, $39,400,000 and $19,900,000 for the years ended January 31, 1996, 1995 and 1994. Mitsukoshi continues to operate certain boutiques, primarily outside of Japan. Wholesale sales to Mitsukoshi amounted to $17,000,000, $19,000,000 and $42,000,000 for the years ended January 31, 1996, 1995 and 1994. Trade receivables due from Mitsukoshi were $1,746,000 and $1,729,000 at January 31, 1996 and 1995.

During the year ended January 31, 1994, the Company realigned its primary Japanese distribution arrangement and assumed full merchandising and marketing responsibility for 29 Tiffany & Co. boutiques previously operated by Mitsukoshi in Japan. As part of the transaction, the Company agreed to repurchase over the following four years approximately $115,000,000 of Tiffany & Co. merchandise previously sold to Mitsukoshi. Accordingly, in the second quarter of 1993, the Company established a reserve for product return of $57,500,000, which had the effect of reducing net income by $32,700,000 (net of income tax benefit of $24,800,000), or $2.07 per share. Under this agreement, $24,985,000 of merchandise remains to be repurchased throughout the period ending February 28, 1998. On February 15, 1996, the Company prepaid its long-term trade payable to Mitsukoshi which amounted to yen 2,750,000,000 ($25,807,000) and was due on or before February 28, 1998.

L. STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Board of Directors is authorized to issue, without further action by the stockholders, shares of Preferred Stock, and to fix and alter the rights related to such stock. In March 1987, the stockholders authorized 2,000,000 shares of Preferred Stock, par value $0.01 per share. In November 1988, the Board of Directors designated certain shares of such Preferred Stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, to be issued in connection with the exercise of certain stock purchase rights under the Stockholder Rights Plan. At January 31, 1996 and 1995, there were no shares of Preferred Stock issued or outstanding.

STOCKHOLDER RIGHTS PLAN

Under the Company's Stockholder Rights Plan, each outstanding share of Common Stock has a stock purchase right which will become exercisable should certain take-over-related events occur. The rights expire on November 17, 1998, and are subject to redemption at $.01 per right. Following such events, but before any person has acquired beneficial ownership of 20% of the common shares, each right may be used to purchase one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $140 (subject to adjustment); after such an acquisition, each right may be used to purchase for the exercise price common shares having a market value equal to two times such exercise price. If, after such an acquisition, a merger of the Company occurs (or 50% of the Company's assets are sold), each right may be exercised to purchase, for the exercise price, common shares of the acquiring corporation having a market value equal to two times the exercise price. Rights held by such a 20% owner may not be exercised.

CASH DIVIDENDS

Cash dividends declared and paid during the years ended January 31, 1996, 1995 and 1994 amounted to $4,424,000, $4,391,000 and $4,381,000. On February 15,
1996, the Company's Board of Directors declared a regular quarterly dividend of $0.07 per common share, for stockholders of record on March 20, 1996, to be paid on April 10, 1996.

STOCK OPTIONS

Under the 1985 Stock Option Plan, options to acquire up to 360,000 shares of Common Stock could have been granted to key employees of the Company at no less than 100% of fair market value on the date of grant. Certain options granted under the 1985 Plan are intended to qualify as "incentive stock options" pursuant to Section 422A of the Internal Revenue Code. Of the options granted, options for 180,000 shares became exercisable in full two years following the date of grant. The balance became exercisable in part one year following the date of grant. Options under the 1985 Plan have maximum terms of 10 or 11 years. No future options may be granted under this Plan.



                                       Tiffany & Co. and Subsidiaries       23

Under the 1986 Stock Option Plan, nonqualified stock options to acquire 2,709,000 shares of Common Stock may be granted to key employees of the Company at no less than 100% of the fair market value on the date of the grant. The stockholders of the Company will be asked to approve an amendment to the 1986 Plan increasing by 500,000 the number of shares of Common Stock available for issuance under the 1986 Plan. Options granted under the 1986 Plan have a maximum term of 11 years and are exercisable in four equal installments with the first installment becoming exercisable on the first anniversary of the grant date.

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

Changes in options under these Plans during the years ended January 31, 1994, 1995 and 1996 were as follows:



                        Number of       Option Price
                         Shares           Per Share
- -----------------------------------------------------
Outstanding -
January 31, 1993        1,397,195       $ 1.81-$52.88
Granted                   321,270       $15.88-$31.88
Exercised                 (39,826)      $ 1.81-$26.71
Canceled                 (108,888)      $25.21-$52.88
                        ---------
Outstanding -
January 31, 1994        1,569,751       $ 1.81-$52.88
Granted                   353,260       $19.56-$42.56
Exercised                 (42,501)      $ 1.81-$36.38
Canceled                 (115,385)      $23.17-$52.88
                        ---------
Outstanding -
January 31, 1995        1,765,125       $ 1.81-$52.88
Granted                   377,055       $27.00-$55.00
Exercised                (265,951)      $ 1.81-$50.94
Canceled                  (94,961)      $25.44-$50.94
                        ---------
Outstanding -
January 31, 1996        1,781,268       $ 1.81-$55.00
                        =========
Exercisable -
January 31, 1996          948,388
                        =========



M. POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

The following table sets forth the Company's cumulative postretirement benefit obligation and the amount recognized in the Company's consolidated balance sheets at January 31, 1996 and 1995:

(in thousands, except percentages)      1996           1995
- ------------------------------------------------------------
Retirees                               $ 6,679       $ 8,074
Fully eligible plan participants         2,943         2,345
Other active plan participants           7,468         5,070
                                       ---------------------
Total accumulated postretirement
        benefit obligation              17,090        15,489
Unrecognized gain                          919         1,232
                                       ---------------------
Postretirement benefit obligation      $18,009       $16,721
                                       =====================
Discount rate                             7.00%         8.50%
Rate of increase in compensation          4.50%         5.50%
Health care cost trend*                   9.50%         9.50%

*Gradually declining to 5.50% to be achieved in the year 2011.

Postretirement benefit cost included the following components:

(in thousands)                   1996         1995       1994
- ---------------------------------------------------------------
Service cost                     $1,016      $1,132      $1,042
Interest cost on projected
         benefit obligation         717       1,137       1,298
                                 ------------------------------
Total postretirement
        benefit cost             $1,733      $2,269      $2,340
                                 ==============================



Based on current estimates, increasing the health-care-cost trend rate by one percentage point would increase the Company's accumulated postretirement benefit obligation by $1,800,000 and the aggregate service and interest cost components of net periodic postretirement benefit for the year ended January 31, 1996 by $250,000.

N. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan (the "Plan") covering substantially all domestic salaried and full-time hourly employees. The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. Plan benefits are based on the highest five consecutive years of compensation or as a percentage of actual compensation, as applicable in the circumstances, and the number of years of service. The actuarial present value of the vested benefit



24     Tiffany & Co. and Subsidiaries
obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees.

Net periodic pension expense included the following components:


(in thousands, except percentages) 1996        1995        1994
- -----------------------------------------------------------------
Service cost-benefits
        earned during period      $ 2,272     $ 2,343     $ 2,076
Interest cost on projected
        benefit obligation          3,026       2,625       2,493
Actual return on assets            (7,852)        877      (3,073)
Net amortization
        and deferrals               5,532      (2,703)      1,411
                                  -------------------------------
Net periodic
        pension expense           $ 2,978     $ 3,142     $ 2,907
                                  ===============================
Discount rate                        8.50%       7.50%       8.25%
Rate of increase
        in compensation              5.50%       5.00%       5.50%
Long-term rate of
        return on assets             9.00%       9.00%       9.00%



The following table sets forth the funded status of the Plan and amounts recognized in the Company's consolidated balance sheets at January 31, 1996 and 1995:


(in thousands)                                    1996         1995
- ---------------------------------------------------------------------
Actuarial present value of benefit
        obligation:
        Vested                                   $ 35,124    $ 25,840
        Nonvested                                   5,650       3,251
                                                 --------------------
Accumulated benefit obligation                   $ 40,774    $ 29,091
                                                 ====================
Projected benefit obligation                     $ 47,489    $ 34,571
Plan assets at fair value,
        primarily stocks and fixed-
        income securities                          38,198      30,749
                                                 --------------------
Projected benefit obligation
        in excess of Plan assets                    9,291       3,822
Unrecognized net loss                              (7,156)     (2,968)
Unrecognized net obligation                          (548)       (651)
Recognition of minimum liability                      990        --
                                                 --------------------
Pension liability recognized in
        the consolidated balance sheets            $2,577    $    203
                                                 ====================


The assumptions used in the calculation of the projected benefit obligation are as follows:


                                        1996    1995
- ----------------------------------------------------
Discount rate                           7.00%   8.50%
Rate of increase in compensation        4.50%   5.50%



The Company has an Employee Profit Sharing and Retirement Savings Plan that covers substantially all U.S.-based employees of the Company and provides for employee contributions and performance-based Company contributions. The Company's contribution for the years ended January 31, 1996 and 1995 amounted to $1,000,000 and $600,000 in the form of newly issued Company Common Stock. There was no contribution for the year ended January 31, 1994.

O. INCOME TAXES

Income/(loss) before income taxes consisted of the following:


(in thousands)         1996       1995       1994
- ---------------------------------------------------
United States        $48,702    $41,894    $(31,808)
Foreign               20,333      9,672      13,808
                     ------------------------------
                     $69,035    $51,566    $(18,000)
                     ==============================


Components of the provision/(benefit) for income taxes are as follows:


(in thousands)         1996       1995       1994
- ---------------------------------------------------
Current:
        Federal      $17,444     $12,672   $(9,184)
        State          4,649       6,689     7,974
        Foreign       14,605       5,013      (102)
                     ------------------------------
                      36,698      24,374    (1,312)
                     ------------------------------
Deferred:
        Federal       (4,087)     (2,738)   (2,612)
        State           (686)       (717)   (3,834)
        Foreign       (2,105)      1,306       -
                     ------------------------------
                      (6,878)     (2,149)   (6,446)
                     ------------------------------
                     $29,820     $22,225   $(7,758)
                     =============================


During the year ended January 31, 1996, the Company received an income tax refund amounting to $7,925,000, primarily due to the recognition of a tax benefit from its year ended January 31, 1994, for domestic net operating losses and foreign tax credits that were carried back to prior tax years.

During the year ended January 31, 1995, an audit of the Company's Federal income tax returns for the 1989-1992 fiscal years was completed and no material adjustments were proposed.



                                       Tiffany & Co. and Subsidiaries       25

Deferred tax assets/(liabilities) as of January 31, 1996 and 1995 consisted of the following:


(in thousands)                           1996      1995
- --------------------------------------------------------
Postretirement/employment benefits     $ 8,537   $ 7,905
Product return reserve                   5,113     5,962
Inventory reserves                       6,262     5,624
Accrued expenses                         1,537     2,310
Depreciation                              (599)   (3,601)
Pension contribution                    (1,958)   (1,439)
Undistributed earnings
        of foreign subsidiaries         (1,979)   (3,701)
Other                                    1,180    (2,264)
                                       -----------------
                                       $18,093   $10,796
                                       =================


The income tax effects of items comprising the deferred income tax benefit are as follows:


(in thousands)                   1996       1995       1994
- ------------------------------------------------------------
Postretirement/employment
        benefit obligation     $  (634)   $(1,029)   $  (711)
Lease buy-out provision            -          -          510
Product return reserve             849        255     (6,267)
Undistributed earnings of
        foreign subsidiaries    (1,722)      (167)     1,028
State net operating loss
        carry-forward              -        2,703     (2,703)
Book/tax depreciation           (1,475)    (1,068)       137
Inventory reserves              (1,764)    (1,033)    (1,946)
Other                           (2,132)    (1,810)     3,506
                               -----------------------------
                               $(6,878)   $(2,149)   $(6,446)
                               =============================

A reconciliation of the provision/(benefit) for income taxes at the statutory Federal income tax rate to the Company's effective income tax rate as reported is as follows:

(in thousands)                   1996       1995       1994
- ------------------------------------------------------------
Statutory Federal income
        tax rate                35.0%      35.0%      (35.0)%
State income taxes, net of
        Federal benefit          6.4        5.4       (14.2)
Foreign losses with
        no tax benefit           1.2        1.1         2.6
Foreign tax rates in excess
        of foreign tax credits     -          -         4.8
Other                            0.6        1.6        (1.3)
                                ---------------------------
Effective income tax rate       43.2%      43.1%      (43.1)%
                                ===========================

During the year ended January 31, 1995, the Company utilized a state income tax benefit of $2,703,000 attributable to net operating loss carry-forwards. The Company has fully utilized all available foreign tax credits.

P. QUARTERLY FINANCIAL DATA
   (UNAUDITED)

(in thousands,                    Fiscal 1995 Quarter Ended
except per share  -------------------------------------------
amounts)          April 30  July 31   October 31*  January 31
- -------------------------------------------------------------
Net sales         $150,144  $188,682  $187,766     $280,700
Gross profit        77,363    96,418   100,704      152,885
Income from
  operations         6,757    12,567    11,818       48,871
Net income           2,160     5,308     6,274       25,473

Net income
  per share:
  Primary         $   0.14  $   0.33  $   0.39     $   1.55
                  =========================================
  Fully diluted   $   0.14  $   0.33  $   0.39     $   1.49
                  =========================================

(in thousands,                    Fiscal 1994 Quarter Ended
except per share  -------------------------------------------
amounts)          April 30  July 31   October 31   January 31
- -------------------------------------------------------------
Net sales         $131,207  $152,257  $160,091     $239,276
Gross profit        67,200    78,921    84,417      127,664
Income from
  operations         6,114     9,018    11,827       37,696
Net income           1,876     3,450     4,720       19,295

Net income
  per share:
  Primary         $   0.12  $   0.22  $   0.30     $   1.21
                  =========================================
  Fully diluted   $   0.12  $   0.22  $   0.30     $   1.17
                  =========================================

* A nonrecurring pretax charge of $2,500 resulting from the adoption of SFAS No. 121 is included in Income from operations and a nonrecurring pretax gain of $2,300 resulting from the Company's restructuring of its watch operations in Switzerland is included in Other income/(deductions).

The sum of the quarterly net income per share amounts may not equal the full-year amount since the compensations of the weighted average number of common and common equivalent shares outstanding for each quarter and the full year are made independently.


26        Tiffany & Co. and Subsidiaries

Q. FOREIGN OPERATIONS

Certain information relating to the Company's foreign operations is set forth below:

                                                             International
                                                           -----------------
(in thousands)                                   U.S.      Japan       Other    Unallocated     Total
- ------------------------------------------------------------------------------------------------------
YEAR ENDED JANUARY 31, 1996
Sales                                          $ 639,840   $226,076   $ 92,826   $    --     $ 958,742
Eliminations                                    (145,204)      --      (10,246)       --      (155,450)
                                               -------------------------------------------------------
Net sales                                      $ 494,636   $226,076   $ 82,580   $    --     $ 803,292
                                               =======================================================
Operating profit*                              $  60,004   $ 68,006   $   (497)  $    --     $ 127,513
Eliminations                                       8,312       --         (978)       --         7,334
Corporate expenses                                  --         --         --       (54,834)    (54,834)
Interest and other expenses, net                    --         --         --       (10,978)    (10,978)
                                               -------------------------------------------------------
Income/(loss) before income taxes              $  68,316   $ 68,006   $ (1,475)  $ (65,812)  $  69,035
                                               =======================================================
Identifiable assets                            $ 462,616   $119,218   $115,364   $    --     $ 697,198
Eliminations                                        --      (43,405)       464        --       (42,941)
                                               -------------------------------------------------------
Identifiable assets                            $ 462,616   $ 75,813   $115,828   $    --     $ 654,257
                                               =======================================================

YEAR ENDED JANUARY 31, 1995
Sales                                          $ 524,892   $189,445   $ 76,373   $    --     $ 790,710
Eliminations                                     (96,037)      --      (11,842)       --      (107,879)
                                               -------------------------------------------------------
Net sales                                      $ 428,855   $189,445   $ 64,531   $    --     $ 682,831
                                               =======================================================
Operating profit*                              $  69,721   $ 54,158   $  1,818   $    --     $ 125,697
Eliminations                                     (10,158)      --       (1,706)       --       (11,864)
Corporate expenses                                  --         --         --      (49,178)     (49,178)
Interest and other expenses, net                    --         --         --      (13,089)     (13,089)
                                               -------------------------------------------------------
Income before income taxes                     $  59,563   $ 54,158   $    112   $(62,267)   $  51,566
                                               =======================================================
Identifiable assets                            $ 370,413   $108,463   $109,581   $    --      $588,457
Eliminations                                        --      (33,227)     1,442        --       (31,785)
                                               -------------------------------------------------------
Identifiable assets                            $ 370,413   $ 75,236   $111,023   $    --     $ 556,672
                                               =======================================================

YEAR ENDED JANUARY 31, 1994
Sales                                          $ 459,231   $104,963   $ 56,577   $    --     $ 620,771
Eliminations                                     (49,534)      --       (4,736)       --       (54,270)
                                               -------------------------------------------------------
Net sales                                      $ 409,697   $104,963   $ 51,841   $    --     $ 566,501
                                               =======================================================
Operating profit*                              $  69,132   $ 31,070   $  1,587   $    --     $  98,615
Eliminations                                      (4,405)      --        1,773        --        (6,178)
Corporate expenses                                  --         --         --       (44,966)    (44,966)
Japan realignment                                   --         --         --       (57,500)    (57,500)
Interest and other expenses, net                    --         --         --        (7,971)     (7,971)
                                               -------------------------------------------------------
Income/(loss) before income taxes              $  64,727   $ 31,070   $  3,360   $(110,437)  $ (18,000)
                                               =======================================================
Identifiable assets                            $ 327,181   $115,432   $102,577   $    --     $ 545,190
Eliminations                                        --      (42,824)     2,043        --       (40,781)
                                               -------------------------------------------------------
Identifiable assets                            $ 327,181   $ 72,608   $104,620   $    --     $ 504,409
                                               =======================================================



*Represents income from operations before corporate expenses, realignments and interest and other expenses, net.





                                       Tiffany & Co. and Subsidiaries       27