Form 10-K405, Exhibit 13
period 1997-01-31
TIFFANY & CO
filed 1997-04-08
CIK 98246

SELECTED FINANCIAL DATA

The following table sets forth selected financial data, which have been derived from the Company's audited financial statements, with respect to the Company for Fiscal 1987-1996. During Fiscal 1993, the Company realigned its operations in Japan (see Note K to consolidated financial statements). All share and per share data have been retroactively adjusted to reflect the two-for-one split in Fiscal 1996 and the three-for-two split in Fiscal 1989 of the Company's Common Stock effected in the form of share distributions ("stock dividends"):

                                                                                 Fiscal       Fiscal        Fiscal      Fiscal
(in thousands, except per share amounts, percentages and employees)               1996         1995         1994         1993
------------------------------------------------------------------------------------------------------------------------------
EARNINGS DATA
   Net sales                                                                   $922,108     $803,292      $682,831    $566,501
   Gross profit                                                                 499,694      427,370       358,202     232,882
   Earnings (loss) from operations                                              109,413       80,013        64,655     (10,029)
   Earnings (loss) before accounting change and extraordinary item               58,439       39,215        29,341     (10,242)
   Earnings (loss) per share before accounting change and extraordinary item:
       Primary                                                                     1.67         1.22          0.93       (0.33)
       Fully diluted                                                               1.66         1.19          0.93       (0.33)
   Weighted average number of common shares (fully diluted)                      35,706       34,546        33,582      33,348

------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA

   Total assets                                                                $739,418     $654,257      $556,672    $504,409
   Inventories                                                                  335,389      311,252       270,075     262,282
   Working capital                                                              342,511      284,102       242,779     212,266
   Capital expenditures                                                          39,884       26,455        19,227      18,103
   Short-term borrowings                                                         76,338       78,967        60,696      59,289
   Long-term debt                                                                92,675      101,500       101,500     101,500
   Stockholders' equity                                                         378,264      264,378       221,697     189,081
   Cash dividends per share                                                       0.185        0.140         0.140       0.140
------------------------------------------------------------------------------------------------------------------------------
RATIO ANALYSIS
   As a percentage of net sales:
       Earnings (loss) from operations                                             11.9%        10.0%          9.5%       (1.8)%
       Earnings (loss) before accounting change and extraordinary item              6.3%         4.9%          4.3%       (1.8)%

   Return on average assets                                                         8.4%         6.5%          5.5%       (2.2)%
   Return on average stockholders' equity                                          18.2%        16.1%         14.3%       (5.2)%
   Net-debt to total capital                                                       12.1%        27.1%         34.7%       45.2 %
   Book value per share                                                       $   10.95    $    8.27     $    7.06    $   6.04

   Number of employees                                                            3,892        3,656         3,306       3,133

12 Tiffany & Co. and Subsidiaries

                                 1994    1995    1996
                                ----------------------
                                    (in millions)
NET SALES...................    $682.8  $803.3  $922.1
NET EARNINGS................      29.3    39.2    58.4
STOCKHOLDERS' EQUITY........     221.7   264.4   378.3


                                                                                 Fiscal       Fiscal       Fiscal        Fiscal
(in thousands, except per share amounts, percentages and employees)               1992         1991         1990          1989
-------------------------------------------------------------------------------------------------------------------------------
EARNINGS DATA
   Net sales                                                                   $486,396     $491,906     $455,712      $383,964
   Gross profit                                                                 237,033      243,009      223,600       191,683
   Earnings (loss) from operations                                               26,741       61,028       67,806        60,977
   Earnings (loss) before accounting change and extraordinary item               15,712       31,805       36,661        33,305
   Earnings (loss) per share before accounting change and extraordinary item:
       Primary                                                                     0.50         1.00         1.17          1.07
       Fully diluted                                                               0.50         1.00         1.17          1.07
   Weighted average number of common shares (fully diluted)                      33,358       33,236       31,388        31,302
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA

   Total assets                                                                $419,355     $394,882     $307,268      $237,061
   Inventories                                                                  224,151      213,435      173,964       142,545
   Working capital                                                              199,334      159,466      131,219       112,735
   Capital expenditures                                                          22,754       41,385       24,835        14,040
   Short-term borrowings                                                         22,458       43,566       31,046        14,339
   Long-term debt                                                               101,500       50,000       18,226        18,226
   Stockholders' equity                                                         204,806      200,039      176,183       135,568
   Cash dividends per share                                                       0.140        0.140        0.130         0.090
-------------------------------------------------------------------------------------------------------------------------------
RATIO ANALYSIS
   As a percentage of net sales:
       Earnings (loss) from operations                                              5.5%        12.4%        14.9%         15.9%
       Earnings (loss) before accounting change and extraordinary item              3.2%         6.5%         8.0%          8.7%

   Return on average assets                                                         3.9%         7.3%        13.5%         16.7%
   Return on average stockholders' equity                                           7.8%        13.5%        23.5%         28.4%
   Net-debt to total capital                                                       36.4%        30.9%        20.2%         18.1%
   Book value per share                                                        $   6.56     $   6.30     $   5.62      $   4.36

   Number of employees                                                            2,865        2,735        2,379         2,085


                                                                                  Fiscal       Fiscal
(in thousands, except per share amounts, percentages and employees)                1988         1987
-----------------------------------------------------------------------------------------------------
EARNINGS DATA
   Net sales                                                                    $290,344     $230,488
   Gross profit                                                                  144,511      112,140
   Earnings (loss) from operations                                                44,193       33,691
   Earnings (loss) before accounting change and extraordinary item                24,901       16,820
   Earnings (loss) per share before accounting change and extraordinary item:
       Primary                                                                      0.81         0.59
       Fully diluted                                                                0.81         0.59
   Weighted average number of common shares (fully diluted)                       30,774       28,620
-----------------------------------------------------------------------------------------------------
BALANCE SHEET DATA

   Total assets                                                                 $162,648     $126,669
   Inventories                                                                   103,771       70,778
   Working capital                                                                81,829       66,772
   Capital expenditures                                                            9,680        1,895
   Short-term borrowings                                                           7,253           -
   Long-term debt                                                                      -           -
   Stockholders' equity                                                           99,193       71,621
   Cash dividends per share                                                        0.050           -
-----------------------------------------------------------------------------------------------------
RATIO ANALYSIS
   As a percentage of net sales:
       Earnings (loss) from operations                                              15.2%        14.6 %
       Earnings (loss) before accounting change and extraordinary item               8.6%         7.3 %

   Return on average assets                                                         17.2%        14.4 %
   Return on average stockholders' equity                                           29.2%        38.3 %
   Net-debt to total capital                                                         5.4%       (21.9)%
   Book value per share                                                         $   3.23     $   2.78)

   Number of employees                                                             1,741        1,324)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
OVERVIEW
The Company operates three channels of distribution: U.S. Retail includes retail sales in Company-operated stores in the U.S., wholesale sales to independent retailers in the U.S. and wholesale sales of fragrance products to independent retailers in the Americas; Direct Marketing includes corporate (business-to-business) and catalog sales in the U.S.; and International Retail includes retail sales through Company-operated stores and boutiques, corporate sales and wholesale sales to independent retailers and distributors in the Asia-Pacific region, Europe, Canada, the Middle East and Latin America.

The Company achieved continued growth in sales and earnings in Fiscal 1996 and 1995. Net sales in Fiscal 1996 rose 15% after increasing 18% in Fiscal 1995. In both years, sales rose in all three channels of distribution. Sales growth, combined with higher operating margins, resulted in a net earnings increase of 49% in Fiscal 1996 following a 34% increase in Fiscal 1995.

NET SALES
Net sales by channel of distribution were as follows:

                           FISCAL      FISCAL     FISCAL
(in thousands)               1996        1995       1994
--------------------------------------------------------
U.S. Retail              $424,185    $364,158   $308,290
Direct Marketing          100,582      93,281     92,684
International Retail      397,341     345,853    281,857
                         -------------------------------
                         $922,108    $803,292   $682,831
                         ===============================


                             PERCENTAGE OF NET SALES

                           FISCAL      FISCAL     FISCAL
                             1996        1995       1994
--------------------------------------------------------
U.S. Retail                  44%         45%        45%
Direct Marketing             11%         12%        14%
International Retail         43%         43%        41%


U.S. Retail sales increased 16% in Fiscal 1996 following an 18% increase in Fiscal 1995. The increases were largely due to comparable store sales growth of 11% in Fiscal 1996 and 12% in Fiscal 1995, as well as incremental sales from two new U.S. stores opened in Fiscal 1996 and three new stores opened in Fiscal 1995. Sales in the New York flagship store increased 9% and 7% in Fiscal 1996 and 1995 but, as a result of the Company's growth outside of New York, declined as a percentage of the Company's net sales, representing 16%, 17% and 19% in Fiscal 1996, 1995 and 1994. Management believes that Fiscal 1996 sales growth in the New York region was favorably affected by the introduction of television advertising during the holiday season. Comparable U.S. branch store sales increased 13% and 16% in Fiscal 1996 and 1995. In both years, comparable sales growth in U.S. stores was generated primarily by an increased number of retail transactions, but the average transaction amount also increased. In addition, the greatest proportion of sales were made to "local-resident" customers as opposed to tourists. Wholesale sales represented 8%, 7% and 8% of U.S. Retail sales in Fiscal 1996, 1995 and 1994.

U.S. stores opened in recent years are designed in a smaller-size format with an increased proportion of selling space; these new stores generate higher-than-historical sales productivity. The Company intends to continue using this format and may open as many as four new stores in Fiscal 1997. Also, the existing Chicago store will be relocated to a larger location on North Michigan Avenue and another U.S. store will be relocated within its existing market. In some cases, the Company is opening new stores in the suburbs of existing urban markets. While these new stores may initially adversely affect sales in existing stores in those markets, they are increasing overall market penetration and retail sales growth.

Direct Marketing sales increased 8% and 1% in Fiscal 1996 and 1995. Corporate division sales, which represented 61% of Direct Marketing sales in Fiscal 1996, increased 4% in Fiscal 1996 following a 5% decline in Fiscal 1995. Corporate sales results were primarily affected by an increase in the number of orders processed in Fiscal 1996 after a decline in Fiscal 1995. The corporate division has established a presence in additional U.S. markets in order to increase overall market penetration. Catalog sales rose 15% and 12% in Fiscal 1996 and 1995. In

14 Tiffany & Co. and Subsidiaries
both years, sales growth was primarily generated by a higher number of orders. The Company mailed 20.6 million catalogs in Fiscal 1996, compared with 17.5 million and 15.0 million in Fiscal 1995 and 1994.

International Retail sales increased 15% and 23% in Fiscal 1996 and 1995, due to sales growth in most markets in which the Company operates. Total retail sales in Japan, the largest international market, rose 28% and 13% in local currency in Fiscal 1996 and 1995. In U.S. dollars, Japan sales represented 27% of net sales in Fiscal 1996 and 28% in Fiscal 1995 and 1994. Increased sales were generated by comparable store sales growth in local currency of 13% in Fiscal 1996 and 1995, as well as incremental sales from the Company's new flagship store that opened in Tokyo in May 1996. Although the flagship store adversely affected sales results in several existing department-store boutiques in Tokyo, overall sales in Tokyo increased 30% in Fiscal 1996. The Company plans to open three boutiques in Japan, outside Tokyo, in Fiscal 1997.

The Company's reported sales and earnings reflect either a translation-related benefit from a strengthening Japanese yen or a detriment from a strengthening U.S. dollar, while the impact from other foreign currencies has not been material. When translated into U.S. dollars, yen-denominated sales growth in Fiscal 1996 was partially offset by the effect of a weakening yen against the dollar in comparison to 1995 while, conversely, a strengthening yen in Fiscal 1995 had the opposite effect and enhanced sales growth when reported in U.S. dollars. The Company monitors its retail and wholesale pricing in relation to changes in foreign currency rates and local economic and competitive conditions. The Company also maintains a foreign currency hedging program for merchandise purchase transactions initiated from Japan in order to reduce the potential negative impact on the Company's financial results of a significant strengthening of the U.S. dollar against the yen. In the recent past, the hedging program has achieved its objective by stabilizing product costs despite exchange rate fluctuations (see Note H to consolidated financial statements). However, as a result of the continued weakening of the yen versus the U.S. dollar, effective February 1, 1997, the Company raised its retail prices in Japan by an average of 8% primarily on non-diamond merchandise.

The Asia-Pacific region outside Japan represented 10%, 9% and 8% of net sales in Fiscal 1996, 1995 and 1994. Results in that region benefited from comparable sales growth in Company-operated stores of 15% and 24% in local currencies in Fiscal 1996 and 1995, as well as incremental sales from the opening of five new locations in Fiscal 1996 and nine new locations in Fiscal 1995. The Company's plans include opening several locations in the Asia-Pacific region in Fiscal 1997. Sales growth was also achieved in Europe, which represented 4% of net sales in Fiscal 1996, 1995 and 1994. This was primarily due to comparable European retail store sales growth in local currencies of 22% and 18% in Fiscal 1996 and 1995.

GROSS MARGIN
Gross profit as a percentage of net sales was 54.2%, 53.2% and 52.5% in Fiscal 1996, 1995 and 1994. The increases were primarily due to favorable shifts in sales mix, especially toward the Company's retail businesses that achieve gross margins above the Company's average. The Company's ongoing gross margin and pricing strategy is to offset product-cost increases with higher retail selling prices; the Company's objective is to maintain gross margin at approximately current levels.

OPERATING EXPENSES

Selling, general and administrative expenses and the provision for uncollectible accounts increased 12% in Fiscal 1996 and 18% in Fiscal 1995. The increases were largely due to incremental occupancy, staffing and marketing expenses related to the Company's worldwide expansion program, as well as to sales-related variable expenses, particularly in Japan. In addition, Fiscal 1996 included nonrecurring pretax charges of $4,400,000 resulting from the planned closing and relocation of a U.S. store within its existing market and the impairment of certain European assets. The rate of expense growth in Fiscal 1996 was moderated due to the weakening yen and its effect when translating yen-denominated expenses into U.S. dollars; a strengthening yen in Fiscal 1995 had the converse effect. As a percentage of net sales (the expense ratio), operating expenses were 42.3%, 43.2% and 43.0% in Fiscal 1996, 1995 and 1994. Management's ongoing objective is to further reduce the expense ratio.

EARNINGS FROM OPERATIONS
As a result of the above factors, earnings from operations increased 37% and 24% in Fiscal 1996 and 1995. As a percentage of net sales, earnings from operations improved to 11.9% in Fiscal 1996, compared with 10.0% and 9.5% in Fiscal 1995 and 1994.

INTEREST EXPENSE
Lower interest expense in Fiscal 1996 was primarily due to the conversion and redemption in June 1996 of the Company's $50,000,000 principal amount 6-3/8% Convertible Subordinated Debentures Due 2001 (the "Debentures"). A reduction in interest expense in Fiscal 1995 was primarily due to lower interest rates on short-term borrowings in Japan, partially offset by the effect of higher average short-term borrowings. A significant portion of the Company's short-term borrowings at January 31, 1997 and 1996 was denominated in yen and used to support the local working capital requirements of the Company's Japanese operations. On the basis of current plans, interest rates and foreign currency exchange rates, management expects a decline in interest expense in Fiscal 1997 primarily due to the annualized savings from the conversion and redemption of the Debentures.

OTHER INCOME (DEDUCTIONS)
Fiscal 1996 included the recognition of a pretax gain of $4,500,000 that resulted from the sale of the assets and business of Howard H. Sweet & Son, Inc., one of the Company's manufacturing affiliates (see Note B to consolidated financial statements). Fiscal 1995 included the recognition of a pretax gain of $2,300,000 that resulted from the sale of the Company's watch assembly operations in Switzerland (see Note B to consolidated financial statements).

INCOME TAXES
The provision for income taxes resulted in an effective tax rate of 43.2% in Fiscal 1996 and 1995 and 43.1% in Fiscal 1994.

ACCOUNTING STANDARDS
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS No. 128") designed to improve the EPS information provided in financial statements by simplifying the existing computational guidelines, revising disclosure requirements, and increasing comparability of EPS data on an international basis. The statement requires dual presentation of basic and diluted EPS on the face of the income statement and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The adoption of this standard, required for the fiscal year ending January 31, 1998, is not expected to have a material impact on the Company's EPS.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal working capital requirements which have increased due to significant growth in the Company's business. Management believes that the Company's financial condition at January 31, 1997 provides sufficient resources to support current business activities and planned expansion. Working capital (current assets minus current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $342,511,000 and 2.5:1 at January 31, 1997, compared with $284,102,000 and 2.3:1 at January 31, 1996.

Inventories represented 45% of total assets at January 31, 1997 and 48% at January 31, 1996. The Company increased inventory levels by $24,137,000, or 8%, in Fiscal 1996 in order to support sales growth, new stores (including the new flagship store in Tokyo, Japan) and expanded product offerings. Inventory turnover was 1.0 times at January 31, 1997 and 1996. The Company's ongoing objective is to improve inventory performance through: refinement of worldwide replenishment systems; focus on the specialized disciplines of product development, assortment planning and inventory management; improved presentation and management of display inventories in each store; assortment editing by product category; and a time-phased program of improvements in warehouse management and supply-chain logistics.

Capital expenditures were $39,884,000 in Fiscal 1996, $26,455,000 in Fiscal 1995 and $19,227,000 in Fiscal 1994. In all three years, expenditures were required primarily for the opening and/or renovation of retail stores (particularly the Company's flagship store in Tokyo, Japan in Fiscal 1996), and expansion and/or renovation of administrative and office facilities (including leasehold improvements at the Company's new customer service/distribution center in Parsippany, New Jersey in Fiscal 1996). Based on current plans, the Company expects capital expenditures to be approximately $50,000,000 in Fiscal 1997 due to an increased number of new store openings and relocations.

Cash dividends were $6,303,000 in Fiscal 1996 compared with $4,424,000 and $4,391,000 in Fiscal 1995 and 1994. In May 1996, the Board of Directors declared a 43% increase in the quarterly dividend rate which became effective with the July 1996 payment. The Company expects to continue to retain the majority of its earnings to support its business and future expansion.

The Company achieved a net cash inflow from operating activities of $19,756,000 in Fiscal 1996 compared with inflows of $33,594,000 and $65,574,000 in Fiscal 1995 and 1994. Net-debt (short-term borrowings and long-term debt less cash and cash equivalents) was $51,852,000 at January 31, 1997 compared with $98,501,000 at January 31, 1996. Net-debt as a percentage of total capital (net-debt plus stockholders' equity) improved to 12% at January 31, 1997 from 27% at January 31, 1996.

The level of net-debt at January 31, 1997 was also affected by three other factors. In the first quarter of Fiscal 1996, the Company prepaid its long-term trade payable of yen 2,750,000,000 which was due on or before February 28, 1998 and which related to certain merchandise repurchased from Mitsukoshi Limited in Fiscal 1993 as part of the Company's realignment of its Japan business. Also during the first quarter of Fiscal 1996, the Company entered into a 15-year, yen 5,000,000,000 loan in Japan bearing interest at a rate of 4.50%. The proceeds were used for working capital and construction costs associated with the Company's flagship store in Tokyo which opened in May 1996, as well as to reduce short-term indebtedness in Japan that was incurred to prepay the long-term trade payable. During the second quarter of Fiscal 1996, the Company redeemed $916,000 of its Debentures and the remaining $49,084,000 were converted, at the option of the holders, into shares of the Company's Common Stock.

The Company's sources of working capital are internally generated cash flows and funds available under a five-year, $130,000,000 multicurrency, noncollateralized revolving credit facility which expires on June 30, 2000. Management anticipates that internally generated cash flows and funds available under the revolving credit facility will be sufficient to support the Company's planned worldwide business expansion, as well as seasonal working capital increases typically required during the third and fourth quarters of each fiscal year.

SEASONALITY
The Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.

RISK FACTORS
This document contains certain "forward-looking statements" concerning the Company's objectives and expectations with respect to new store openings, retail prices, gross margin, expenses, inventory performance and capital expenditures. Also, management makes other forward-looking statements from time to time concerning objectives and expectations for sales, earnings and cash flow. As a retailer, the Company's success in achieving its objectives and expectations is dependent upon economic conditions and consumer attitudes and, in making forward-looking statements, management assumes that existing conditions and attitudes will continue to prevail. However, certain assumptions are specific to the Company and/or the markets in which it operates. The following assumptions, among others, are "risk factors" which could affect the likelihood that the Company will achieve the objectives and expectations communicated by management:
(i) that new stores and other sales locations can be leased or otherwise obtained on suitable terms in desired markets and that construction can be completed on a timely basis; (ii) that existing product supply arrangements, including license agreements with third-party designers, will continue; (iii) that the market for high-quality cut diamonds will provide continuity of supply and pricing; (iv) that new systems for inventory management, warehousing and distribution can be successfully integrated with the Company's existing distribution channels; and (v) that the exchange relationship between the Japanese yen and the U.S. dollar will not substantially change during Fiscal 1997.

CONSOLIDATED STATEMENTS OF EARNINGS

                                                           Years Ended January 31,
                                                  -------------------------------------
(in thousands, except per share amounts)              1997          1996           1995
---------------------------------------------------------------------------------------
Net sales                                         $922,108      $803,292      $ 682,831
Cost of sales                                      422,414       375,922        324,629
                                                  -------------------------------------
Gross profit                                       499,694       427,370        358,202

Selling, general and administrative expenses       388,143       345,612        291,722
Provision for uncollectible accounts                 2,138         1,745          1,825
                                                  -------------------------------------
Earnings from operations                           109,413        80,013         64,655

Interest expense and financing costs                 9,480        12,338         12,942
Other income (deductions)                            2,953         1,360           (147)
                                                  -------------------------------------
Earnings before income taxes                       102,886        69,035         51,566
Provision for income taxes                          44,447        29,820         22,225
                                                  -------------------------------------
NET EARNINGS                                      $ 58,439      $ 39,215      $  29,341
                                                  =====================================
Net earnings per share:
   Primary                                        $   1.67      $   1.22      $    0.93
                                                  -------------------------------------
   Fully diluted                                  $   1.66      $   1.19      $    0.93
                                                  -------------------------------------
Weighted average number of common shares:
   Primary                                          34,953        32,234         31,796
   Fully diluted                                    35,706        34,546         33,582

See notes to consolidated financial statements.

18 Tiffany & Co. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

                                                                                                     January 31,
                                                                                             ------------------------
(in thousands)                                                                                   1997            1996
---------------------------------------------------------------------------------------------------------------------
ASSETS
   Current assets:
   Cash and cash equivalents                                                                 $117,161       $  81,966
   Accounts receivable, less allowances of $6,864 and $5,698                                   80,772          80,084
   Inventories                                                                                335,389         311,252
   Deferred income taxes                                                                       14,297           8,060
   Prepaid expenses                                                                            21,364          20,042
                                                                                             ------------------------
   Total current assets                                                                       568,983         501,404

   Property and equipment, net                                                                129,346         115,214
   Deferred income taxes                                                                       10,259          10,033
   Other assets, net                                                                           30,830          27,606
                                                                                             ------------------------
                                                                                             $739,418       $ 654,257
                                                                                             ------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
   Short-term borrowings                                                                     $ 76,338       $  78,967
   Accounts payable and accrued liabilities                                                   110,068         107,609
   Income taxes payable                                                                        25,829          19,672
   Merchandise and other customer credits                                                      14,237          11,054
                                                                                             ------------------------
   Total current liabilities                                                                  226,472         217,302

   Long-term trade payable                                                                         -           25,688
   Reserve for product return                                                                   5,800          11,238
   Long-term debt                                                                              92,675         101,500
   Postretirement/employment benefit obligation                                                19,191          18,031
   Other long-term liabilities                                                                 17,016          16,120

   Commitments and contingencies

   Stockholders' equity:
   Common Stock, $.01 par value; authorized 60,000 shares, issued 34,529 and 31,976               345             320
   Additional paid-in capital                                                                 150,045          82,460
   Retained earnings                                                                          237,959         185,823
   Foreign currency translation adjustments                                                   (10,085)         (4,225)
                                                                                             ------------------------
   Total stockholders' equity                                                                 378,264         264,378
                                                                                             ------------------------
                                                                                             $739,418       $ 654,257
                                                                                             ========================

See notes to consolidated financial statements.

                                               Tiffany & Co. and Subsidiaries 19

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Years Ended January 31,
                                                                                  -----------------------------------
(in thousands)                                                                    1997          1996             1995
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                                                               $ 58,439      $ 39,215         $ 29,341
   Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization                                              20,828        18,790           16,501
     Provision for uncollectible accounts                                        2,138         1,745            1,825
     Reduction in reserve for product return                                    (5,438)       (1,865)            (560)
     Provision for inventories                                                   5,220         3,044            1,788
     Deferred income taxes                                                      (6,695)       (7,528)          (2,039)
     Income tax receivable                                                          -          7,925            4,592
     Gain on sale of subsidiary's net assets                                    (4,500)       (2,330)               -
     Impairment loss on certain assets                                           2,281         2,419                -
     Loss on disposal of fixed assets                                               -          2,956                -
     Provision for postretirement/employment benefits                            1,160         1,450            2,261
   Changes in assets and liabilities:
     Accounts receivable                                                        (9,439)      (15,830)           5,839
     Inventories                                                               (53,176)      (54,746)           2,630
     Prepaid expenses                                                           (1,688)       (2,674)             393
     Other assets, net                                                          (7,557)        2,203           (7,863)
     Accounts payable                                                            1,916        12,883           (3,055)
     Accrued liabilities                                                         4,932        15,449            4,877
     Income taxes payable                                                        6,867         6,893            6,700
     Merchandise and other customer credits                                      3,183         2,525            1,582
     Other long-term liabilities                                                 1,285         1,070              762
                                                                              ---------------------------------------
   Net cash provided by operating activities                                    19,756        33,594           65,574
                                                                              ---------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                        (39,884)      (26,455)         (19,227)
   Proceeds from lease incentives                                                1,590         1,729              250
   Proceeds from sale of subsidiary's net assets                                15,000            -                -
   Other                                                                            -            174             (133)
                                                                              ---------------------------------------
   Net cash used in investing activities                                       (23,294)      (24,552)         (19,110)
                                                                              ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from (payments on) short-term borrowings                             7,089        22,826           (4,072)
   Prepayment of long-term trade payable                                       (26,029)           -                 -
   Proceeds from issuance of long-term debt                                     46,625            -                 -
   Proceeds from exercise of stock options                                      13,462         7,971              967
   Tax benefit from exercise of stock options                                    4,805         2,233              356
   Cash dividends on Common Stock                                               (6,303)       (4,424)          (4,391)
   Redemption of Convertible Subordinated Debentures                              (916)            -                -
                                                                              ---------------------------------------
   Net cash provided by (used in) financing activities                          38,733        28,606           (7,140)
                                                                              ---------------------------------------
   Net increase in cash and cash equivalents                                    35,195        37,648           39,324
   Cash and cash equivalents at beginning of year                               81,966        44,318            4,994
                                                                              ---------------------------------------
   Cash and cash equivalents at end of year                                   $117,161      $ 81,966         $ 44,318
                                                                              =======================================

See notes to consolidated financial statements.

20 Tiffany & Co. and Subsidiaries

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

                                                                                                               Foreign
                                                  Total         Common Stock     Additional                   Currency
                                          Stockholders'      -----------------      Paid-in     Retained   Translation
(in thousands)                                   Equity      Shares     Amount      Capital     Earnings   Adjustments
----------------------------------------------------------------------------------------------------------------------
Balances, January 31, 1994                     $189,081      15,660       $157     $ 70,498     $126,082      $ (7,656)
Exercise of stock options                           967          43          -          967            -             -
Tax benefit from exercise of stock options          356           -          -          356            -             -
Cash dividends on Common Stock                   (4,391)          -          -            -       (4,391)            -
Foreign currency translation adjustments          6,343           -          -            -            -         6,343
Net earnings                                     29,341           -          -            -       29,341             -
                                               -----------------------------------------------------------------------
Balances, January 31, 1995                      221,697      15,703        157       71,821      151,032        (1,313)

Exercise of stock options                         7,971         266          3        7,968            -             -
Tax benefit from exercise of stock options        2,233           -          -        2,233            -             -
Issuance of Common Stock                            598          19          -          598            -             -
Cash dividends on Common Stock                   (4,424)          -          -            -       (4,424)            -
Foreign currency translation adjustments         (2,912)          -          -            -            -        (2,912)
Net earnings                                     39,215           -          -            -       39,215             -
                                               -----------------------------------------------------------------------
Balances, January 31, 1996                      264,378      15,988        160       82,620      185,823        (4,225)

Two-for-one stock split                               -      17,197        172         (172)           -             -
Exercise of stock options                        13,462         449          4       13,458            -             -
Tax benefit from exercise of stock options        4,805           -          -        4,805            -             -
Issuance of Common Stock                          1,000          18          -        1,000            -             -
Conversion of Convertible
    Subordinated Debentures                      49,084         877          9       49,075            -             -
Bond fees relating to the conversion of
    Convertible Subordinated Debentures            (741)          -          -         (741)           -             -
Cash dividends on Common Stock                   (6,303)          -          -            -       (6,303)            -
Foreign currency translation adjustments         (5,860)          -          -            -            -        (5,860)
Net earnings                                     58,439           -          -            -       58,439             -
                                               -----------------------------------------------------------------------
Balances, January 31, 1997                     $378,264      34,529        $345    $150,045     $237,959      $(10,085)
                                               =======================================================================

See notes to consolidated financial statements.

                                               Tiffany & Co. and Subsidiaries 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS
Tiffany & Co. is the internationally renowned jeweler and specialty retailer. Sales are made through TIFFANY & CO. stores and boutiques and to select retailers and distributors in the Americas, the Asia-Pacific region, Europe and the Middle East. Direct Marketing sales are made through Tiffany's corporate and catalog divisions.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Tiffany & Co. and all majority-owned domestic and foreign subsidiaries (the "Company") after elimination of all material intercompany balances and transactions.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. The most significant estimates include valuation of inventories, provision for uncollectible accounts and the recoverability of long-lived assets. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS AND SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
The Company's cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Supplemental cash flow information for the years ended January 31, 1997, 1996 and 1995 is as follows:

(in thousands)            1997        1996         1995
---------------------------------------------------------
Cash paid during
 the year for:
Interest                 $10,985     $11,372      $12,445
                         --------------------------------
Income taxes             $39,001     $15,188*     $13,326
                         --------------------------------

* Net of $7,925 Federal income tax refund.

Supplemental Noncash Investing and Financing Activities for the years ended January 31, 1997, 1996 and 1995 are as follows:

(in thousands)                  1997          1996       1995
---------------------------------------------------------------
Financing activities:
Conversion of
 Subordinated
 Debentures to equity          $48,343          --        --
                               --------------------------------
Issuance of Common
 Stock for the Employee
 Profit Sharing and
 Retirement Savings
 Plan                          $ 1,000        $598        --
                               --------------------------------

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

Expenditures for repairs and maintenance are expensed as incurred and expenditures for major renewals and improvements are capitalized. Upon retirement or disposition of property and equipment, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the results of operations.

IMPAIRMENT OF LONG-LIVED ASSETS
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred, the loss would be recognized during that period.


22  Tiffany & Co. and Subsidiaries

PREOPENING COSTS
Costs associated with the opening of new retail stores are expensed in the period incurred.

ADVERTISING
Advertising costs, which include media, production and catalogs, aggregated $43,900,000, $37,200,000 and $31,000,000 for the years ended January 31, 1997,
1996 and 1995. Media and production costs are expensed as incurred, while catalog costs are expensed upon mailing.

INCOME TAXES
The Company provides for income taxes based upon the tax rate at which the items of income and expense are expected to be settled in the Company's tax return. The Company, its domestic subsidiaries and its foreign branches, file a consolidated Federal income tax return. Certain items of revenue and expense are reported for income tax purposes in different periods than for financial reporting purposes, thereby resulting in deferred income tax items.

FOREIGN CURRENCY
Assets and liabilities of foreign operations are translated into U.S. dollars using current exchange rates in effect at the balance sheet date, while revenue and expense amounts are translated at average rates of exchange prevailing during the period. Adjustments resulting from such translation are included as a separate component of stockholders' equity.

The Company recognized $315,000, $(67,000) and $924,000 of net foreign currency transaction gains (losses), included in Other income (deductions), related to its foreign operations for the years ended January 31, 1997, 1996 and 1995.

REVENUE RECOGNITION
The Company recognizes revenue at the "point of sale," which occurs when merchandise is taken in an "over-the-counter" transaction or upon shipment to a customer. For the years ended January 31, 1997, 1996 and 1995, the largest portion of the Company's sales were denominated in U.S. dollars.

GOODWILL
Goodwill represents the excess of cost over fair value of net assets acquired and is being amortized over 20 years using the straight-line method. Management periodically reviews goodwill for impairment based upon projected undiscounted cash flows from operations of the subsidiaries to which goodwill relates. At January 31, 1997 and 1996, the remaining unamortized amounts of $4,794,000 and $5,937,000 are included in Other assets, net.

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

POSTEMPLOYMENT BENEFITS
The Company provides certain postemployment benefits for former employees after employment but before retirement and accrues the cost of these benefits as they are earned rather than expensing the costs when paid. These benefits include salary continuation, severance payments, disability benefits and continuation of health care benefits and life insurance coverage.

EARNINGS PER SHARE
Primary earnings per common share is computed based on the weighted average number of shares of common stock and common stock equivalents outstanding, including dilutive stock options. The computation of fully diluted earnings per common share reflects the assumed conversion of the Debentures through the second quarter of 1996.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS No. 128") designed to improve the EPS information provided in financial statements by simplifying the existing computational guidelines, revising disclosure requirements, and increasing comparability of EPS data on an international basis. The statement requires dual presentation of basic and diluted EPS on the face of the income statement and a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The adoption of this standard, required for the fiscal year ending January 31, 1998, is not expected to have a material impact on the Company's EPS.

STOCK SPLIT
On May 16, 1996, the Board of Directors declared a two-for-one split of the Company's Common Stock, effected in the form of a share distribution (stock dividend) paid on July 23, 1996 to stockholders of record on June 28, 1996. All share and per share data have been restated to reflect the split.

RECLASSIFICATIONS
To conform to 1997's presentation, certain reclassifications were made to prior years' consolidated financial statements.

B. BUSINESS DISPOSITION/RESTRUCTURING
During the year ended January 31, 1997, the Company sold the assets and business of Howard H. Sweet & Son, Inc., a manufacturer of gold and silver components and finished products located in Massachusetts, for $15,000,000. As a result of this sale, the Company recorded a pretax gain of $4,500,000 which is included in Other income (deductions).

During the year ended January 31, 1996, the Company restructured its watch operations in Switzerland by divesting its assembly operations and outsourcing these activities to a third-party watch manufacturer. In conjunction with this transaction, the Company repatriated $15,700,000 in cash dividends from its Swiss subsidiary, sold its Swiss subsidiary for $3,500,000 and recorded a pretax gain of $2,300,000 which is included in Other income (deductions). This gain was primarily due to the recognition of previously deferred foreign currency translation adjustments relating to the Swiss subsidiary's equity.

C. INVENTORIES

(in thousands)                        1997        1996
                                    ---------------------
Finished goods                      $286,109    $257,344
Raw materials                         47,969      48,366
Work-in-process                        3,054       7,217
                                    --------------------
                                     337,132     312,927
Reserves                              (1,743)     (1,675)
                                    --------------------
                                    $335,389    $311,252
                                    --------------------

At January 31, 1997 and 1996, $249,904,000 and $229,300,000 of inventories were valued using the LIFO method. The excess of current cost over the LIFO inventory value was $14,870,000 and $11,870,000 at January 31, 1997 and 1996. The LIFO
valuation method had the effect of decreasing net earnings by $0.05 and $0.04 per share for the years ended January 31, 1997 and 1996.

D. PROPERTY AND EQUIPMENT

(in thousands)                     1997              1996
------------------------------------------------------------
Leasehold improvements          $ 118,805         $ 110,551
Office equipment                   33,462            34,247
Machinery and equipment            52,460            31,929
                                ---------------------------
                                  204,727           176,727
Accumulated depreciation
 and amortization                 (75,381)          (61,513)
                                ---------------------------
                                $ 129,346         $ 115,214
                                ---------------------------

For the years ended January 31, 1997, 1996 and 1995, the provision for depreciation and amortization amounted to $19,835,000, $17,117,000 and $14,057,000.

E. IMPAIRMENT OF LONG-LIVED ASSETS
During the years ended January 31, 1997 and 1996, the Company recorded a pretax charge of $2,300,000 and $2,500,000, included in Selling, general and administrative expenses, as a result of evaluating cash flows projected to be generated by its long-lived assets at the retail store level and continued difficult operating conditions in certain of its European markets. The impairment loss was calculated as the difference between the asset carrying values and the present value of projected net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. These projections represent the Company's best estimate of fair value based on current information available.

F. ACCOUNTS PAYABLE AND ACCRUED
   LIABILITIES

(in thousands)                    1997            1996
--------------------------------------------------------
Accounts payable - trade        $ 48,585        $ 49,346
Accrued rent payable               9,961           8,781
Accrued compensation and
  commissions                     11,150           9,112
Other                             40,372          40,370
                                ------------------------
                                $110,068        $107,609
                                ------------------------

G. DEBT
During the year ended January 31, 1997, the Company entered into a yen 5,000,000,000, 15-year term loan agreement bearing interest at a rate of 4.50%. The proceeds from this loan were used for working capital and construction costs associated with the Company's flagship store in Tokyo which opened in May 1996, as well as to reduce short-term indebtedness in Japan.

On June 24, 1996 (the "Redemption Date"), the Company redeemed $916,000 of its $50,000,000 principal amount 6-3/8% Convertible Subordinated Debentures Due 2001 (the "Debentures"). The remaining $49,084,000 principal amount of the Debentures was converted, at the option of the holders, into shares of the Company's Common Stock. In accordance with the terms of the Debentures, the redemption price was 101% of their principal amount, subject to conversion of principal at the rate of $28.00 per share (adjusted to reflect the two-for-one stock split in July
1996). The right of conversion expired at the close of business on the Redemption Date. If the Debentures had been converted at the beginning of the period, primary earnings per share would have been reduced by $0.03 per share.

During the year ended January 31, 1996, the Company entered into an agreement for a new five-year $130,000,000 multicurrency revolving credit facility (the "Credit Facility") which replaced a $100,000,000 revolving credit facility and a yen 2,500,000,000 noncollateralized line of credit, both of which expired in July 1995. At January 31, 1997 and 1996, the amounts outstanding under the Company's new Credit Facility amounted to $76,338,000 and $78,967,000. The new syndicated, noncollateralized Credit Facility entitles the Company to borrow up to $25,000,000 on a pro-rata basis from each of four banks and up to $30,000,000 from the agent bank at interest rates based upon a prime rate or a reserve-adjusted LIBOR. During the years ended January 31, 1997 and 1996, interest rates ranged from 0.69% to 16.5% and 0.75% to 11.31%. The weighted average interest rate for the years ended January 31, 1997 and 1996 was 1.71% and 2.59%.

The Credit Facility requires the payment of an annual fee based on the total amount of available credit and letters of credit issued and contains covenants that require maintenance of certain debt-equity and interest coverage ratios, as well as other requirements customary to loan facilities of this nature. In addition, such agreement contains a cross-default provision relating to an event of default under any debt of the Company or its subsidiaries which exceeds $5,000,000.

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

H. FINANCIAL HEDGING INSTRUMENTS
The Company maintains a foreign currency hedging program intended to reduce the Company's risk in foreign currency-denominated (primarily yen) transactions in order to reduce the potentially negative impact on the Company's financial statements of a significant strengthening of the U.S. dollar against the yen. In connection with this program, the Company will, from time to time, enter into foreign currency-purchased put options and forward-exchange contracts that are designated as hedges of commitments to purchase merchandise and settle liabilities in foreign currencies. The market value gains and losses on these foreign exchange contracts are initially deferred and then recognized in income or as adjustments of carrying amounts of inventories and liabilities when the related transactions are settled. At January 31, 1997, the Company had outstanding purchased put options maturing at various dates through January 23, 1998, giving it the right, but not the obligation, to sell yen 7,754,000,000 at predetermined contract-exchange rates. The deferred unrealized gain on the Company's purchased put options amounted to $8,144,000 at January 31, 1997. If the market yen-exchange rates at maturity are below the contract rates, the Company will allow the options to expire. The Company's pretax expense related to its hedging program was $1,827,000 and $1,127,000 for the years ended January 31, 1997 and 1996. At January 31, 1997, the Company also had $5,864,000 of outstanding forward exchange yen contracts, which matured on February 26, 1997, to support the settle-ment of merchandise liabilities for the Company's business in Japan. At
January 31, 1996, there were no material outstanding forward exchange contracts.

On January 31, 1993, the Company entered into a three-year $50,000,000 interest rate swap agreement, which expired on January 31, 1996, to modify the interest characteristics of its outstanding Senior Notes from a fixed-rate to a floating-rate basis. The interest rate swap agreement had the effect of increasing interest expense by $547,000 and $375,000 for the years ended January 31, 1996 and 1995.

I. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments at January 31, 1997 and 1996:

(in thousands)                         1997                          1996
--------------------------------------------------------------------------------
                     Carrying          Fair         Carrying         Fair
Asset (liability)     Amount           Value         Amount          Value
--------------------------------------------------------------------------------
Cash and cash
  equivalents        $117,161        $117,161       $ 81,966       $ 81,966
Senior Notes          (51,500)        (52,267)       (51,500)       (53,650)
Convertible
  Subordinated
  Debentures               --             --         (50,000)       (52,000)
Japan long-
   term debt          (41,175)       (45,414)             --             --

The carrying amounts of the Company's Senior Notes, Debentures and Japan long-term debt in the above table are included in Long-term debt in the consolidated balance sheets at January 31, 1997 and 1996.

The fair values of these financial instruments at January 31, 1997 and 1996 were estimated as follows: the Cash and cash equivalents approximate carrying amount due to their short-term maturity; the Senior Notes were based upon the quoted market prices of comparable instruments; the Debentures were based upon their quoted market price; and the Japan long-term debt was based upon discounted cash flow analysis for securities with similar characteristics.

J. COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities. The leases, which expire at various dates through 2016, subject in some cases to renewal options, also provide for the payment of taxes, insurance and maintenance, and certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and consumer price indices.

During the year ended January 31, 1996, the Company entered into a lease agreement for a 269,000 square-foot distribution, office and manufacturing facility that will consolidate the Company's existing New Jersey facilities. Under the terms of the agreement, the Company's operating lease commitment will be $3,600,000 annually and commenced during the fourth quarter of 1996. The lease consists of an initial term of three years followed by nine consecutive one-year renewal terms up to a maximum of 12 years.

Rent-free periods and other incentives granted under certain leases, and scheduled rent increases, are charged to rent expense on a straight-line basis over the related terms of such leases. Rent expense under leases, including escalations, for the years ended January 31, 1997, 1996 and 1995 amounted to $37,078,000, $32,686,000 and $29,046,000.

Future minimum annual rental payments under noncancelable operating leases are as follows:

                                         Minimum Annual
Fiscal Year Ending                      Rental Payments
January 31,                               (in thousands)
--------------------------------------------------------
1998                                            $ 32,018
1999                                              33,223
2000                                              30,756
2001                                              23,231
2002                                              22,971
2003 and thereafter                              134,977

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

K. RELATED PARTY TRANSACTIONS

Mitsukoshi Limited ("Mitsukoshi"), a leading Japanese department store group, owns approximately 12% of the Company's outstanding Common Stock. Until July 1993, Mitsukoshi served as the Company's principal distributor in Japan. Pursuant to a written agreement, the Company now operates TIFFANY & CO. boutiques in Mitsukoshi's stores and a flagship store in Tokyo and, in exchange, pays Mitsukoshi fees based on a percentage of net retail sales; such fees amounted to $45,400,000, $46,500,000 and $39,400,000 for the years ended January 31, 1997, 1996 and 1995. Mitsukoshi continues to operate certain boutiques, primarily outside of Japan. Wholesale sales to Mitsukoshi amounted to $21,400,000, $17,000,000 and $19,000,000 for the years ended January 31, 1997, 1996 and 1995. Trade receivables due from Mitsukoshi were $3,220,000 and $1,746,000 at January 31, 1997 and 1996.

During the year ended January 31, 1994, the Company realigned its primary Japanese distribution arrangement and assumed full merchandising and marketing responsibility for 29 TIFFANY & CO. boutiques previously operated by Mitsukoshi in Japan. As part of the transaction, the Company agreed to repurchase over the following four years approximately $115,000,000 of TIFFANY & CO. merchandise previously sold to Mitsukoshi. Under this agreement, $12,174,000 of merchandise remains to be repurchased throughout the period ending February 28, 1998. On February 15, 1996, the Company prepaid its long-term trade payable to Mitsukoshi which amounted to yen 2,750,000,000, which was due on or before February 28, 1998.

L.  STOCKHOLDERS' EQUITY

AUTHORIZED STOCK
On May 16, 1996, the stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of common shares authorized from 30,000,000 shares to 60,000,000 shares. On that date, the Board of Directors declared a two-for-one split of the Company's Common Stock, which was later effected in the form of a share distribution (stock dividend), paid on July 23, 1996 to stockholders of record on June 28, 1996. All applicable share and per share data have been retroactively adjusted to reflect the stock split.

PREFERRED STOCK
The Board of Directors is authorized to issue, without further action by the stockholders, shares of Preferred Stock, and to fix and alter the rights related to such stock. In March 1987, the stockholders authorized 2,000,000 shares of Preferred Stock, par value $0.01 per share. In November 1988, the Board of Directors designated certain shares of such Preferred Stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, to be issued in connection with the exercise of certain stock purchase rights under the Stockholder Rights Plan. At January 31, 1997 and 1996, there were no shares of Preferred Stock issued or outstanding.

STOCKHOLDER RIGHTS PLAN
Under the Company's Stockholder Rights Plan, each outstanding share of Common Stock has a stock purchase right which will become exercisable should certain take-over-related events occur. The rights expire on November 17, 1998, and are subject to redemption at $0.01 per right. Following such events, but before any person has acquired beneficial ownership of 20% of the common shares, each right may be used to purchase one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $140 (subject to adjustment); after such an acquisition, each right may be used to purchase for the exercise price common shares having a market value equal to two times such exercise price. If, after such an acquisition, a merger of the Company occurs (or 50% of the Company's assets are sold), each right may be exercised to purchase, for the exercise price, common shares of the acquiring corporation having a market value equal to two times the exercise price. Rights held by such a 20% owner may not be exercised.

CASH DIVIDENDS
On May 16, 1996, the Company's Board of Directors approved a 43% increase in the quarterly cash dividend to $0.10 per share on a "pre-split" basis. This was equivalent to $0.05 per share on a "post-split" basis. Cash dividends declared and paid during the years ended January 31, 1997, 1996 and 1995 amounted to $6,303,000, $4,424,000 and $4,391,000. On February 20, 1997, the Company's Board
of Directors declared a regular quarterly dividend of $0.05 per common share, for stockholders of record on March 20, 1997, to be paid on April 10, 1997.

STOCK OPTIONS
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS

No. 123"), which establishes a fair-value-based method of accounting for stock-based compensation plans, including stock options and stock purchase plans. SFAS No. 123 allows companies to adopt a fair-value-based method of accounting for stock-based compensation plans or, at their option, to retain the intrinsic-value-based method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and supplement it with pro forma disclosures of net earnings and earnings per share data as if the fair-value-based method had been applied. The Company has elected to continue to account for stock-based compensation plans under APB No. 25 and, as such, the adoption of this standard has not impacted the consolidated results of earnings or financial condition.

The Company has two fixed Stock Option Plans which reserve shares of Common Stock for certain key employees. Under the 1985 and 1986 plans, a maximum of 720,000 and 6,418,000 options to purchase shares of Common Stock may be granted to key employees of the Company at prices not less than 100% of the fair market value at the date of option grant. All options are exercisable in installments within a period not to exceed 11 years from the date of grant. No further grants may be made under the 1985 plan.

On May 19, 1988, the stockholders of the Company approved the Tiffany & Co. 1988 Director Option Plan, under which options to acquire 300,000 shares of Common Stock may be granted to nonemployee directors of the Company at a price equal to 50% of the fair market value on the date of grant. Each director may elect to receive options in lieu of all or 50% of an annual retainer fee. Options granted under this plan have a maximum term of 15 years and are exercisable in full one year following the date of grant. The Company has recognized compensation expense relating to the Director Option Plan based on the difference between the option price and the fair market value at the date of grant.

Had the fair-value-based method of accounting been adopted to recognize compensation expense for the above plans, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts for the years ended January 31, 1997 and 1996 as follows:

(in thousands, except per share amounts)        1997             1996
----------------------------------------------------------------------
Net earnings:
 As reported                                  $58,439          $39,215
 Pro forma                                     57,680           39,188
Primary earnings per share:
 As reported                                     1.67             1.22
 Pro forma                                       1.65             1.22
Fully diluted earnings per share:
 As reported                                     1.66             1.19
 Pro forma                                       1.63             1.19

The fair value of each option grant under all plans is estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

                                         1997       1996
---------------------------------------------------------
  Dividend yield                          0.8%       0.8%
  Expected volatility                    20.0%      18.6%
  Risk-free interest rate                 6.2%       5.4%
  Expected life (years)                     5          5

Stock option share activity and weighted average exercise price under these plans for the years ended January 31, 1997, 1996 and 1995 were as follows:

                                                           Weighted-
                                            Number           Average
                                                of          Exercise
                                            Shares             Price
--------------------------------------------------------------------
Outstanding, January 31, 1994            3,139,502         $   16.52
Granted                                    706,520             15.59
Exercised                                  (85,002)             9.73
Forfeited                                 (230,770)            18.70
                                        ----------
Outstanding, January 31, 1995            3,530,250             16.36
Granted                                    754,110             26.30
Exercised                                 (531,902)            14.84
Forfeited                                 (189,922)            17.58
                                        ----------
Outstanding, January 31, 1996            3,562,536             18.90
Granted                                    427,961             36.54
Exercised                                 (763,147)            17.48
Forfeited                                 (120,663)            19.20
                                        ----------
Outstanding, January 31, 1997            3,106,687             21.46
                                        ----------
Weighted-average fair value of
 options granted during the year
 ended January 31, 1997                 $    10.78
                                        ----------

The number of options exercisable were 1,961,108 at January 31, 1995; 1,896,776 at January 31, 1996 and 1,745,551 at January 31, 1997.

The following table summarizes information concerning currently outstanding and exercisable options at January 31, 1997:

                                                          Options Outstanding               Options Exercisable
                           --------------------------------------------------      ----------------------------
                                              Weighted-
                                                Average             Weighted-                         Weighted-
                                              Remaining               Average                           Average
Range of                        Number      Contractual              Exercise           Number         Exercise
Exercise Prices            Outstanding     Life (years)                 Price      Exercisable            Price
---------------------------------------------------------------------------------------------------------------
$ 0.90 - $15.00                347,166        4.3 years               $  9.64          338,166           $ 9.51
$15.00 - $25.00              1,678,221        7.3 years                 17.52        1,207,835            18.02
$25.00 - $41.00              1,081,300       10.2 years                 30.90          199,550            27.10
                           ------------------------------------------------------------------------------------
                             3,106,687        8.0 years               $ 21.46        1,745,551           $17.41
                           ------------------------------------------------------------------------------------

M. POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

The actuarial present value of accumulated postretirement benefit obligations and the amounts recognized in the Company's consolidated balance sheets at January 31, 1997 and 1996 were as follows:

(in thousands, except percentages)                  1997           1996
---------------------------------------------------------------------------
Retirees                                          $ 6,114         $ 6,679
Fully eligible active plan participants             2,436           2,943
Other active plan participants                      6,103           7,468
                                                  -----------------------
Total accumulated postretirement
 benefit obligation                                14,653          17,090
Unrecognized gain                                   4,681             919
                                                  -----------------------
Postretirement benefit obligation                 $19,334         $18,009
                                                  -----------------------
Discount rate                                        7.50%           7.00%
Health care cost trend                               6.50%           9.50%*

*Gradually declining to 5.50% to be achieved in the year 2011.

Postretirement benefit cost included the following components:

(in thousands)                 1997      1996       1995
--------------------------------------------------------
Service cost-benefits
 earned during period        $1,101    $1,016     $1,132
Interest cost on projected
 benefit obligation             804       717      1,137
                             ---------------------------
Total postretirement
 benefit cost                $1,905    $1,733     $2,269
                             ---------------------------

Based on current estimates, increasing the health-care-cost trend rate by one percentage point would increase the Company's accumulated postretirement benefit obligation by $1,300,000 and the aggregate service and interest cost components of net periodic postretirement benefit for the year ended January 31, 1997 by $200,000.

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

Net periodic pension expense included the following components:

(in thousands,
except percentages)            1997           1996          1995
------------------------------------------------------------------
Service cost-benefits
  earned during period       $ 2,989         $2,272       $ 2,343
Interest cost on projected
  benefit obligation           3,317          3,026         2,625
Actual return on assets       (6,372)        (7,852)          877
Net amortization
 and deferrals                 3,952          5,532        (2,703)
                             ------------------------------------
Net periodic
 pension expense             $ 3,886         $2,978       $ 3,142
                             ====================================
Discount rate                   7.00%          8.50%         7.50%
Rate of increase
  in compensation               4.50%          5.50%         5.00%
Long-term rate of
 return on assets               9.00%          9.00%         9.00%

The following table sets forth the funded status of the Plan and amounts recognized in the Company's consolidated balance sheets at January 31, 1997 and 1996:

(in thousands)                            1997             1996
-----------------------------------------------------------------
Actuarial present value of
 benefit obligation:
   Vested                               $ 38,378         $ 35,124
   Nonvested                               4,595            5,650
                                        -------------------------
Accumulated benefit obligation          $ 42,973         $ 40,774
                                        =========================
Projected benefit obligation            $ 49,991         $ 47,489

Plan assets at fair value,
 primarily stocks and fixed
 income securities                        48,511           38,198
                                        -------------------------
Projected benefit obligation
 in excess of Plan assets                  1,480            9,291
Unrecognized net loss                     (1,610)          (7,156)
Unrecognized net obligation                 (445)            (548)
Recognition of minimum liability              --              990
                                        -------------------------
(Prepaid pension cost) pension
 liability recognized in the
 consolidated balance sheets            $   (575)        $  2,577
                                        =========================

The assumptions used in the calculation of the projected benefit obligation are as follows:

                                          1997      1996
---------------------------------------------------------
Discount rate                             7.50%     7.00%
Rate of increase in compensation          5.00%     4.50%

The Company has an Employee Profit Sharing and Retirement Savings Plan that covers substantially all U.S.-based employees of the Company. Under the profit sharing portion of the Plan, the Company makes contributions to the employees' accounts based upon the achievement of certain targeted earnings objectives established by the Board of Directors. The Company's contribution for the years ended January 31, 1997 and 1996 amounted to $1,800,000 and $1,000,000 in the form of newly issued Company Common Stock. Under the retirement savings feature, employees who meet certain eligibility requirements can participate in the plan by contributing up to 15% of their annual compensation. During the year ended January 31, 1997, the Board of Directors approved a company contribution equaling 50% of each employee's contribution up to 6% of each participant's total compensation. The Company's contribution amounted to $1,631,000 for the year ended January 31, 1997. No contribution was made for the year ended January 31, 1996.

O. INCOME TAXES

Earnings before income taxes consisted of the following:

(in thousands)         1997           1996           1995
-----------------------------------------------------------
United States        $ 76,357        $48,702        $41,894
Foreign                26,529         20,333          9,672
                     --------------------------------------
                     $102,886        $69,035        $51,566
                     ======================================

Components of the provision for income taxes are as follows:

(in thousands)      1997             1996            1995
-----------------------------------------------------------
Current:
 Federal         $ 27,637         $ 17,444         $ 12,672
 State              9,896            4,649            6,689
 Foreign           12,771           14,605            5,013
                 ------------------------------------------
                   50,304           36,698           24,374
                 ------------------------------------------
Deferred:
 Federal           (3,160)          (4,087)          (2,738)
 State             (1,469)            (686)            (717)
 Foreign           (1,228)          (2,105)           1,306
                 ------------------------------------------
                   (5,857)          (6,878)          (2,149)
                 ------------------------------------------
                 $ 44,447         $ 29,820         $ 22,225
                 ==========================================

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

Deferred tax assets (liabilities) as of January 31, 1997 and 1996 consisted of the following:

(in thousands)                               1997            1996
--------------------------------------------------------------------
Postretirement/employment benefits        $  9,091         $  8,537
Product return reserves                      4,004            5,113
Inventory reserves                           8,085            6,262
Accrued expenses                             3,018            1,537
Financial hedging instruments                1,687               --
Depreciation                                   558             (599)
Pension contribution                        (1,071)          (1,958)
Undistributed earnings
 of foreign subsidiaries                    (3,819)          (1,979)
Other                                        3,003            1,180
                                          -------------------------
                                          $ 24,556         $ 18,093
                                          =========================

The income tax effects of items comprising the deferred income tax benefit are as follows:

(in thousands)                  1997           1996            1995
---------------------------------------------------------------------
Postretirement/employment
 benefit obligation          $   (528)       $   (634)       $(1,029)
Product return reserves         1,821             849            255
Undistributed earnings of
 foreign subsidiaries           1,840          (1,722)          (167)
State net operating loss
 carry-forward                     --              --          2,703
Accelerated depreciation         (856)         (1,475)        (1,068)
Inventory reserves             (1,399)         (1,764)        (1,033)
Financial hedging instruments  (1,687)             --            --
Excess pension contribution    (1,768)            530           (704)
Other                          (3,280)         (2,662)        (1,106)
                              --------------------------------------
                              $(5,857)        $(6,878)       $(2,149)
                              ======================================

A reconciliation of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate as reported is as follows:

                                 1997      1996      1995
---------------------------------------------------------
Statutory Federal income
 tax rate                        35.0%     35.0%     35.0%
State income taxes, net of
 Federal benefit                  5.8       6.4       5.4
Foreign losses with
 no tax benefit                   1.1       1.2       1.1
Other                             1.3       0.6       1.6
                                 ------------------------
Effective income tax rate        43.2%     43.2%     43.1%
                                 ========================

During the year ended January 31, 1995, the Company utilized a state income tax benefit of $2,703,000 attributable to net operating loss carry-forwards. The Company has fully utilized all available foreign tax credits.

P. FOREIGN OPERATIONS

Certain information relating to the Company's foreign operations is set forth below:

                                                                     International
                                                          ------------------------
(in thousands)                                U.S.          Japan          Other      Unallocated        Total
------------------------------------------------------------------------------------------------------------------
YEAR ENDED JANUARY 31, 1997
   Sales                                   $ 764,885      $ 246,579      $ 125,432      $     --      $ 1,136,896
   Eliminations                             (199,333)           (27)       (15,428)           --         (214,788)
                                           ----------------------------------------------------------------------
   Net sales                               $ 565,552      $ 246,552      $ 110,004      $     --      $   922,108
                                           ----------------------------------------------------------------------
   Operating profit*                       $  86,168      $  79,086      $  14,441      $     --      $   179,695
   Corporate expenses                             --             --             --       (70,282)         (70,282)
   Interest and other expenses, net               --             --             --        (6,527)          (6,527)
                                           ----------------------------------------------------------------------
   Earnings before income taxes            $  86,168      $  79,086      $  14,441      $(76,809)     $   102,886
                                           ----------------------------------------------------------------------
   Identifiable assets                     $ 523,484      $ 162,278      $ 116,653      $     --      $   802,415
   Eliminations                                   --        (62,277)          (720)           --          (62,997)
                                           ----------------------------------------------------------------------
   Identifiable assets                     $ 523,484      $ 100,001      $ 115,933      $     --      $   739,418
                                           ----------------------------------------------------------------------

YEAR ENDED JANUARY 31, 1996
   Sales                                   $ 639,840      $ 226,076      $  92,826      $     --      $   958,742
   Eliminations                             (145,204)            --        (10,246)           --         (155,450)
                                           ----------------------------------------------------------------------
   Net sales                               $ 494,636      $ 226,076      $  82,580      $     --      $   803,292
                                           ----------------------------------------------------------------------
   Operating profit*                       $  68,316      $  68,006      $  (1,475)     $     --      $   134,847
   Corporate expenses                             --             --             --       (54,834)         (54,834)
   Interest and other expenses, net               --             --             --       (10,978)         (10,978)
                                           ----------------------------------------------------------------------
   Earnings (loss) before income taxes     $  68,316      $  68,006      $  (1,475)     $(65,812)     $    69,035
                                           ----------------------------------------------------------------------
   Identifiable assets                     $ 462,616      $ 119,218      $ 115,364      $     --      $   697,198
   Eliminations                                   --        (43,405)           464            --          (42,941)
                                           ----------------------------------------------------------------------
   Identifiable assets                     $ 462,616      $  75,813      $ 115,828      $     --      $   654,257
                                           ----------------------------------------------------------------------

YEAR ENDED JANUARY 31, 1995
   Sales                                   $ 524,892      $ 189,445      $  76,373      $     --      $   790,710
   Eliminations                              (96,037)            --        (11,842)           --         (107,879)
                                           ----------------------------------------------------------------------
   Net sales                               $ 428,855      $ 189,445      $  64,531      $     --      $   682,831
                                           ----------------------------------------------------------------------
   Operating profit*                       $  59,563      $  54,158      $     112      $     --      $   113,833
   Corporate expenses                             --             --             --       (49,178)         (49,178)
   Interest and other expenses, net               --             --             --       (13,089)         (13,089)
                                           ----------------------------------------------------------------------
   Earnings before income taxes            $  59,563      $  54,158      $     112      $(62,267)     $    51,566
                                           ----------------------------------------------------------------------
   Identifiable assets                     $ 370,413      $ 108,463      $ 109,581      $     --      $   588,457
   Eliminations                                   --        (33,227)         1,442            --          (31,785)
                                           ----------------------------------------------------------------------
   Identifiable assets                     $ 370,413      $  75,236      $ 111,023      $     --      $   556,672
                                           ----------------------------------------------------------------------

*Represents earnings from operations before corporate expenses, realignments and interest and other expenses, net.

Q. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                    Fiscal 1996 Quarter Ended
                                             -------------------------------------------------
(in thousands, except per share amounts)     April 30     July 31     October 31   January 31*
----------------------------------------------------------------------------------------------
Net sales                                    $180,741     $202,763     $210,985     $327,619
Gross profit                                   93,366      106,882      114,284      185,162
Earnings from operations                       12,278       16,878       18,643       61,614
Net earnings                                    5,077        8,246        9,347       35,769
Net earnings per share:
   Primary                                   $   0.15     $   0.24     $   0.26     $   1.00
                                             -----------------------------------------------
   Fully diluted                             $   0.15     $   0.24     $   0.26     $   1.00
                                             -----------------------------------------------

                                                                    Fiscal 1995 Quarter Ended
                                             ------------------------------------------------
(in thousands, except per share amounts)     April 30      July 31   October 31**  January 31
---------------------------------------------------------------------------------------------
Net sales                                    $150,144     $184,682     $187,766     $280,700
Gross profit                                   77,363       96,418      100,704      152,885
Earnings from operations                        6,757       12,567       11,818       48,871
Net earnings                                    2,160        5,308        6,274       25,473
Net earnings per share:
   Primary                                   $   0.07     $   0.17     $   0.19     $   0.77
                                             ------------------------------------------------
   Fully diluted                             $   0.07     $   0.17     $   0.19     $   0.74
                                             ------------------------------------------------

* Nonrecurring pretax charges of $4,400 resulting from the planned closing and relocation of a U.S. retail store within its existing market and the impairment of certain European assets are included in Earnings from operations and a nonrecurring pretax gain of $4,500 resulting from the sale of certain manufacturing assets (see Note B to consolidated financial statements) is included in Other income (deductions).

** A nonrecurring pretax charge of $2,500 resulting from the impairment of certain European assets is included in Earnings from operations and a nonrecurring pretax gain of $2,300 resulting from the Company's restructuring of its watch operations in Switzerland (see Note B to consolidated financial statements) is included in Other income (deductions).

         The sum of the quarterly net earnings per share amounts may not equal the full-year amount since the computations of the weighted average number of common and common-equivalent shares outstanding for each quarter and the full year are made independently.

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

/s/ Michael J. Kowalski

Michael J. Kowalski
President and
Chief Operating Officer

/s/ James N. Fernandez

James N. Fernandez
Senior Vice President - Finance and
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS
To the Shareholders and Board of Directors of Tiffany & Co.

We have audited the accompanying consolidated balance sheets of Tiffany & Co. and Subsidiaries as of January 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tiffany & Co. and Subsidiaries as of January 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.

New York, New York

March 5, 1997