Form 10-K405, Exhibit 13
period 1998-01-31
TIFFANY & CO
filed 1998-04-09
CIK 98246

SELECTED FINANCIAL DATA


The following table sets forth selected financial data, which have been derived from the Company's audited financial statements, with respect to the Company for Fiscal 1988-1997. Basic and diluted earnings (loss) per share and the weighted average number of common shares have been retroactively restated to comply with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 128, "Earnings Per Share," adopted by the Company in Fiscal 1997 (see Notes A and G to consolidated financial statements). During Fiscal 1993, the Company realigned its operations in Japan (see Note L to consolidated financial statements). All share and per share data have been retroactively adjusted to reflect the two-for-one split in Fiscal 1996 and the three-for-two split in Fiscal 1989 of the Company's Common Stock effected in the form of share distributions ("stock dividends"):



                                                                             FISCAL         Fiscal         Fiscal         Fiscal
(in thousands, except per share amounts, percentages and employees)            1997           1996           1995           1994
--------------------------------------------------------------------------------------------------------------------------------
EARNINGS DATA
   Net sales                                                             $1,017,616       $922,108       $803,292       $682,831
   Gross profit                                                             564,208        499,694        427,370        358,202
   Earnings (loss) from operations                                          133,422        109,413         80,013         64,655
   Earnings (loss) before accounting change and
     extraordinary item                                                      72,822         58,439         39,215         29,341
   Earnings (loss) per share before accounting
     change and extraordinary item:
       Basic                                                                   2.08           1.74           1.24           0.93
       Diluted                                                                 2.02           1.66           1.21           0.93
   Weighted average number of common shares (diluted)                        36,104         35,690         34,020         33,582
--------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
   Total assets                                                          $  827,067       $739,418       $654,257       $556,672
   Inventories                                                              386,431        335,389        311,252        270,075
   Working capital                                                          381,084        342,511        284,102        242,779
   Capital expenditures                                                      50,565         39,884         26,455         19,227
   Short-term borrowings                                                     90,054         76,338         78,967         60,696
   Long-term debt                                                            90,930         92,675        101,500        101,500
   Stockholders' equity                                                     443,724        378,264        264,378        221,697
   Cash dividends per share                                                   0.260          0.185          0.140          0.140
--------------------------------------------------------------------------------------------------------------------------------
RATIO ANALYSIS
  As a percentage of net sales:
       Earnings (loss) from operations                                         13.1%          11.9%          10.0%           9.5%
       Earnings (loss) before accounting change and
         extraordinary item                                                     7.2%           6.3%           4.9%           4.3%

   Return on average assets                                                     9.3%           8.4%           6.5%           5.5%
   Return on average stockholders' equity                                      17.7%          18.2%          16.1%          14.3%
   Net-debt to total capital                                                   14.2%          12.1%          27.1%          34.7%
   Book value per share                                                  $    12.70       $  10.95       $   8.27       $   7.06

   Number of employees                                                        4,360          3,892          3,656          3,306

14  Tiffany & Co. and Subsidiaries

  Fiscal                  Fiscal                 Fiscal                 Fiscal                 Fiscal                 Fiscal
    1993                    1992                   1991                   1990                   1989                   1988
----------------------------------------------------------------------------------------------------------------------------
$566,501                $486,396               $491,906               $455,712               $383,964               $290,344
 232,882                 237,033                243,009                223,600                191,683                144,511
 (10,029)                 26,741                 61,028                 67,806                 60,977                 44,193

 (10,242)                 15,712                 31,805                 36,661                 33,305                 24,901


   (0.33)                   0.50                   1.03                   1.20                   1.10                   0.94
   (0.33)                   0.50                   1.00                   1.17                   1.07                   0.81
  33,348                  33,358                 33,236                 31,388                 31,302                 30,774

----------------------------------------------------------------------------------------------------------------------------
$504,409                $419,355               $394,882               $307,268               $237,061               $162,648
 262,282                 224,151                213,435                173,964                142,545                103,771
 212,266                 199,334                159,466                131,219                112,735                 81,829
  18,103                  22,754                 41,385                 24,835                 14,040                  9,680
  59,289                  22,458                 43,566                 31,046                 14,339                  7,253
 101,500                 101,500                 50,000                 18,226                 18,226                   --
 189,081                 204,806                200,039                176,183                135,568                 99,193
   0.140                   0.140                  0.140                  0.130                  0.090                  0.050

----------------------------------------------------------------------------------------------------------------------------
    (1.8)%                   5.5%                  12.4%                  14.9%                  15.9%                  15.2%

    (1.8)%                   3.2%                   6.5%                   8.0%                   8.7%                   8.6%

    (2.2)%                   3.9%                   7.3%                  13.5%                  16.7%                  17.2%
    (5.2)%                   7.8%                  13.5%                  23.5%                  28.4%                  29.2%
    45.2 %                  36.4%                  30.9%                  20.2%                  18.1%                   5.4%
$   6.04                $   6.56               $   6.30               $   5.62               $   4.36               $   3.23

   3,133                   2,865                  2,735                  2,379                  2,085                  1,741




NET SALES
(in millions)

$1,200
$ 900                                   1,017.6
                              922.1
                    803.3
$ 600
$ 300
0                    1995      1996        1997



NET EARNINGS
(in millions)


$80
                                          72.8
$60
                              58.4

$40
                    39.2
$20

0                   1995      1996        1997




STOCKHOLDERS' EQUITY
(in millions)


$500
                                         443.7
$375
                              378.3
$250                264.4
$125
0                    1995      1996       1997

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

The Company's net sales rose 10% in Fiscal 1997 and 15% in Fiscal 1996. In both years, sales rose in all three channels of distribution. This sales growth, combined with higher operating margins and lower interest expense, resulted in net earnings growth of 25% in Fiscal 1997 and 49% in Fiscal 1996.

NET SALES
Net sales by channel of distribution were as follows:


                                             FISCAL           Fiscal           Fiscal
(in thousands)                                 1997             1996             1995
-------------------------------------------------------------------------------------
U.S. Retail                              $  491,459       $  424,185       $  364,158
Direct Marketing                            105,103          100,582           93,281
International Retail                        421,054          397,341          345,853
                                         --------------------------------------------
                                         $1,017,616       $  922,108       $  803,292
                                         ============================================



                                             FISCAL           Fiscal           Fiscal
(percentage of net sales)                      1997             1996             1995
-------------------------------------------------------------------------------------
U.S. Retail                                      48%              46%              45%
Direct Marketing                                 10               11               12
International Retail                             42               43               43
                                         --------------------------------------------
                                                100%             100%             100%
                                         ============================================


U.S. Retail sales rose 16% in Fiscal 1997 and 1996. These increases were primarily generated by comparable store sales growth of 11% in Fiscal 1997 and 1996, and also from the opening of five new U.S. stores in Fiscal 1997 and two new stores in Fiscal 1996. Comparable store sales growth has primarily resulted from an increased number of sales transactions. In addition, domestic U.S. customers (representing the largest portion of sales) accounted for the sales growth, as opposed to sales to foreign tourists, which have declined in recent years.

Sales in the Company's flagship Fifth Avenue, New York store rose 8% in Fiscal 1997 and 9% in Fiscal 1996 and represented 16%, 16% and 17% of net sales in Fiscal 1997, 1996 and 1995. Comparable branch store sales increased 12% in Fiscal 1997 and 13% in Fiscal 1996. The Company's newer U.S. branch stores are designed in a "smaller-size" format to generate increased sales productivity and profitability by increasing selling space as a percentage of total space. The Company plans to open five new U.S. stores in Fiscal 1998. Wholesale sales increased 14% and 19% in Fiscal 1997 and 1996 and represented 7%, 8% and 7% of U.S. Retail sales in Fiscal 1997, 1996 and 1995.

Direct Marketing sales increased 4% in Fiscal 1997 and 8% in Fiscal 1996. Corporate Division sales rose 9% in Fiscal 1997 and 4% in Fiscal 1996, primarily due to higher transactional volume. In both years, the Corporate Division added sales executives in new U.S. markets to increase overall market penetration. Catalog Division sales declined 2% in Fiscal 1997 and increased 15% in Fiscal 1996. The Company mailed 21.4 million catalogs in Fiscal 1997, 20.6 million in Fiscal 1996 and 17.5 million in Fiscal 1995. The Company plans to increase mailings in Fiscal 1998 by at least 15%. In Fiscal 1997, Corporate and Catalog sales were adversely affected by the transition to the Company's new Customer Service/Distribution Center in Parsippany, New Jersey. Beginning in April and through the end of the second quarter, the transition affected order processing and shipping and led, in part, to management's decision to cancel catalog mailings during that period.

International Retail sales rose 6% in Fiscal 1997 and 15% in Fiscal 1996 due to local-currency sales growth in most markets that was partially offset by the translation of sales into U.S. dollars. In Japan, the Company's largest international market, total retail sales in local currency rose 23% in Fiscal 1997 and 28% in Fiscal 1996. This largely resulted from comparable store sales growth of 13% in Fiscal 1997 and 1996 as well as incremental sales from the Company's Tokyo flagship store on the Ginza that opened in May 1996. In 1997, the Company opened three new boutiques in department stores in Japan and plans to open three locations in Fiscal 1998. In U.S. dollars, total Japan sales represented 27%, 27% and 28% of net sales in Fiscal 1997, 1996 and 1995.

16  Tiffany & Co. and Subsidiaries

The Company's reported sales and earnings results reflect either a translation-related benefit from a strengthening Japanese yen or a detriment from a strengthening U.S. dollar. When translated into U.S. dollars, total Japan retail sales rose 10% and 9% in Fiscal 1997 and 1996, as yen-denominated sales growth was partially offset by the effect of a strengthening dollar. The Company maintains a foreign currency hedging program for merchandise purchase transactions initiated from Japan in order to reduce the potentially negative impact on the Company's financial results of a significant strengthening of the U.S. dollar. The hedging program has achieved its objective by stabilizing product costs, over the short term, despite exchange rate fluctuations (see Note I to consolidated financial statements). However, as a result of the continued weakening of the yen versus the U.S. dollar, the Company raised its retail prices in Japan by an average of 10%, effective February 1, 1998, and by an average of 8%, primarily on non-diamond merchandise, effective February 1, 1997.

Sales in the Asia-Pacific region outside Japan accounted for 8%, 10% and 9% of total Company sales in Fiscal 1997, 1996 and 1995. Local-currency comparable sales in Company-operated locations increased 1% in Fiscal 1997 and increased 15% in Fiscal 1996. Fiscal 1997's comparable store sales growth was adversely affected by reduced spending by Japanese travelers and weak local economic conditions in several markets.

Europe represented 4% of net sales in Fiscal 1997, 1996 and 1995. Higher sales were achieved largely due to comparable store sales growth in local currencies of 17% and 22% in Fiscal 1997 and 1996. The Company opened its second location in London (a department-store boutique) in Fiscal 1997.

GROSS PROFIT
Gross profit as a percentage of net sales increased to 55.4% in Fiscal 1997, compared with 54.2% and 53.2% in Fiscal 1996 and 1995. The increases were largely due to shifts in sales mix toward the Company's retail businesses. The Company's ongoing gross margin and pricing strategy is to pass through product-cost increases with higher retail selling prices.

OPERATING EXPENSES
Operating expenses (Selling, general and administrative expenses plus the Provision for uncollectible accounts) increased 10% and 12% in Fiscal 1997 and 1996. The increases were primarily due to incremental occupancy, staffing and marketing expenses related to the Company's worldwide expansion program, sales-related variable expenses and costs related to operating the new Customer Service/Distribution Center which opened in Fiscal 1997. However, the rate of operating expense growth in both years was moderated by the weakening of the yen and its effect when translating yen-denominated expenses into U.S. dollars. Fiscal 1996 expenses included nonrecurring pretax charges of $4,400,000 for the closing and relocation of the San Diego store and the impairment of certain European assets. The ratio of operating expenses to net sales was 42.3%, 42.3% and 43.2% in Fiscal 1997, 1996 and 1995. Management's ongoing objective is to reduce the expense ratio by leveraging the Company's fixed-expense base.

EARNINGS FROM OPERATIONS
As a result of the above factors, earnings from operations rose 22% and 37% in Fiscal 1997 and 1996 and represented 13.1%, 11.9% and 10.0% of net sales in Fiscal 1997, 1996 and 1995.

INTEREST EXPENSE AND FINANCING COSTS
In both Fiscal 1997 and 1996, interest expense was lower than the previous year primarily due to the conversion and redemption in June 1996 of the Company's $50,000,000 principal amount 6-3/8% Convertible Subordinated Debentures Due 2001 (the "Debentures"). A significant portion of the Company's short-term borrowings at January 31, 1998 and 1997 was denominated in yen and used to support the local working capital requirements of the Company's Japanese operations. On the basis of current plans, anticipated share repurchases, interest rates and foreign currency exchange rates, management expects higher interest expense and financing costs in Fiscal 1998.

OTHER INCOME
In Fiscal 1997, interest income was higher than the previous year, primarily resulting from internally-generated cash flows. Fiscal 1996 included the recognition of a pretax gain of $4,500,000 that resulted from the sale of the assets and business of Howard H. Sweet and Son, Inc., one of the Company's manufacturing affiliates (see Note B to consolidated financial statements).

PROVISION FOR INCOME TAXES
The provision for income taxes resulted in an effective tax rate of 43.0% in Fiscal 1997, compared with 43.2% in Fiscal 1996 and 1995.

NEW ACCOUNTING STANDARDS
In February 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," ("SFAS No. 132") which revises employers' disclosures about pension and other postretirement benefit plans but does not change the measurement or recognition of those plans. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on the changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 also eliminates certain disclosures that are no longer as useful as they were when SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," were issued. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS No. 130") and Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information," ("SFAS No. 131"). SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 131 establishes accounting standards for the reporting of information about operating segments by public business enterprises in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports to stockholders. These new standards are effective for the Company's financial statements for the fiscal year ending January 31, 1999. The adoption of these new accounting standards will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures.

YEAR 2000
The Company recognizes the need to ensure that its operations will not be adversely affected by year 2000 computer hardware and software failures. Certain systems will, unless modified, be unable to process date-sensitive calculations using the year 2000. Such failures are a known risk to the future integrity of the Company's financial reports and to virtually all aspects of the Company's operations, including the Company's ability to process sales transactions, fulfill customer orders and receive and manage inventories and other assets.

Accordingly, the Company has established a disciplined process to identify, prioritize and evaluate year 2000 problems, and to program, install and test revised computer software and operating procedures. The objective of these efforts is to achieve year 2000 compliance with minimal effect on customer service or other disruption to, or loss of integrity in, business or financial operations. At this date, sources of potential failure in internal systems have been identified and initial conversion efforts are underway. The Company is also in the process of evaluating year 2000 issues that may be experienced by key merchandise and service vendors in order to evaluate the potential effect of vendor failure on the Company's operations; at this date, that evaluation has not been completed. Successful remediation of year 2000 issues will depend, to some extent, on the Company's ability to retain or otherwise secure sufficient programming resources to timely complete this process given the high demand for such resources throughout the world.

In addition to the cost of internal resources, the Company's cost of achieving year 2000 compliance is estimated to be $8,000,000 for third-party service providers and will be incurred through the year ending January 31, 2000. Year 2000 costs for such providers are charged to operations and amounted to $586,000 as of January 31, 1998.

FINANCIAL CONDITION
LIQUIDITY AND CAPITAL RESOURCES
The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal working capital requirements which have increased due to the growth of the Company's business. Management believes that the Company's financial condition at January 31, 1998 provides sufficient resources to support current business activities and planned expansion. Working capital (current assets minus current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $381,084,000 and 2.5:1 at January 31, 1998, compared with $342,511,000 and 2.5:1 at January 31, 1997.

Inventories increased 15% in Fiscal 1997 and represented 47% and 45% of total assets at January 31, 1998 and 1997. Higher inventories were required to support sales growth, new stores and expanded product offerings, while inventory turnover was maintained at 1.0 times. The Company's ongoing objective is to improve inventory performance through: refinement of worldwide replenishment systems; focus on the specialized disciplines of product development, assortment planning and inventory management; improved presentation and management of display inventories in each store; assortment editing by product category; and a time-phased program of improvements in warehouse management and supply-chain logistics.

The Company achieved net cash inflows from operating activities of $29,652,000, $24,784,000 and $35,981,000 in Fiscal 1997, 1996 and 1995. The increased inflow in Fiscal 1997 compared with Fiscal 1996 was largely due to increased net earnings, partially offset by an increased use of working capital. The smaller inflow in Fiscal 1996 compared with Fiscal 1995 resulted from an increased use of working capital.

Capital expenditures were $50,565,000, $39,884,000 and $26,455,000 in Fiscal 1997, 1996 and 1995. The increase in Fiscal 1997 reflected a greater number of store openings, while Fiscal 1996 included the opening of the Company's flagship store in Tokyo. In all three years, expenditures also included renovations and/or relocations of existing stores, expansion and/or renovation of administrative, distribution and manufacturing facilities and investments in new systems. Based on current plans, the Company expects that capital expenditures will be approximately $70,000,000 in Fiscal 1998, largely due to additional store openings, expansion and renovation of administrative office and manufacturing facilities and new systems.

Cash dividends were $9,097,000, $6,303,000 and $4,424,000 in Fiscal 1997, 1996
and 1995. In May 1997 and 1996, the Board of Directors declared increases of 40% and 43% in the quarterly dividend rates, which became effective in July 1997 and 1996. The dividend payout ratio (dividends as a percentage of net earnings) was 12.5%, 10.8% and 11.3% in Fiscal 1997, 1996 and 1995 and the Company expects to continue to retain the majority of its earnings to support its business and future expansion.

In November 1997, the Board of Directors authorized the repurchase of up to $100,000,000 of the Company's outstanding Common Stock in the open market over a three-year period. The timing and actual number of shares purchased will depend on a variety of factors such as price and other market conditions. In Fiscal 1997, the Company repurchased and retired 225,000 shares of its Common Stock at an aggregate cost of $8,672,000, or an average cost of $38.54 per share.

Net-debt (short-term borrowings plus long-term debt less cash and cash equivalents) and the corresponding ratio of net-debt as a percentage of total capital (net-debt plus stockholders' equity) were $73,732,000 and 14.2% at January 31, 1998, compared with $51,852,000 and 12.1% at January 31, 1997.

The level of net-debt at January 31, 1997 was affected by several factors. In the first quarter of Fiscal 1996, the Company prepaid its long-term trade payable of yen 2,750,000,000 which was due on or before February 28, 1998 and which related to certain merchandise repurchased from Mitsukoshi Limited in Fiscal 1993 as part of the Company's realignment of its Japan business. Also during the first quarter of Fiscal 1996, the Company entered into a 15-year, yen 5,000,000,000 loan in Japan bearing interest at a rate of 4.50%. The proceeds were used for working capital and construction costs associated with the Company's flagship store in Tokyo which opened in May 1996, as well as to reduce short-term indebtedness in Japan that was incurred to prepay the long-term trade payable. During the second quarter of Fiscal 1996, the Company redeemed $916,000 of its Debentures and the remaining $49,084,000 were converted, at the option of the holders, into shares of the Company's Common Stock.

The Company's sources of working capital are internally-generated cash flows and borrowings available under a five-year, $130,000,000 multicurrency, noncollateralized revolving credit facility. In August 1997, this facility was amended to extend the maturity date to June 30, 2002. Management anticipates that internally-generated cash flows and funds available under the revolving credit facility will be sufficient to support the Company's planned worldwide business expansion and seasonal working capital increases typically required during the third and fourth quarters of the year.

SEASONALITY
The Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.

RISK FACTORS
This document contains certain "forward-looking statements" concerning the Company's objectives and expectations with respect to store expansion, retail prices, gross profit, expenses, inventory performance, capital expenditures and cash flow. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations for sales, earnings and cash flow. As a retailer, the Company's success in achieving its objectives and expectations is partially dependent upon economic conditions and consumer attitudes. However, certain assumptions are specific to the Company and/or the markets in which it operates. The following assumptions, among others, are "risk factors" which could affect the likelihood that the Company will achieve the objectives and expectations communicated by management: (i) that new stores and other sales locations can be leased or otherwise obtained on suitable lease terms in desired markets and that construction can be completed on a timely basis; (ii) that existing product supply arrangements, including license agreements with third-party designers, will continue; (iii) that the market for high-quality cut diamonds will provide continuity of supply and pricing; (iv) that new systems, particularly for inventory management, can be successfully integrated into the Company's operations and that warehousing and distribution productivity can be further improved to support the Company's worldwide distribution requirements; and (v) that the exchange relationship between the Japanese yen and the U.S. dollar will not substantially change during Fiscal 1998.

CONSOLIDATED STATEMENTS OF EARNINGS


                                                                           Years Ended January 31,
                                                        ------------------------------------------
(in thousands, except per share amounts)                      1998            1997            1996
--------------------------------------------------------------------------------------------------
Net sales                                               $1,017,616      $  922,108      $  803,292

Cost of sales                                              453,408         422,414         375,922
                                                        ------------------------------------------
Gross profit                                               564,208         499,694         427,370

Selling, general and administrative expenses               429,531         388,143         345,612
Provision for uncollectible accounts                         1,255           2,138           1,745
                                                        ------------------------------------------
Earnings from operations                                   133,422         109,413          80,013

Interest expense and financing costs                         8,037           9,480          12,338
Other income                                                 2,373           2,953           1,360
                                                        ------------------------------------------
Earnings before income taxes                               127,758         102,886          69,035
Provision for income taxes                                  54,936          44,447          29,820
                                                        ------------------------------------------
NET EARNINGS                                            $   72,822      $   58,439      $   39,215
                                                        ------------------------------------------
Net earnings per share:
   Basic                                                $     2.08      $     1.74      $     1.24
                                                        ==========================================
   Diluted                                              $     2.02      $     1.66      $     1.21
                                                        ==========================================
Weighted average number of common shares:
   Basic                                                    34,953          33,682          31,600
   Diluted                                                  36,104          35,690          34,020

See notes to consolidated financial statements.


                                              Tiffany & Co. and Subsidiaries  21

CONSOLIDATED BALANCE SHEETS

                                                                                                    January 31,
                                                                                      -------------------------
(in thousands)                                                                             1998            1997
---------------------------------------------------------------------------------------------------------------
ASSETS
   Current assets:
   Cash and cash equivalents                                                          $ 107,252       $ 117,161
   Accounts receivable, less allowances of $6,988 and $6,864                             99,492          80,772
   Inventories                                                                          386,431         335,389
   Deferred income taxes                                                                 17,373          14,297
   Prepaid expenses                                                                      20,539          21,364
                                                                                      -------------------------
   Total current assets                                                                 631,087         568,983

   Property and equipment, net                                                          156,367         129,346
   Deferred income taxes                                                                  8,859          10,259
   Other assets, net                                                                     30,754          30,830
                                                                                      -------------------------
                                                                                      $ 827,067       $ 739,418
                                                                                      =========================

LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
   Short-term borrowings                                                              $  90,054       $  76,338
   Accounts payable and accrued liabilities                                             118,456         110,068
   Income taxes payable                                                                  23,501          25,829
   Merchandise and other customer credits                                                17,992          14,237
                                                                                      -------------------------
   Total current liabilities                                                            250,003         226,472

   Reserve for product return                                                             2,580           5,800
   Long-term debt                                                                        90,930          92,675
   Postretirement/employment benefit obligations                                         20,121          19,191
   Other long-term liabilities                                                           19,709          17,016

   Commitments and contingencies

   Stockholders' equity:
   Common Stock, $.01 par value; authorized 60,000 shares, issued
     34,930 and 34,529                                                                      349             345
   Additional paid-in capital                                                           168,085         150,045
   Retained earnings                                                                    293,689         237,959
   Foreign currency translation adjustments                                             (18,399)        (10,085)
                                                                                      -------------------------
   Total stockholders' equity                                                           443,724         378,264
                                                                                      -------------------------
                                                                                      $ 827,067       $ 739,418
                                                                                      =========================

See notes to consolidated financial statements.

22  Tiffany & Co. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                       Years Ended January 31,
                                                                     -----------------------------------------
(in thousands)                                                            1998            1997            1996
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                                                      $  72,822       $  58,439       $  39,215
   Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization                                      22,058          20,828          18,790
     Provision for uncollectible accounts                                1,255           2,138           1,745
     Reduction in reserve for product return                            (3,220)         (5,438)         (1,865)
     Provision for inventories                                           6,019           5,220           3,044
     Tax benefit from exercise of stock options                          6,875           4,805           2,233
     Deferred income taxes                                              (1,782)         (6,695)         (7,528)
     Income tax receivable                                                --              --             7,925
     Gain on sale of subsidiary's net assets                              --            (4,500)         (2,330)
     Impairment loss on certain assets                                    --             2,281           2,419
     Loss on disposal of fixed assets                                     --              --             2,956
     Provision for postretirement/employment benefits                      930           1,160           1,450
   Changes in assets and liabilities:
     Accounts receivable                                               (18,734)         (9,439)        (15,830)
     Inventories                                                       (70,697)        (53,176)        (54,746)
     Prepaid expenses                                                      288          (1,688)         (2,674)
     Other assets, net                                                  (1,879)         (7,557)          2,203
     Accounts payable                                                    4,724           2,139          13,037
     Accrued liabilities                                                 8,132           4,932          15,449
     Income taxes payable                                               (1,873)          6,867           6,893
     Merchandise and other customer credits                              3,755           3,183           2,525
     Other long-term liabilities                                           979           1,285           1,070
                                                                     -----------------------------------------
   Net cash provided by operating activities                            29,652          24,784          35,981
                                                                     -----------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                (50,565)        (39,884)        (26,455)
   Proceeds from lease incentives                                          851           1,590           1,729
   Proceeds from sale of subsidiary's net assets                          --            15,000            --
   Other                                                                  --              --               174
                                                                     -----------------------------------------
   Net cash used in investing activities                               (49,714)        (23,294)        (24,552)
                                                                     -----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from short-term borrowings                                  18,913           7,089          22,826
   Prepayment of long-term trade payable                                  --           (26,029)           --
   Proceeds from issuance of long-term debt                               --            46,625            --
   Repurchase of Common Stock                                           (8,672)           --              --
   Proceeds from exercise of stock options                              10,046          13,462           7,971
   Cash dividends on Common Stock                                       (9,097)         (6,303)         (4,424)
   Redemption of Convertible Subordinated Debentures                      --              (916)           --
                                                                     -----------------------------------------
   Net cash provided by financing activities                            11,190          33,928          26,373
                                                                     -----------------------------------------
   Effect of exchange rate changes on cash and cash equivalents         (1,037)           (223)           (154)
                                                                     -----------------------------------------
   Net (decrease) increase in cash and cash equivalents                 (9,909)         35,195          37,648
   Cash and cash equivalents at beginning of year                      117,161          81,966          44,318
                                                                     -----------------------------------------
   Cash and cash equivalents at end of year                          $ 107,252       $ 117,161       $  81,966
                                                                     -----------------------------------------

See notes to consolidated financial statements.


                                              Tiffany & Co. and Subsidiaries  23

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY


                                                                                                                         Foreign
                                                      Total                             Additional                      Currency
                                              Stockholders'         Common Stock           Paid-in       Retained    Translation
(in thousands)                                       Equity       Shares     Amount        Capital       Earnings    Adjustments
--------------------------------------------------------------------------------------------------------------------------------
Balances, January 31, 1995                         $221,697       15,703       $157       $ 71,821       $151,032       $ (1,313)

Exercise of stock options                             7,971          266          3          7,968             --             --
Tax benefit from exercise of stock options            2,233           --         --          2,233             --             --
Issuance of Common Stock                                598           19         --            598             --             --
Cash dividends on Common Stock                       (4,424)          --         --             --         (4,424)            --
Foreign currency translation adjustments             (2,912)          --         --             --             --         (2,912)
Net earnings                                         39,215           --         --             --         39,215             --
                                                   -----------------------------------------------------------------------------
Balances, January 31, 1996                          264,378       15,988        160         82,620        185,823         (4,225)

Two-for-one stock split                                --         17,197        172           (172)            --             --
Exercise of stock options                            13,462          449          4         13,458             --             --
Tax benefit from exercise of stock options            4,805           --         --          4,805             --             --
Issuance of Common Stock                              1,000           18         --          1,000             --             --
Conversion of Convertible
    Subordinated Debentures                          49,084          877          9         49,075             --             --
Bond fees relating to the conversion of
    Convertible Subordinated Debentures                (741)          --         --           (741)            --             --
Cash dividends on Common Stock                       (6,303)          --         --             --         (6,303)            --
Foreign currency translation adjustments             (5,860)          --         --             --             --         (5,860)
Net earnings                                         58,439           --         --             --         58,439             --
                                                   -----------------------------------------------------------------------------
Balances, January 31, 1997                          378,264       34,529        345        150,045        237,959        (10,085)

Exercise of stock options                            10,046          576          6         10,040             --             --
Tax benefit from exercise of stock options            6,875           --         --          6,875             --             --
Issuance of Common Stock                              1,800           50         --          1,800             --             --
Purchase and retirement of Common Stock              (8,672)        (225)        (2)          (675)        (7,995)            --
Cash dividends on Common Stock                       (9,097)          --         --             --         (9,097)            --
Foreign currency translation adjustments             (8,314)          --         --             --             --         (8,314)
Net earnings                                         72,822           --         --             --         72,822             --
                                                   -----------------------------------------------------------------------------
BALANCES, JANUARY 31, 1998                         $443,724       34,930       $349       $168,085       $293,689       $(18,399)
                                                   =============================================================================

See notes to consolidated financial statements.

24    Tiffany & Co. and Subsidiaries

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

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Tiffany & Co. and all majority-owned domestic and foreign subsidiaries (the "Company"). Intercompany accounts, transactions and profits have been eliminated in the consolidated financial statements.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. The most significant estimates include valuation of inventories, provision for uncollectible accounts and the recoverability of long-lived assets. Actual results could differ from estimates and assumptions made. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and records the effect of any adjustments when necessary.

CASH AND CASH EQUIVALENTS AND
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
The Company's cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Supplemental cash flow information for the years ended January 31, 1998, 1997 and 1996 is as follows:


(in thousands)                         1998         1997         1996
---------------------------------------------------------------------
Cash paid during the year for:
Interest                            $ 7,242      $10,985      $11,372
                                    =================================
Income taxes                        $49,827      $39,001      $15,188*
                                    =================================

*Net of $7,925 Federal income tax refund.

Supplemental Noncash Investing and Financing Activities for the years ended January 31, 1998, 1997 and 1996 are as follows:


(in thousands)                          1998         1997         1996
----------------------------------------------------------------------
Financing activities:
Conversion of Subordinated
 Debentures to equity                $  --        $48,343      $  --
                                     =================================
Issuance of Common
 Stock for the Employee
 Profit Sharing and
 Retirement Savings Plan             $ 1,800      $ 1,000      $ 598
                                     =================================

RECEIVABLES AND FINANCE CHARGES
Accounts receivable finance charge income on retail revolving charge accounts was not material and has been accounted for as a reduction of Selling, general and administrative expenses.

The Company's domestic and international presence and large, diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded expectations.

INVENTORIES
Inventories are valued at the lower of cost or market. Cost for domestic and foreign branch inventories is determined by the LIFO (last-in, first-out) method. Cost for inventory held by foreign subsidiaries is determined by the FIFO (first-in, first-out) method.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost less accumulated depreciation and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Expenditures for major renewals and improvements are capitalized, while costs for maintenance and repairs are expensed when incurred. Upon retirement or disposition of property and equipment, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the results of operations.

                                             Tiffany & Co. and Subsidiaries   25

IMPAIRMENT OF LONG-LIVED ASSETS
The Company evaluates the carrying values of long-lived assets, such as property and equipment, goodwill and other intangibles, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred, the loss would be recognized during that period.

PREOPENING COSTS
Costs associated with the opening of new retail stores are expensed in the period incurred.

ADVERTISING
Advertising costs, which include media, production and catalogs, aggregated $51,800,000, $43,900,000 and $37,200,000 for the years ended January 31, 1998,
1997 and 1996. Media and production costs are expensed as incurred, while catalog costs are expensed upon mailing.

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

FOREIGN CURRENCY
The financial position and results of operations and cash flows of the Company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenue and expense amounts are translated at the average exchange rates prevailing during the period. Adjustments resulting from such translation are included as a separate component of stockholders' equity.

The Company recognized $(317,000), $315,000 and $(67,000) of net foreign currency transaction (losses) gains, included in Other income for the years ended January 31, 1998, 1997 and 1996.


REVENUE RECOGNITION
The Company recognizes revenue at the "point of sale," which occurs when merchandise is taken in an "over-the-counter" transaction or upon shipment to a customer. For the years ended January 31, 1998, 1997 and 1996, the largest portion of the Company's sales were denominated in U.S. dollars.

GOODWILL
Goodwill represents the excess of cost over fair value of net assets acquired and is being amortized over 20 years using the straight-line method. Management periodically reviews goodwill for impairment based upon estimated undiscounted future cash flows from operations of the subsidiaries to which goodwill relates. At January 31, 1998 and 1997, the remaining unamortized amounts of $4,455,000 and $4,794,000 are included in Other assets, net.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The Company provides certain health care and life insurance benefits for retired employees and accrues the cost of providing these benefits throughout the employees' active service periods until they attain full eligibility for those benefits. Substantially all of the Company's U.S. employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The Company's employee and retiree health care benefits are administered by an insurance company and premiums on life insurance are based on prior years' claims experience.

POSTEMPLOYMENT BENEFITS
The Company provides certain postemployment benefits for former employees after employment but before retirement and accrues the cost of these benefits as they are earned rather than expensing the costs when paid. These benefits include salary continuation, severance payments, disability benefits and continuation of health care benefits and life insurance coverage.

STOCK-BASED COMPENSATION

The Company accounts for stock options under the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock. The

Company makes pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123").

EARNINGS PER SHARE
The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS No. 128"). Under the requirements of SFAS No. 128, basic earnings per share are computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of stock options and, through the second quarter of 1996, reflects the assumed conversion of the Debentures. All per share data and the weighted average number of common shares have been retroactively restated to conform to the requirements of SFAS No. 128.

STOCK SPLIT
On May 16, 1996, the Board of Directors declared a two-for-one split of the Company's Common Stock, effected in the form of a share distribution (stock dividend) paid on July 23, 1996 to stockholders of record on June 28, 1996. All share and per share data have been restated to reflect the split.

RECLASSIFICATIONS
To conform to 1998's presentation, certain reclassifications were made to prior years' consolidated financial statements.

NEW ACCOUNTING STANDARDS
In February 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," ("SFAS No. 132") which revises employers' disclosures about pension and other postretirement benefit plans but does not change the measurement or recognition of those plans. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on the changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 also eliminates certain disclosures that are no longer as useful as they were when SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," were issued. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS No. 130") and Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information," ("SFAS No. 131"). SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 131 establishes accounting standards for the reporting of information about operating segments by public business enterprises in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports to stockholders. These new standards are effective for the Company's financial statements for the fiscal year ending January 31, 1999. The adoption of these new accounting standards will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures.

B. BUSINESS DISPOSITION/RESTRUCTURING
During the year ended January 31, 1997, the Company sold the assets and business of Howard H. Sweet & Son, Inc., a manufacturer of gold and silver components and finished products located in Massachusetts, for $15,000,000. As a result of this sale, the Company recorded a pretax gain of $4,500,000 which is included in Other income.

During the year ended January 31, 1996, the Company restructured its watch operations in Switzerland by divesting its assembly operations and outsourcing those activities to a third-party watch manufacturer. In conjunction with this transaction, the Company repatriated $15,700,000 in cash dividends from its Swiss subsidiary, sold its Swiss subsidiary for $3,500,000 and recorded a pretax gain of $2,300,000 which is included in Other income. This gain was primarily due to the recognition of previously deferred foreign currency translation adjustments relating to the Swiss subsidiary's equity.

C.  INVENTORIES

(in thousands)                          1998            1997
------------------------------------------------------------
Finished goods                      $327,314        $286,109
Raw materials                         57,926          47,969
Work-in-process                        2,918           3,054
                                    ------------------------
                                     388,158         337,132
Reserves                              (1,727)         (1,743)
                                    ------------------------
                                    $386,431        $335,389
                                    ========================


At January 31, 1998 and 1997, $292,353,000 and $249,904,000 of inventories were valued using the LIFO method. The excess of current cost over the LIFO inventory value was $15,870,000 and $14,870,000 at January 31, 1998 and 1997. The LIFO
valuation method had the effect of decreasing net earnings by $0.02 and $0.05 per share for the years ended January 31, 1998 and 1997.

D. PROPERTY AND EQUIPMENT

(in thousands)                          1998            1997
------------------------------------------------------------
Leasehold improvements              $135,290        $118,805
Office equipment                      53,469          33,462
Machinery and equipment               63,060          52,460
                                    ------------------------
                                     251,819         204,727
Accumulated depreciation
 and amortization                    (95,452)        (75,381)
                                    ------------------------
                                    $156,367        $129,346
                                    ========================


For the years ended January 31, 1998, 1997 and 1996, the provision for depreciation and amortization amounted to $22,745,000, $19,835,000 and $17,117,000.

E. IMPAIRMENT OF LONG-LIVED ASSETS

During the years ended January 31, 1997 and 1996, the Company recorded a pretax charge of $2,300,000 and $2,500,000, included in Selling, general and administrative expenses, as a result of evaluating future cash flows estimated to be generated by its long-lived assets at the retail store level and continued difficult operating conditions in certain of its European markets. The impairment loss was calculated as the difference between the asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends.

F. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)                          1998            1997
------------------------------------------------------------
Accounts payable - trade            $ 51,283        $ 48,585
Accrued rent payable                   8,832           9,961
Accrued compensation
  and commissions                     10,977          11,150
Other                                 47,364          40,372
                                    ------------------------
                                    $118,456        $110,068
                                    ========================


G. EARNINGS PER SHARE
The following table summarizes the reconciliation of the numerators and denominators, as required by SFAS No. 128, for the basic and diluted EPS computations for the years ended January 31, 1998, 1997 and 1996:


(in thousands)                               1998         1997         1996
---------------------------------------------------------------------------
Net earnings for
 basic EPS                                $72,822      $58,439      $39,215
Dilutive securities:
 Debentures                                  --            682        1,811
                                          ---------------------------------
Net earnings for
 diluted EPS                              $72,822      $59,121      $41,026
                                          =================================
Weighted average shares
 for basic EPS                             34,953       33,682       31,600
Incremental shares upon conversions:
   Debentures                                --            690        1,786
   Stock options                            1,151        1,318          634
                                          ---------------------------------
Weighted average shares
 for diluted EPS                           36,104       35,690       34,020
                                          =================================
Net earnings per share:
 Basic                                    $  2.08      $  1.74      $  1.24
                                          =================================
 Diluted                                  $  2.02      $  1.66      $  1.21
                                          =================================

H. DEBT
During the year ended January 31, 1998, the Company's multicurrency revolving credit facility (the "Credit Facility") was amended to extend the maturity date to June 30, 2002 and to decrease the number of participating banks from five to four. The Credit Facility entitles the Company to borrow up to $31,250,000 on a pro-rata basis from each of three banks and up to $36,250,000 from an agent bank at interest rates based on a prime rate or a reserve-adjusted LIBOR. At January 31, 1998 and 1997, the amounts outstanding under the Company's new Credit Facility amounted to $87,734,000 and $76,338,000 and interest rates ranged from 0.70% to 21.00% and 0.69% to 16.50%. The weighted average interest rate was 1.71% for the years ended January 31, 1998 and 1997.

The Credit Facility requires the payment of an annual fee based on the total amount of available credit and contains covenants that require maintenance of certain debt-equity and interest coverage ratios, as well as other requirements customary to loan facilities of this nature. In addition, such agreement contains a cross-default provision relating to an event of default under any debt of the Company or its subsidiaries which exceeds $5,000,000.

During the year ended January 31, 1997, the Company entered into a yen 5,000,000,000, 15-year term loan agreement bearing interest at a rate of 4.50%. The proceeds from this loan were used for working capital and construction costs associated with the Company's flagship store in Tokyo, which opened in May 1996, as well as to reduce short-term indebtedness in Japan.

On June 24, 1996 (the "Redemption Date"), the Company redeemed $916,000 of its $50,000,000 principal amount 6 3/8% Convertible Subordinated Debentures Due 2001 (the "Debentures"). The remaining $49,084,000 principal amount of the Debentures was converted, at the option of the holders, into shares of the Company's Common Stock. In accordance with the terms of the Debentures, the redemption price was 101% of their principal amount, subject to conversion of principal at the rate of $28.00 per share (adjusted to reflect the two-for-one stock split in July
1996). The right of conversion expired at the close of business on the Redemption Date. If the Debentures had been converted on February 1, 1996, basic earnings per share would have been reduced by $0.03 per share.

On January 29, 1993, the Company entered into an agreement with a group of lenders to issue, at par, $51,500,000 of 7.52% Senior Notes Due 2003. The Note Purchase Agreements require lump sum repayment upon maturity, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary in such circumstances. The Note Purchase Agreements also provide that, in the event a default has occurred under any debt of the Company in excess of $1,000,000, the unpaid principal amount of these Senior Notes may become immediately due and payable.

I. FINANCIAL HEDGING INSTRUMENTS
The Company manages a foreign currency hedging program intended to reduce the Company's risk in foreign currency-denominated (primarily yen) transactions in order to minimize the potentially negative impact on the Company's financial statements of a significant strengthening of the U.S. dollar against the yen. In connection with this program, the Company, from time to time, enters into foreign currency-purchased put options and forward-exchange contracts that are designated as hedges of commitments to purchase merchandise and settle liabilities in foreign currencies. The market value gains and losses on these foreign exchange contracts are initially deferred and then recognized in income or as adjustments of carrying amounts of inventories and liabilities when the related transactions are settled. At January 31, 1998, the Company had outstanding purchased put options maturing at various dates through January 22, 1999, giving it the right, but not the obligation, to sell yen 8,826,000,000 at predetermined contract-exchange rates. The deferred unrealized gain on the Company's purchased put options amounted to $2,398,000 at January 31, 1998. If the market yen-exchange rates at maturity are below the contract rates, the Company will allow the options to expire. The Company's pretax expense related to its hedging program was $1,631,000, $1,827,000 and $1,127,000 for the years ended January 31, 1998, 1997 and 1996. At January 31, 1998 and 1997, the Company also had $7,483,000 and $5,864,000 of outstanding forward exchange yen contracts, which matured on February 26, 1998 and 1997, to support the settlement of merchandise liabilities for the Company's business in Japan.

J. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table sets forth the carrying amounts and estimated fair values of the Company's financial instruments at January 31, 1998 and 1997:

(in thousands)                              1998                                1997
---------------------------------------------------  -------------------------------
                      CARRYING              FAIR          Carrying              Fair
Asset (liability)       AMOUNT             VALUE            Amount             Value
---------------------------------------------------  -------------------------------
Cash and cash
  equivalents        $ 107,252         $ 107,252         $ 117,161         $ 117,161
Senior Notes           (51,500)          (54,358)          (51,500)          (52,267)
Japan long-
  term debt            (39,430)          (45,904)          (41,175)          (45,414)


The carrying amounts of the Company's Senior Notes and Japan long-term debt in the above table are included in Long-term debt in the consolidated balance sheets at January 31, 1998 and 1997.

The fair values of these financial instruments at January 31, 1998 and 1997 were estimated as follows: the Cash and cash equivalents approximate carrying amount due to their short-term maturity; the Senior Notes were based upon the quoted market prices of comparable instruments and the Japan long-term debt was based upon discounted cash flow analysis for securities with similar characteristics.

K. COMMITMENTS AND CONTINGENCIES
The Company leases certain office, distribution, retail and manufacturing facilities. The lease agreements, which expire at various dates through 2016, are subject in some cases to renewal options and also provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

During the year ended January 31, 1996, the Company entered into a lease agreement for a 269,000 square-foot distribution, office and manufacturing facility that consolidated the Company's then existing New Jersey facilities. Under the terms of the agreement, the Company's operating lease commitment is $3,600,000 annually and commenced during the fourth quarter of 1996. The lease consists of an initial term of three years followed by nine consecutive one-year renewal terms, up to a maximum of 12 years.

Rent-free periods and other incentives granted under certain leases, and scheduled rent increases, are charged to rent expense on a straight-line basis over the related terms of such leases. Rent expense under leases, including escalations, for the years ended January 31, 1998, 1997 and 1996 amounted to $39,239,000, $37,078,000 and $32,686,000.

Future minimum annual rental payments under noncancelable operating leases are as follows:

                                               Minimum Annual
Fiscal Year Ending                            Rental Payments
January 31,                                    (in thousands)
-------------------------------------------------------------
1999                                                 $ 41,672
2000                                                   38,225
2001                                                   28,370
2002                                                   26,613
2003                                                   25,964
2004 and thereafter                                   141,063

The Company is, from time to time, involved in routine litigation incidental to the conduct of its business including proceedings to protect its trademark rights, litigation instituted by persons injured upon premises within the Company's control and litigation with present and former employees. Management believes that such pending litigation will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

L. RELATED PARTY TRANSACTIONS
Mitsukoshi Limited ("Mitsukoshi"), a leading Japanese department store group, owns approximately 12% of the Company's outstanding Common Stock. Until July 1993, Mitsukoshi served as the Company's principal distributor in Japan. Pursuant to a written agreement, the Company now operates TIFFANY & CO. boutiques in Mitsukoshi's stores and a flagship store in Tokyo and, in exchange, pays Mitsukoshi fees based on a percentage of net retail sales; such fees amounted to $50,300,000, $47,500,000 and $46,500,000 for the years ended January 31, 1998, 1997 and 1996. Mitsukoshi continues to operate certain boutiques, primarily outside of Japan. Wholesale sales to Mitsukoshi amounted to $14,700,000, $21,400,000 and $17,000,000 for the years ended January 31, 1998,
1997 and 1996. Trade receivables due from Mitsukoshi were $2,295,000 and $3,220,000 at January 31, 1998 and 1997.

During the year ended January 31, 1994, the Company realigned its primary Japanese distribution arrangement and assumed full merchandising and marketing responsibility for 29 TIFFANY & CO. boutiques previously operated by Mitsukoshi in Japan. As part of the transaction, the Company agreed to repurchase over the following four years approximately $115,000,000 of TIFFANY & CO. merchandise previously sold to Mitsukoshi. On February 10, 1998, the Company repurchased all remaining merchandise under this agreement.

On February 15, 1996, the Company prepaid its long-term trade payable to Mitsukoshi which amounted to yen 2,750,000,000, and was due on or before February 28, 1998.

On February 2, 1998, at a cost of $8,150,000 plus additional payments to be made based on the performance of the store over a five-year period, the Company acquired substantially all of the assets and assumed certain liabilities of a TIFFANY & CO. retail boutique operated by Mitsukoshi and located in Honolulu, Hawaii.

M. STOCKHOLDERS' EQUITY
STOCK REPURCHASE PROGRAM
On November 20, 1997, the Board of Directors authorized the repurchase of up to $100,000,000 of the Company's outstanding Common Stock in the open market during a three-year period. The timing and actual number of shares purchased will depend on a variety of factors such as price and other market conditions. During the year ended January 31, 1998, the Company repurchased and retired 225,000 shares of its Common Stock at an aggregate cost of $8,672,000, or an average cost of $38.54 per share.

AUTHORIZED STOCK
On May 16, 1996, the stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of common shares authorized from 30,000,000 shares to 60,000,000 shares. On that date, the Board of Directors declared a two-for-one split of the Company's Common Stock, which was effected in the form of a share distribution (stock dividend); paid on July 23, 1996 to stockholders of record on June 28, 1996. All applicable share and per share data have been retroactively adjusted to reflect the stock split.

PREFERRED STOCK
The Board of Directors is authorized to issue, without further action by the stockholders, shares of Preferred Stock, and to fix and alter the rights related to such stock. In March 1987, the stockholders authorized 2,000,000 shares of Preferred Stock, par value $0.01 per share. In November 1988, the Board of Directors designated certain shares of such Preferred Stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, to be issued in connection with the exercise of certain stock purchase rights under the Stockholder Rights Plan. At January 31, 1998 and 1997, there were no shares of Preferred Stock issued or outstanding.

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

CASH DIVIDENDS
In May 1997 and 1996, the Company's Board of Directors approved increases of 40% and 43% in the quarterly cash dividend on its Common Stock, increasing it from $0.05 per share to $0.07 per share and from $0.035 per share to $0.05 per share. Cash dividends declared and paid during the years ended January 31, 1998, 1997 and 1996 amounted to $9,097,000, $6,303,000 and $4,424,000. On February 19,
1998, the Company's Board of Directors declared a regular quarterly dividend of $0.07 per common share, for stockholders of record on March 20, 1998, to be paid on April 10, 1998.

STOCK COMPENSATION PLANS
Under the terms of the Company's 1986 fixed Stock Option Plan, a maximum of 6,418,000 options to purchase shares of Common Stock may be granted to certain key employees of the Company at prices not less than 100% of the fair market value at the date of option grant. All options are exercisable in installments within a period not to exceed 11 years from the date of grant.

On May 19, 1988, the stockholders of the Company approved the Tiffany & Co. 1988 Director Option Plan, under which options to acquire 300,000 shares of Common Stock may be granted to nonemployee directors of the Company at a price equal to 50% of the fair market value on the date of grant. Each director may elect to receive options in lieu of all or 50% of an annual retainer fee. Options granted under this plan have a maximum term of 15 years and are exercisable in full one year following the date of grant. The Company has recognized compensation expense relating to the Director Option Plan based on the difference between the option price and the fair market value at the date of grant. No further options may be issued under this plan.

As permitted under SFAS No. 123, the Company continues to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost is recognized for stock option awards granted at or above fair market value. Had the fair-value-based method of accounting been applied at grant date to the Company's stock-based compensation plans, net earnings and earnings per share would have been reduced to pro forma amounts for the years ended January 31, 1998, 1997 and 1996 as follows:

(in thousands,
 except per share amounts)         1998       1997       1996
-------------------------------------------------------------
Net earnings:
 As reported                    $72,822    $58,439    $39,215
 Pro forma                       71,469     57,680     39,188
Basic earnings per share:
 As reported                       2.08       1.74       1.24
 Pro forma                         2.04       1.71       1.24
Diluted earnings per share:
 As reported                       2.02       1.66       1.21
 Pro forma                         1.98       1.64       1.21

The pro forma effect of applying SFAS No. 123 only takes into account options granted since January 1, 1995 and is likely to increase in future years as additional options are granted and amortized on a pro-rata basis over the vesting period of such options.

The fair value of each option grant under all plans is estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

                                1998        1997        1996
------------------------------------------------------------
Dividend yield                   0.8%        0.8%        0.8%
Expected volatility             21.5%       20.0%       18.6%
Risk-free interest rate          5.5%        6.2%        5.4%
Expected life (years)              5           5           5

Stock option share activity and weighted average exercise price under these plans for the years ended January 31, 1996, 1997 and 1998 were as follows:

                                                     Weighted
                                          Number      Average
                                              of     Exercise
                                          Shares        Price
-------------------------------------------------------------
Outstanding, January 31, 1995          3,530,250       $16.36
Granted                                  754,110        26.30
Exercised                               (531,902)       14.84
Forfeited                               (189,922)       17.58
                                       ---------
Outstanding, January 31, 1996          3,562,536        18.90
Granted                                  427,961        36.54
Exercised                               (763,147)       17.48
Forfeited                               (120,663)       19.20
                                       ---------
Outstanding, January 31, 1997          3,106,687        21.46
Granted                                  623,198        38.60
Exercised                               (576,002)       16.68
Forfeited                               (128,948)       27.41
                                       ---------
OUTSTANDING, JANUARY 31, 1998          3,024,935        25.52
                                       =========

The weighted average fair value of options granted during the years ended January 31, 1998, 1997 and 1996 was $11.07, $10.78 and $6.93. The number of options exercisable at January 31, 1998, 1997 and 1996 was 1,676,377, 1,745,551
and 1,896,776.

The following table summarizes information concerning currently outstanding options at January 31, 1998:


                                          Options Outstanding
                    -----------------------------------------
                                       Weighted
                                        Average      Weighted
                                      Remaining       Average
Range of                 Number     Contractual      Exercise
Exercise Prices     Outstanding    Life (years)         Price
-------------------------------------------------------------
$ 3.00 - $15.00         207,530            4.2        $  9.97
$15.00 - $25.00       1,282,270            6.4          17.55
$25.00 - $47.00       1,535,135            9.9          34.29
                    -----------------------------------------
                      3,024,935            8.0         $25.52
                    =========================================


The following table summarizes information concerning currently exercisable options at January 31, 1998:

                                             Options Exercisable
                       -----------------------------------------
                                                        Weighted
                                                         Average
Range of                          Number                Exercise
Exercise Prices              Exercisable                   Price
----------------------------------------------------------------
$ 3.00 - $15.00                 207,530                  $  9.97
$15.00 - $25.00               1,057,324                    17.78
$25.00 - $47.00                 411,523                    29.55
                             -----------------------------------
                              1,676,377                   $19.70
                             ===================================


N. POSTRETIREMENT HEALTH CARE AND
   LIFE INSURANCE BENEFITS
The actuarial present value of accumulated postretirement benefit obligations and the amounts recognized in the Company's consolidated balance sheets at January 31, 1998 and 1997 were as follows:


(in thousands, except percentages)                1998            1997
----------------------------------------------------------------------
Retirees                                       $ 6,050         $ 6,114
Fully eligible active plan participants          2,528           2,436
Other active plan participants                   6,486           6,103
                                               -----------------------
Total accumulated postretirement
 benefit obligation                             15,064          14,653
Unrecognized gain                                5,195           4,681
                                               -----------------------
Postretirement benefit obligation              $20,259         $19,334
                                               =======================
Discount rate                                     7.00%           7.50%
Health-care-cost trend rate                       6.50%           6.50%


Postretirement benefit cost included the following components:

(in thousands)                        1998          1997          1996
----------------------------------------------------------------------
Service cost-benefits
 earned during period               $  979        $1,101        $1,016
Interest cost on accumulated
 benefit obligation                    604           804           717
                                    ----------------------------------
Total postretirement
 benefit cost                       $1,583        $1,905        $1,733
                                    ==================================

Based on current estimates, increasing the health-care-cost trend rate by one percentage point would increase the Company's accumulated postretirement benefit obligation by $900,000 and the aggregate service and interest cost components of net periodic postretirement benefit for the year ended January
31, 1998 by $100,000.

O. EMPLOYEE BENEFIT PLANS
The Company has a noncontributory defined benefit pension plan (the "Pension Plan") covering substantially all domestic salaried and full-time hourly employees. The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. Pension Plan benefits are based on the highest five consecutive years of compensation or as a percentage of actual compensation, as applicable in the circumstances, and the number of years of service. The actuarial present value of the vested benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees.

Net periodic pension expense included the following components:

(in thousands,
 except percentages)                      1998           1997           1996
                                        --------       --------       --------
Service cost-benefits
  earned during period                  $  3,123       $  2,989       $  2,272
Interest cost on projected
  benefit obligation                       3,693          3,317          3,026
Actual return on assets                  (10,830)        (6,372)        (7,852)
Net amortization
  and deferrals                            7,548          3,952          5,532
                                        --------       --------       --------
Net periodic
  pension expense                       $  3,534       $  3,886       $  2,978
                                        ========       ========       ========
Discount rate                               7.50%          7.00%          8.50%
Rate of increase
  in compensation                           5.00%          4.50%          5.50%
Long-term rate of
  return on assets                          9.00%          9.00%          9.00%

The following table sets forth the funded status of the Pension Plan and amounts recognized in the Company's consolidated balance sheets at January 31, 1998 and 1997:

(in thousands)                                          1998             1997
                                                      --------         --------
Actuarial present value of
 benefit obligation:
   Vested                                             $ 45,456         $ 38,378
   Nonvested                                             5,983            4,595
                                                      --------         --------
Accumulated benefit obligation                        $ 51,439         $ 42,973
                                                      ========         ========
Projected benefit obligation                          $ 58,748         $ 49,991
Plan assets at fair value,
 primarily stocks and fixed
 income securities                                      56,803           48,511
                                                      --------         --------
Projected benefit obligation
 in excess of Plan assets                                1,945            1,480
Unrecognized net gain (loss)                             1,355           (1,610)
Unrecognized net obligation                               (341)            (445)
                                                      --------         --------
Pension liability (prepaid
 pension cost) recognized in
 the consolidated balance sheets                      $  2,959         $   (575)
                                                      ========         ========

The assumptions used in the calculation of the projected benefit obligation are as follows:

                                                                 1998      1997
                                                                 ----      ----
Discount rate                                                    7.00%     7.50%
Rate of increase in compensation                                 4.50%     5.00%

The Company has an Employee Profit Sharing and Retirement Savings Plan (the "EPSRS Plan") that covers substantially all U.S.-based employees of the Company. Under the profit sharing portion of the EPSRS Plan, the Company makes contributions to the employees' accounts based upon the achievement of certain targeted earnings objectives established by the Board of Directors. The Company's contribution for the years ended January 31, 1998, 1997 and 1996 amounted to $1,400,000, $1,800,000 and $1,000,000 in the form of newly issued Company Common Stock. Under the retirement savings feature, employees who meet certain eligibility requirements can participate in the EPSRS Plan by contributing up to 15% of their annual compensation and the Company provides a 50% matching contribution up to 6% of each participant's total compensation. The Board of Directors approved the annual 50% matching contribution feature of the EPSRS Plan during the year ended January 31, 1997. The Company's contribution amounted to $2,152,000 and $1,631,000 for the years ended January 31, 1998 and 1997.

P. INCOME TAXES

Earnings before income taxes consisted of the following:

(in thousands)                          1998             1997             1996
                                      --------         --------         --------
United States                         $102,032         $ 76,357         $ 48,702
Foreign                                 25,726           26,529           20,333
                                      --------         --------         --------
                                      $127,758         $102,886         $ 69,035
                                      ========         ========         ========

Components of the provision for income taxes are as follows:

(in thousands)                       1998              1997              1996
                                   --------          --------          --------
Current:
 Federal                           $ 32,934          $ 27,637          $ 17,444
 State                               11,263             9,896             4,649
 Foreign                             12,621            12,771            14,605
                                   --------          --------          --------
                                     56,818            50,304            36,698
                                   --------          --------          --------
Deferred:
 Federal                               (106)           (3,160)           (4,087)
 State                                 (130)           (1,469)             (686)
 Foreign                             (1,646)           (1,228)           (2,105)
                                   --------          --------          --------
                                     (1,882)           (5,857)           (6,878)
                                   --------          --------          --------
                                   $ 54,936          $ 44,447          $ 29,820
                                   ========          ========          ========

During the year ended January 31, 1996, the Company received an income tax refund amounting to $7,925,000, primarily due to the recognition of a tax benefit from its year ended January 31, 1994, for domestic net operating losses and foreign tax credits that were carried back to prior tax years.

Deferred tax assets (liabilities) as of January 31, 1998 and 1997 consisted of the following:

(in thousands)                                           1998             1997
Postretirement/employment benefits                     $  9,515        $  9,091
Product return reserves                                   1,601           4,004
Inventory reserves                                        7,784           8,085
Accrued expenses                                          4,388           3,018
Financial hedging instruments                             2,449           1,687
Depreciation                                               (603)            558
Pension contribution                                        537          (1,071)
Undistributed earnings
 of foreign subsidiaries                                 (4,937)         (3,819)
Other                                                     5,498           3,003
                                                       --------        --------
                                                       $ 26,232        $ 24,556
                                                       ========        ========

The income tax effects of items comprising the deferred income tax benefit are as follows:

(in thousands)                               1998           1997          1996
                                            -------       -------       -------
Postretirement/employment
 benefit obligation                         $  (424)      $  (528)      $  (634)
Product return reserves                       2,403         1,821           849
Undistributed earnings of
 foreign subsidiaries                         1,118         1,840        (1,722)
Accelerated depreciation                        219          (856)       (1,475)
Inventory reserves                             (744)       (1,399)       (1,764)
Financial hedging instruments                  (762)       (1,687)           --
Excess pension contribution                  (1,608)       (1,768)          530
Other                                        (2,084)       (3,280)       (2,662)
                                            -------       -------       -------
                                            $(1,882)      $(5,857)      $(6,878)
                                            =======       =======       =======

A reconciliation of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate as reported is as follows:

                                                       1998      1997      1996
                                                       ----      ----      ----
Statutory Federal income
 tax rate                                              35.0%     35.0%     35.0%
State income taxes, net of
 Federal benefit                                        5.7       5.8       6.4
Foreign losses with
 no tax benefit                                         0.7       1.1       1.2
Other                                                   1.6       1.3       0.6
                                                       ----      ----      ----
                                                       43.0%     43.2%     43.2%
                                                       ====      ====      ====

Q. FOREIGN OPERATIONS

Certain information relating to the Company's foreign operations is set forth below:

                                                                     International
                                                        --------------------------
(in thousands)                              U.S.          Japan           Other       Unallocated       Total
                                         -----------    -----------    -----------    -----------    -----------
YEAR ENDED JANUARY 31, 1998
   Sales                                 $   839,066    $   270,487    $   126,198    $        --    $ 1,235,751
   Eliminations                             (209,630)           (15)        (8,490)            --       (218,135)
                                         -----------    -----------    -----------    -----------    -----------
   Net sales                             $   629,436    $   270,472    $   117,708    $        --    $ 1,017,616
                                         ===========    ===========    ===========    ===========    ===========
   Operating profit*                     $    98,432    $    89,539    $    16,131    $        --    $   204,102
   Corporate expenses                             --             --             --        (70,680)       (70,680)
   Interest and other expenses, net               --             --             --         (5,664)        (5,664)
                                         -----------    -----------    -----------    -----------    -----------
   Earnings before income taxes          $    98,432    $    89,539    $    16,131    $   (76,344)   $   127,758
                                         ===========    ===========    ===========    ===========    ===========
   Identifiable assets                   $   597,236    $   182,481    $   121,096    $        --    $   900,813
   Eliminations                                   --        (72,392)        (1,354)            --        (73,746)
                                         -----------    -----------    -----------    -----------    -----------
   Identifiable assets                   $   597,236    $   110,089    $   119,742    $        --    $   827,067
                                         ===========    ===========    ===========    ===========    ===========
YEAR ENDED JANUARY 31, 1997
   Sales                                 $   764,885    $   246,579    $   125,432    $        --    $ 1,136,896
   Eliminations                             (199,333)           (27)       (15,428)            --       (214,788)
                                         -----------    -----------    -----------    -----------    -----------
   Net sales                             $   565,552    $   246,552    $   110,004    $        --    $   922,108
                                         ===========    ===========    ===========    ===========    ===========
   Operating profit*                     $    86,168    $    79,086    $    14,441    $        --    $   179,695
   Corporate expenses                             --             --             --        (70,282)       (70,282)
   Interest and other expenses, net               --             --             --         (6,527)        (6,527)
                                         -----------    -----------    -----------    -----------    -----------
   Earnings before income taxes          $    86,168    $    79,086    $    14,441    $   (76,809)   $   102,886
                                         ===========    ===========    ===========    ===========    ===========
   Identifiable assets                   $   523,484    $   162,278    $   116,653    $        --    $   802,415
   Eliminations                                   --        (62,277)          (720)            --        (62,997)
                                         -----------    -----------    -----------    -----------    -----------
   Identifiable assets                   $   523,484    $   100,001    $   115,933    $        --    $   739,418
                                         ===========    ===========    ===========    ===========    ===========
YEAR ENDED JANUARY 31, 1996
   Sales                                 $   639,840    $   226,076    $    92,826    $        --    $   958,742
   Eliminations                             (145,204)            --        (10,246)            --       (155,450)
                                         -----------    -----------    -----------    -----------    -----------
   Net sales                             $   494,636    $   226,076    $    82,580    $        --    $   803,292
                                         ===========    ===========    ===========    ===========    ===========
   Operating profit*                     $    68,316    $    68,006    $    (1,475)   $        --    $   134,847
   Corporate expenses                             --             --             --        (54,834)       (54,834)
   Interest and other expenses, net               --             --             --        (10,978)       (10,978)
                                         -----------    -----------    -----------    -----------    -----------
   Earnings (loss) before income taxes   $    68,316    $    68,006    $    (1,475)   $   (65,812)   $    69,035
                                         ===========    ===========    ===========    ===========    ===========
   Identifiable assets                   $   462,616    $   119,218    $   115,364    $        --    $   697,198
   Eliminations                                   --        (43,405)           464             --        (42,941)
                                         -----------    -----------    -----------    -----------    -----------
   Identifiable assets                   $   462,616    $    75,813    $   115,828    $        --    $   654,257
                                         ===========    ===========    ===========    ===========    ===========

*Represents earnings from operations before Corporate expenses and Interest and other expenses, net.

R. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                  Fiscal 1997 Quarter Ended
                                              ---------------------------------------------
(in thousands, except per share amounts)      April 30     July 31   October 31  January 31
                                              --------    --------    --------    --------
Net sales                                     $199,699    $217,149    $233,074    $367,694
Gross profit                                   106,254     116,627     126,879     214,448
Earnings from operations                        16,703      19,245      21,426      76,048
Net earnings                                     8,880      10,380      11,463      42,099
Net earnings per share:*
   Basic                                      $   0.26    $   0.30    $   0.33    $   1.20
                                              ========    ========    ========    ========
   Diluted                                    $   0.25    $   0.29    $   0.32    $   1.17
                                              ========    ========    ========    ========

                                                                Fiscal 1996 Quarter Ended
                                            ---------------------------------------------
(in thousands, except per share amounts)    April 30     July 31   October 31  January 31**
                                            --------    --------    --------    --------
Net sales                                   $180,741    $202,763    $210,985    $327,619
Gross profit                                  93,366     106,882     114,284     185,162
Earnings from operations                      12,278      16,878      18,643      61,614
Net earnings                                   5,077       8,246       9,347      35,769
Net earnings per share:*
   Basic                                    $   0.16    $   0.25    $   0.27    $   1.04
                                            ========    ========    ========    ========
   Diluted                                  $   0.16    $   0.24    $   0.26    $   1.00
                                            ========    ========    ========    ========

* Basic and diluted earnings per share have been retroactively restated to comply with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 128, "Earnings Per Share," adopted by the Company in Fiscal 1997 (see Notes A and G to consolidated financial statements).

** Nonrecurring pretax charges of $4,400 for the closing and relocation of the San Diego store and the impairment of certain European assets are included in Earnings from operations and a nonrecurring pretax gain of $4,500 resulting from the sale of certain manufacturing assets (see Note B to consolidated financial statements) is included in Other income.

The sum of the quarterly net earnings per share amounts may not equal the full-year amounts since the computations of the weighted average number of common and common-equivalent shares outstanding for each quarter and the full year are made independently.

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

/s/ James N. Fernandez
James N. Fernandez
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Tiffany & Co.

We have audited the accompanying consolidated balance sheets of Tiffany & Co. and Subsidiaries as of January 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tiffany & Co. and Subsidiaries as of January 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.
New York, New York
March 3, 1998


38