Form 10-K405, Exhibit 13
period 1999-01-31
TIFFANY & CO
filed 1999-04-08
CIK 98246

                                                                    Exhibit 13.1

SELECTED FINANCIAL DATA

The following table sets forth selected financial data, which have been derived from the Company's audited financial statements for 1989-1998. All references to years relate to the fiscal year that ended on January 31 of the following calendar year. Diluted earnings (loss) per share and the weighted average number of common shares have been retroactively restated to comply with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 128, "Earnings Per Share," adopted by the Company in 1997 (see Notes A and G to consolidated financial statements). During 1993, the Company realigned its operations in Japan (see Note K to consolidated financial statements). All share and per share data have been retroactively adjusted to reflect the two-for-one split in 1996 of the Company's Common Stock effected in the form of a share distribution ("stock dividend").

(in thousands, except per share amounts, percentages and employees)         1998          1997        1996
----------------------------------------------------------------------------------------------------------
EARNINGS DATA
 Net sales                                                            $1,169,244    $1,017,616    $922,108
 Gross profit                                                            654,297       564,208     499,694
 Earnings (loss) from operations                                         161,122       133,422     109,413
 Earnings (loss) before accounting change and extraordinary item          90,062        72,822      58,439
 Earnings (loss) per share before
   accounting change and extraordinary item (diluted)                       2.50          2.02        1.66
 Weighted average number of common shares (diluted)                       35,984        36,104      35,690
----------------------------------------------------------------------------------------------------------
BALANCE SHEET AND CASH FLOW DATA
 Total assets                                                         $1,057,023    $  827,067    $739,418
 Cash and cash equivalents                                               188,593       107,252     117,161
 Inventories                                                             481,439       386,431     335,389
 Working capital                                                         522,927       381,084     342,511
 Net cash provided by (used in) operations                                80,178        29,652      24,784
 Capital expenditures                                                     62,821        50,565      39,884
 Short-term borrowings                                                    97,370        90,054      76,338
 Long-term debt                                                          194,420        90,930      92,675
 Stockholders' equity                                                    516,453       443,724     378,264
 Stockholders' equity per share                                            14.87         12.70       10.95
 Cash dividends per share                                                  0.340         0.260       0.185
----------------------------------------------------------------------------------------------------------
RATIO ANALYSIS
 As a percentage of net sales:
   Earnings (loss) from operations                                          13.8%         13.1%       11.9%
   Earnings (loss) before accounting change and extraordinary item           7.7%          7.2%        6.3%
 Current ratio                                                             2.8:1         2.5:1       2.5:1
 Return on average assets                                                    9.6%          9.3%        8.4%
 Net-debt as a percentage of total capital                                  16.7%         14.2%       12.1%
 Return on average stockholders' equity                                     18.8%         17.7%       18.2%

 Number of employees                                                       4,845         4,360       3,892


14  Tiffany & Co. and Subsidiaries

    1995        1994        1993         1992         1991         1990        1989
-----------------------------------------------------------------------------------

$803,292    $682,831    $566,501     $486,396     $491,906     $455,712    $383,964
 427,370     358,202     232,882      237,033      243,009      223,600     191,683
  80,013      64,655     (10,029)      26,741       61,028       67,806      60,977
  39,215      29,341     (10,242)      15,712       31,805       36,661      33,305

    1.21        0.93       (0.33)        0.50         1.00         1.17        1.07
  34,020      33,582      33,348       33,358       33,236       31,388      31,302
-----------------------------------------------------------------------------------

$654,257    $556,672    $504,409     $419,355     $394,882     $307,268    $237,061
  81,966      44,318       4,994        6,672        3,972        4,643       2,557
 311,252     270,075     262,282      224,151      213,435      173,964     142,545
 284,102     242,779     212,266      199,334      159,466      131,219     112,735
  35,981      65,930     (19,125)      (4,935)      (3,617)      14,320       8,198
  26,455      19,227      18,103       22,754       41,385       24,835      14,040
  78,967      60,696      59,289       22,458       43,566       31,046      14,339
 101,500     101,500     101,500      101,500       50,000       18,226      18,226
 264,378     221,697     189,081      204,806      200,039      176,183     135,568
    8.27        7.06        6.04         6.56         6.30         5.62        4.36
   0.140       0.140       0.140        0.140        0.140        0.130       0.090
-----------------------------------------------------------------------------------


    10.0%        9.5%       (1.8)%        5.5%        12.4%        14.9%       15.9%
     4.9%        4.3%       (1.8)%        3.2%         6.5%         8.0%        8.7%
   2.3:1       2.5:1       2.4:1        3.1:1        2.3:1        2.3:1       2.5:1
     6.5%        5.5%       (2.2)%        3.9%         7.3%        13.5%       16.7%
    27.1%       34.7%       45.2%        36.4%        30.9%        20.2%       18.1%
    16.1%       14.3%       (5.2)%        7.8%        13.5%        23.5%       28.4%

   3,656       3,306       3,133        2,865        2,735        2,379       2,085


                                              Tiffany & Co. and Subsidiaries  15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Overview

The Company operates three channels of distribution: U.S. Retail includes retail sales in Company-operated stores in the U.S., wholesale sales to independent retailers in the U.S. and wholesale sales of fragrance products to independent retailers in the Americas; International Retail includes retail sales in Company-operated stores and boutiques, corporate sales and wholesale sales to independent retailers and distributors in the Asia-Pacific region, Europe, Canada, the Middle East and Latin America; and Direct Marketing includes corporate (business-to-business) and catalog sales in the U.S.

All references to years relate to the fiscal year that ended on January 31 of the following calendar year.

The Company's net sales increased 15% in 1998 and 10% in 1997. Sales growth and higher operating margins resulted in net earnings growth of 24% in 1998 and 25% in 1997.

The following table sets forth certain operating data of the Company as a percentage of net sales:

                                             1998           1997           1996
-------------------------------------------------------------------------------
Net sales                                   100.0%         100.0%         100.0%
Cost of sales                                44.0           44.6           45.8
                                            -----------------------------------
Gross profit                                 56.0           55.4           54.2
Selling, general
  and administrative
  expenses                                   42.2           42.3           42.3
                                            -----------------------------------
Earnings from
  operations                                 13.8           13.1           11.9
Other expenses, net                           0.5            0.5            0.8
                                            -----------------------------------
Earnings before
  income taxes                               13.3           12.6           11.1
Provision for
  income taxes                                5.6            5.4            4.8
                                            -----------------------------------
Net earnings                                  7.7%           7.2%           6.3%
                                            ===================================

Net Sales

Net sales by channel of distribution:

(in thousands)                             1998            1997          1996
-----------------------------------------------------------------------------
U.S. Retail                          $  590,666      $  491,459      $424,185
International
  Retail                                462,474         421,054       397,341
Direct
  Marketing                             116,104         105,103       100,582
                                     ----------------------------------------
                                     $1,169,244      $1,017,616      $922,108
                                     ========================================

(percentage of net sales)                  1998            1997          1996
-----------------------------------------------------------------------------
U.S. Retail                                  50%             48%           46%
International
  Retail                                     40              42            43
Direct
  Marketing                                  10              10            11
                                     ----------------------------------------
                                            100%            100%          100%
                                     ========================================

U.S. Retail sales increased 20% in 1998 and 16% in 1997. Comparable U.S. store sales increased 10% in 1998 and 11% in 1997, largely reflecting geographically broad-based sales growth. Sales in the flagship Fifth Avenue store in New York rose 3% in 1998 and 8% in 1997, and accounted for 14%, 16% and 16% of net sales in 1998, 1997 and 1996. Comparable branch store sales rose 13% in 1998 and 12% in 1997. Overall comparable store sales growth was due to an increased number of sales transactions. In addition, sales to domestic customers (representing the largest portion of sales) generated the sales growth, as opposed to sales to foreign tourists which declined as a percentage of U.S. Retail sales.

U.S. Retail sales growth also benefited from six new stores in 1998 and the opening of five new stores in 1997. Since 1993, the Company has designed its new U.S. branch stores in a smaller-size format to increase sales productivity and profitability by increasing selling space as a percentage of total space. The Company currently plans to open three new U.S. stores in 1999, including its second stores in Dallas and Los Angeles. Wholesale sales increased 4% and 14% in 1998 and 1997, and represented 6%, 7% and 8% of U.S. Retail sales in 1998, 1997 and 1996.


16 Tiffany & Co. and Subsidiaries

International Retail sales increased 10% in 1998 and 6% in 1997. On a constant-exchange rate basis, excluding the effect of translating local-currency-denominated sales at fluctuating exchange rates into U.S. dollars, International Retail sales rose 14% and 15% in 1998 and 1997.

Japan represented 27% of net sales in 1998, 1997 and 1996. In local currency, total retail sales in Japan rose 20% in 1998 and 23% in 1997, primarily due to comparable store sales growth of 15% and 13% in those years. Changes in foreign currency exchange rates affect results when translated into U.S. dollars; specifically, the generally stronger U.S. dollar had the effect of reducing yen-denominated sales growth when translated into U.S. dollars during the 1996-1998 period. The Company opened two new boutiques in Japanese department stores in 1998 and three in 1997.

The Company's reported sales and earnings reflect either a translation-related benefit from a strengthening Japanese yen or a detriment from a strengthening U.S. dollar. The Company's hedging program (see Financial Condition-Market Risk) has achieved its objective by stabilizing product costs over the short-term, despite exchange rate fluctuations (see Note I to consolidated financial statements). However, as a result of changes in the relationship between the yen and the dollar, the Company adjusts its retail prices when necessary to maintain its gross margin over the longer term.

The Asia-Pacific region outside Japan represented 6%, 8% and 10% of net sales in 1998, 1997 and 1996. Comparable store sales in Company- operated locations in local currencies declined 7% in 1998 and increased 1% in 1997. Management attributes these results to adverse local economic conditions and reduced sales to foreign travelers.

Europe represented 4% of net sales in 1998, 1997 and 1996. Comparable store sales in local currencies rose 16% and 17% in 1998 and 1997. Sales were particularly strong in London.

The Company's international retail expansion plans in 1999 include opening one new boutique in a Japanese department store and opening a new store in Paris, as well as renovating/expanding several existing international retail locations and closing one Japanese department store boutique.

Direct Marketing sales increased 10% in 1998 and 4% in 1997. Sales in the Corporate Division increased 6% and 9% in 1998 and 1997, primarily due to higher transactional volumes. Sales growth in the Corporate Division benefited from expansion into new geographical markets. Catalog Division sales increased 18% in 1998 following a 2% decline in 1997. The Company's catalog mailings and the response rate (number of orders received as a percentage of catalogs mailed) were 24.3 million and 1.4% in 1998, 21.4 million and 1.3% in 1997 and 20.6 million and 1.4% in 1996. The Company plans to increase mailings by approximately 5-10% in 1999. Direct Marketing sales in 1997 were adversely affected by the transition to the Company's new Customer Service/Distribution Center, which affected order processing and shipping.

Gross Profit

Increases in gross profit as a percentage of net sales in 1998 and 1997 were largely due to favorable shifts in sales mix toward the Company's retail businesses. Management's ongoing gross margin and pricing strategy is to pass product-cost increases on to customers through higher retail selling prices in order to maintain gross margin at or above prior-year levels.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 14% in 1998 and 10% in 1997. The increases in 1998 and 1997 were largely due to incremental occupancy, staffing and marketing expenses related to the Company's expansion program, as well as to sales-related variable expenses. 1996 expenses included nonrecurring pretax charges of $4,400,000 for the closing and relocation of a U.S. store and the impairment of certain European assets. The rate of expense growth was moderated in


                                              Tiffany & Co. and Subsidiaries  17
both years by the weakening, on average, of the yen and its effect when translating yen-denominated expenses into U.S. dollars. The ratio of selling, general and administrative expenses to net sales improved in 1998 and was unchanged in 1997. Management's ongoing objective is to reduce the expense ratio by leveraging the Company's fixed-expense base.

Earnings from Operations

The above factors resulted in a 21% increase in earnings from operations in 1998 following a 22% increase in 1997. The ratio of earnings from operations to net sales improved in both years.

Interest Expense and Financing Costs

Interest expense rose in 1998 due to the cost of higher net-debt that primarily resulted from the Company's Common Stock repurchase program (see Liquidity and Capital Resources), as well as an increase in working capital. Lower interest expense in 1997 was due to the conversion and redemption of the Company's $50,000,000 principal amount 63 1/48% Convertible Subordinated Debentures Due 2001 in June 1996. A significant portion of the Company's short-term borrowings in 1998 and 1997 was denominated in yen and used to support the local working capital requirements of the Company's Japanese operations. Based on current plans, as well as the interest cost of a private debt placement (see Liquidity and Capital Resources) and potential share repurchases, management expects interest expense and financing costs to increase in 1999.

Other Income

Other income in 1998 and 1997 includes interest income and realized and unrealized gains (losses) on investment activities. In 1996, the Company recognized a pretax gain of $4,500,000 from the sale of the assets and business of Howard H. Sweet and Son, Inc., one of the Company's manufacturing affiliates (see Note B to consolidated financial statements).

Provision for Income Taxes

The provision for income taxes resulted in an effective tax rate of 42.1% in 1998, 43.0% in 1997 and 43.2% in 1996. The declining rates were largely due to a shift in the geographical business mix toward lower-tax jurisdictions as a result of the Company's ongoing expansion program.

New Accounting Standards

In February 1998, the American Institute of Certified Public Accountants' Accounting Standards Executive Committee issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). SOP No. 98-1 requires certain costs incurred in connection with developing or obtaining internal-use software to be capitalized and other costs to be expensed. The Company adopted SOP No. 98-1 effective February 1998 and its application in 1998 had no material effect on the Company's financial position or results of operations.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which requires that an entity recognize all derivative instruments as either assets or liabilities on its balance sheet at their fair value. Gains and losses resulting from changes in the fair value of derivatives are recorded each period in current earnings or comprehensive earnings, depending on whether a derivative is designated as part of a hedge transaction, and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in comprehensive earnings will be reclassified as earnings in the period in which earnings are affected by the hedged item. SFAS No. 133 is effective for the Company's financial statements for the year ending January 31, 2001 and the Company is currently evaluating the impact of the new FASB statement on its financial position and results of operations.


18  Tiffany & Co. and Subsidiaries

Euro Conversion

On January 1, 1999, 11 of the 15 member countries of the European Economic and Monetary Union converted to a common currency, known as the Euro, and established fixed conversion rates between their existing currencies ("legacy currencies") and the Euro. The Euro is traded on currency exchanges and may be used in business transactions. The conversion to the Euro eliminates currency exchange rate risk between the member countries. On January 1, 2002, new Euro-denominated bills and coins will be issued by participating countries and legacy currencies will be withdrawn from circulation. The Company is addressing the issues raised by the Euro currency conversion. These issues include, among others, the need to adapt and modify information technology systems and business processes and equipment to accommodate Euro-denominated transactions. The Company's policy is to maintain uniform pricing among the member countries and, as a result, the Company does not anticipate that the conversion to the Euro will have a material impact on the financial position, results of operations or liquidity of its European businesses.

Year 2000

The Company recognizes the need to ensure that its operations will not be adversely impacted by year 2000 computer hardware and software failures (information technology systems) and embedded chip or processor failures (non-information technology systems). Certain systems will, unless modified, be unable to process date-sensitive calculations using the year 2000. Such failures are a known risk to the future integrity of the Company's financial reporting and to virtually all aspects of the Company's operations, including the Company's ability to process sales transactions, fulfill customer orders and receive and manage inventories and other assets.

Accordingly, the Company has established a disciplined process to identify, prioritize and evaluate year 2000 problems and to replace or modify and test computer software and operating procedures. The objective of these efforts is to achieve year 2000 compliance with minimal impact on customer service or other disruption to, or loss of integrity in, business or financial operations. Sources of potential failure in internal systems have been identified and conversion efforts are underway. These conversion efforts are scheduled to be completed in the spring of 1999. By that time, the Company will have been required to remediate or replace (i) internally-developed computer code and (ii) code purchased from third-party software vendors. At January 31, 1999, these efforts were 94% complete in category (i) and 73% complete in category (ii), on schedule with the Company's timetable for completion.

The foregoing conversion efforts address "information technology" systems, (i.e., those operated and maintained by the Company's U.S.-based Information Technology staff, such as financial, order entry, inventory control and forecasting systems). An analysis has also been completed of all "non-information technology" systems (i.e., those using embedded microprocessor technology such as security systems, safes, telephone systems and warehouse automation equipment) and upgrades or replacements are being deployed as required. Other applications software is maintained on personal computers by end-users in the U.S. and by wholly-owned Company subsidiaries outside the U.S. Typically, such software has been purchased from third-party vendors and specific applications have been developed by the end-user. The Information Technology staff together with end-users have completed the determination of the materiality of these applications to the Company and their status regarding year 2000 compliance. As required, remediation and testing plans have been initiated. As of January 31, 1999, these efforts were 67% complete, on schedule with the Company's timetable for completion.

The Company has also evaluated year 2000 issues that may be experienced by key merchandise and service vendors in order to assess the potential effect of vendor failure on the Company's operations. The responses from key vendors and suppliers indicate that more than 95% are year 2000 compliant at this time, will be year 2000 compliant before December 31, 1999, or are not dependent on computer technology to deliver products


                                              Tiffany & Co. and Subsidiaries  19
and services to the Company. To further clarify the extent to which vendors and suppliers have tested and confirmed their year 2000 readiness, a detailed questionnaire has been distributed and responses will be analyzed to further determine risk and potential remedial action.

Contingency plans for manual and delayed information processing are now being developed because of the possibility of year 2000 failures or service interruptions within the domestic and international public network communications infrastructure that the Company relies upon for daily operations. These plans and procedures address both proactive and reactive measures that may be deployed to provide merchandise to stores and customers and continue domestic and international operations. Due to the thorough project approach and rigorous testing that the Company has performed and continues to perform on its own information technology systems, the Company believes that any failures should be quickly rectifiable.

In addition to the cost of internal resources, the Company's total cost of achieving year 2000 compliance is estimated to be $8,500,000 for third-party service providers and will be incurred through the year ending January 31, 2000. Year 2000 costs for such providers are charged to operations as incurred and amounted to $6,374,000 in 1998 and $6,960,000 on a cumulative basis.

FINANCIAL CONDITION

Liquidity and Capital Resources

The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal working capital requirements which have increased due to the Company's expansion. Management believes that the Company's financial condition at January 31, 1999 provides sufficient resources to support current business activities and planned expansion. Working capital (current assets less current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $522,927,000 and 2.8:1 at January 31, 1999, compared with $381,084,000 and 2.5:1 at January 31, 1998.

Inventories (which represent the largest portion of total assets) at January 31, 1999 were 25% higher than January 31, 1998. The increase was due to higher finished goods to support sales growth, new stores and new/expanded product offerings and higher raw materials that support expanded internal manufacturing. Total inventory turnover was 0.9 times in 1998 compared with 1.0 times in 1997. The Company's ongoing objective is to improve inventory performance through: refinement of worldwide replenishment systems; focus on the specialized disciplines of product development, assortment planning and inventory management; improved presentation and management of display inventories in each store; assortment editing by product category; and a time-phased program of improvements in warehouse management and supply-chain logistics.

The Company achieved a net cash inflow from operating activities of $80,178,000 in 1998, compared with inflows of $29,652,000 and $24,784,000 in 1997 and 1996.
The increased inflow in 1998 compared with 1997 was largely due to increased net earnings and a decreased use of working capital. The larger inflow in 1997 compared with 1996 resulted from increased net earnings, partially offset by an increased use of working capital.

Capital expenditures were $62,821,000, $50,565,000 and $39,884,000 in 1998, 1997 and 1996. Expenditures in all three years were due to costs associated with new store openings, renovations and/or relocations of existing stores, expansion and/or renovation of administrative, distribution and manufacturing facilities and investments in new systems. Based on current plans, management expects that capital expenditures will be approximately $77,000,000 in 1999.

Cash dividends were $11,897,000, $9,097,000 and $6,303,000 in 1998, 1997 and
1996. In May 1998 and 1997, the Board of Directors declared increases of 29% and 40% in the quarterly dividend rates, which became effective in July 1998 and 1997. The dividend payout ratio (dividends as a percentage of net earnings) was 13%, 12% and 11% in 1998, 1997 and 1996, and the


20  Tiffany & Co. and Subsidiaries

Company expects to continue to retain the majority of its earnings to support its business and future expansion.

In November 1997, the Board of Directors authorized the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period. The timing and actual number of shares to be purchased depends on a variety of factors such as price and other market conditions. In 1998, the Company repurchased and retired 798,600 shares of its Common Stock at an aggregate cost of $30,035,000, or an average cost of $37.61 per share. In 1997, the Company repurchased and retired 225,000 shares of its Common Stock at an aggregate cost of $8,672,000, or an average cost of $38.54 per share.

Net-debt (short-term borrowings plus long-term debt less cash and cash equivalents) and the corresponding ratio of net-debt as a percentage of total capital (net-debt plus stockholders' equity) were $103,197,000 and 17% at January 31, 1999, compared with $73,732,000 and 14% at January 31, 1998.

In December 1998, the Company, in private transactions with various institutional lenders, issued, at par, $60,000,000 principal amount 6.90% Series A Senior Notes Due 2008 and $40,000,000 principal amount 7.05% Series B Senior Notes Due 2010. The proceeds of these new issuances are being used by the Company as working capital and to refinance a portion of outstanding short-term indebtedness under the Company's revolving credit facility.

During 1998, the Company's $130,000,000 multi- currency revolving credit facility (the "Credit Facility") was amended to increase the amount the Company is entitled to borrow to $160,000,000 and to increase the number of participating banks from four to five. The amended Credit Facility entitles the Company to borrow $31,250,000 on a pro-rata basis from each of three banks, $30,000,000 from one bank and $36,250,000 from an agent bank. All borrowings are at interest rates based on a prime rate or a reserve-adjusted LIBOR. The Credit Facility expires on June 30, 2002. Management anticipates that internally-generated cash flows and funds available under the revolving credit facility will be sufficient to support the Company's planned worldwide business expansion and seasonal working capital increases that are typically required during the third and fourth quarters of the year.

Market Risk

The Company is exposed to market risk from fluctuations in foreign currency exchange rates and interest rates, which could impact its consolidated financial position, results of operations and cash flows. The Company manages its exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading or speculative purposes and does not maintain such instruments which may expose the Company to significant market risk.

The Company uses foreign currency-purchased put options and, to a lesser extent, foreign-exchange forward contracts to reduce its risk in foreign currency-denominated transactions in order to minimize the impact of a significant strengthening of the U.S. dollar against other foreign currencies. Gains and losses on these instruments substantially offset losses and gains on the assets, liabilities and transactions being hedged. At January 31, 1999 and 1998, the Company's primary net foreign currency market exposure was the Japanese yen. Management does not foresee or expect any significant changes in foreign currency exposure in the near future.

The fair value of foreign currency-purchased put options is sensitive to changes in foreign currency exchange rates. At January 31, 1999, there were no unrealized gains on the Company's yen-purchased put options. The unrealized gain at January 31, 1998 was $2,398,000. Unrealized gains and losses from foreign currency exchange contracts are defined as the difference between the contract rate at the inception date and the current market exchange rate. If the market yen-exchange rates at maturity are stronger than the


                                              Tiffany & Co. and Subsidiaries  21
contracted exchange rates, the Company will allow the options to expire. At January 31, 1999 and 1998, a 10% appreciation in yen-exchange rates from the prevailing market rates would result in unrealized losses limited to the amount incurred to purchase the put options. At January 31, 1999 and 1998, a 10% depreciation in yen-exchange rates from the prevailing market rates would result in unrealized gains of $3,189,000 and $9,362,000.

The Company also manages a portfolio of fixed-rate debt to reduce its exposure to interest rate changes. The fair value of the Company's fixed-rate long-term debt is sensitive to interest rate changes. Interest rate changes would result in gains/losses in the market value of this debt due to differences between market interest rates and rates at the inception of the debt obligation. Based on a hypothetical immediate 100 basis point increase in interest rates at January 31, 1999 and 1998, the market value of the Company's fixed-rate long-term debt would decrease by $13,483,000 and $6,445,000. Based on a hypothetical immediate 100 basis point decrease in interest rates at January 31, 1999 and 1998, the market value of the Company's fixed-rate long-term debt would increase by $14,859,000 and $7,135,000.

See Notes A, H and I to the Consolidated Financial Statements for a discussion of the Company's Debt and Financial Instruments.

Seasonality

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.

Risk Factors

This document contains certain "forward-looking statements" concerning the Company's objectives and expectations with respect to store openings, catalog mailings, retail prices, gross profit, expenses, inventory performance, capital expenditures, cash flow and year 2000 compliance. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations. As a jeweler and specialty retailer, the Company's success in achieving its objectives and expectations is partially dependent upon economic conditions, competitive developments and consumer attitudes. However, certain assumptions are specific to the Company and/or the markets in which it operates. The following assumptions, among others, are "risk factors" which could affect the likelihood that the Company will achieve the objectives and expectations communicated by management: (i) that sales made in Japan will not decline substantially; (ii) that there will not be a substantial adverse change in the exchange relationship between the Japanese yen and the U.S. dollar; (iii) that the Company's commercial relationship with Mitsukoshi, Ltd. ("Mitsukoshi") and Mitsukoshi's ability to continue as a leading department store operator in Japan will continue; (iv) that Mitsukoshi and other department store operators in Japan, in the face of declining sales, will not close or consolidate stores in which TIFFANY&CO. boutiques are located; (v) that low or negative growth in the economy or in the financial markets will not occur and reduce discretionary spending on goods that are, or are perceived to be, "luxuries"; (vi) that existing product supply arrangements, including license agreements with third-party designers Elsa Peretti and Paloma Picasso, will continue; (vii) that the wholesale market for high-quality cut diamonds will provide continuity of supply and pricing; (viii) that new stores and other sales locations can be leased or otherwise obtained on suitable terms in desired markets and that construction can be completed on a timely basis; (ix) that new systems, particularly for inventory management, can be successfully integrated into the Company's operations, and that warehousing and distribution productivity and capacity can be further improved to support the Company's worldwide distribution requirements; and (x) that no downturn in consumer spending will occur during the fourth quarter of any year.


22 Tiffany & Co. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS

                                                          Years Ended January 31,
                                               ----------------------------------
(in thousands, except per share amounts)             1999         1998       1997
---------------------------------------------------------------------------------
Net sales                                      $1,169,244   $1,017,616   $922,108

Cost of sales                                     514,947      453,408    422,414
                                               ----------------------------------

Gross profit                                      654,297      564,208    499,694

Selling, general and administrative expenses      493,175      430,786    390,281
                                               ----------------------------------

Earnings from operations                          161,122      133,422    109,413

Interest expense and financing costs                9,326        8,037      9,480

Other income                                        3,852        2,373      2,953
                                               ----------------------------------

Earnings before income taxes                      155,648      127,758    102,886

Provision for income taxes                         65,586       54,936     44,447
                                               ----------------------------------

Net earnings                                   $   90,062   $   72,822   $ 58,439
                                               ==================================

Net earnings per share:
  Basic                                        $     2.58   $     2.08   $   1.74
                                               ==================================
  Diluted                                      $     2.50   $     2.02   $   1.66
                                               ==================================

Weighted average number of common shares:
  Basic                                            34,965       34,953     33,682
  Diluted                                          35,984       36,104     35,690

See notes to consolidated financial statements.


                                              Tiffany & Co. and Subsidiaries  23

CONSOLIDATED BALANCE SHEETS

                                                                         January 31,
                                                              ----------------------
(in thousands)                                                      1999        1998
------------------------------------------------------------------------------------
ASSETS
  Current assets:
  Cash and cash equivalents                                   $  188,593    $107,252
  Accounts receivable, less allowances of $8,106 and $6,988      108,381      99,492
  Inventories                                                    481,439     386,431
  Deferred income taxes                                           18,061      17,373
  Prepaid expenses and other current assets                       19,170      20,539
                                                              ----------------------
  Total current assets                                           815,644     631,087

  Property and equipment, net                                    189,795     156,367
  Deferred income taxes                                            9,032       8,859
  Other assets, net                                               42,552      30,754
                                                              ----------------------
                                                              $1,057,023    $827,067
                                                              ======================

LIABILITIES AND STOCKHOLDERS` EQUITY
  Current liabilities:
  Short-term borrowings                                       $   97,370    $ 90,054
  Accounts payable and accrued liabilities                       140,660     118,456
  Income taxes payable                                            32,485      23,501
  Merchandise and other customer credits                          22,202      17,992
                                                              ----------------------
  Total current liabilities                                      292,717     250,003

  Reserve for product return                                          --       2,580
  Long-term debt                                                 194,420      90,930
  Postretirement/employment benefit obligations                   21,539      20,121
  Other long-term liabilities                                     31,894      19,709

  Commitments and contingencies

  Stockholders' equity:
  Common Stock, $0.01 par value; authorized 60,000 shares,
   issued and outstanding 34,733 and 34,930                          347         349
  Additional paid-in capital                                     185,238     168,085
  Retained earnings                                              344,223     293,689
  Accumulated other comprehensive loss:
   Foreign currency translation adjustments                      (13,355)    (18,399)
                                                              ----------------------
  Total stockholders' equity                                     516,453     443,724
                                                              ----------------------
                                                              $1,057,023    $827,067
                                                              ======================

See notes to consolidated financial statements.


24  Tiffany & Co. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  Years Ended January 31,
                                                         --------------------------------
(in thousands)                                               1999        1998        1997
-----------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                           $ 90,062    $ 72,822    $ 58,439
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
   Depreciation and amortization                           29,652      22,058      20,828
   Provision for uncollectible accounts                     1,996       1,255       2,138
   Reduction in reserve for product return                 (2,580)     (3,220)     (5,438)
   Provision for inventories                                6,015       6,019       5,220
   Tax benefit from exercise of stock options               7,082       6,875       4,805
   Deferred income taxes                                     (618)     (1,782)     (6,695)
   Gain on sale of subsidiary's net assets                     --          --      (4,500)
   Impairment loss on certain assets                           --          --       2,281
   Loss on disposal of fixed assets                           435          --          --
   Provision for postretirement/employment benefits         1,418         930       1,160
  Changes in assets and liabilities:
   Accounts receivable                                     (6,179)    (18,734)     (9,439)
   Inventories                                            (81,891)    (70,697)    (53,176)
   Prepaid expenses                                         1,865         288      (1,688)
   Other assets, net                                       (4,869)     (1,879)     (7,557)
   Accounts payable                                        10,611       4,724       2,139
   Accrued liabilities                                     10,576       8,132       4,932
   Income taxes payable                                     8,105      (1,873)      6,867
   Merchandise and other customer credits                   4,210       3,755       3,183
   Other long-term liabilities                              4,288         979       1,285
                                                         --------------------------------
  Net cash provided by operating activities                80,178      29,652      24,784
                                                         --------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                    (62,821)    (50,565)    (39,884)
  Acquisitions, net of liabilities assumed                 (8,150)         --          --
  Proceeds from lease incentives                            3,952         851       1,590
  Proceeds from sale of subsidiary's net assets                --          --      15,000
                                                         --------------------------------
  Net cash used in investing activities                   (67,019)    (49,714)    (23,294)
                                                         --------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term borrowings, net                     15      18,913       7,089
  Prepayment of long-term trade payable                        --          --     (26,029)
  Proceeds from issuance of long-term debt                100,000          --      46,625
  Repurchase of Common Stock                              (30,035)     (8,672)         --
  Proceeds from exercise of stock options                  11,073      10,046      13,462
  Cash dividends on Common Stock                          (11,897)     (9,097)     (6,303)
  Redemption of Convertible Subordinated Debentures            --          --        (916)
                                                         --------------------------------
  Net cash provided by financing activities                69,156      11,190      33,928
                                                         --------------------------------
  Effect of exchange rate changes on
   cash and cash equivalents                                 (974)     (1,037)       (223)
                                                         --------------------------------
  Net increase (decrease) in cash and cash equivalents     81,341      (9,909)     35,195
  Cash and cash equivalents at beginning of year          107,252     117,161      81,966
                                                         --------------------------------
  Cash and cash equivalents at end of year               $188,593    $107,252    $117,161
                                                         ================================

See notes to consolidated financial statements.


                                              Tiffany & Co. and Subsidiaries  25

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                            Accumulated
                                      Total                       Other           Common Stock       Additional
                              Stockholders'     Retained  Comprehensive       -------------------      Paid-in  Comprehensive
(in thousands)                       Equity     Earnings           Loss       Shares       Amount      Capital       Earnings
-----------------------------------------------------------------------------------------------------------------------------
Balances, January 31, 1996        $ 264,378    $ 185,823      $  (4,225)      15,988    $     160    $  82,620
Two-for-one stock split                  --           --             --       17,197          172         (172)
Exercise of stock options            13,462           --             --          449            4       13,458
Tax benefit from exercise
  of stock options                    4,805           --             --           --           --        4,805
Issuance of Common Stock              1,000           --             --           18           --        1,000
Conversion of Convertible
  Subordinated Debentures            49,084           --             --          877            9       49,075
Bond fees relating to the
  conversion of Convertible
  Subordinated Debentures              (741)          --             --           --           --         (741)
Cash dividends on Common Stock       (6,303)      (6,303)            --           --           --           --
Comprehensive earnings:
  Net earnings                       58,439       58,439             --           --           --           --      $  58,439
  Other comprehensive loss:
   Foreign currency translation
     adjustments                     (5,860)          --         (5,860)          --           --           --         (5,860)
                                                                                                                    ---------
  Comprehensive earnings                                                                                            $  52,579
                                                                                                                    ---------
                                  -------------------------------------------------------------------------------------------
Balances, January 31, 1997          378,264      237,959        (10,085)      34,529          345      150,045
Exercise of stock options            10,046           --             --          576            6       10,040
Tax benefit from exercise
  of stock options                    6,875           --             --           --           --        6,875
Issuance of Common Stock              1,800           --             --           50           --        1,800
Purchase and retirement
  of Common Stock                    (8,672)      (7,995)            --         (225)          (2)        (675)
Cash dividends on Common Stock       (9,097)      (9,097)            --           --           --           --
Comprehensive earnings:
  Net earnings                       72,822       72,822             --           --           --           --      $  72,822
  Other comprehensive loss:
   Foreign currency translation
     adjustments                     (8,314)          --         (8,314)          --           --           --         (8,314)
                                                                                                                    ---------
  Comprehensive earnings                                                                                            $  64,508
                                                                                                                    ---------
                                  -------------------------------------------------------------------------------------------
Balances, January 31, 1998          443,724      293,689        (18,399)      34,930          349      168,085
Exercise of stock options            11,073           --             --          570            6       11,067
Tax benefit from exercise
  of stock options                    7,082           --             --           --           --        7,082
Issuance of Common Stock              1,400           --             --           32           --        1,400
Purchase and retirement
  of Common Stock                   (30,035)     (27,631)            --         (799)          (8)      (2,396)
Cash dividends on Common Stock      (11,897)     (11,897)            --           --           --           --
Comprehensive earnings:
  Net earnings                       90,062       90,062             --           --           --           --      $  90,062
  Other comprehensive earnings:
   Foreign currency translation
     adjustments                      5,044           --          5,044           --           --           --          5,044
                                                                                                                    ---------
  Comprehensive earnings                                                                                            $  95,106
                                                                                                                    ---------
                                  -------------------------------------------------------------------------------------------
Balances, January 31, 1999        $ 516,453    $ 344,223      $ (13,355)      34,733    $     347    $ 185,238
                                  ===========================================================================================

See notes to consolidated financial statements.


26  Tiffany & Co. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on January 31 of the following calendar year. References to years relate to fiscal years rather than calendar years.

Basis of Reporting

The consolidated financial statements include the accounts of Tiffany & Co. and all majority-owned domestic and foreign subsidiaries (the "Company"). Intercompany accounts, transactions and profits have been eliminated in consolidation. These statements have been prepared in conformity with generally accepted accounting principles and require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, provision for uncollectible accounts and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and, when necessary, records the effect of any adjustments.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents include highly liquid investments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks with high credit ratings. The Company's policy restricts the amounts invested in any one bank.

Receivables and Finance Charges

Finance charges on retail revolving charge accounts were not material and have been accounted for as a reduction of Selling, general and administrative expenses.

The Company's domestic and international presence and large, diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded expectations.

Inventories

Inventories are valued at the lower of cost or market. Domestic and foreign branch inventories are valued using the LIFO (last-in, first-out) method. Inventories held by foreign subsidiaries are valued using the FIFO (first-in, first-out) method.

Long-Lived Assets

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

Goodwill represents the excess of cost over fair value of net assets acquired and is amortized over 20 years using the straight-line method. At January 31, 1999 and 1998, unamortized goodwill of $11,308,000 and $4,455,000 was included in Other assets, net.

The Company periodically reviews long-lived assets such as property and equipment, goodwill and other intangibles for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. In 1998 and 1997, there


                                              Tiffany & Co. and Subsidiaries  27
were no impairment losses related to long-lived assets. In 1996, the Company recorded an impairment loss of $2,300,000, included in Selling, general and administrative expenses, as a result of evaluating future cash flows estimated to be generated by its long-lived assets at the retail store level and continued difficult operating conditions in certain of its European markets.

Financial Instruments

The Company manages a foreign currency hedging program intended to reduce the Company's risk in foreign currency-denominated (primarily yen) trans-actions. To minimize the potentially negative impact of a significant strengthening of the U.S. dollar against the yen, the Company (generally on a regular basis) enters into foreign currency-purchased put options and forward-exchange contracts that are designated as hedges of commitments to purchase merchandise and settle liabilities in foreign currencies. Unrealized gains and losses on these foreign exchange contracts are initially deferred and later recognized in earnings or as adjustments to inventories and liabilities when the related transactions are settled. Due to the short-term nature of the Company's forward-exchange contracts, book value approximates fair value. The Company does not use derivative financial instruments for trading or speculative purposes.

Preopening Costs

Costs associated with the opening of new retail stores are expensed in the period incurred.

Advertising Costs

Advertising costs, which include media, production and catalogs, totaled $52,500,000, $51,800,000 and $43,900,000 in 1998, 1997 and 1996. Media and
production costs are expensed as incurred, while catalog costs are expensed upon mailing.

Income Taxes

Income taxes are accounted for by the asset and liability method, which recognizes deferred tax assets and liabilities by applying statutory tax rates in effect at the balance sheet date to differences between the book and tax basis of existing assets and liabilities. The Company, its domestic subsidiaries and its foreign branches file a consolidated Federal income tax return.

Foreign Currency

The functional currency of the Company's foreign subsidiaries is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rate during the period. The resulting translation adjustments are recorded as a component of other comprehensive earnings within stockholders' equity. Gains and losses resulting from foreign currency transactions are included in Other income.

Revenue Recognition

Revenue is recognized at the "point of sale," which occurs when merchandise is sold in an "over-the-counter" transaction or upon shipment to a customer. In 1998, 1997 and 1996, the largest portion of the Company's sales were denominated in U.S. dollars.

Stock-Based Compensation

Employee stock options are accounted for under the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied as required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

Earnings Per Share

Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of the assumed exercise of stock options and, through the second quarter of 1996, reflects the assumed conversion of the Company's $50,000,000 principal amount 63 1/48% Convertible Subordinated Debentures Due 2001 (the


28  Tiffany & Co. and Subsidiaries

"Debentures"). All per share data and the weighted average number of common shares have been retroactively restated to conform to the requirements of SFAS No. 128, "Earnings Per Share" ("SFAS No. 128").

Reclassifications

Certain reclassifications were made to prior years' consolidated financial statements to conform with the current year's presentation.

New Accounting Standards

In February 1998, the American Institute of Certified Public Accountants' Accounting Standards Executive Committee issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). SOP No. 98-1 requires certain costs incurred in connection with developing or obtaining internal-use software to be capitalized and other costs to be expensed. The Company adopted SOP No. 98-1 effective February 1998 and its application in that year had no material effect on the Company's financial position or results of operations.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which requires that an entity recognize all derivative instruments as either assets or liabilities on its balance sheet at their fair value. Gains and losses resulting from changes in the fair value of derivatives are recorded each period in current or comprehensive earnings, depending on whether a derivative is designated as part of a hedge transaction, and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in comprehensive earnings will be reclassified to earnings in the period in which earnings are affected by the hedged item. SFAS No. 133 is effective for the Company's financial statements for the year ending January 31, 2001 and the Company is currently evaluating the impact of this new FASB statement on its financial position and results of operations.

B. ACQUISITIONS AND DISPOSITIONS

In March 1999, the Company acquired the business of a TIFFANY&CO. retail boutique operated by Mitsukoshi, Ltd. for $6,900,000.

In February 1998, the Company acquired substantially all of the assets and assumed certain liabilities of a TIFFANY & CO. retail boutique operated by Mitsukoshi, Ltd., a related party (see Note K), for $8,150,000 plus contingent payments based on operating performance over a five-year period. This acquisition was accounted for under the purchase method and, accordingly, the assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill.

In January 1997, the Company sold the assets and business of Howard H. Sweet & Son, Inc., a manufacturer of gold and silver components and finished products located in Massachusetts, for $15,000,000. As a result of this sale, the Company recorded a pretax gain of $4,500,000 which was included in Other income.

C. SUPPLEMENTAL CASH FLOW
   INFORMATION

Supplemental cash flow information:

                                                         Years Ended January 31,
                                               ---------------------------------
(in thousands)                                    1999         1998         1997
--------------------------------------------------------------------------------
Cash paid during the year for:
  Interest                                     $ 7,806      $ 7,242      $10,985
                                               =================================
  Income taxes                                 $47,625      $49,827      $39,001
                                               =================================

Details of businesses acquired in purchase transactions:

Fair value of
  assets acquired                              $12,302      $    --      $    --
Less: liabilities
  assumed                                        4,152           --           --
                                               ---------------------------------
Net cash paid for
  acquisitions                                 $ 8,150      $    --      $    --
                                               =================================


                                              Tiffany & Co. and Subsidiaries  29

Supplemental Noncash Investing and Financing Activities:

                                                         Years Ended January 31,
                                               ---------------------------------
(in thousands)                                    1999         1998         1997
--------------------------------------------------------------------------------
Financing activities:
  Conversion of
  Subordinated
  Debentures
  to equity                                    $    --      $    --      $48,343
                                               =================================
Issuance of
  Common Stock
  for the Employee
  Profit Sharing
  and Retirement
  Savings Plan                                 $ 1,400      $ 1,800      $ 1,000
                                               =================================

D. INVENTORIES

                                                                    January 31,
                                                       ------------------------
(in thousands)                                             1999            1998
-------------------------------------------------------------------------------
Finished goods                                         $413,371        $327,314
Raw materials                                            66,258          57,926
Work-in-process                                           3,599           2,918
                                                       ------------------------
                                                        483,228         388,158
Reserves                                                 (1,789)         (1,727)
                                                       ------------------------
                                                       $481,439        $386,431
                                                       ========================

LIFO-based inventories at January 31, 1999 and 1998 were $363,322,000 and $292,353,000, with the current cost exceeding the LIFO inventory value by approximately $15,870,000 in both years. The LIFO valuation method had no effect on net earnings for the year ended January 31, 1999. The LIFO valuation method had the effect of decreasing net earnings by $0.02 and $0.05 per share for the years ended January 31, 1998 and 1997.

E. PROPERTY AND EQUIPMENT

                                                                    January 31,
                                                   ----------------------------
(in thousands)                                          1999               1998
-------------------------------------------------------------------------------
Leasehold improvements                             $ 157,243          $ 135,290
Office equipment                                      68,526             53,469
Machinery and equipment                               84,299             63,060
                                                   ----------------------------
                                                     310,068            251,819
Accumulated depreciation
  and amortization                                  (120,273)           (95,452)
                                                   ----------------------------
                                                   $ 189,795          $ 156,367
                                                   ============================

The provision for depreciation and amortization for the years ended January 31, 1999, 1998 and 1997 was $29,347,000, $22,745,000 and $19,835,000.

F. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                     January 31,
                                                            --------------------
(in thousands)                                                  1999        1998
--------------------------------------------------------------------------------
Accounts payable-trade                                      $ 63,117    $ 51,283
Accrued compensation
  and commissions                                             19,994      10,977
Other                                                         57,549      56,196
                                                            --------------------
                                                            $140,660    $118,456
                                                            ====================

G. EARNINGS PER SHARE

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted earnings per share ("EPS") computations:

                                                         Years Ended January 31,
                                                 -------------------------------
(in thousands)                                      1999        1998        1997
--------------------------------------------------------------------------------
Net earnings
  for basic EPS                                  $90,062     $72,822     $58,439
Dilutive securities:
  Debentures                                          --          --         682
                                                 -------------------------------
Net earnings for
  diluted EPS                                    $90,062     $72,822     $59,121
                                                 ===============================
Weighted average
  shares for
  basic EPS                                       34,965      34,953      33,682

Incremental shares upon conversions:
  Debentures                                          --          --         690
  Stock options                                    1,019       1,151       1,318
                                                 -------------------------------
Weighted average
  shares for
  diluted EPS                                     35,984      36,104      35,690
                                                 ===============================


30  Tiffany & Co. and Subsidiaries

H. DEBT

                                                                     January 31,
                                                       -------------------------
(in thousands)                                             1999             1998
--------------------------------------------------------------------------------
Short-term borrowings                                  $ 97,370         $ 90,054
Long-term debt:
  7.52% Senior Notes                                     51,500           51,500
  6.90% Series A Senior Notes                            60,000               --
  7.05% Series B Senior Notes                            40,000               --
  4.50% Japan long-term debt                             42,920           39,430
                                                       -------------------------
                                                       $291,790         $180,984
                                                       =========================

In December 1998, the Company, in private transactions with various institutional lenders, issued, at par, $60,000,000 principal amount 6.90% Series A Senior Notes Due 2008 and $40,000,000 principal amount 7.05% Series B Senior Notes Due 2010. The proceeds of these new issuances are being used by the Company for working capital and to refinance a portion of outstanding short-term indebtedness under the Company's revolving credit facility. The Note Purchase Agreements evidencing these transactions require lump sum repayment upon maturity, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary in such circumstances.

In April 1998, the Company's $130,000,000 multicurrency revolving credit facility (the "Credit Facility") was amended to increase the amount to $160,000,000. The Company is entitled to borrow under the Credit Facility as follows: $31,250,000 on a pro-rata basis from each of three banks, $30,000,000 from one bank and $36,250,000 from an agent bank. All borrowings are at interest rates based on a prime rate or a reserve-adjusted LIBOR. The Credit Facility expires on June 30, 2002. At January 31, 1999 and 1998, the amounts outstanding under the Credit Facility were $96,823,000 and $87,734,000 with interest rates ranging from 0.51% to 21.00% and 0.70% to 21.00%. The weighted average interest rates were 2.10% and 1.71% for the years ended January 31, 1999 and 1998.

The Credit Facility requires the payment of an annual fee based on the total amount of available credit and contains covenants that require maintenance of certain debt-equity and interest coverage ratios, as well as other requirements customary to loan facilities of this nature.

In 1996, the Company entered into a yen 5,000,000,000, 15-year term loan agreement bearing interest at a rate of 4.50%. The proceeds from this loan were used for working capital and construction costs associated with the Company's flagship store in Tokyo, which opened in 1996, as well as to reduce short-term indebtedness in Japan.

On June 24, 1996 (the "Redemption Date"), the Company redeemed $916,000 of its $50,000,000 Debentures. The remaining $49,084,000 principal amount of the Debentures was converted, at the option of the holders, into shares of the Company's Common Stock. In accordance with the terms of the Debentures, the redemption price was 101% of their principal amount, subject to conversion of principal at the rate of $28.00 per share (adjusted to reflect the two-for-one stock split in July 1996). The right of conversion expired at the close of business on the Redemption Date. If the Debentures had been converted at the beginning of the period, basic earnings per share would have been reduced by $0.03 per share.

In 1992, the Company entered into agreements with a group of lenders to issue, at par, $51,500,000 of 7.52% Senior Notes Due 2003. The Note Purchase Agreements require lump sum repayment upon maturity, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary in such circumstances.

The fair value of the 7.52% Senior Notes at January 31, 1999 and 1998 was $53,766,000 and $54,358,000. The fair value of the 6.90% Series A and 7.05%
Series B Senior Notes at January 31, 1999 was $60,636,000 and $40,476,000. The fair value of the Senior Notes was determined using the quoted market prices of debt instruments with similar terms and maturities. The fair value of the 4.50% Japan long-term debt was $50,770,000 and $45,904,000 at January 31, 1999 and 1998 and was based upon discounted cash flow analysis for securities with similar characteristics.


                                              Tiffany & Co. and Subsidiaries  31

I. FINANCIAL INSTRUMENTS

The Company manages a foreign currency hedging program intended to reduce the Company's risk in foreign currency-denominated (primarily yen) transactions (see Note A). At January 31, 1999, the Company had outstanding foreign currency-purchased put options maturing at various dates through January 24, 2000, giving it the right, but not the obligation, to sell yen 13,566,000,000 at predetermined contract-exchange rates. If the market yen-exchange rates at maturity are below the contracted rates, the Company will allow the options to expire. Recognized gains on the Company's purchased put options were $7,731,000, $6,374,000 and $3,472,000 in 1998, 1997 and 1996 with unamoritized gains totaling $2,386,000, $3,918,000 and $2,160,000 for those years. At January 31,
1999, there were no deferred unrealized gains on the Company's purchased put options.

At January 31, 1999 and 1998, the Company also had $5,917,000 and $7,483,000 of outstanding forward exchange yen contracts, which subsequently matured on February 26, 1999 and 1998, to support the settlement of merchandise liabilities for the Company's business in Japan. The Company's pretax expense related to its hedging program was $3,455,000, $1,631,000 and $1,827,000 in 1998, 1997 and
1996.

J. COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities. The lease agreements, which expire at various dates through 2016, are subject, in some cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases.

Rent expense for the company's operating leases, including escalations, consisted of the following:

                                                         Years Ended January 31,
                                         ---------------------------------------
(in thousands)                              1999            1998            1997
--------------------------------------------------------------------------------
Minimum rent                             $40,633         $33,682         $33,302

Contingent rent
  based on sales                           7,818           5,557           3,776
                                         ---------------------------------------
                                         $48,451         $39,239         $37,078
                                         =======================================

Future minimum annual rental payments under noncancelable operating leases are as follows:

                                                                  Minimum Annual
                                                                 Rental Payments
Years Ending January 31,                                          (in thousands)
--------------------------------------------------------------------------------
2000                                                                    $ 42,787
2001                                                                      33,781
2002                                                                      31,938
2003                                                                      30,051
2004                                                                      27,444
2005 and thereafter                                                      134,195

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

K. RELATED PARTY TRANSACTIONS

On February 3, 1999, Mitsukoshi, Ltd. ("Mitsukoshi"), a leading Japanese department store group, sold 4,270,000 shares of the Company's Common Stock in a public offering at $56.00 per share. Prior to this public offering, Mitsukoshi owned approximately 12.3% of the Company's outstanding Common Stock. Until July 1993, Mitsukoshi was the Company's principal product distributor in Japan. Pursuant to a written agreement, the Company now operates TIFFANY & CO. boutiques in Mitsukoshi's stores and a flagship store in Tokyo, and, in exchange, pays Mitsukoshi fees based on


32  Tiffany & Co. and Subsidiaries
a percentage of net retail sales; such fees totaled $57,400,000, $50,300,000 and $47,500,000 in 1998, 1997 and 1996. Mitsukoshi also operates certain boutiques in the Asia-Pacific region, primarily outside of Japan. Wholesale sales to Mitsukoshi totaled $5,200,000, $14,700,000 and $21,400,000 in 1998, 1997 and
1996. Trade receivables due from Mitsukoshi were $1,017,000 and $2,295,000 at January 31, 1999 and 1998.

In 1993, the Company realigned its primary Japanese distribution arrangement and assumed full merchandising and marketing responsibility for 29 TIFFANY & CO. boutiques previously operated by Mitsukoshi in Japan. As part of this transaction, the Company agreed to repurchase approximately $115,000,000 of TIFFANY & CO. merchandise previously sold to Mitsukoshi. In February 1998, the Company repurchased all remaining merchandise under this agreement.

In 1996, the Company prepaid its long-term trade payable to Mitsukoshi which amounted to yen 2,750,000,000, which was due on or before February 28, 1998.

L. STOCKHOLDERS' EQUITY

Stock Repurchase Program

In November 1997, the Board of Directors authorized the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period. The timing and actual number of shares purchased will depend on a variety of factors such as price and other market conditions. During 1998 and 1997, the Company repurchased and retired 798,600 and 225,000 shares of Common Stock at an aggregate cost of $30,035,000 and $8,672,000, or an average cost of $37.61 and $38.54 per share.

Authorized Stock

In May 1996, the stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of common shares authorized from 30,000,000 shares to 60,000,000 shares. Subsequently, the Board of Directors declared a two-for-one split of the Company's Common Stock, which was effected in the form of a share distribution (stock dividend), distributed on July 23, 1996 to stockholders of record on June 28, 1996. All applicable share and per share data have been retroactively adjusted to reflect the stock split.

Preferred Stock

The Board of Directors is authorized to issue, without further action by the stockholders, shares of Preferred Stock and to fix and alter the rights related to such stock. In March 1987, the stockholders authorized 2,000,000 shares of Preferred Stock, par value $0.01 per share. In November 1988, the Board of Directors designated certain shares of such Preferred Stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, to be issued in connection with the exercise of certain stock purchase rights under the Stockholder Rights Plan. At January 31, 1999 and 1998, there were no shares of Preferred Stock issued or outstanding.

Stockholder Rights Plan

In September 1998, the Board of Directors amended and restated the Company's existing Stockholder Rights Plan (the "Rights Plan") to extend its expiration date from November 17, 1998 to September 17, 2008. Under the Rights Plan, as amended, each outstanding share of the Company's Common Stock has a stock purchase right, initially subject to redemption at $0.01 per right, which right first becomes exercisable should certain take-over-related events occur. Following certain such events, but before any person has acquired beneficial ownership of 15% of the Company's common shares, each right may be used to purchase one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $165.00 (subject to adjustment); after such an acquisition, each right becomes nonredeemable and may be used to purchase for the exercise price common shares having a market value equal to two times the exercise price. If, after such acquisition, a merger of the Company occurs (or 50% of the Company's assets are sold), each right may be exercised to purchase, for the


                                              Tiffany & Co. and Subsidiaries  33
exercise price, common shares of the acquiring corporation having a market value equal to two times the exercise price. Rights held by such a 15% owner may not be exercised.

Cash Dividends

In May 1998 and 1997, the Board of Directors increased cash dividends on common shares by 29% and 40%, increasing the quarterly rate to $0.09 and $0.07 per share. On February 17, 1999, the Board of Directors declared a quarterly dividend of $0.09 per common share. This dividend will be paid on April 12, 1999 to stockholders of record on March 22, 1999.

M. STOCK COMPENSATION PLANS

In May 1998, the stockholders approved both the Company's 1998 Employee Incentive Plan and Directors Option Plan. No award may be made under either plan after March 19, 2008. Under the Employee Incentive Plan, the maximum number of shares of Common Stock subject to award is 1,750,000 (subject to adjustment); awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock and cash; awards made in the form of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights may have a maximum term of 10 years and may not be granted for an exercise price below fair market value. With the adoption of the Employee Incentive Plan, no further stock options may be granted under the Company's 1986 Stock Option Plan; however, 2,248,268 shares remain subject to issuance based on prior grants made under such plan. Under the Directors Option Plan, the maximum number of shares of Common Stock subject to award is 250,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 5,000 shares per non-employee director in any fiscal year; awards made in the form of stock options may have a maximum term of 10 years and may not be granted for an exercise price below fair market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below market exercise price options. No further options may be granted under the 1988 Directors Option Plan, which has expired; all options awarded under the 1988 Plan were granted at 50% below the market value at the date of grant and the Company has recognized compensation expense relating to such options based on the difference between the option price and the fair market value at the date of grant.

A summary of activity for the Company's stock option plans is presented below:

                                                                        Weighted
                                                          Number         Average
                                                              of        Exercise
                                                          Shares           Price
--------------------------------------------------------------------------------
Outstanding, January 31, 1996                          3,562,536          $18.90
Granted                                                  427,961           36.54
Exercised                                               (763,147)          17.48
Forfeited                                               (120,663)          19.20
                                                       -------------------------
Outstanding, January 31, 1997                          3,106,687           21.46
Granted                                                  623,198           38.60
Exercised                                               (576,002)          16.68
Forfeited                                               (128,948)          27.41
                                                       -------------------------
Outstanding, January 31, 1998                          3,024,935           25.52
Granted                                                  788,225           58.34
Exercised                                               (570,163)          19.42
Forfeited                                               (102,600)          32.70
                                                       -------------------------
Outstanding, January 31, 1999                          3,140,397          $34.64
                                                       =========================

The number of options exercisable at January 31, 1999, 1998 and 1997 were 1,608,838, 1,676,377 and 1,745,551.


34  Tiffany & Co. and Subsidiaries

The Company continues to account for stock-based compensation using the intrinsic value method. Accordingly, compensation expense has not been recognized for stock options granted at or above fair value. Had compensation expense been determined and recorded based upon fair value at grant date, net earnings and earnings per share would have been reduced to pro forma amounts as follows:

                                                         Years Ended January 31,
(in thousands,                                   -------------------------------
except per share amounts)                           1999        1998        1997
--------------------------------------------------------------------------------
Net earnings:
  As reported                                    $90,062     $72,822     $58,439
  Pro forma                                       87,858      71,469      57,680

Basic earnings per share:
  As reported                                       2.58        2.08        1.74
  Pro forma                                         2.51        2.04        1.71

Diluted earnings per share:
  As reported                                       2.50        2.02        1.66
  Pro forma                                         2.44        1.98        1.64

The pro forma effect on net earnings and earnings per share only takes into account options granted since January 1, 1995 and is likely to increase in future years as additional options are granted and amortized on a pro-rata basis over the vesting period of such options, which extend beyond the reported years.

The weighted-average fair value of options granted for the years ended January 31, 1999, 1998 and 1997 were $19.18, $11.07 and $10.78. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                          Years Ended January 31,
                                                 --------------------------------
                                                 1999          1998          1997
---------------------------------------------------------------------------------
Dividend yield                                    0.8%          0.8%          0.8%
Expected volatility                              30.5%         21.5%         20.0%
Risk-free interest rate                           4.8%          5.5%          6.2%
Expected life (years)                               5             5             5

The following tables summarize information concerning options outstanding and exercisable at January 31, 1999:

                                                            Options Outstanding
                                        ---------------------------------------
                                                          Weighted
                                                           Average     Weighted
Range                                                    Remaining      Average
of Exercise                                Number      Contractual     Exercise
Prices                                Outstanding     Life (years)        Price
-------------------------------------------------------------------------------
$ 3.00-$18.00                             761,814              6.2       $14.67
$18.00-$35.00                             730,583              6.6        25.40
$35.00-$60.00                           1,648,000             13.0        47.97
                                        ---------------------------------------
                                        3,140,397              9.9       $34.64
                                        =======================================

                                                            Options Exercisable
                                                    ---------------------------
                                                                        Weighted
Range                                                                    Average
of Exercise                                            Number           Exercise
Prices                                            Exercisable              Price
--------------------------------------------------------------------------------
$ 3.00-$18.00                                         756,564            $14.66
$18.00-$35.00                                         573,758             24.90
$35.00-$60.00                                         278,516             38.32
                                                    ---------------------------
                                                    1,608,838            $22.41
                                                    ============================


                                              Tiffany & Co. and Subsidiaries  35

N. EMPLOYEE BENEFIT PLANS

Pensions and Other Postretirement Benefits

Effective January 31, 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132"). The provisions of SFAS No. 132 provide new disclosure requirements for pensions and other postretirement benefit plans, but do not change the measurement or recognition of these plans. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on the changes in benefit obligations and fair values of plan assets that will facilitate financial analysis.

The Company maintains a noncontributory defined benefit pension plan (the "Plan") covering substantially all domestic salaried and full-time hourly employees. The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. Plan benefits are based on the highest five consecutive years of compensation or as a percentage of actual compensation, as applicable in the circumstances, and the number of years of service. The actuarial present value of the vested benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees.

The Company provides certain health care and life insurance benefits for retired employees and accrues the cost of providing these benefits throughout the employees' active service periods until they attain full eligibility for those benefits. Substantially all of the Company's U.S. employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The Company's employee and retiree health care benefits are administered by an insurance company and premiums on life insurance are based on prior years' claims experience. Based on current estimates and a fixed health-care-cost trend rate of 6.50%, an increase to this rate by one percentage point would increase the Company's accumulated postretirement benefit obligation by $1,310,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $172,000 for the year ended January 31, 1999. Decreasing the health-care-cost trend rate by one percentage point would decrease the Company's accumulated postretirement benefit obligation by $1,200,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $156,000 for the year ended January 31, 1999.


36  Tiffany & Co. and Subsidiaries

The following tables provide reconciliations of benefit obligations, plan assets and funded status of the plans, as required by SFAS No. 132:

                                                                          Other Postretirement
                                                    Pension Benefits                  Benefits
                                               -----------------------------------------------
(in thousands, except percentages)                 1999         1998         1999         1998
----------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at February 1               $ 58,748     $ 49,991     $ 15,064     $ 14,653
Service cost                                      3,501        3,123        1,253          979
Interest cost                                     4,089        3,693        1,055          937
Participants' contributions                          --           --           12           15
Amendments                                           --        1,000           --           --
Actuarial gain (loss)                             6,950        3,479        2,047         (847)
Benefits paid                                    (2,596)      (2,538)        (508)        (673)
                                               -----------------------------------------------
Benefit obligation at January 31               $ 70,692     $ 58,748     $ 18,923     $ 15,064
                                               ===============================================

CHANGE IN PLAN ASSETS:
Fair value of plan assets at February 1        $ 56,803     $ 48,511     $     --     $     --
Actual return on plan assets                     13,178       10,830           --           --
Employer contribution                                --           --          496          658
Participants' contributions                          --           --           12           15
Benefits paid                                    (2,596)      (2,538)        (508)        (673)
                                               -----------------------------------------------
Fair value of plan assets at January 31        $ 67,385     $ 56,803     $     --     $     --
                                               ===============================================

Funded status                                  $ (3,307)    $ (1,945)    $(18,923)    $(15,064)
Unrecognized net actuarial gain                  (5,319)      (2,776)      (2,666)      (4,898)
Unrecognized prior service cost (obligation)      1,189        1,421         (257)        (297)
Unrecognized transition obligation                  238          341           --           --
                                               -----------------------------------------------
Accrued benefit cost at January 31             $ (7,199)    $ (2,959)    $(21,846)    $(20,259)
                                               ===============================================

Weighted-average assumptions at January 31:
Discount rate                                      6.25%        7.00%        6.25%        7.00%
Expected return on plan assets                     9.00%        9.00%          --           --
Rate of increase in compensation                   4.00%        4.50%          --           --

Net periodic pension and other postretirement benefit costs included the following components:

                                                                           Other Postretirement
                                              Pension Benefits                         Benefits
                                 --------------------------------------------------------------
(in thousands)                      1999       1998       1997       1999       1998       1997
-----------------------------------------------------------------------------------------------
Service cost-benefits
  earned during period           $ 3,501    $ 3,123    $ 2,989    $ 1,253    $   979    $ 1,101
Interest cost on accumulated
  benefit obligation               4,089      3,693      3,317      1,055        937        804
Return on plan assets             (3,999)    (3,738)    (2,420)        --         --         --
Net amortization and deferrals       649        456         --       (225)      (333)        --
                                 --------------------------------------------------------------
Net expense                      $ 4,240    $ 3,534    $ 3,886    $ 2,083    $ 1,583    $ 1,905
                                 ==============================================================


                                              Tiffany & Co. and Subsidiaries  37

Profit Sharing and Retirement Savings Plan

The Company also maintains an Employee Profit Sharing and Retirement Savings Plan (the "EPSRS Plan") that covers substantially all U.S.-based employees. Under the profit sharing portion of the EPSRS Plan, the Company makes contributions to the employees' accounts based upon the achievement of certain targeted earnings objectives established by the Board of Directors. The Company's contribution in 1998, 1997 and 1996 totaled $1,600,000, $1,400,000 and $1,800,000 in the form of newly issued Company Common Stock. Under the retirement savings feature, employees who meet certain eligibility requirements can participate in the EPSRS Plan by contributing up to 15% of their annual compensation and the Company provides a 50% matching contribution up to 6% of each participant's total compensation. The Board of Directors approved the annual 50% matching contribution feature of the EPSRS Plan during the year ended January 31, 1997. The Company's contribution totaled $2,477,000, $2,152,000 and $1,631,000 in 1998, 1997 and 1996.

Postemployment Benefits

The Company provides certain postemployment benefits for former employees after employment but before retirement and accrues the cost of these benefits as they are earned rather than expensing the costs when paid. These benefits include salary continuation, severance payments, disability benefits and continuation of health care benefits and life insurance coverage.

O. INCOME TAXES

Earnings before income taxes consisted of the following:

                                                         Years Ended January 31,
                                      ------------------------------------------
(in thousands)                            1999             1998             1997
--------------------------------------------------------------------------------
United States                         $118,541         $102,032         $ 76,357
Foreign                                 37,107           25,726           26,529
                                      ------------------------------------------
                                      $155,648         $127,758         $102,886
                                      ==========================================

Components of the provision for income taxes were as follows:

                                                        Years Ended January 31,
                                     ------------------------------------------
(in thousands)                           1999             1998             1997
-------------------------------------------------------------------------------
Current:
  Federal                            $ 38,346         $ 32,934         $ 27,637
  State                                13,250           11,263            9,896
  Foreign                              14,384           12,621           12,771
                                     ------------------------------------------
                                       65,980           56,818           50,304
                                     ------------------------------------------
Deferred:
  Federal                                (511)            (106)          (3,160)
  State                                  (307)            (130)          (1,469)
  Foreign                                 424           (1,646)          (1,228)
                                     ------------------------------------------
                                         (394)          (1,882)          (5,857)
                                     ------------------------------------------
                                     $ 65,586         $ 54,936         $ 44,447
                                     ==========================================

Deferred tax assets (liabilities) consisted of the following:

                                                                    January 31,
                                                     --------------------------
(in thousands)                                           1999              1998
-------------------------------------------------------------------------------
Postretirement/
  employment benefits                                $ 10,160          $  9,515
Product return reserves                                   651             1,601
Inventory reserves                                      8,314             7,784
Accrued expenses                                        4,798             4,388
Financial hedging instruments                           1,619             2,449
Depreciation                                           (1,192)             (603)
Pension contribution                                    2,466               537
Undistributed earnings of
  foreign subsidiaries                                 (6,316)           (4,937)
Other                                                   6,593             5,498
                                                     --------------------------
                                                     $ 27,093          $ 26,232
                                                     ==========================


38  Tiffany & Co. and Subsidiaries

The income tax effects of items comprising the deferred income tax benefit were as follows:

                                                        Years Ended January 31,
                                          -------------------------------------
(in thousands)                               1999           1998           1997
-------------------------------------------------------------------------------
Postretirement/
  employment benefit
  obligations                             $  (645)       $  (424)       $  (528)
Product return
  reserves                                    950          2,403          1,821
Undistributed
  earnings of
  foreign
  subsidiaries                              1,378          1,118          1,840
Accelerated
  depreciation                                244            219           (856)
Inventory reserves                           (538)          (744)        (1,399)
Financial hedging
  instruments                                 830           (762)        (1,687)
Excess pension
  contribution                             (1,929)        (1,608)        (1,768)
Other                                        (684)        (2,084)        (3,280)
                                          -------------------------------------
                                          $  (394)       $(1,882)       $(5,857)
                                          =====================================

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate were as follows:

                                                        Years Ended January 31,
                                                   ----------------------------
                                                   1999        1998        1997
-------------------------------------------------------------------------------
Statutory Federal
  income tax rate                                  35.0%       35.0%       35.0%
State income taxes,
  net of Federal benefit                            5.4         5.7         5.8
Foreign losses with
  no tax benefit                                    0.6         0.7         1.1
Other                                               1.1         1.6         1.3
                                                   ----------------------------
                                                   42.1%       43.0%       43.2%
                                                   ============================

P. OPERATING SEGMENTS

Effective January 31, 1999, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes revised standards for the reporting of operating segments and the related descriptive information. SFAS No. 131 also establishes new standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of a business enterprise about which separate financial information is available and is evaluated regularly by the Company's chief operating decision-maker or group in deciding how to allocate resources and assess performance. The Company's chief operating decision-making group consists of the Executive Officers of the Company.

The Company operates its business in three reportable segments: U.S. Retail, International Retail and Direct Marketing (see Management's Discussion and Analysis of Financial Condition and Results of Operations for an overview of the Company's business). The Company's reportable segments represent channels of distribution that offer similar merchandise and service and marketing and distribution strategies. The Company's Executive Officers evaluate the performance of its operating segments on the basis of net sales and earnings from operations after the elimination of intersegment sales and transfers. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note A).

The Company's products are primarily sold in more than 100 TIFFANY & CO. stores and boutiques in key markets around the world, as well as in select fine jewelry and department stores. In Japan, the Company's largest international operation, net sales accounted for 27% of the Company's net sales for the years ended January 31, 1999, 1998 and 1997. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.


                                              Tiffany & Co. and Subsidiaries  39

Certain information relating to the Company's reportable operating segments is set forth below:

                                                         Years Ended January 31,
                                    --------------------------------------------
(in thousands)                            1999             1998             1997
--------------------------------------------------------------------------------
Net sales:
  U.S. Retail                       $  590,666       $  491,459       $  424,185
  International
   Retail                              462,474          421,054          397,341
  Direct
   Marketing                           116,104          105,103          100,582
                                    --------------------------------------------
                                    $1,169,244       $1,017,616       $  922,108
                                    ============================================

Earnings
from operations*:
  U.S. Retail                       $  129,636       $  102,140       $   86,960
  International
   Retail                              113,484           97,717           87,866
  Direct
   Marketing                            15,005           10,425           11,276
                                    --------------------------------------------
                                    $  258,125       $  210,282       $  186,102
                                    ============================================

* Represents earnings from operations before unallocated corporate expenses and interest and other expenses, net.

Executive Officers of the Company evaluate the performance of the Company's assets on a consolidated basis. Therefore, separate financial information for the Company's assets on a segment basis is not available. For the years ended January 31, 1999, 1998 and 1997, total assets were $1,057,023,000, $827,067,000 and $739,418,000.

The following table sets forth reconciliations of the reportable segments' earnings from operations to the Company's consolidated earnings before income taxes:

                                                        Years Ended January 31,
                                           ------------------------------------
(in thousands)                                 1999          1998          1997
-------------------------------------------------------------------------------
Earnings from
  operations
  for reportable
  segments                                 $258,125      $210,282      $186,102

Unallocated
  corporate
  expenses                                  (97,003)      (76,860)      (76,689)

Interest and other
  expenses, net                              (5,474)       (5,664)       (6,527)
                                           ------------------------------------
Earnings before
  income taxes                             $155,648      $127,758      $102,886
                                           ====================================

Sales to unaffiliated customers and long-lived assets, by geographic area, were as follows:

GEOGRAPHIC AREAS

                                                         Years Ended January 31,
                                      ------------------------------------------
(in thousands)                              1999            1998            1997
--------------------------------------------------------------------------------
Net sales:
  United States                       $  735,354      $  629,436      $  565,552
  Japan                                  312,204         270,472         246,552
  Other areas                            121,686         117,708         110,004
                                      ------------------------------------------
                                      $1,169,244      $1,017,616      $  922,108
                                      ==========================================
Long-lived assets:
  United States                       $  188,482      $  146,676      $  119,291
  Japan                                    4,887           4,279           5,142
  Other areas                             17,727          19,000          19,178
                                      ------------------------------------------
                                      $  211,096      $  169,955      $  143,611
                                      ==========================================

CLASSES OF SIMILAR PRODUCTS

                                                         Years Ended January 31,
                                    --------------------------------------------
(in thousands)                            1999             1998             1997
--------------------------------------------------------------------------------
Net sales:
  Jewelry                           $  861,443       $  739,201       $  649,172
  Timepieces,
   tableware
   and other                           307,801          278,415          272,936
                                    --------------------------------------------
                                    $1,169,244       $1,017,616       $  922,108
                                    ============================================


40  Tiffany & Co. and Subsidiaries

Q. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                           1998 Quarter Ended
                                                ---------------------------------------------
(in thousands, except per share amounts)        April 30    July 31   October 31   January 31
---------------------------------------------------------------------------------------------
Net sales                                       $226,159   $247,722     $252,560     $442,803
Gross profit                                     121,008    135,686      138,592      259,011
Earnings from operations                          20,466     24,980       22,455       93,221
Net earnings                                      11,120     13,525       12,122       53,295

Net earnings per share*:
  Basic                                         $   0.32   $   0.38     $   0.35     $   1.54
                                                =============================================
  Diluted                                       $   0.31   $   0.37     $   0.34     $   1.49
                                                =============================================

                                                                           1997 Quarter Ended
                                                ---------------------------------------------
(in thousands, except per share amounts)        April 30    July 31   October 31   January 31
---------------------------------------------------------------------------------------------
Net sales                                       $199,699   $217,149     $233,074     $367,694
Gross profit                                     106,254    116,627      126,879      214,448
Earnings from operations                          16,703     19,245       21,426       76,048
Net earnings                                       8,880     10,380       11,463       42,099

Net earnings per share*:
  Basic                                         $   0.26   $   0.30     $   0.33     $   1.20
                                                =============================================
  Diluted                                       $   0.25   $   0.29     $   0.32     $   1.17
                                                =============================================

* Basic and diluted earnings per share have been retroactively restated to comply with the Financial Accounting Standards Board's SFAS No. 128, "Earnings Per Share," adopted by the Company in 1997 (see Notes A and G).

The sum of the quarterly net earnings per share amounts may not equal the full-year amount since the computations of the weighted average number of common-equivalent shares outstanding for each quarter and the full year are made independently.


                                              Tiffany & Co. and Subsidiaries  41

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

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Independent Accountants. Their report is shown on this page.

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


/s/ William R. Chaney

William R. Chaney
Chairman of the Board


/s/ Michael J. Kowalski

Michael J. Kowalski
President and Chief Executive Officer


/s/ James N. Fernandez

James N. Fernandez
Executive Vice President and Chief


REPORT OF INDEPENDENT ACCOUNTANTS
To the Shareholders and
Board of Directors of Tiffany & Co.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Tiffany & Co. and Subsidiaries at January 31, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
March 2, 1999


42 Tiffany & Co. and Subsidiaries