Form 10-K, Exhibit 13
period 2000-01-31
TIFFANY & CO
filed 2000-04-07
CIK 98246

                                                                    Exhibit 13.1


                             SELECTED FINANCIAL DATA

The following table sets forth selected financial data which have been derived from the Company's audited financial statements for 1990-1999. All references to years relate to the fiscal year that ends on January 31 of the following calendar year. Diluted earnings (loss) per share and the weighted average number of common shares have been retroactively adjusted to comply with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 128, "Earnings Per Share." During 1993, the Company realigned its operations in Japan which resulted in a charge of $57,500,000 and had the effect of reducing net earnings by $32,700,000 (net of an income tax benefit of $24,800,000). All share and per share data have been retroactively adjusted to reflect the two-for-one split in 1999 and 1996 of the Company's Common Stock effected in the form of a share distribution ("stock dividend"):

(in thousands, except per share amounts, percentages and employees)        1999             1998            1997
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS DATA
 Net sales                                                           $1,461,857       $1,169,244      $1,017,616
 Gross profit                                                           853,845          654,297         564,208
 Earnings (loss) from operations                                        256,883          161,122         133,422
 Earnings (loss) before accounting change                               145,679           90,062          72,822
 Earnings (loss) per share before accounting change (diluted)              1.95             1.25           1.01
 Weighted average number of common shares (diluted)                      74,833           71,968          72,208
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET AND CASH FLOW DATA
 Total assets                                                        $1,343,562       $1,057,023    $    827,067
 Cash and cash equivalents                                              216,936          188,593         107,252
 Inventories                                                            504,800          481,439         386,431
 Working capital                                                        610,685          522,927         381,084
 Net cash provided by (used in) operations                              230,351           80,178          29,652
 Capital expenditures                                                   171,237           62,821          50,565
 Short-term borrowings                                                   20,646           97,370          90,054
 Long-term debt                                                         249,581          194,420          90,930
 Stockholders' equity                                                   757,076          516,453         443,724
 Stockholders' equity per share                                           10.45             7.43            6.35
 Cash dividends per share                                                 0.225            0.170           0.130
------------------------------------------------------------------------------------------------------------------------------------
RATIO ANALYSIS
 As a percentage of net sales:
   Earnings (loss) from operations                                         17.6%            13.8%           13.1%
   Earnings (loss) before accounting change                                10.0%             7.7%            7.2%
 Current ratio                                                            3.2:1            2.8:1           2.5:1
 Return on average assets                                                  12.1%             9.6%            9.3%
 Net-debt as a percentage of total capital                                  6.6%            16.7%           14.2%
 Return on average stockholders' equity                                    22.9%            18.8%           17.7%

 Number of employees                                                      5,368            4,845           4,360


Tiffany & Co. and Subsidiaries         14

                                   NET SALES

                                  [BAR CHART]

                                 Compound Annual
                               Growth Rate = 16%

1995          1996         1997       1998        1999
 +18%          +15%         +10%       +15%        +25%


                                  NET EARNINGS

                                  [BAR CHART]

                                Compound Annual
                               Growth Rate = 38%

1995          1996         1997       1998        1999
 +34%          +49%         +25%       +24%        +62%


     1996              1995              1994              1993             1992              1991             1990
-------------------------------------------------------------------------------------------------------------------

 $922,108          $803,292          $682,831          $566,501         $486,396          $491,906         $455,712
  499,694           427,370           358,202           232,882          237,033           243,009          223,600
  109,413            80,013            64,655           (10,029)          26,741            61,028           67,806
   58,439            39,215            29,341           (10,242)          15,712            31,805           36,661
     0.82              0.61              0.46            (0.16)             0.25             0.50              0.59
   71,380            68,040            67,164            66,696           66,716            66,472           62,776
-------------------------------------------------------------------------------------------------------------------

 $739,418          $654,257          $556,672          $504,409         $419,355          $394,882         $307,268
  117,161            81,966            44,318             4,994            6,672             3,972            4,643
  335,389           311,252           270,075           262,282          224,151           213,435          173,964
  342,511           284,102           242,779           212,266          199,334           159,466          131,219
   24,784            35,981            65,930           (19,125)          (4,935)           (3,617)          14,320
   39,884            26,455            19,227            18,103           22,754            41,385           24,835
   76,338            78,967            60,696            59,289           22,458            43,566           31,046
   92,675           101,500           101,500           101,500          101,500            50,000           18,226
  378,264           264,378           221,697           189,081          204,806           200,039          176,183
     5.48              4.13              3.53              3.02             3.28              3.15             2.81
    0.093             0.070             0.070             0.070            0.070             0.070            0.065
-------------------------------------------------------------------------------------------------------------------

     11.9%             10.0%              9.5%            (1.8)%             5.5%             12.4%            14.9%
      6.3%              4.9%              4.3%            (1.8)%             3.2%              6.5%             8.0%
    2.5:1             2.3:1             2.5:1            2.4:1             3.1:1             2.3:1            2.3:1
      8.4%              6.5%              5.5%            (2.2)%             3.9%              7.3%            13.5%
     12.1%             27.1%             34.7%            45.2 %            36.4%             30.9%            20.2%
     18.2%             16.1%             14.3%            (5.2)%             7.8%             13.5%            23.5%

    3,892             3,656             3,306             3,133            2,865              2,735           2,379



                                       15         Tiffany & Co. and Subsidiaries

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

OVERVIEW

The Company operates three channels of distribution. U.S. Retail includes retail sales in Company-operated stores in the U.S. and wholesale sales of fragrance and other products to independent retailers in the Americas. International Retail includes retail sales in Company-operated stores and boutiques, corporate sales and wholesale sales to independent retailers and distributors in the Asia-Pacific region, Europe, Canada, the Middle East and Latin America. Direct Marketing includes corporate (business-to-business), catalog and Internet sales in the U.S.

All references to years relate to fiscal years ended on January 31 of the following calendar year.

Net sales increased 25% in 1999 and 15% in 1998. Net earnings rose 62% in 1999 and 24% in 1998 due to sales growth and improved operating margins.

The following table highlights certain operating data as a percentage of net sales:

                         1999       1998       1997
----------------------------------------------------
Net sales               100.0%     100.0%     100.0%
Cost of sales            41.6       44.0       44.6
                        ----------------------------
Gross profit             58.4       56.0       55.4
Selling, general
  and administrative
  expenses               40.8       42.2       42.3
                        ----------------------------
Earnings from
  operations             17.6       13.8       13.1
Other expenses, net       0.6        0.5        0.5
                        ----------------------------
Earnings before
  income taxes           17.0       13.3       12.6
Provision for
  income taxes            7.0        5.6        5.4
                        ----------------------------
Net earnings             10.0%       7.7%       7.2%
                        ============================

NET SALES

Net sales by channel of distribution were as follows:

(in thousands)       1999        1998         1997
---------------------------------------------------
U.S. Retail    $  741,314   $ 590,666   $  491,459
International
  Retail          589,607     462,474      421,054
Direct
  Marketing       130,936     116,104      105,103
                ----------------------------------
               $1,461,857   $1,169,244  $1,017,616
               ===================================




(percentage of net sales)       1999       1998        1997
------------------------------------------------------------
U.S. Retail                       51%        50%         48%
International
  Retail                          40         40          42
Direct
  Marketing                        9         10          10
                                ----------------------------
                                 100%       100%        100%
                                ============================

U.S. Retail sales rose 26% in 1999 and 20% in 1998. Comparable store sales increases of 20% in 1999 and 10% in 1998 were due to sales growth throughout the U.S. Sales in the flagship Fifth Avenue store in New York rose 14% in 1999 and 3% in 1998, and represented 13%, 14% and 16% of net sales in 1999, 1998 and 1997. Comparable branch store sales rose 22% in 1999 and 13% in 1998. Comparable store sales growth in both years was primarily due to an increased number of sales transactions. Domestic customers, who account for the largest portion of sales demand, generated most of the comparable store sales growth, although sales to foreign tourists increased as a percentage of U.S. Retail sales in 1999 following a decline in 1998. The Company added four new U.S. stores in 1999 and six new stores in 1998. The Company's growth plan includes opening three to five new U.S. stores each year in new and/or existing markets.

Wholesale sales of non-fragrance products to independent retailers in the U.S., which have been included in the U.S. Retail channel, represented less than 2% of net sales in 1999. Effective January 2000, the Company discontinued such business in order to focus on Company-operated retail stores in the U.S. In connection with this decision, the Company recorded as a reduction of gross profit a reserve of $3,000,000 for estimated product returns and a charge to Selling,


Tiffany & Co. and Subsidiaries         16
general and administrative expenses of $3,146,000, primarily relating to the write-off of unrecoverable store fixtures maintained by such customers. Management does not expect this decision to significantly impact the Company's financial position, earnings or cash flows.

International Retail sales increased 27% in 1999 and 10% in 1998. On a constant-exchange rate basis, which excludes the effect of translating local-currency-denominated sales at fluctuating exchange rates into U.S. dollars, International Retail sales increased 17% in 1999 and 14% in 1998.

Japan represented 28%, 27% and 27% of consolidated net sales in 1999, 1998 and 1997. Total retail sales in local currency rose 13% in 1999 and 20% in 1998. Comparable store sales in local currency rose 13% in 1999 and 15% in 1998 due to sales growth throughout Japan. Two new boutiques were opened in Japanese department stores in both 1999 and 1998, five existing boutiques and the Tokyo Ginza flagship store were renovated and expanded in 1999 and two older boutiques were closed in 1999. The Company's plans include opening one or two new locations in Japan each year and renovating and/or expanding some existing locations.

The Company's reported sales and earnings reflect either a translation-related benefit from a strengthening Japanese yen or a detriment from a strengthening U.S. dollar. As a result of a strengthened yen in 1999 and, conversely, a strengthened U.S. dollar in 1998, total Japan sales, when translated into U.S. dollars, rose 29% in 1999 and 16% in 1998. The Company's hedging program (see Financial Condition -- Market Risk) uses yen put options to stabilize product costs over the short-term despite exchange rate fluctuations (see Note J to Consolidated Financial Statements). However, as a result of changes in the relationship between the yen and the dollar, the Company adjusts its retail prices in Japan from time to time to maintain its gross margin over the longer term.

The Asia-Pacific region outside Japan represented 7%, 6% and 8% of net sales in 1999, 1998 and 1997. Local-currency-denominated comparable store sales in Company-operated locations increased 36% in 1999 following a decline of 7% in 1998. Management attributes increased sales in 1999 to improving local economies and increased sales to foreign travelers.

Europe represented 4% of net sales in 1999, 1998 and 1997. Comparable store sales in local currencies rose 26% in 1999 and 16% in 1998, due to particularly strong growth in London. The Company opened a store in Paris in November 1999. Effective July 2000, the Company will discontinue wholesale distribution of jewelry, watches and accessories in Europe in order to focus on Company-operated stores. Management does not expect this decision to significantly impact the Company's financial position, earnings or cash flows.

Direct Marketing sales increased 13% in 1999 and 10% in 1998 primarily due to a greater number of transactions. Corporate division sales (representing the largest portion of this channel) rose 9% in 1999 and 6% in 1998. Combined catalog and Internet sales rose 18% in 1999 (Internet sales commenced in November 1999), while catalog sales rose 18% in 1998. Catalog mailings and the response rate (number of orders received as a percentage of catalogs mailed) were 26.0 million and 1.4% in 1999, 24.3 million and 1.4% in 1998 and 21.4 million and 1.3% in 1997. The Company is focusing on improving the productivity of catalog circulation and plans to slightly reduce overall mailings in 2000.

GROSS PROFIT

Gross profit as a percentage of net sales increased in both 1999 and 1998. Management attributes the increases to favorable shifts in sales mix and the leveraging of fixed costs, as well as product manufacturing/sourcing efficiencies and selective price increases. In order to maintain gross margin in the future at or above prior year levels, the Company will selectively increase prices and plans to achieve further product manufacturing/sourcing efficiencies and leverage upon its fixed costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") increased 21% in 1999 and 14% in 1998, primarily due to incremental occupancy, staffing and marketing expenses related to the Company's worldwide expansion program, as well as to sales-related variable expenses. In addition, the Japanese yen


                                       17         Tiffany & Co. and Subsidiaries
strengthened in 1999 after weakening in 1998 and, as a result, the rate of overall expense growth increased in 1999 after moderating in 1998 due to the effect of translating yen-denominated expenses into U.S. dollars. The ratio of SG&A to net sales improved in 1999 and 1998 and management's ongoing objective is to further reduce this ratio by leveraging the Company's fixed-expense base.

EARNINGS FROM OPERATIONS

Earnings from operations rose 59% in 1999 and 21% in 1998 and the ratios of earnings from operations to net sales improved in both years. On a reportable operating segment basis (see Note Q to Consolidated Financial Statements), the ratios of earnings from operations to net sales improved in each segment in 1999 and 1998 and were as follows: U.S. Retail was 24.0%, 21.5% and 20.1% in 1999, 1998 and 1997; International Retail was 25.5%, 23.9% and 22.2% in 1999, 1998 and
1997; and Direct Marketing was 18.1%, 13.3% and 11.9% in 1999, 1998 and 1997.
The improvements in each segment were due to sales growth, higher gross margin and leveraging fixed expenses.

INTEREST EXPENSE AND FINANCING COSTS

Interest expense rose in 1999 and 1998 primarily due to a $100,000,000 long-term financing in December 1998 and the Common Stock repurchase program, as well as increases in working capital. Based on current plans, as well as the annualization of the interest cost of a five-year loan in Japan entered into in October 1999 and the cash purchase of the land and building housing its flagship store at Fifth Avenue and 57th Street in New York City (the "New York store") in November 1999, management expects interest expense and financing costs to increase in 2000.

OTHER INCOME, NET

Other income, net, which primarily includes interest income and realized and unrealized gains (losses) on investment activities, increased in both 1999 and 1998.

PROVISION FOR INCOME TAXES

The Company's effective tax rate was 41.3% in 1999, compared with 42.1% in 1998 and 43.0% in 1997. The declining rates were largely due to shifts in the geographical business mix toward lower-tax jurisdictions.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which requires that an entity recognize all derivative instruments as either assets or liabilities on its balance sheet at fair value. Gains and losses resulting from changes in the fair value of derivatives are recorded each period in current or comprehensive earnings, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in comprehensive earnings will be reclassified to earnings in the period in which the earnings are affected by the hedged item. Following the issuance of SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities," in June 1999, which deferred the effective date of SFAS No. 133, the Company will provide the required disclosures in its financial statements for the fiscal year ending January 31, 2002. Based on its current operations and hedging strategies, the Company does not expect the adoption of this standard to have a significant impact on its financial position, earnings or cash flows.

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


Tiffany & Co. and Subsidiaries         18
withdrawn from circulation. The Company is addressing the issues raised by the Euro currency conversion. These issues include the need to adapt and modify information technology systems, business processes and equipment to accommodate Euro-denominated transactions. The Company's policy is to maintain uniform pricing among the member countries and, as a result, management does not anticipate that the conversion to the Euro will significantly impact the financial position, results of operations or liquidity of the Company's European businesses.

YEAR 2000

The Company took steps to ensure that its operations would not be adversely affected by the failure of systems and equipment to process date-sensitive calculations using the year 2000. Conversion efforts were successful and no significant disruptions occurred to the Company's systems or operations in January 2000. In addition to the cost of internal resources, the Company's total cost for third-party service providers to achieve year 2000 compliance was $1,428,000 in 1999 and $8,388,000 on a cumulative basis. Year 2000 costs for such providers were charged to operations as incurred.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal working capital requirements, which have increased due to the Company's expansion. Management believes that the Company's financial condition at January 31, 2000 provides sufficient resources to support current business activities and planned expansion.

The Company achieved net cash inflows from operating activities of $230,351,000 in 1999, $80,178,000 in 1998 and $29,652,000 in 1997. In both 1999 and 1998, the inflow was greater than the prior year due to increased net earnings and a decreased use of working capital.

Working capital (current assets less current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $610,685,000 and 3.2:1 at January 31, 2000 compared with $522,927,000 and 2.8:1 at January 31, 1999.

Accounts receivable at January 31, 2000 were 10% higher than at January 31, 1999 due to sales growth.

Inventories (which represent the largest portion of total assets) at January 31, 2000 were 5% higher than at January 31, 1999. The change was primarily affected by the opening of new stores, new product introductions and broadened product offerings especially in the engagement-jewelry category, as well as the favorable effect from improved category management and sales demand forecasting. A portion of the increase in inventories in 1999 was also due to the translation effect of a stronger Japanese yen. The Company's ongoing objectives are: to refine worldwide replenishment systems; to focus on the specialized disciplines of product development, category management and sales demand forecasting; to improve presentation and management of display inventories in each store; and to improve warehouse management and supply-chain logistics.

Capital expenditures were $171,237,000 in 1999, $62,821,000 in 1998 and
$50,565,000 in 1997. Expenditures in all three years were associated with new store openings, renovations and/or relocations of existing stores, expansion and/or renovation of administrative, distribution and manufacturing facilities and investments in new systems. In November 1999, the Company purchased its New York store. The increment between the cost of leasing and the cost of ownership is not expected to have a significant impact on earnings. Based on current plans, management expects that capital expenditures will be approximately $135,000,000 in 2000, due to costs related to openings, renovations and expansions of stores, distribution and office facilities, as well as the cost related to construction of a jewelry manufacturing facility in Rhode Island that is expected to commence production in spring 2001.

In July 1999, the Company made a strategic investment in Aber Resources Ltd. ("Aber"), a publicly-traded company headquartered in Canada, by purchasing 8


                                       19         Tiffany & Co. and Subsidiaries
million shares of its common stock at a cost of $70,636,000, representing approximately 14.9% of Aber's outstanding shares. Aber holds a 40% interest in the Diavik Diamonds Project in Canada's Northwest Territories, an operation being developed to mine gem-quality reserves. Production is expected to commence in 2003. In addition, the Company plans to form a joint venture and enter into a diamond-purchase agreement with Aber. It is expected that this commercial relationship will enable the Company to secure a considerable portion of its future diamond needs (see Note C to Consolidated Financial Statements).

Cash dividends were $16,083,000 in 1999, $11,897,000 in 1998 and $9,097,000 in
1997. The Board of Directors declared a 33% increase in May 1999 and a 29% increase in May 1998 in the quarterly dividend rates, which became effective in July 1999 and 1998. The dividend payout ratio (dividends as a percentage of net earnings) was 11% in 1999, 13% in 1998 and 12% in 1997. The Company expects to continue to retain the majority of its earnings to support its business and future expansion.

In November 1997, the Board of Directors authorized the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period. The timing and actual number of shares to be purchased depends on a variety of factors such as price and other market conditions. In 1999, the Company did not repurchase any shares. In 1998, the Company repurchased and retired 1,597,200 shares of its Common Stock at an aggregate cost of $30,035,000, or an average cost of $18.80 per share. In 1997, the Company repurchased and retired 450,000 shares of its Common Stock at an aggregate cost of $8,672,000, or an average cost of $19.27 per share. Shares and per share data have been adjusted for the July 1999 two-for-one split of the Company's Common Stock.

In July 1999, the Company issued 1,450,000 shares of its Common Stock at a price of $49.375 per share, resulting in net proceeds of $71,426,000. The net proceeds from the issuance were added to the Company's working capital and have been used to support strategic initiatives and ongoing business expansion.

Net-debt (short-term borrowings plus long-term debt less cash and cash equivalents) and the corresponding ratio of net-debt as a percentage of total capital (net-debt plus stockholders' equity) were $53,291,000 and 7% at January 31, 2000 versus $103,197,000 and 17% at January 31, 1999.

In October 1999, the Company entered into a yen 5,500,000,000 five-year loan agreement, bearing interest at the six-month Japanese LIBOR plus 50 basis points, adjusted every six months (the "floating rate"). The proceeds from this loan were used to reduce short-term indebtedness in Japan. Concurrently, the Company entered into a yen 5,500,000,000 five-year interest rate swap agreement whereby the Company will pay a fixed rate of 1.815% and receive the floating rate.

In December 1998, the Company, in private transactions with various institutional lenders, issued, at par, $60,000,000 principal amount 6.90% Series A Senior Notes Due 2008 and $40,000,000 principal amount 7.05% Series B Senior Notes Due 2010. The proceeds of these new issuances were used by the Company as working capital and to refinance a portion of outstanding short-term indebtedness under the Company's revolving credit facility.

In April 1998, the Company's $130,000,000 multi-currency revolving credit facility (the "Credit Facility") was amended to increase the amount the Company is entitled to borrow to $160,000,000 and to increase the number of participating banks from four to five. The amended Credit Facility entitles the Company to borrow $31,250,000 on a pro-rata basis from each of three banks, $30,000,000 from one bank and $36,250,000 from an agent bank. All borrowings are at interest rates based on a prime rate or a reserve-adjusted LIBOR. The Credit Facility expires on June 30, 2002. Management anticipates that internally-generated cash flows and funds available under the revolving credit facility will be sufficient to support the Company's planned worldwide business expansion and the seasonal working capital increases that are typically required during the third and fourth quarters of the year.


Tiffany & Co. and Subsidiaries         20

MARKET RISK

The Company is exposed to market risk from fluctuations in foreign currency exchange rates and interest rates, which could impact its consolidated financial position, results of operations and cash flows. The Company manages its exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading or speculative purposes, and does not maintain such instruments that may expose the Company to significant market risk.

The Company uses foreign currency-purchased put options and, to a lesser extent, foreign-exchange forward contracts to minimize the impact of a significant strengthening of the U.S. dollar on foreign currency denominated transactions. Gains or losses on these instruments substantially offset losses or gains on the assets, liabilities and transactions being hedged. The Company's primary net foreign currency market exposure is the Japanese yen. Management does not foresee nor expect any significant changes in foreign currency exposure in the near future.

The fair value of foreign currency-purchased put options is sensitive to changes in foreign currency exchange rates. At January 31, 2000 and 1999, there were no unrealized gains on the Company's yen-purchased put options. Unrealized gains and losses from foreign currency exchange contracts are defined as the difference between the contract rate at the inception date and the current market exchange rate. If the market yen-exchange rates are stronger than the contracted exchange rates, the Company will allow the options to expire, limiting its loss to the cost of the option contract. At January 31, 2000 and 1999, a 10% appreciation in yen-exchange rates from the prevailing market rates would result in an unrealized loss equal to the cost of option contracts. At January 31, 2000 and 1999, a 10% depreciation in yen-exchange rates from the prevailing market rates would result in unrealized gains of $1,013,000 and $3,189,000.

The Company also manages its portfolio of fixed-rate debt to reduce its exposure to interest rate changes. The fair value of the Company's fixed-rate long-term debt is sensitive to interest rate changes. Interest rate changes would result in gains or losses in the market value of this debt due to differences between market interest rates and rates at the inception of the debt obligation. Based on a hypothetical immediate 100 basis point increase in interest rates at January 31, 2000 and 1999, the market value of the Company's fixed-rate long-term debt would decrease by $11,835,000 and $13,483,000. Based on a hypothetical immediate 100 basis point decrease in interest rates at January 31, 2000 and 1999, the market value of the Company's fixed-rate long-term debt would increase by $12,941,000 and $14,859,000.

The Company uses an interest rate swap to manage its yen-denominated floating rate long-term debt in order to reduce the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. The Company monitors its interest rate risk on the basis of changes in fair value. Assuming a 10% downward shift in interest rates at January 31, 2000, the potential loss for changes in fair value of the interest rate swap and the underlying debt would have been $721,000.

See Notes A, I and J to Consolidated Financial Statements for a discussion of the Company's Debt and Financial Instruments.

SEASONALITY

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.

RISK FACTORS

This document contains certain "forward-looking statements" concerning the Company's objectives and expectations with respect to store openings, catalog mailings, retail prices, gross profit, expenses, inventory performance, capital expenditures and cash flow. In


                                       21         Tiffany & Co. and Subsidiaries
addition, management makes other forward-looking statements from time to time concerning objectives and expectations. As a jeweler and specialty retailer, the Company's success in achieving its objectives and expectations is partially dependent upon economic conditions, competitive developments and consumer attitudes. However, certain assumptions are specific to the Company and/or the markets in which it operates. The following assumptions, among others, are "risk factors" which could affect the likelihood that the Company will achieve the objectives and expectations communicated by management: (i) that sales in Japan will not decline substantially; (ii) that there will not be a substantial adverse change in the exchange relationship between the Japanese yen and the U.S. dollar; (iii) that the Company's commercial relationship with Mitsukoshi, Ltd. ("Mitsukoshi") and Mitsukoshi's ability to continue as a leading department store operator in Japan will continue; (iv) that Mitsukoshi and other department store operators in Japan, in the face of declining or stagnant department store sales, will not close or consolidate stores in which TIFFANY & CO. boutiques are located; (v) that low or negative growth in the economy or in the financial markets will not occur and reduce discretionary spending on goods that are, or are perceived to be, "luxuries"; (vi) that existing product supply arrangements, including license arrangements with third-party designers Elsa Peretti and Paloma Picasso, will continue; (vii) that the wholesale market for high-quality cut diamonds will provide continuity of supply and pricing; (viii) that the investment in Aber achieves its financial and strategic objectives; (ix) that new stores and other sales locations can be leased or otherwise obtained on suitable terms in desired markets and that construction can be completed on a timely basis; (x) that new systems, particularly for inventory management, can be successfully integrated into the Company's operations, and that warehousing and distribution productivity and capacity can be further improved to support the Company's worldwide distribution requirements; and (xi) that no downturn in consumer spending will occur during the fourth quarter of any year.


Tiffany & Co. and Subsidiaries         22

REPORT OF MANAGEMENT

The Company's consolidated financial statements were prepared by management, who are responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, as such, include amounts based on management's best estimates and judgments.

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


/s/ James N. Fernandez

James N. Fernandez
Executive Vice President and Chief Financial Officer





REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Tiffany & Co.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Tiffany & Co. and Subsidiaries at January 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 29, 2000

                                                  Tiffany & Co. and Subsidiaries

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                                     Years Ended January 31,
                                                  ------------------------------------------
(in thousands, except per share amounts)                2000            1999            1998
--------------------------------------------------------------------------------------------
Net sales                                         $1,461,857      $1,169,244      $1,017,616

Cost of sales                                        608,012         514,947         453,408
                                                  ------------------------------------------

Gross profit                                         853,845         654,297         564,208

Selling, general and administrative expenses         596,962         493,175         430,786
                                                  ------------------------------------------

Earnings from operations                             256,883         161,122         133,422

Interest expense and financing costs                  15,038           9,326           8,037

Other income, net                                      6,213           3,852           2,373
                                                  ------------------------------------------

Earnings before income taxes                         248,058         155,648         127,758

Provision for income taxes                           102,379          65,586          54,936
                                                  ------------------------------------------

Net earnings                                      $  145,679      $   90,062      $   72,822
                                                  ==========================================

Net earnings per share:
  Basic                                           $     2.04      $     1.29      $     1.04
                                                  ==========================================
  Diluted                                         $     1.95      $     1.25      $     1.01
                                                  ==========================================

Weighted average number of common shares:
  Basic                                               71,484          69,930          69,906
  Diluted                                             74,833          71,968          72,208


See Notes to Consolidated financial statements.


Tiffany & Co. and Subsidiaries          24

                          CONSOLIDATED BALANCE SHEETS

                                                                                   January 31,
                                                                 -----------------------------
(in thousands)                                                          2000              1999
----------------------------------------------------------------------------------------------
ASSETS
  Current assets:
  Cash and cash equivalents                                      $   216,936       $   188,593
  Accounts receivable, less allowances of $9,716 and $8,106          119,356           108,381
  Inventories, net                                                   504,800           481,439
  Deferred income taxes                                               30,212            18,061
  Prepaid expenses and other current assets                           20,357            19,170
                                                                 -----------------------------
  Total current assets                                               891,661           815,644

  Property and equipment, net                                        322,400           189,795
  Deferred income taxes                                                6,235             9,032
  Other assets, net                                                  123,266            42,552
                                                                 -----------------------------
                                                                 $ 1,343,562       $ 1,057,023
                                                                 =============================

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
  Short-term borrowings                                          $    20,646       $    97,370
  Accounts payable and accrued liabilities                           176,101           140,660
  Income taxes payable                                                53,954            32,485
  Merchandise and other customer credits                              30,275            22,202
                                                                 -----------------------------
  Total current liabilities                                          280,976           292,717

  Long-term debt                                                     249,581           194,420
  Postretirement/employment benefit obligations                       23,165            21,539
  Other long-term liabilities                                         32,764            31,894

  Commitments and contingencies

  Stockholders' equity:
  Common Stock, $0.01 par value; authorized 120,000 shares,
   issued and outstanding 72,476 and 69,466                              725               695
  Additional paid-in capital                                         293,898           184,890
  Retained earnings                                                  473,819           344,223
  Accumulated other comprehensive loss:
   Foreign currency translation adjustments                          (11,366)          (13,355)
                                                                 -----------------------------
  Total stockholders' equity                                         757,076           516,453
                                                                 -----------------------------
                                                                 $ 1,343,562       $ 1,057,023
                                                                 =============================

See Notes to Consolidated Financial Statements.


                                        25        Tiffany & Co. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Years Ended January 31,
                                                               -----------------------------------------
(in thousands)                                                      2000            1999            1998
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                 $ 145,679       $  90,062       $  72,822
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
   Depreciation and amortization                                  41,543          29,652          22,058
   Loss on equity investment                                         193            --              --
   Provision for uncollectible accounts                            1,442           1,996           1,255
   Reduction in reserve for product return                          --            (2,580)         (3,220)
   Provision for inventories                                       3,507           6,015           6,019
   Tax benefit from exercise of stock options                     19,632           7,082           6,875
   Deferred income taxes                                          (8,980)           (618)         (1,782)
   Loss on disposal of fixed assets                                   17             435            --
   Provision for postretirement/employment benefits                1,626           1,418             930
  Changes in assets and liabilities:
   Accounts receivable                                           (12,742)         (6,179)        (18,734)
   Inventories                                                   (13,398)        (81,891)        (70,697)
   Prepaid expenses and other current assets                      (1,065)          1,865             288
   Other assets, net                                             (10,137)         (4,869)         (1,879)
   Accounts payable                                               (3,860)         10,611           4,724
   Accrued liabilities                                            37,612          10,576           8,132
   Income taxes payable                                           20,595           8,105          (1,873)
   Merchandise and other customer credits                          7,349           4,210           3,755
   Other long-term liabilities                                     1,338           4,288             979
                                                               -----------------------------------------
  Net cash provided by operating activities                      230,351          80,178          29,652
                                                               -----------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in Aber Resources Ltd.                              (70,636)           --              --
  Capital expenditures                                          (171,237)        (62,821)        (50,565)
  Acquisitions, net of liabilities assumed                        (7,031)         (8,150)           --
  Proceeds from lease incentives                                   5,316           3,952             851
                                                               -----------------------------------------
  Net cash used in investing activities                         (243,588)        (67,019)        (49,714)
                                                               -----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Common Stock                          71,426            --              --
  (Repayment of) proceeds from short-term borrowings, net        (77,676)             15          18,913
  Proceeds from issuance of long-term debt                        48,818         100,000            --
  Repurchase of Common Stock                                        --           (30,035)         (8,672)
  Proceeds from exercise of stock options                         16,380          11,073          10,046
  Cash dividends on Common Stock                                 (16,083)        (11,897)         (9,097)
                                                               -----------------------------------------
  Net cash provided by financing activities                       42,865          69,156          11,190
                                                               -----------------------------------------
  Effect of exchange rate changes on
   cash and cash equivalents                                      (1,285)           (974)         (1,037)
                                                               -----------------------------------------
  Net increase (decrease) in cash and cash equivalents            28,343          81,341          (9,909)
  Cash and cash equivalents at beginning of year                 188,593         107,252         117,161
                                                               -----------------------------------------
  Cash and cash equivalents at end of year                     $ 216,936       $ 188,593       $ 107,252
                                                               =========================================

See Notes to consolidated financial statements.


Tiffany & Co. and Subsidiaries          26

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                     Accumulated
                                            Total                          Other     Common Stock      Additional
                                     Stockholders'     Retained    Comprehensive    ---------------       Paid-in     Comprehensive
(in thousands)                             Equity      Earnings             Loss    Shares   Amount       Capital          Earnings
-----------------------------------------------------------------------------------------------------------------------------------
Balances, January 31, 1997            $   378,264   $   237,959     $   (10,085)    69,058     $690    $  149,700
Exercise of stock options                  10,046            -               -       1,152       12        10,034
Tax benefit from exercise
  of stock options                          6,875            -               -          -        -          6,875
Issuance of Common Stock
  under the Employee Profit Sharing
  and Retirement Savings Plan               1,800            -               -         100        1         1,799
Purchase and retirement of
  Common Stock                             (8,672)       (7,995)             -        (450)      (4)         (673)
Cash dividends on Common Stock             (9,097)       (9,097)             -          -        -             -
Comprehensive earnings:
  Net earnings                             72,822        72,822              -          -        -             -          $ 72,822
  Other comprehensive loss:
   Foreign currency translation
     adjustments                           (8,314)           -           (8,314)        -        -             -            (8,314)
                                                                                                                          ---------
  Comprehensive earnings                                                                                                  $ 64,508
                                                                                                                          ---------
                                      ---------------------------------------------------------------------------------------------
Balances, January 31, 1998                443,724       293,689         (18,399)    69,860      699       167,735
Exercise of stock options                  11,073            -              -        1,140       11        11,062
Tax benefit from exercise
  of stock options                          7,082            -              -           -        -          7,082
Issuance of Common Stock
  under the Employee Profit Sharing
  and Retirement Savings Plan               1,400            -               -          63        1         1,399
Purchase and retirement of
  Common Stock                            (30,035)      (27,631)             -      (1,597)     (16)       (2,388)
Cash dividends on Common Stock            (11,897)      (11,897)             -          -        -             -
Comprehensive earnings:
  Net earnings                             90,062        90,062              -          -        -             -          $ 90,062
  Other comprehensive earnings:
   Foreign currency translation
     adjustments                            5,044            -            5,044         -        -            -              5,044
                                                                                                                          ---------
  Comprehensive earnings                                                                                                  $ 95,106
                                                                                                                          ---------
                                      ---------------------------------------------------------------------------------------------
Balances, January 31, 1999                516,453       344,223         (13,355)    69,466      695       184,890
Exercise of stock options                  16,380            -               -       1,503       15        16,365
Tax benefit from exercise
  of stock options                         19,632            -               -          -        -         19,632
Issuance of Common Stock
  under the Employee Profit Sharing
  and Retirement Savings Plan               1,600            -               -          57        1         1,599
Issuance of Common Stock,
  net of issuance costs of $168            71,426            -               -       1,450       14        71,412
Cash dividends on Common Stock            (16,083)      (16,083)              _         -        -             -
Comprehensive earnings:
  Net earnings                            145,679       145,679              -          -        -             -          $145,679
  Other comprehensive earnings:
   Foreign currency translation
     adjustments                            1,989            -            1,989         -        -             -             1,989
                                                                                                                          ---------
  Comprehensive earnings                                                                                                  $147,668
                                                                                                                          ---------
                                      ---------------------------------------------------------------------------------------------
BALANCES, JANUARY 31, 2000            $   757,076   $   473,819        $(11,366)    72,476     $725      $293,898
                                      ==============================================================================================

See Notes to Consolidated Financial Statements.


                                        27        Tiffany & Co. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

The Company's fiscal year ends on January 31 of the following calendar year. References to years relate to fiscal years rather than calendar years.

BASIS OF REPORTING

The consolidated financial statements include the accounts of Tiffany & Co. and all majority-owned domestic and foreign subsidiaries (the "Company"). The equity method of accounting is used for investments in which the Company has significant influence, but not a controlling interest. Intercompany accounts, transactions and profits have been eliminated in consolidation. These statements have been prepared in accordance with accounting principles generally accepted in the United States that require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, provisions for income taxes and uncollectible accounts and the recoverability of long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and, when necessary, records the effect of any adjustments.

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

PROPERTY AND EQUIPMENT

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

GOODWILL

Goodwill represents the excess of cost over fair value of net assets acquired and is amortized over 20 years using the straight-line method. At January 31, 2000 and 1999, unamortized goodwill amounts of $10,628,000 and $11,308,000 were included in Other assets, net.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically reviews long-lived assets for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. In 1999, 1998 and 1997, there were no significant impairment losses related to long-lived assets.


Tiffany & Co. and Subsidiaries          28

FINANCIAL INSTRUMENTS

The Company manages a foreign currency hedging program intended to reduce the Company's risk in foreign currency-denominated (primarily yen) transactions. To minimize the potentially negative impact of a significant strengthening of the U.S. dollar against the yen, the Company (generally on a regular basis) enters into foreign currency-purchased put options and forward-exchange contracts that are designated as hedges of commitments to purchase merchandise and settle liabilities in foreign currencies. Unrealized gains and losses on these foreign exchange contracts are initially deferred and later recognized in earnings or as adjustments to inventories and liabilities when the related transactions are settled. The Company does not use derivative financial instruments for trading or speculative purposes.

PREOPENING COSTS

Costs associated with the opening of new retail stores are expensed in the period incurred.

ADVERTISING COSTS

Advertising costs, which include media, production and catalogs, totaled $57,300,000, $52,500,000 and $51,800,000 in 1999, 1998 and 1997. Media and
production costs are expensed as incurred, while catalog costs are expensed upon mailing.

INCOME TAXES

Income taxes are accounted for by the asset and liability method, which recognizes deferred tax assets and liabilities by applying statutory tax rates in effect in the years in which the differences are expected to reverse to differences between the book and tax bases of existing assets and liabilities. The Company, its domestic subsidiaries and its foreign branches file a consolidated Federal income tax return.

FOREIGN CURRENCY

The functional currency of the Company's foreign subsidiaries is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of other comprehensive earnings within stockholders' equity. Gains and losses resulting from foreign currency transactions are included in Other income, net.

REVENUE RECOGNITION

Sales are recognized at the "point of sale," which occurs when merchandise is sold in an "over-the-counter" transaction or upon shipment to a customer. Sales are reported net of returns. The Company maintains a reserve for potential product returns and records, as a reduction to sales, its provision for estimated product returns, which is determined based on historical experience. In 1999, 1998 and 1997, the largest portion of the Company's sales were denominated in U.S. dollars.

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

EARNINGS PER SHARE

Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of the assumed exercise of stock options.

STOCK SPLIT

In May 1999, the Board of Directors declared a two-for-one split of the Company's Common Stock, effected in the form of a share distribution (stock dividend) paid on July 21, 1999 to stockholders of record on June 23, 1999. Shares, per share and stock option data have been retroactively adjusted to reflect the split.


                                        29        Tiffany & Co. and Subsidiaries

RECLASSIFICATIONS

Certain reclassifications were made to prior years' consolidated financial statements to conform with the current year's presentation.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which requires that an entity recognize all derivative instruments as either assets or liabilities on its balance sheet at their fair value. Gains and losses resulting from changes in the fair value of derivatives are recorded each period in current or comprehensive earnings, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in comprehensive earnings will be reclassified to earnings in the period in which earnings are affected by the hedged item. Following the issuance of SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities," in June 1999, the provisions of SFAS No. 133 will be effective for the Company's financial statements for the fiscal year ending January 31, 2002 and the Company, based on its current operations and its existing foreign currency hedging activities, does not expect the adoption of this standard to have a significant impact on its financial position, earnings or cash flows.

B. ACQUISITIONS AND DISPOSITIONS

In January 2000, the Company discontinued wholesale sales of non-fragrance products to independent jewelers and department stores in the U.S. In connection with this decision, the Company recorded as a reduction of gross profit a reserve of $3,000,000 for estimated product returns and a charge to Selling, general and administrative expenses of $3,146,000, primarily relating to the write-off of unrecoverable store fixtures maintained by such customers.

In March 1999, the Company acquired the business of a TIFFANY & CO. retail boutique previously operated by Mitsukoshi, Ltd. ("Mitsukoshi"), a related party and leading Japanese department store group (see Note L), for $7,031,000. In February 1998, the Company acquired substantially all of the assets and assumed certain liabilities of another TIFFANY & CO. retail boutique previously operated by Mitsukoshi for $8,150,000 plus contingent payments based on operating performance over a five-year period. These acquisitions were accounted for under the purchase method and, accordingly, the assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill.

C. INVESTMENTS

In July 1999, the Company made a strategic investment in Aber Resources Ltd. ("Aber"), a publicly-traded company headquartered in Canada, by purchasing 8 million shares of its common stock at a cost of $70,636,000, representing approximately 14.9% of Aber's outstanding shares. Aber holds a 40% interest in the Diavik Diamonds Project in Canada's Northwest Territories, an operation being developed to mine gem-quality diamond reserves. Production is expected to commence in 2003. On January 31, 2000, the Company's investment in Aber had an aggregate market value of $46,000,000, and such decline is considered temporary. This investment is included in Other assets, net and has been allocated between the Company's interest in the net book value of Aber, $21,446,000, and the mineral rights obtained, $49,190,000. The amount allocated to the Company's interest in the net book value of Aber is being accounted for under the equity method based upon the Company's significant influence including representation on Aber's Board of Directors. The Company's share of Aber's results from operations has been included in Other income, net and amounted to a loss of $193,000. Depletion of the mineral rights will be recorded as a charge to cost of sales based on the projected units of production method and will commence once production starts.

In addition, prior to the start of production, the Company plans to form a joint venture with Aber and enter into a diamond purchase agreement whereby the Company shall have the obligation to purchase, subject to the Company's quality standards, a mini-


Tiffany & Co. and Subsidiaries          30
mum of $50,000,000 of diamonds per year for 10 years. It is expected that this commercial relationship will enable the Company to secure a considerable portion of its future diamond needs.

D. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information:

                                                         Years Ended January 31,
                                             -----------------------------------
(in thousands)                                  2000          1999          1998
--------------------------------------------------------------------------------
Cash paid during the year for:
  Interest                                   $14,052       $ 7,806       $ 7,242
                                             -----------------------------------
  Income taxes                               $67,451       $47,625       $49,827
                                             ===================================

Details of businesses acquired in purchase transactions:

                                                       Years Ended January 31,
                                    ------------------------------------------
(in thousands)                          2000              1999            1998
------------------------------------------------------------------------------
Fair value of
  assets acquired                   $  7,048          $ 12,302          $   --
Liabilities assumed                      (17)           (4,152)             --
                                    ------------------------------------------
Net cash paid for
  acquisitions                      $  7,031          $  8,150          $   --
                                    ==========================================

Supplemental Noncash Investing and Financing Activities:

                                                         Years Ended January 31,
                                          --------------------------------------
(in thousands)                              2000            1999            1998
--------------------------------------------------------------------------------
Issuance of
  Common Stock
  for the Employee
  Profit Sharing
  and Retirement
  Savings Plan                            $1,600          $1,400          $1,800
                                          ======================================

E. INVENTORIES

                                                                    January 31,
                                               --------------------------------
(in thousands)                                      2000                   1999
-------------------------------------------------------------------------------
Finished goods                                 $ 438,499              $ 413,371
Raw materials                                     62,116                 66,258
Work-in-process                                    6,810                  3,599
                                               --------------------------------
                                                 507,425                483,228
Reserves                                          (2,625)                (1,789)
                                               --------------------------------
                                               $ 504,800              $ 481,439
                                               ================================

LIFO-based inventories at January 31, 2000 and 1999 were $377,588,000 and $363,322,000 with the current cost exceeding the LIFO inventory value by $13,492,000 and $15,870,000. The LIFO valuation method had the effect of increasing diluted earnings per share by $0.02 for the year ended January 31, 2000, had no effect for the year ended January 31, 1999 and had the effect of decreasing diluted earnings per share by $0.01 for the year ended January 31, 1998.

F. PROPERTY AND EQUIPMENT

In November 1999, the Company purchased the land and building housing its flagship store at Fifth Avenue and 57th Street, New York City. In January 2000, the Company purchased land for a manufacturing facility in Rhode Island.

                                                                    January 31,
                                                 ------------------------------
(in thousands)                                        2000                 1999
-------------------------------------------------------------------------------
Land                                             $  38,998            $      50
Buildings                                           62,025                 --
Leasehold improvements                             191,865              157,193
Office equipment                                   158,556               68,526
Machinery and
  equipment                                         23,077               84,299
                                                 ------------------------------
                                                   474,521              310,068
Accumulated depreciation
  and amortization                                (152,121)            (120,273)
                                                 ------------------------------
                                                 $ 322,400            $ 189,795
                                                 ==============================

The provision for depreciation and amortization for the years ended January 31, 2000, 1999 and 1998 was $41,161,000, $29,347,000 and $22,745,000.

G. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                     January 31,
                                                     ---------------------------
(in thousands)                                           2000               1999
--------------------------------------------------------------------------------
Accounts payable - trade                             $ 61,788           $ 63,117
Accrued compensation
  and commissions                                      33,018             19,994
Accrued sales and
  withholding taxes                                    14,360              7,570
Other                                                  66,935             49,979
                                                     ---------------------------
                                                     $176,101           $140,660
                                                     ===========================


                                        31        Tiffany & Co. and Subsidiaries

H. EARNINGS PER SHARE

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted earnings per share ("EPS") computations:

                                   Years Ended January 31,
                          ----------------------------------------
(in thousands)                2000            1999            1998
------------------------------------------------------------------
Net earnings
  for basic and
  diluted EPS             $145,679        $ 90,062        $ 72,822
                          ----------------------------------------
Weighted average
  shares for
  basic EPS                 71,484          69,930          69,906

Incremental shares
  upon conversions
  of stock options           3,349           2,038           2,302
                          ----------------------------------------
Weighted average
  shares for
  diluted EPS               74,833          71,968          72,208
                          ========================================

I. DEBT

                                       January 31,
                                ------------------------
(in thousands)                      2000            1999
--------------------------------------------------------
Short-term borrowings           $ 20,646        $ 97,370
Long-term debt:
  Variable rate yen loan          51,376              --
  6.90% Series A
    Senior Notes                  60,000          60,000
  7.05% Series B
    Senior Notes                  40,000          40,000
  4.50% yen loan                  46,705          42,920
  7.52% Senior Notes              51,500          51,500
                                ------------------------
                                $270,227        $291,790
                                ========================

In October 1999, the Company entered into a yen 5,500,000,000, five-year loan agreement due 2004, bearing interest at a variable rate. The interest rate at January 31, 2000 was 0.73% and is based upon the six-month Japanese LIBOR plus 50 basis points and is reset every six months (the "floating rate"). The proceeds from this loan were used to reduce short-term indebtedness in Japan. Concurrently, the Company entered into a five-year, yen 5,500,000,000 interest rate swap agreement, whereby the Company will pay a fixed rate of interest of 1.815% and will receive the floating rate on the yen 5,500,000,000 loan. The interest rate swap agreement had the effect of increasing interest expense by $156,000 for the year ended January 31, 2000. The fair value of the interest rate swap was $495,000 at January 31, 2000 and was based upon the amount the Company would expect to pay to terminate the agreement.

In December 1998, the Company, in private transactions with various institutional lenders, issued, at par, $60,000,000 principal amount 6.90% Series A Senior Notes Due 2008 and $40,000,000 principal amount 7.05% Series B Senior Notes Due 2010. The proceeds of these issuances were used by the Company for working capital and to refinance a portion of outstanding short-term indebtedness under the Company's revolving credit facility. The Note Purchase Agreements evidencing these transactions require lump sum repayments upon maturity, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary in such circumstances.

In April 1998, the Company's $130,000,000 multicurrency revolving credit facility (the "Credit Facility") was amended to increase the amount to $160,000,000. The Company is entitled to borrow under the Credit Facility as follows: $31,250,000 on a pro-rata basis from each of three banks, $30,000,000 from one bank and $36,250,000 from an agent bank. All borrowings are at interest rates based on a prime rate or a reserve-adjusted LIBOR and are affected by local borrowing conditions. The Credit Facility expires on June 30, 2002. At January 31, 2000 and 1999, the amounts outstanding under the Credit Facility were $19,795,000 and $96,823,000 with interest rates ranging from 0.30% to 8.30% and 0.51% to 21.00%. The weighted average interest rates for the Credit Facility were 1.43% and 2.10% for the years ended January 31, 2000 and 1999.

The Credit Facility requires the payment of an annual fee based on the total amount of available credit and contains covenants that require maintenance of certain debt/equity and interest coverage ratios, as well as other requirements customary to loan facilities of this nature.


Tiffany & Co. and Subsidiaries          32

In April 1996, the Company entered into a yen 5,000,000,000, 15-year loan agreement due 2011 bearing interest at a rate of 4.50%. The proceeds from this loan were used for working capital and construction costs associated with the Company's flagship store in Tokyo, which opened in 1996, as well as to reduce short-term indebtedness in Japan.

In 1992, the Company entered into agreements with a group of lenders to issue, at par, $51,500,000 of 7.52% Senior Notes Due 2003. The Note Purchase Agreements require lump sum repayments upon maturity, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary in such circumstances.

The fair value of the 7.52% Senior Notes at January 31, 2000 and 1999 was approximately $50,678,000 and $53,766,000. The fair value of the 6.90% Series A Senior Notes at January 31, 2000 and 1999 was approximately $54,250,000 and $60,636,000. The fair value of the 7.05% Series B Senior Notes at January 31, 2000 and 1999 was approximately $35,533,000 and $40,476,000. The fair values of the Senior Notes and the Series A and Series B Senior Notes were determined using the quoted market prices of debt instruments with similar terms and maturities. The fair value of the 4.50% yen long-term debt was $55,263,000 and $50,770,000 at January 31, 2000 and 1999. The fair value of the yen variable rate long-term debt was $51,376,000 at January 31, 2000. The fair values of the yen debt were based upon discounted cash flow analysis for securities with similar characteristics.

J. FINANCIAL INSTRUMENTS

In the normal course of business, the Company uses various financial instruments, including derivative financial instruments, for purposes other than trading. The Company does not use derivative financial instruments for speculative purposes. These instruments include interest rate swap agreements, foreign currency-purchased put options and forward foreign exchange contracts.

The Company's foreign subsidiaries and branches satisfy all of their inventory requirements by purchasing merchandise from the Company's New York subsidiary. All inventory purchases are payable in U.S. dollars. Accordingly, the foreign subsidiaries and branches have foreign exchange risk that may be hedged. To mitigate this risk, the Company manages a foreign currency hedging program intended to reduce the Company's risk in foreign currency-denominated (primarily yen) transactions associated with its New York subsidiary (see Note
A).

To minimize the potentially negative impact of a significant strengthening of the U.S. dollar against the yen, the Company enters into yen-purchased put options (the "options") on behalf of its Japanese subsidiary which are designated as hedges of commitments to purchase merchandise in U.S. dollars. At January 31, 2000, the Company had outstanding options maturing at various dates through January 24, 2001, giving it the right, but not the obligation, to sell yen 12,726,000,000 at predetermined contract-exchange rates. If the market yen-exchange rates at maturity are below the contracted rates, the Company will allow the options to expire. Unrealized gains relating to the Company's options are initially deferred and later recognized in earnings when realized. Recognized gains on the Company's options were $2,446,000, $7,731,000 and $6,374,000 in 1999, 1998 and 1997 with unamortized gains totaling $59,000, $2,386,000 and $3,918,000 for those years. At January 31, 2000, there were no deferred unrealized gains on the Company's options. The fair value of the options was $1,308,000 and $2,134,000 at January 31, 2000 and 1999. The fair value of the options was determined using quoted market prices for these instruments.

At January 31, 2000 and 1999, the Company also had $6,676,000 and $5,917,000 of outstanding forward exchange yen contracts, which subsequently matured on February 28, 2000 and February 26, 1999, to support the settlement of merchandise liabilities for the Company's business in Japan. Due to the short-term nature of the Company's forward-exchange contracts and the lack of significant fluctuations between currencies, the book value of the underlying assets and liabilities approximates fair value. The Company's pretax expense related to its hedging program was $2,864,000, $3,455,000 and $1,631,000 in 1999, 1998 and 1997.


                                     33          Tiffany & Co. and Subsidiaries

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

In July 1995, the Company entered into an operating lease agreement under which the Company leases its New Jersey distribution facility and office space containing certain store support functions. Under the agreement, the lessor purchased property and developed the facility prior to leasing the facility to the Company. The initial term of the lease was three years with nine one-year renewal options. The lease includes a purchase option at prices ranging from $37,500,000 to $27,800,000 at various dates over the lease term and a residual value guarantee of up to $30,702,000 in the event the property is sold to a third party.

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases. Rent expense for the Company's operating leases, including escalations, consisted of the following:

                                  Years Ended January 31,
                        -------------------------------------
(in thousands)             2000           1999           1998
-------------------------------------------------------------
Minimum rent            $43,596        $40,633        $33,682
Contingent rent
  based on sales         13,195          7,818          5,557
                        -------------------------------------
                        $56,791        $48,451        $39,239
                        =====================================

Future minimum annual rental payments under noncancelable operating leases are as follows:

                                     Minimum Annual
                                    Rental Payments
Years Ending January 31,             (in thousands)
---------------------------------------------------
2001                                     $  38,880
2002                                        36,607
2003                                        35,404
2004                                        31,542
2005                                        30,387
2006 and thereafter                        142,821

The Company is, from time to time, involved in routine litigation incidental to the conduct of its business including proceedings to protect its trademark rights, litigation instituted by persons injured upon premises within the Company's control and litigation with present and former employees. Management believes that such pending litigation will not have a material adverse effect on the Company's consolidated financial position, earnings or cash flows.

L. RELATED PARTY TRANSACTIONS

In February 1999, Mitsukoshi sold 8,540,000 shares of the Company's Common Stock in a public offering at $28.00 per share. Prior to this public offering, Mitsukoshi owned approximately 12.3% of the Company's outstanding Common Stock and was a related party.

Prior to 1993, Mitsukoshi was the Company's principal product distributor in Japan. In 1993, the Company realigned its Japanese operations and assumed full merchandising and marketing responsibilities for its boutiques located in Mitsukoshi's stores. The Company continues to operate boutiques within Mitsukoshi's stores in Japan and a flagship store in Tokyo pursuant to agreements which expire in 2001. In connection with these agreements, the Company pays a percentage of sales generated in these locations to Mitsukoshi. These fees totaled $70,200,000, $57,400,000 and $50,300,000 in 1999, 1998 and
1997.


Tiffany & Co. and Subsidiaries        34

Mitsukoshi also operates certain boutiques in the Asia-Pacific region, primarily outside of Japan. Wholesale sales to Mitsukoshi totaled $142,000, $5,200,000 and $14,700,000 in 1999, 1998 and 1997. There were no trade receivables due from Mitsukoshi at January 31, 2000 and $1,017,000 at January 31, 1999.

M. STOCKHOLDERS' EQUITY

AUTHORIZED STOCK

In July 1999, the Company issued 1,450,000 shares of its Common Stock at a price of $49.375 per share, resulting in net proceeds of $71,426,000. The net proceeds from the sale were added to the Company's working capital and have been used to support ongoing business expansion.

In May 1999, the stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of common shares authorized from 60,000,000 shares to 120,000,000 shares.

STOCK REPURCHASE PROGRAM

In November 1997, the Board of Directors authorized the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period. The timing and actual number of shares purchased will depend on a variety of factors such as price and other market conditions. There were no repurchases made during 1999. During 1998 and 1997, the Company repurchased and retired 1,597,200 shares and 450,000 shares of Common Stock at an aggregate cost of $30,035,000 and $8,672,000, or an average cost of $18.80 per share and $19.27 per share.

PREFERRED STOCK

The Board of Directors is authorized to issue, without further action by the stockholders, shares of Preferred Stock and to fix and alter the rights related to such stock. In March 1987, the stockholders authorized 2,000,000 shares of Preferred Stock, par value $0.01 per share. In November 1988, the Board of Directors designated certain shares of such Preferred Stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, to be issued in connection with the exercise of certain stock purchase rights under the Stockholder Rights Plan. At January 31, 2000 and 1999, there were no shares of Preferred Stock issued or outstanding.

STOCKHOLDER RIGHTS PLAN

In September 1998, the Board of Directors amended and restated the Company's existing Stockholder Rights Plan (the "Rights Plan") to extend its expiration date from November 17, 1998 to September 17, 2008. Under the Rights Plan, as amended, each outstanding share of the Company's Common Stock has a stock purchase right, initially subject to redemption at $0.01 per right, which right first becomes exercisable should certain take-over-related events occur. Following certain such events, but before any person has acquired beneficial ownership of 15% of the Company's common shares, each right may be used to purchase five one-thousandths of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $165.00 (subject to adjustment); after such an acquisition, each right becomes nonredeemable and may be used to purchase for the exercise price common shares having a market value equal to two times the exercise price. If, after such acquisition, a merger of the Company occurs (or 50% of the Company's assets are sold), each right may be exercised to purchase, for the exercise price, common shares of the acquiring corporation having a market value equal to two times the exercise price. Rights held by such a 15% owner may not be exercised.

CASH DIVIDENDS

The Board of Directors increased cash dividends on common shares by 33% in May 1999 and 29% in May 1998, increasing the quarterly rate to $0.060 and $0.045 per share. On February 17, 2000, the Board of Directors declared a quarterly dividend of $0.060 per common share. This dividend will be paid on April 10, 2000 to stockholders of record on March 20, 2000.


                                     35          Tiffany & Co. and Subsidiaries

N. STOCK COMPENSATION PLANS

In May 1998, the stockholders approved both the Company's 1998 Employee Incentive Plan and Directors Option Plan. No award may be made under either plan after March 19, 2008. Under the Employee Incentive Plan, the maximum number of shares of Common Stock subject to award is 3,500,000 (subject to adjustment); awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock and cash; awards made in the form of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights may have a maximum term of 10 years and may not be granted for an exercise price below fair market value. With the adoption of the Employee Incentive Plan, no further stock options may be granted under the Company's 1986 Stock Option Plan; however, 4,496,536 shares remain subject to issuance based on prior grants made under such plan. Under the Directors Option Plan, the maximum number of shares of Common Stock subject to award is 500,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 5,000 shares per non-employee director in any fiscal year; awards made in the form of stock options may have a maximum term of 10 years and may not be granted for an exercise price below fair market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below market exercise price options. No further options may be granted under the 1988 Directors Option Plan, which has expired; all options awarded under the 1988 Plan were granted at 50% below the market value at the date of grant. The Company recognizes compensation expense relating to options granted at below market value based on the difference between the option price and the fair market value at the date of grant.

A summary of activity for the Company's stock option plans is presented below:

                                          Weighted
                                Number     Average
                                    of    Exercise
                                Shares       Price
--------------------------------------------------
Outstanding,
  January 31, 1997           6,213,374      $10.73
Granted                      1,246,396       19.30
Exercised                   (1,152,004)       8.34
Forfeited                     (257,896)      13.71
                            ----------------------
Outstanding,
  January 31, 1998           6,049,870       12.76
Granted                      1,576,450       29.17
Exercised                   (1,140,326)       9.71
Forfeited                     (205,200)      16.35
                            ----------------------
Outstanding,
  January 31, 1999           6,280,794       17.32
Granted                        949,700       79.07
Exercised                   (1,503,282)      10.89
Forfeited                      (84,400)      24.11
                            ----------------------
OUTSTANDING,
  JANUARY 31, 2000           5,642,812      $29.32
                            ======================

Options exercisable at January 31, 2000, 1999 and 1998 were 2,837,937, 3,217,676 and 3,352,754.

The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, compensation expense has not been recognized for stock options granted at or above fair value. Had compensation expense been determined and recorded based upon fair value at grant date, net earnings and earnings per share would have been reduced to pro forma amounts as follows:

(in thousands,                                       Years Ended January 31,
                                      -------------------------------------------------
except per share amounts)                    2000               1999               1998
---------------------------------------------------------------------------------------
Net earnings:
  As reported                         $   145,679        $    90,062        $    72,822
  Pro forma                               139,976             87,858             71,469
Basic earnings per share:
  As reported                                2.04               1.29               1.04
  Pro forma                                  1.96               1.26               1.02
Diluted earnings per share:
  As reported                                1.95               1.25               1.01
  Pro forma                                  1.87               1.22               0.99


Tiffany & Co. and Subsidiaries       36

The weighted-average fair value of options granted for the years ended January 31, 2000, 1999 and 1998 was $30.19, $9.59 and $5.54. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                       Years Ended January 31,
                                 -----------------------------------
                                 2000           1999           1998
--------------------------------------------------------------------
Dividend yield                    0.7%           0.8%           0.8%
Expected volatility              33.0%          30.5%          21.5%
Risk-free interest rate           6.7%           4.8%           5.5%
Expected life (years)               5              5              5

The following tables summarize information concerning options outstanding and exercisable at January 31, 2000:

                                    Options Outstanding
                 ----------------------------------------
                                    Weighted
                                     Average     Weighted
Range                              Remaining      Average
of Exercise           Number     Contractual     Exercise
Prices           Outstanding     Life (years)       Price
---------------------------------------------------------
$ 1.94-$11.16        940,887          5.46        $  7.66
$11.36-$18.91      1,277,275          7.27          15.92
$18.97-$21.97        944,100          8.89          19.20
$22.58-$24.41        160,000          8.60          23.39
$29.95-$29.95      1,376,850          8.97          29.95
$35.17-$84.16        943,700          9.89          79.27
                   --------------------------------------
                   5,642,812          8.13         $29.32
                   ======================================

                               Options Exercisable
                 ---------------------------------
                                          Weighted
Range                                      Average
of Exercise           Number              Exercise
Prices           Exercisable                 Price
--------------------------------------------------
$ 1.94-$11.16        940,887               $  7.66
$11.36-$18.91      1,072,200                 15.43
$18.97-$21.97        428,100                 19.17
$22.58-$24.41         43,000                 23.13
$29.95-$29.95        353,750                 29.95
$35.17-$84.16             --                    --
                   -------------------------------
                   2,837,937                $15.34
                   ===============================

O. EMPLOYEE BENEFIT PLANS

PENSIONS AND OTHER POSTRETIREMENT BENEFITS

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

The Company provides certain health care and life insurance benefits for retired employees and accrues the cost of providing these benefits throughout the employees' active service periods until they attain full eligibility for those benefits. Substantially all of the Company's U.S. employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The Company's employee and retiree health care benefits are administered by an insurance company and premiums on life insurance are based on prior years' claims experience. Based on current estimates and a fixed health-care-cost trend rate of 6.50%, an increase to this rate by one percentage point would increase the Company's accumulated postretirement benefit obligation by $1,155,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $217,000 for the year ended January 31, 2000. Decreasing the health-care-cost trend rate by one percentage point would decrease the Company's accumulated postretirement benefit obligation by $1,061,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $198,000 for the year ended January 31, 2000.


                                     37           Tiffany & Co. and Subsidiaries

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                                                                              Other Postretirement
                                                            Pension Benefits                              Benefits
                                                    --------------------------------------------------------------
(in thousands, except percentages)                      2000              1999              2000              1999
------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at February 1                    $ 70,692          $ 58,748          $ 18,923          $ 15,064
Service cost                                           4,503             3,501             1,626             1,253
Interest cost                                          4,444             4,089             1,030             1,055
Participants' contributions                               --                --                15                12
Amendments                                                --                --               486                --
Actuarial (gain) loss                                   (566)            6,950             1,132             2,047
Benefits paid                                         (2,734)           (2,596)             (906)             (508)
                                                    --------------------------------------------------------------
Benefit obligation at January 31                    $ 76,339          $ 70,692          $ 22,306          $ 18,923
                                                    ==============================================================

CHANGE IN PLAN ASSETS:
Fair value of plan assets at February 1             $ 67,385          $ 56,803          $     --          $     --
Actual return on plan assets                          21,231            13,178                --                --
Employer contribution                                     --                --               891               496
Participants' contributions                               --                --                15                12
Benefits paid                                         (2,734)           (2,596)             (906)             (508)
                                                    --------------------------------------------------------------
Fair value of plan assets at January 31             $ 85,882          $ 67,385          $     --          $     --
                                                    ==============================================================

Funded status                                       $  9,543          $ (3,307)         $(22,306)         $(18,923)
Unrecognized net actuarial gain                      (22,568)           (5,319)           (1,344)           (2,666)
Unrecognized prior service cost (obligation)             147             1,189               269              (257)
Unrecognized transition obligation                       134               238                --                --
                                                    --------------------------------------------------------------
Accrued benefit cost at January 31                  $(12,744)         $ (7,199)         $(23,381)         $(21,846)
                                                    ==============================================================

Weighted-average assumptions at January 31:
Discount rate                                           7.50%             6.25%             7.50%             6.25%
Expected return on plan assets                          9.00%             9.00%               --                --
Rate of increase in compensation                        4.50%             4.00%               --                --

Net periodic pension and other postretirement benefit costs included the following components:

                                                                                                      Years Ended January 31,
                                      ---------------------------------------------------------------------------------------
                                                                                                         Other Postretirement
                                                           Pension Benefits                                          Benefits
                                      ---------------------------------------------------------------------------------------
(in thousands)                           2000            1999            1998            2000            1999            1998
-----------------------------------------------------------------------------------------------------------------------------
Service cost-benefits
  earned during period                $ 4,503         $ 3,501         $ 3,123         $ 1,626         $ 1,253         $   979
Interest cost on projected
  benefit obligation                    4,444           4,089           3,693           1,030           1,055             937
Return on plan assets                  (4,373)         (3,999)         (3,738)             --              --              --
Net amortization and deferrals            971             649             456            (230)           (225)           (333)
                                      ---------------------------------------------------------------------------------------
Net expense                           $ 5,545         $ 4,240         $ 3,534         $ 2,426         $ 2,083         $ 1,583
                                      =======================================================================================


Tiffany & Co. and Subsidiaries       38

PROFIT SHARING AND RETIREMENT SAVINGS PLAN

The Company also maintains an Employee Profit Sharing and Retirement Savings Plan (the "EPSRS Plan") that covers substantially all U.S. based employees. Under the profit sharing portion of the EPSRS Plan, the Company makes contributions to the employees' accounts based upon the achievement of certain targeted earnings objectives established by the Board of Directors. The Company recorded a charge in 1999, 1998 and 1997 of $3,300,000, $1,600,000 and
$1,400,000 in the form of newly issued Company Common Stock. Under the retirement savings feature, employees who meet certain eligibility requirements can participate in the EPSRS Plan by contributing up to 15% of their annual compensation and the Company provides a 50% matching contribution up to 6% of each participant's total compensation. The Company recorded a charge of $2,983,000, $2,477,000 and $2,152,000 in 1999, 1998 and 1997. Contributions to
both portions of the EPSRS Plan are made in the following year.

POSTEMPLOYMENT BENEFITS

The Company provides certain postemployment benefits for former employees after employment but before retirement and accrues the cost of these benefits as they are earned rather than expensing the costs when paid. These benefits include salary continuation, severance payments, disability benefits and continuation of health care benefits and life insurance coverage.

P. INCOME TAXES

Earnings before income taxes consisted of the following:

                          Years Ended January 31,
                  -------------------------------
(in thousands)        2000        1999       1998
-------------------------------------------------
United States     $177,011    $118,541   $102,032
Foreign             71,047      37,107     25,726
                  -------------------------------
                  $248,058    $155,648   $127,758
                  ===============================

Components of the provision for income taxes were as follows:

                          Years Ended January 31,
                  -------------------------------
(in thousands)        2000         1999      1998
-------------------------------------------------
Current:
  Federal         $ 58,908      $38,346   $32,934
  State             20,406       13,250    11,263
  Foreign           30,900       14,384    12,621
                  -------------------------------
                   110,214       65,980    56,818
                  ===============================

Deferred:
  Federal           (4,932)        (511)     (106)
  State             (2,261)        (307)     (130)
  Foreign             (642)         424    (1,646)
                  -------------------------------
                    (7,835)        (394)   (1,882)
                  -------------------------------
                  $102,379      $65,586   $54,936
                  ===============================

Deferred tax assets (liabilities) consisted of the following:

                                         January 31,
                                --------------------
(in thousands)                     2000         1999
----------------------------------------------------
Postretirement/
  employment benefits           $10,899      $10,160
Product return reserves             983          651
Inventory reserves               10,093        8,593
Accrued expenses                 14,049        6,796
Financial hedging instruments       619        1,619
Depreciation                     (1,163)      (1,192)
Pension contribution              4,989        2,466
Undistributed earnings of
  foreign subsidiaries          (10,070)      (6,316)
Other                             6,048        4,316
                                --------------------
                                $36,447      $27,093
                                ====================


                                     39           Tiffany & Co. and Subsidiaries

The income tax effects of items comprising the deferred income tax benefit were as follows:

                                         Years Ended January 31,
                              ---------------------------------------
(in thousands)                   2000            1999            1998
---------------------------------------------------------------------
Postretirement/
  employment
  benefit obligations         $  (739)        $  (645)        $  (424)
Product return
  reserves                       (331)            950           2,403
Undistributed earnings
  of foreign
  subsidiaries                  3,754           1,378           1,118
Accelerated
  depreciation                   (485)            244             219
Inventory reserves              1,335            (571)           (744)
Financial hedging
  instruments                     999             830            (762)
Accrued expenses               (7,246)          1,263          (2,874)
Excess pension
  contribution                 (2,523)         (1,929)         (1,608)
Other                          (2,599)         (1,914)            790
                              ---------------------------------------
                              $(7,835)        $  (394)        $(1,882)
                              =======================================

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate were as follows:

                                  Years Ended January 31,
                            -----------------------------------
                             2000           1999           1998
---------------------------------------------------------------
Statutory Federal
  income tax rate            35.0%          35.0%          35.0%
State income taxes,
  net of Federal
  benefit                     4.8            5.4            5.7
Foreign losses with
  no tax benefit              0.7            0.6            0.7
Other                         0.8            1.1            1.6
                             ----------------------------------
                             41.3%          42.1%          43.0%
                             ==================================

Q. OPERATING SEGMENTS

The Company operates its business in three reportable segments: U.S. Retail, International Retail and Direct Marketing (see Management's Discussion and Analysis of Financial Condition and Results of Operations for an overview of the Company's business). The Company's reportable segments represent channels of distribution that offer similar merchandise and service and marketing and distribution strategies. In deciding how to allocate resources and assess performance, the Company's Executive Officers regularly evaluate the performance of its operating segments on the basis of net sales and earnings from operations, after the elimination of intersegment sales and transfers. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note A).

The Company's products are primarily sold in more than 100 TIFFANY & CO. stores and boutiques in key markets around the world. In Japan, the Company's largest international operation, net sales accounted for 28%, 27% and 27% of the Company's net sales for the years ended January 31, 2000, 1999 and 1998. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.

Certain information relating to the Company's reportable operating segments is set forth below:

                                     Years Ended January 31,
                       ----------------------------------------------
(in thousands)               2000              1999              1998
---------------------------------------------------------------------
Net sales:
  U.S. Retail          $  741,314        $  590,666        $  491,459
  International
   Retail                 589,607           462,474           421,054
  Direct
   Marketing              130,936           116,104           105,103
                       ----------------------------------------------
                       $1,461,857        $1,169,244        $1,017,616
                       ==============================================

Earnings from
  operations*:
  U.S. Retail          $  178,065        $  126,796        $   98,861
  International
   Retail                 150,289           110,635            93,315
  Direct
   Marketing               23,764            15,458            12,530
                       ----------------------------------------------
                       $  352,118        $  252,889        $  204,706
                       ==============================================

* Represents earnings from operations before unallocated corporate expenses and interest and other expenses, net.


Tiffany & Co. and Subsidiaries       40

Executive Officers of the Company evaluate the performance of the Company's assets on a consolidated basis. Therefore, separate financial information for the Company's assets on a segment basis is not available. For the years ended January 31, 2000, 1999 and 1998, total assets were $1,343,562,000,
$1,057,023,000 and $827,067,000.

The following table sets forth reconciliations of the reportable segments' earnings from operations to the Company's consolidated earnings before income taxes:

                                        Years Ended January 31,
                          ---------------------------------------------
(in thousands)                 2000              1999              1998
-----------------------------------------------------------------------
Earnings from
  operations
  for reportable
  segments                $ 352,118         $ 252,889         $ 204,706
Unallocated
  corporate
  expenses                  (95,235)          (91,767)          (71,284)
Interest and other
  expenses, net              (8,825)           (5,474)           (5,664)
                          ---------------------------------------------
Earnings before
  income taxes            $ 248,058         $ 155,648         $ 127,758
                          =============================================

Sales to unaffiliated customers and long-lived assets, by geographic area, were as follows:

GEOGRAPHIC AREAS

                                         Years Ended January 31,
                          ----------------------------------------------
(in thousands)                  2000              1999              1998
------------------------------------------------------------------------
Net sales:
  United States           $  905,115        $  735,354        $  629,436
  Japan                      403,148           312,204           270,472
  Other
    countries                153,594           121,686           117,708
                          ----------------------------------------------
                          $1,461,857        $1,169,244        $1,017,616
                          ==============================================

Long-lived assets:
  United States           $  386,475        $  188,482        $  146,676
  Japan                        8,430             4,887             4,279
  Other
    countries                 24,202            17,727            19,000
                          ----------------------------------------------
                          $  419,107        $  211,096        $  169,955
                          ==============================================

CLASSES OF SIMILAR PRODUCTS

                                     Years Ended January 31,
                      ----------------------------------------------
(in thousands)              2000              1999              1998
--------------------------------------------------------------------
Net sales:
  Jewelry             $1,121,056        $  861,443        $  739,201
  Timepieces,
   tableware
    and other            340,801           307,801           278,415
                      ----------------------------------------------
                      $1,461,857        $1,169,244        $1,017,616
                      ==============================================


                                     41           Tiffany & Co. and Subsidiaries

R. QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                                  1999 Quarter Ended
                                            --------------------------------------------------------
(in thousands, except per share amounts)    April 30         July 31      October 31      January 31
----------------------------------------------------------------------------------------------------
Net sales                                   $272,277        $307,067        $322,706        $559,807
Gross profit                                 148,296         175,037         181,490         349,022
Earnings from operations                      29,439          41,953          39,482         146,009

Net earnings                                  16,157          22,981          21,962          84,579

Net earnings per share:
  Basic                                     $   0.23        $   0.32        $   0.30        $   1.17
                                            --------------------------------------------------------
  Diluted                                   $   0.22        $   0.31        $   0.29        $   1.11
                                            ========================================================

                                                                                  1998 Quarter Ended
(in thousands, except per share amounts)    April 30         July 31      October 31      January 31
----------------------------------------------------------------------------------------------------
Net sales                                   $226,159        $247,722        $252,560        $442,803
Gross profit                                 121,008         135,686         138,592         259,011
Earnings from operations                      20,466          24,980          22,455          93,221
Net earnings                                  11,120          13,525          12,122          53,295

Net earnings per share:
  Basic                                     $   0.16        $   0.19        $   0.18        $   0.77
                                            --------------------------------------------------------
  Diluted                                   $   0.16        $   0.19        $   0.17        $   0.74
                                            ========================================================

The sum of the quarterly net earnings per share amounts may not equal the full-year amount since the computations of the weighted average number of common-equivalent shares outstanding for each quarter and the full year are made independently.

S. SUBSEQUENT EVENTS

On February 24, 2000, the company announced that it entered into an exclusive partnership with Della.com, a premier wedding gift registry and gift-giving company. As part of the agreement, the company also acquired a 5% stake in Della.com. Della.com has agreed to develop a wedding and gift registry solution for the company.

On March 2, 2000, the Company announced that, effective July 2000, it will discontinue wholesale distribution of jewelry, watches and accessories in Europe in order to focus on Company-operated stores. Management does not expect this decision to significantly impact the Company's financial position, earnings or cash flows.


Tiffany & Co. and Subsidiaries       42