Form 10-K405, Exhibit 13
period 2001-01-31
TIFFANY & CO
filed 2001-04-10
CIK 98246

SELECTED FINANCIAL DATA

The following table sets forth selected financial data, certain of which have been derived from the Company's audited financial statements for 1996-2000. All references to years relate to the fiscal year that ends on January 31 of the following calendar year. Net sales and gross profit have been reclassified for all periods presented to reflect the adoption of the Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." Diluted earnings per share and the weighted average number of common shares have been retroactively adjusted to comply with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 128, "Earnings Per Share." All share and per share data have been retroactively adjusted to reflect the two-for-one splits in 2000, 1999 and 1996 of the Company's Common Stock effected in the form of share distributions ("stock dividends"):

(in thousands, except per share amounts,
percentages, stores and boutiques and employees)        2000             1999             1998             1997           1996
                                                  ----------       ----------       ----------       ----------       --------
EARNINGS DATA
   Net sales                                      $1,668,056       $1,471,690       $1,177,929       $1,024,843       $929,235
   Gross profit                                      948,414          821,680          625,599          536,016        482,028
   Earnings from operations                          327,396          256,883          161,122          133,422        109,413
   Net earnings                                      190,584          145,679           90,062           72,822         58,439
   Net earnings per diluted share                       1.26             0.97             0.63             0.50           0.41
   Weighted average number of
     diluted common shares                           151,816          149,666          143,936          144,416        142,760
                                                  ----------       ----------       ----------       ----------       --------
BALANCE SHEET AND
  CASH FLOW DATA
   Total assets                                   $1,568,340       $1,343,562       $1,057,023       $  827,067       $739,418
   Cash and cash equivalents                         195,613          216,936          188,593          107,252        117,161
   Inventories                                       651,717          504,800          481,439          386,431        335,389
   Working capital                                   667,647          610,685          522,927          381,084        342,511
   Net cash provided by operations                   109,177          230,351           80,178           29,652         24,784
   Capital expenditures                              108,382          171,237           62,821           50,565         39,884
   Short-term borrowings                              28,778           20,646           97,370           90,054         76,338
   Long-term debt                                    242,157          249,581          194,420           90,930         92,675
   Stockholders' equity                              925,483          757,076          516,453          443,724        378,264
   Stockholders' equity per share                       6.34             5.22             3.72             3.18           2.74
   Cash dividends per share                            0.150            0.113            0.085            0.065          0.046
                                                  ----------       ----------       ----------       ----------       --------
RATIO ANALYSIS
   As a percentage of net sales:
      Earnings from operations                          19.6%            17.5%            13.7%            13.0%          11.8%
      Net earnings                                      11.4%             9.9%             7.6%             7.1%           6.3%
   Current ratio                                       3.0:1            3.2:1            2.8:1            2.5:1          2.5:1
   Return on average assets                             13.1%            12.1%             9.6%             9.3%           8.4%
   Net-debt as a percentage of total capital             7.5%             6.6%            16.7%            14.2%          12.1%
   Return on average stockholders' equity               22.7%            22.9%            18.8%            17.7%          18.2%

   Company-operated stores and boutiques                 119              110              104               96             81
   Number of employees                                 5,960            5,368            4,845            4,360          3,892


18                       TIFFANY & CO. AND SUBSIDIARIES

                                   [BAR CHART]
                                    NET SALES
                                 (IN MILLIONS)

          1996         $  929
          1997         $1,025
          1998         $1,178
          1999         $1,472
          2000         $1,668

                                   [BAR CHART]
                                RETURN ON AVERAGE
                              STOCKHOLDERS' EQUITY

          1996         18.2%
          1997         17.7%
          1998         18.8%
          1999         22.9%
          2000         22.7%

                                   [BAR CHART]

                                  NET EARNINGS
                                  (IN MILLIONS)

          1996         $58
          1997         $73
          1998         $90
          1999         $146
          2000         $191

                                   [BAR CHART]
                                    RETURN ON
                                 AVERAGE ASSETS

          1996         8.4%
          1997         9.3%
          1998         9.6%
          1999         12.1%
          2000         13.1%

                                   [BAR CHART]
                                  NET EARNINGS
                               AS A PERCENTAGE OF
                                    NET SALES

          1996         6.3%
          1997         7.1%
          1998         7.6%
          1999         9.9%
          2000         11.4%

                                   [BAR CHART]
                                    NET-DEBT
                               AS A PERCENTAGE OF
                                  TOTAL CAPITAL

          1996         12.1%
          1997         14.2%
          1998         16.7%
          1999         6.6%
          2000         7.5%

                         TIFFANY & CO. AND SUBSIDIARIES                      19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

OVERVIEW

The Company operates three channels of distribution. U.S. Retail includes retail sales in Company-operated stores in the U.S.; International Retail primarily includes retail sales in Company-operated stores and boutiques, as well as a limited amount of corporate (business-to-business) sales and wholesale sales to independent retailers and distributors in the Asia-Pacific region, Europe, Canada, the Middle East and Latin America. Direct Marketing includes corporate, catalog and Internet sales in the U.S.

All references to years relate to fiscal years ended on January 31 of the following calendar year. All share and per share data have been retroactively adjusted to reflect the two-for-one stock splits in 2000 and 1999.

Net sales rose 13% in 2000 and 25% in 1999. Worldwide comparable store sales, on a constant-exchange-rate basis which excludes the effect of translating local-currency-denominated sales into U.S. dollars, rose 13% in 2000 and 18% in 1999. Net earnings increased 31% in 2000 and 62% in 1999 due to sales growth and improved operating margins.

In order to focus its distribution on Company-operated stores and to eliminate marginally profitable operations, the Company has eliminated certain wholesale selling operations. Effective January 2001, wholesale sales of fragrance products were discontinued in the U.S. and most international markets; effective July 2000, wholesale sales of jewelry and non-jewelry items were discontinued in Europe; and effective January 2000, wholesale sales of jewelry and other non-jewelry items were discontinued in the U.S. In connection with these decisions, the Company established product return reserves, which had the effect of reducing gross profit by $9,364,000, and recorded a charge of $3,146,000 to Selling, general and administrative expenses, primarily relating to the write-off of unrecoverable store fixtures maintained by such customers. As of January 31, 2001, $3,132,000 of estimated product return reserves remain for these operations.

Management does not expect these decisions, singularly or in the aggregate, to significantly affect the Company's financial position, earnings or cash flows, although the eliminations of wholesale sales and the related accounts receivable modestly affect year-over-year comparisons.

Net sales include shipping and handling fees while cost of sales include shipping and handling costs as recommended by the Emerging Issues Task Force ("EITF") Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" ("Issue 00-10"). The following table highlights certain operating data as a percentage of net sales:


                                             2000            1999            1998
----------------------------------------------------------------------------------
Net sales                                   100.0%          100.0%          100.0%
Cost of sales                                43.1            44.2            46.9
                                            -------------------------------------
Gross profit                                 56.9            55.8            53.1
Selling, general and
  administrative expenses                    37.3            38.3            39.4
                                            -------------------------------------
Earnings from operations                     19.6            17.5            13.7
Other expenses, net                           0.6             0.6             0.5
                                            -------------------------------------
Earnings before income taxes                 19.0            16.9            13.2
Provision for income taxes                    7.6             7.0             5.6
                                            -------------------------------------
Net earnings                                 11.4%            9.9%            7.6%
                                            =====================================

NET SALES
Net sales by channel of distribution were as follows:


(in thousands)                               2000                1999                1998
-----------------------------------------------------------------------------------------
U.S. Retail                            $  833,221          $  744,425          $  593,589
International Retail                      679,274             589,607             462,474
Direct Marketing                          155,561             137,658             121,866
                                       --------------------------------------------------
                                       $1,668,056          $1,471,690          $1,177,929
                                       ==================================================

(percentage of net sales)                     2000               1999                1998
------------------------------------------------------------------------------------------
U.S. Retail                                    50%                 51%                 50%
International Retail                           41                  40                  40
Direct Marketing                                9                   9                  10
                                              -------------------------------------------
                                              100%                100%                100%
                                              ===========================================

U.S. Retail sales increased 12% in 2000 and 25% in 1999. Comparable store sales rose 12% in 2000 and 20% in 1999 due to sales growth throughout the U.S. Comparable store sales declined slightly in the fourth quarter of 2000

20                         TIFFANY & CO. AND SUBSIDIARIES
in comparison to strong "pre-millennium" sales in the fourth quarter of 1999, due to widespread deceleration in consumer spending tied to unsettled political, economic and stock market conditions. Sales in the New York flagship store rose 6% in 2000, following a 14% increase in 1999, and represented 12%, 13% and 14% of net sales in 2000, 1999 and 1998. Comparable U.S. branch store sales rose 15% in 2000, following a 22% increase in 1999. Comparable store sales growth in both years was due to an increased number of sales transactions, although in 1999 the average transaction size rose as well. Domestic customers, who account for the largest portion of sales demand, generated most of the comparable store sales growth. Sales to foreign tourists remained unchanged as a percentage of U.S. Retail sales in 2000 after increasing in 1999. The Company added four new U.S. stores in both 2000 and 1999.

International Retail sales increased 15% in 2000 and 27% in 1999. On a constant-exchange-rate basis, International Retail sales increased 14% in 2000 and 17% in 1999. Japan represented 28%, 27% and 27% of net sales in 2000, 1999 and 1998. Total retail sales in Japan, in local currency, rose 13% in both 2000 and 1999, due to comparable store sales growth of 11% in 2000 and 13% in 1999. In 2000, three new department-store boutiques were opened and three older ones were closed while, in 1999, two boutiques were opened and two older ones were closed. In addition, several existing boutiques were renovated and/or expanded over the two-year period. The Company's reported sales and earnings reflect either a translation-related benefit from a strengthening Japanese yen or a detriment from a strengthening U.S. dollar. The average yen rate was stronger than the prior year in both 2000 and 1999; consequently, when translated into U.S. dollars, total Japan sales rose 15% in 2000 and 29% in 1999. The Asia-Pacific region outside Japan represented 7%, 7% and 6% of net sales in 2000, 1999 and 1998. On a constant-exchange-rate basis, comparable store sales in Company-operated locations increased 26% in 2000 following a 36% increase in 1999. The Company opened stores in 2000 in Malaysia, Hong Kong and Korea. Europe represented 4% of net sales in 2000, 1999 and 1998. On a constant-exchange-rate basis, comparable store sales rose 23% in 2000 and 26% in 1999, due to particularly strong growth in London. The Company relocated its Milan store in 2000 and opened a store in Paris in 1999.

The Company's ongoing strategy is to selectively open new Company-operated stores in key U.S. and international markets. The long-term U.S. growth plan is to open an average of three to five new U.S. stores per year in new and/or existing markets. Finalized plans include opening a store in Tampa, Florida and in San Jose, California in 2001 and opening an additional store in Honolulu, Hawaii in 2002. The Company is also renovating and reconfiguring the New York flagship store over a three-year period to increase selling space by 25%. The Company's long-term international expansion plans include opening one to two new locations each year and renovating and/or expanding additional existing locations in Japan, as well as opening several additional locations in other international markets. Finalized plans for 2001 include opening three boutiques and renovating several existing ones in Japan, opening a store in Melbourne, Australia, a store in Sao Paulo, Brazil, a store in Rome and a third store in London.

Direct Marketing sales increased 13% in both 2000 and 1999. Corporate division sales (representing the largest portion of this channel) rose 7% in 2000 and 9% in 1999, primarily due to an increased number of orders. Combined catalog and Internet sales rose 21% in 2000 and 18% in 1999. Catalog mailings and the response rate (number of orders received as a percentage of catalogs mailed) were 25 million and 1.3% in 2000, 26 million and 1.4% in 1999 and 24 million and 1.4% in 1998. The Company currently plans to mail 26 million catalogs in 2001. Internet sales commenced in November 1999 and the Company enhanced that operation in 2000 by increasing the number of products available for purchase and by introducing an on-line wedding gift registry.

GROSS PROFIT

Gross profit as a percentage of net sales increased in both 2000 and 1999. Management attributes the increases to favorable shifts in sales mix, the leverage effect of increased

                         TIFFANY & CO. AND SUBSIDIARIES                      21
sales on fixed costs, selective price increases and product manufacturing/ sourcing efficiencies. The Company's hedging program (see Financial Condition - Market Risk) uses yen put options to stabilize product costs in Japan over the short-term despite exchange rate fluctuations. Also, the Company adjusts its retail prices in Japan periodically to address changes in the yen/dollar relationship and local competitive pricing. Management's ongoing strategy includes implementing selective price adjustments, achieving further product manufacturing/sourcing efficiencies and leveraging its fixed costs in order to maintain the Company's gross margin at, or above, prior year levels.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")

SG&A increased 10% in 2000 and 22% in 1999 primarily due to incremental occupancy, staffing and marketing expenses related to the Company's worldwide expansion program, as well as sales-related variable expenses. In addition, changes in the yen/dollar relationship had the effect of increasing SG&A growth in both 2000 and 1999 when translating yen-denominated expenses into U.S. dollars. The ratio of SG&A to net sales improved in both 2000 and 1999 and management's ongoing objective is to further reduce this ratio by leveraging sales growth against the Company's fixed-expense base.

EARNINGS FROM OPERATIONS

As a result of the above factors, earnings from operations rose 27% in 2000 and 59% in 1999 and the ratio of earnings from operations to net sales improved in both years. On a reportable operating segment basis, the ratio of earnings from operations to net sales improved in each segment in both 2000 and 1999 and were as follows: U.S. Retail was 28%, 24% and 21% in 2000, 1999 and 1998; International Retail was 27%, 25% and 24% in 2000, 1999 and 1998; and Direct Marketing was 14%, 13% and 13% in 2000, 1999 and 1998. The improvements in each segment were due to sales growth, higher gross margin and leveraging fixed expenses.

INTEREST EXPENSE AND FINANCING COSTS

Interest expense rose in both 2000 and 1999 due to increased borrowings related to working capital, as well as incremental interest costs from long-term financings in both 1999 and 1998 and Common Stock repurchases. Based on current plans, management expects interest expense and financing costs to increase in 2001.

OTHER INCOME, NET

Other income, net, which includes interest income and realized and unrealized gains (losses) on investment activities, increased in both 2000 and 1999 due to higher interest income earned on cash and cash equivalents.

PROVISION FOR INCOME TAXES

The Company's effective tax rate was 40.0% in 2000, compared with 41.3% in 1999 and 42.1% in 1998. The declining rates were due to shifts in the geographical business mix toward lower-tax jurisdictions.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, 1999 and 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of SFAS No. 133." These statements outline the accounting treatment for all derivative activities, which requires that an entity recognize all derivative instruments as either assets or liabilities on its balance sheet at their fair value. Gains and losses resulting from changes in the fair value of derivatives are recorded each period in current or comprehensive earnings, depending on whether a derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in comprehensive earnings will be reclassified to earnings in the period in which earnings are affected by the hedged item. On February 1, 2001, the Company adopted SFAS No. 133 and its application had no significant impact on its financial position, earnings or cash flows.

22                       TIFFANY & CO. AND SUBSIDIARIES

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") which provides guidelines in applying generally accepted accounting principles to certain revenue recognition issues. The Company adopted SAB 101 in the fourth quarter of the year ended January 31, 2001, as of the beginning of 2000, and its application had no significant impact on its financial position, earnings or cash flows.

In July 2000, the EITF reached a consensus on Issue 00-10, and determined that all fees billed related to shipping and handling should be classified as revenue. Subsequently, the EITF determined that the classification of shipping and handling costs is an accounting policy decision that should be disclosed. If handling costs are significant and not included in cost of sales, the amount of such costs and the line item on the income statement that includes such amount should also be disclosed. The Company adopted Issue 00-10 in the fourth quarter of the year ended January 31, 2001 and its application had no impact on its financial position, earnings or cash flows.

EURO CONVERSION

On January 1, 1999, 11 of the 15 member countries of the European Economic and Monetary Union converted to a common currency, known as the euro, and established fixed conversion rates between their existing currencies ("legacy currencies") and the euro. The euro is traded on currency exchanges and may be used in business transactions. The conversion to the euro eliminates currency-exchange-rate risk between the member countries. On January 1, 2002, new euro-denominated bills and coins will be issued by participating countries and legacy currencies will be withdrawn from circulation. The Company continues to address the issues raised by the euro currency conversion. These issues include the need to adapt and modify information technology systems, business processes and equipment to accommodate euro-denominated transactions. The Company's policy is to maintain uniform pricing among the member countries and, as a result, management does not anticipate that the conversion to the euro will significantly impact the financial position, earnings or cash flows of the Company's European businesses.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal working capital requirements and capital expenditure needs, which have increased due to the Company's expansion. Management believes that the Company's financial condition at January 31, 2001 provides sufficient resources to support current business activities and planned expansion in distribution and internal manufacturing.

The Company achieved net cash inflows from operating activities of $109,177,000 in 2000, $230,351,000 in 1999 and $80,178,000 in 1998. In 2000, the inflow was below prior year due to increased inventory purchases of finished goods and raw materials, partially offset by increased net earnings. In 1999, the inflow was greater than prior year due to increased net earnings and a decreased use of working capital (current assets less current liabilities).

Working capital and the corresponding current ratio (current assets divided by current liabilities) were $667,647,000 and 3.0:1 at January 31, 2001 compared with $610,685,000 and 3.2:1 at January 31, 2000.

Accounts receivable at January 31, 2001 were 10% lower than at January 31, 2000. Lower than expected sales growth in the fourth quarter of 2000 and the effect of discontinued wholesale trade sales resulted in a decrease in receivables.

Inventories (which represent the largest portion of assets) at January 31, 2001 were 29% higher than at January 31, 2000. An increase in finished goods was due to new stores, new product introductions and broadened product offerings, especially in the engagement jewelry category, as well as the effect of lower-than-expected sales growth in the fourth quarter of 2000. Raw materials increased to support the Company's internal jewelry manufacturing initiative. In addition, management has seen a tightening in the market supply of high-quality diamonds and, therefore, the Company increased its purchases of such diamonds in the second half of 2000 to ensure adequate inventory position in the future. The Company's ongoing objectives

                         TIFFANY & CO. AND SUBSIDIARIES                      23
are: to refine worldwide replenishment systems; to focus on the specialized disciplines of product development, category management and sales demand forecasting; to improve presentation and management of display inventories in each store; and to improve warehouse management and supply-chain logistics.

Capital expenditures were $108,382,000 in 2000, $171,237,000 in 1999 and
$62,821,000 in 1998. In all three years, capital expenditures included costs related to new-store openings, renovations, expansions and/or relocations of stores, expansion and/or renovation of administrative, distribution and manufacturing facilities and investments in new systems. In addition, expenditures in 2000 included the costs related to construction of a jewelry manufacturing facility in Rhode Island that is expected to commence production in spring 2001. The largest portion of expenditures in 1999 was for the Company's cash purchase of the land and building housing its New York flagship store. The increment between the cost of leasing and the cost of ownership does not have a significant impact upon earnings. In January 2001, the Company began a project to renovate and reconfigure this flagship store over a three-year period in order to increase the total sales area by approximately 25%, as well as to provide additional space for customer service, customer hospitality and special exhibitions. The Company estimates that the overall cost of the project will be approximately $71,000,000. In January 2001, the Company notified the lessor of its New Jersey customer service/distribution center and office facility that it exercised its irrevocable purchase right included in the lease for approximately $40,706,000. This purchase is expected to be completed in January 2002. Based on current plans, management expects that capital expenditures in 2001 will be approximately $195,000,000, due to costs related to the opening, renovation and expansion of store, distribution and office facilities, investments in new systems and the purchase of the Company's New Jersey customer service/distribution center and office facility.

In July 1999, the Company made a strategic investment in Aber Diamond Corporation ("Aber"), previously known as Aber Resources, Ltd., by purchasing 8 million shares of its common stock at a cost of $70,636,000, which represented approximately 14.9% of Aber's outstanding shares. Aber holds a 40% interest in the Diavik Diamonds Project in Canada's Northwest Territories, an operation being developed to mine gem-quality reserves. Production is expected to commence in 2003. In addition, prior to the start of production, the Company will form a joint venture and enter into a diamond-purchase agreement with Aber. It is expected that this commercial relationship will enable the Company to secure a considerable portion of its future diamond needs.

Cash dividends were $21,820,000 in 2000, $16,083,000 in 1999 and $11,897,000 in
1998. In both May 2000 and 1999, the Board of Directors declared an increase of 33% in the quarterly dividend rate on common shares, which became effective in July 2000 and 1999. The dividend payout ratio (dividends as a percentage of net earnings) was 11% in both 2000 and 1999 and 13% in 1998. The Company expects to continue to retain the majority of its earnings to support its business and future expansion.

In September 2000, the Board of Directors extended the Company's original stock repurchase program until November 2003. The program was initially authorized in November 1997 for the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period and would have expired in November 2000. As extended, the program authorizes future repurchases of up to $100,000,000 of the Company's Common Stock in the open market. The timing and actual number of shares repurchased will depend on a variety of factors such as price and other market conditions. The Company repurchased and retired 465,000 shares in 2000 at an aggregate cost of $13,319,000, or an average cost of $28.64 per share; none in 1999; and repurchased and retired 3,194,400 shares in 1998 at an aggregate cost of $30,035,000, or an average cost of $9.40 per share. On a cumulative basis, the Company has repurchased 4,559,400 shares at a cost of $52,026,000, or an average cost of $11.41 per share. As of January 31, 2001, $97,887,000 remains available for future share repurchases.

In July 1999, the Company issued 2,900,000 shares of its Common Stock at a price of $24.6876 per share, resulting in net proceeds of $71,426,000. The net proceeds from the issuance were added to the Company's working capital and have been used to support strategic initiatives and ongoing business expansion.

24                       TIFFANY & CO. AND SUBSIDIARIES

The Company's net-debt (short-term borrowings plus long-term debt less cash and cash equivalents) and the corresponding ratio of net-debt as a percentage of total capital (net-debt plus stockholders' equity) were $75,322,000 and 8% at January 31, 2001, compared with $53,291,000 and 7% at January 31, 2000.

In October 1999, the Company entered into a yen 5,500,000,000 five-year term loan agreement, bearing interest at the six-month Japanese LIBOR plus 50 basis points, adjusted every six months (the "floating rate"). The proceeds from this loan were used to reduce short-term indebtedness in Japan. At the same time, the Company entered into a yen 5,500,000,000 five-year interest rate swap agreement whereby the Company pays a fixed rate of 1.815% and receives the floating rate.

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

The Company maintains a $160,000,000 multicurrency revolving credit facility (the "Credit Facility") with five banks. The Credit Facility entitles the Company to borrow $31,250,000 on a pro-rata basis from each of three banks, $30,000,000 from one bank and $36,250,000 from an agent bank. All borrowings are at interest rates based on a prime rate or a reserve-adjusted LIBOR and are affected by local borrowing conditions. The Credit Facility expires on June 30, 2002. Management anticipates that internally-generated cash flows and funds available under the revolving credit facility will be sufficient to support the Company's planned 2001 worldwide business expansion and seasonal working capital increases that are typically required during the third and fourth quarters of the year.

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

The Company uses foreign currency-purchased put options and, to a lesser extent, forward foreign-exchange contracts to minimize the impact of a significant strengthening of the U.S. dollar on foreign currency-denominated transactions. Gains or losses on these instruments substantially offset losses or gains on the assets, liabilities and transactions being hedged. The Company's primary net foreign currency exposure is the Japanese yen. Management does not foresee nor expect any significant changes in foreign currency exposure in the near future.

The fair value of foreign currency-purchased put options is sensitive to changes in foreign currency exchange rates. The unrealized gain on the Company's purchased put options amounted to $5,503,000 at January 31, 2001. Unrealized gains and losses from foreign currency exchange contracts are defined as the difference between the contract rate at the inception date and the current market exchange rate. If the market yen-exchange rates are stronger than the contracted exchange rates, the Company will allow the option to expire, limiting its loss to the cost of the option contract. At January 31, 2001 and 2000, a 10% appreciation in yen-exchange rates from the prevailing market rates would result in an unrealized loss equal to the cost of option contracts. At January 31, 2001 and 2000, a 10% depreciation in yen-exchange rates from the prevailing market rates would result in additional unrealized gains of $8,746,000 and $1,013,000.

                         TIFFANY & CO. AND SUBSIDIARIES                      25

The Company also manages its portfolio of fixed-rate debt to reduce its exposure to interest rate changes. The fair value of the Company's fixed-rate long-term debt is sensitive to interest rate changes. Interest rate changes would result in gains (losses) in the market value of this debt due to differences between market interest rates and rates at the inception of the debt obligation. Based on a hypothetical immediate 100 basis point increase in interest rates at January 31, 2001 and 2000, the market value of the Company's fixed-rate long-term debt would decrease by $10,996,000 and $11,835,000. Based on a hypothetical immediate 100 basis point decrease in interest rates at January 31, 2001 and 2000, the market value of the Company's fixed-rate long-term debt would increase by $11,938,000 and $12,941,000.

The Company uses an interest rate swap to manage its yen-denominated floating rate long-term debt in order to reduce the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. The Company monitors its interest rate risk on the basis of changes in fair value. Assuming a 10% downward shift in interest rates at January 31, 2001 and 2000, the potential loss for changes in fair value of the interest rate swap and the underlying debt would have been $10,000 and $721,000.

SEASONALITY

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.

RISK FACTORS

This document contains certain "forward-looking statements" concerning the Company's objectives and expectations with respect to store openings, catalog mailings, retail prices, gross profit, expenses, inventory performance, capital expenditures and cash flow. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations. As a jeweler and specialty retailer, the Company's success in achieving its objectives and expectations is partially dependent upon economic conditions, competitive developments and consumer attitudes. However, certain assumptions are specific to the Company and/or the markets in which it operates. The following assumptions, among others, are "risk factors" which could affect the likelihood that the Company will achieve the objectives and expectations communicated by management: (i) that sales in Japan will not decline substantially; (ii) that there will not be a substantial adverse change in the exchange relationship between the Japanese yen and the U.S. dollar; (iii) that the Company's commercial relationship with Mitsukoshi, Ltd. ("Mitsukoshi") and Mitsukoshi's ability to continue as a leading department store operator in Japan will continue; (iv) that Mitsukoshi and other department store operators in Japan, in the face of declining or stagnant department store sales, will not close or consolidate stores in which TIFFANY & CO. boutiques are located; (v) that low or negative growth in the economy or in the financial markets, particularly in the U.S. and Japan, will not occur and reduce discretionary spending on goods that are, or are perceived to be, "luxuries"; (vi) that existing product supply arrangements, including license arrangements with third-party designers Elsa Peretti and Paloma Picasso, will continue; (vii) that the wholesale market for high-quality cut diamonds will provide continuity of supply and pricing; (viii) that the investment in Aber achieves its financial and strategic objectives; (ix) that new stores and other sales locations can be leased or otherwise obtained on suitable terms in desired markets and that construction can be completed on a timely basis; (x) that new systems, particularly for inventory management, can be successfully integrated into the Company's operations; (xi) that no downturn in consumer spending will occur during the fourth quarter of any year; and (xii) that warehousing and distribution productivity and capacity can be further improved to support the Company's worldwide distribution requirements.

26                       TIFFANY & CO. AND SUBSIDIARIES

REPORT OF MANAGEMENT

The Company's consolidated financial statements were prepared by management, who are responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

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


/s/ WILLIAM R. CHANEY
------------------------------
William R. Chaney
Chairman of the Board


/s/ MICHAEL J. KOWALSKI
------------------------------
Michael J. Kowalski
President and Chief Executive Officer


/s/ JAMES N. FERNANDEZ
------------------------------
James N. Fernandez
Executive Vice President and Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Tiffany & Co.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Tiffany & Co. and Subsidiaries at January 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PRICEWATERHOUSECOOPERS LLP
---------------------------------
PricewaterhouseCoopers LLP
New York, New York
February 28, 2001


                         TIFFANY & CO. AND SUBSIDIARIES                      27

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                        Years Ended January 31,
                                                   --------------------------------------------
(in thousands, except per share amounts)                 2001             2000             1999
-----------------------------------------------------------------------------------------------
Net sales                                          $1,668,056       $1,471,690       $1,177,929

Cost of sales                                         719,642          650,010          552,330
                                                   --------------------------------------------
Gross profit                                          948,414          821,680          625,599

Selling, general and administrative expenses          621,018          564,797          464,477
                                                   --------------------------------------------
Earnings from operations                              327,396          256,883          161,122

Interest expense and financing costs                   16,207           15,038            9,326

Other income, net                                       6,452            6,213            3,852
                                                   --------------------------------------------
Earnings before income taxes                          317,641          248,058          155,648

Provision for income taxes                            127,057          102,379           65,586
                                                   --------------------------------------------
Net earnings                                       $  190,584       $  145,679       $   90,062
                                                   ============================================
Net earnings per share:
  Basic                                            $     1.31       $     1.02       $     0.64
                                                   ============================================
  Diluted                                          $     1.26       $     0.97       $     0.63
                                                   ============================================
Weighted average number of common shares:
  Basic                                               145,493          142,968          139,860
  Diluted                                             151,816          149,666          143,936

See Notes to Consolidated Financial Statements.

28                         TIFFANY & CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                                      January 31,
                                                                   ------------------------------
(in thousands, except per share amount)                                   2001               2000
-------------------------------------------------------------------------------------------------
ASSETS
   Current assets:
   Cash and cash equivalents                                       $   195,613        $   216,936
   Accounts receivable, less allowances of $7,973 and $9,716           106,988            119,356
   Inventories, net                                                    651,717            504,800
   Deferred income taxes                                                28,069             30,212
   Prepaid expenses and other current assets                            22,458             20,357
                                                                   ------------------------------
   Total current assets                                              1,004,845            891,661

   Property, plant and equipment, net                                  423,244            322,400
   Deferred income taxes                                                 7,282              6,235
   Other assets, net                                                   132,969            123,266
                                                                   ------------------------------
                                                                   $ 1,568,340        $ 1,343,562
                                                                   ==============================
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
   Short-term borrowings                                           $    28,778        $    20,646
   Obligation under capital lease                                       40,747                 --
   Accounts payable and accrued liabilities                            189,531            176,101
   Income taxes payable                                                 42,085             53,954
   Merchandise and other customer credits                               36,057             30,275
                                                                   ------------------------------
   Total current liabilities                                           337,198            280,976

   Long-term debt                                                      242,157            249,581
   Postretirement/employment benefit obligations                        26,134             23,165
   Other long-term liabilities                                          37,368             32,764

   Commitments and contingencies

   Stockholders' equity:
   Common Stock, $0.01 par value; authorized 240,000 shares,
      issued and outstanding 145,897 and 144,952                         1,459              1,450
   Additional paid-in capital                                          318,794            293,173
   Retained earnings                                                   630,076            473,819
   Accumulated other comprehensive loss:
      Foreign currency translation adjustments                         (24,846)           (11,366)
                                                                   ------------------------------
   Total stockholders' equity                                          925,483            757,076
                                                                   ------------------------------
                                                                   $ 1,568,340        $ 1,343,562
                                                                   ==============================

See Notes to Consolidated Financial Statements.

                         TIFFANY & CO. AND SUBSIDIARIES                      29

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                     Years Ended January 31,
                                                                 -------------------------------------------
(in thousands)                                                       2001             2000             1999
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings                                                  $ 190,584        $ 145,679        $  90,062
   Adjustments to reconcile net earnings to net cash
     provided by operating activities:
      Depreciation and amortization                                 46,735           41,543           29,652
      Loss on equity investments                                     1,168              193               --
      Provision for uncollectible accounts                           1,277            1,442            1,996
      Reduction in reserve for product return                           --               --           (2,580)
      Provision for inventories                                     17,666            3,507            6,015
      Tax benefit from exercise of stock options                    12,401           19,632            7,082
      Deferred income taxes                                            782           (8,980)            (618)
      Loss on disposal of fixed assets                                 773               17              435
      Provision for postretirement/employment benefits               2,970            1,626            1,418
   Changes in assets and liabilities:
      Accounts receivable                                           10,235          (12,742)          (6,179)
      Inventories                                                 (182,041)         (13,398)         (81,891)
      Prepaid expenses and other current assets                     (3,913)          (1,065)           1,865
      Other assets, net                                             (5,738)         (10,137)          (4,869)
      Accounts payable                                              11,044           (3,860)          10,611
      Accrued liabilities                                            6,170           37,612           10,576
      Income taxes payable                                         (10,897)          20,595            8,105
      Merchandise and other customer credits                         5,875            7,349            4,210
      Other long-term liabilities                                    4,086            1,338            4,288
                                                                 -------------------------------------------
   Net cash provided by operating activities                       109,177          230,351           80,178
                                                                 -------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Equity investments                                               (7,903)         (70,636)              --
   Capital expenditures                                           (108,382)        (171,237)         (62,821)
   Acquisitions, net of liabilities assumed                             --           (7,031)          (8,150)
   Proceeds from lease incentives                                    3,761            5,316            3,952
                                                                 -------------------------------------------
   Net cash used in investing activities                          (112,524)        (243,588)         (67,019)
                                                                 -------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of Common Stock                               --           71,426               --
   Proceeds from (repayment of) short-term borrowings, net           9,840          (77,676)              15
   Proceeds from issuance of long-term debt                             --           48,818          100,000
   Repurchase of Common Stock                                      (13,319)              --          (30,035)
   Proceeds from exercise of stock options                          10,741           16,380           11,073
   Cash dividends on Common Stock                                  (21,820)         (16,083)         (11,897)
                                                                 -------------------------------------------
   Net cash (used) provided by financing activities                (14,558)          42,865           69,156
                                                                 -------------------------------------------
   Effect of exchange rate changes on
     cash and cash equivalents                                      (3,418)          (1,285)            (974)
                                                                 -------------------------------------------
   Net (decrease) increase in cash and cash equivalents            (21,323)          28,343           81,341
   Cash and cash equivalents at beginning of year                  216,936          188,593          107,252
                                                                 -------------------------------------------
   Cash and cash equivalents at end of year                      $ 195,613        $ 216,936        $ 188,593
                                                                 ===========================================

See Notes to Consolidated Financial Statements.

30                        TIFFANY & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                             Accumulated
                                                    Total                          Other          Common Stock           Additional
                                            Stockholders'      Retained    Comprehensive     ----------------------         Paid-in
(in thousands)                                     Equity      Earnings             Loss      Shares         Amount         Capital
-----------------------------------------------------------------------------------------------------------------------------------
Balances, January 31, 1998                      $ 443,724     $ 293,689         $(18,399)    139,720      $   1,398      $ 167,036
Exercise of stock options                          11,073            --               --       2,280             22         11,051
Tax benefit from exercise of stock options          7,082            --               --          --             --          7,082
Issuance of Common Stock
   under the Employee Profit Sharing
   and Retirement Savings Plan                      1,400            --               --         126              2          1,398
Purchase and retirement of Common Stock           (30,035)      (27,631)              --      (3,194)           (32)        (2,372)
Cash dividends on Common Stock                    (11,897)      (11,897)              --          --             --             --
Foreign currency translation adjustments            5,044            --            5,044          --             --             --
Net earnings                                       90,062        90,062               --          --             --             --
                                                ----------------------------------------------------------------------------------
Balances, January 31, 1999                        516,453       344,223          (13,355)    138,932          1,390        184,195
Exercise of stock options                          16,380            --               --       3,006             30         16,350
Tax benefit from exercise of stock options         19,632            --               --          --             --         19,632
Issuance of Common Stock
   under the Employee Profit Sharing
   and Retirement Savings Plan                      1,600            --               --         114              1          1,599
Issuance of Common Stock,
   net of issuance costs of $168                   71,426            --               --       2,900             29         71,397
Cash dividends on Common Stock                    (16,083)      (16,083)              --          --             --             --
Foreign currency translation adjustments            1,989            --            1,989          --             --             --
Net earnings                                      145,679       145,679               --          --             --             --
                                                ----------------------------------------------------------------------------------
BALANCES, JANUARY 31, 2000                        757,076       473,819          (11,366)    144,952          1,450        293,173
Exercise of stock options                          10,741            --               --       1,307             13         10,728
Tax benefit from exercise of stock options         12,401            --               --          --             --         12,401
Issuance of Common Stock
   under the Employee Profit Sharing
   and Retirement Savings Plan                      3,300            --               --         103              1          3,299
Purchase and retirement of Common Stock           (13,319)      (12,507)              --        (465)            (5)          (807)
Cash dividends on Common Stock                    (21,820)      (21,820)              --          --             --             --
Foreign currency translation adjustments          (13,480)           --          (13,480)         --             --             --
Net earnings                                      190,584       190,584               --          --             --             --
                                                ----------------------------------------------------------------------------------
BALANCES, JANUARY 31, 2001                      $ 925,483     $ 630,076         $(24,846)    145,897      $   1,459      $ 318,794
                                                ==================================================================================

Comprehensive earnings is as follows:                2001          2000          1999
                                                -------------------------------------
Net earnings                                    $ 190,584     $ 145,679      $ 90,062
Foreign currency translation adjustments          (13,480)        1,989         5,044
                                                -------------------------------------
                                                $ 177,104     $ 147,668      $ 95,106
                                                =====================================

See Notes to Consolidated Financial Statements.


                           TIFFANY & CO. AND SUBSIDIARIES                    31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

The Company's fiscal year ends on January 31 of the following calendar year. References to years relate to fiscal years rather than calendar years.

BASIS OF REPORTING

The consolidated financial statements include the accounts of Tiffany & Co. and all majority-owned domestic and foreign subsidiaries (the "Company"). The equity method of accounting is used for investments in which the Company has significant influence, but not a controlling interest. Intercompany accounts, transactions and profits have been eliminated in consolidation. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America that require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, provisions for income taxes and uncollectible accounts and the recoverability of non-consolidated investments and long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and, when necessary, records the effect of any adjustments.

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

RECEIVABLES AND FINANCE CHARGES

The Company's domestic and international presence and large, diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses and, historically, such losses, in the aggregate, have not exceeded expectations.

Finance charges on retail revolving charge accounts are not material and are accounted for as a reduction of Selling, general and administrative expenses.

INVENTORIES

Inventories are valued at the lower of cost or market. Domestic and foreign branch inventories are valued using the LIFO (last-in, first-out) method. Inventories held by foreign subsidiaries are valued using the FIFO (first-in, first-out) method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

GOODWILL

Goodwill represents the excess of cost over fair value of net assets acquired and is amortized over 20 years using the straight-line method. At January 31, 2001 and 2000, unamortized goodwill amounts of $10,884,000 and $10,628,000 were included in Other assets, net.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically reviews its long-lived assets for impairment by comparing the carrying values of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. In 2000, 1999 and 1998, there were no significant impairment losses related to long-lived assets.

32                         TIFFANY & CO. AND SUBSIDIARIES

FINANCIAL INSTRUMENTS

The Company manages a foreign currency hedging program intended to reduce the Company's risk in foreign currency-denominated (primarily yen) transactions. To minimize the potentially negative impact of a significant strengthening of the U.S. dollar against the yen, the Company (generally on a regular basis) purchases foreign currency put options and enters into forward foreign-exchange contracts that are designated as hedges of commitments to purchase merchandise and settle liabilities in foreign currencies. Unrealized gains and losses on these foreign-exchange contracts are initially deferred and later recognized in earnings or as adjustments to inventories and liabilities when the related transactions are settled. The Company does not use derivative financial instruments for trading or speculative purposes.

PREOPENING COSTS

Costs associated with the opening of new retail stores are expensed in the period incurred.

ADVERTISING COSTS

Media and production costs for print advertising are expensed as incurred, while catalog costs are expensed upon mailing. Media and production costs associated with television advertising are expensed when the advertising first takes place. Advertising costs, which include media, production and catalogs, totaled $65,400,000, $57,300,000 and $52,500,000 in 2000, 1999 and 1998.

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

FOREIGN CURRENCY

The functional currency of the Company's foreign subsidiaries is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of other comprehensive earnings within stockholders' equity. Gains and losses resulting from foreign currency transactions have not been significant and are included in Other income, net.

REVENUE RECOGNITION

Sales are recognized at the "point of sale," which occurs when merchandise is sold in an "over-the-counter" transaction or upon receipt by a customer. Sales are reported net of returns. The Company maintains a reserve for potential product returns and it records, as a reduction to sales, its provision for estimated product returns, which is determined based on historical experience. In 2000, 1999 and 1998, the largest portion of the Company's sales was denominated in U.S. dollars.

SHIPPING AND HANDLING FEES AND COSTS

Fees billed to customers related to shipping and handling are accounted for as revenue and included in net sales. Shipping and handling costs are included as a component of cost of sales.

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

                           TIFFANY & CO. AND SUBSIDIARIES                    33

STOCK SPLITS

On May 18, 2000 and May 20, 1999, the Board of Directors declared a two-for-one split of the Company's Common Stock, effected in the form of a share distribution (stock dividend) paid on July 20, 2000 and July 21,1999 to stockholders of record on June 20, 2000 and June 23, 1999. Shares, per share and stock option data have been retroactively adjusted to reflect the splits.

RECLASSIFICATIONS

Certain reclassifications were made to prior years' consolidated financial statement amounts and related note disclosures to conform with the current year's presentation.

NEW ACCOUNTING STANDARDS

In June 1998, 1999 and 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An amendment of SFAS No. 133." These statements outline the accounting treatment for all derivative activities, which requires that an entity recognize all derivative instruments as either assets or liabilities on its balance sheet at their fair value. Gains and losses resulting from changes in the fair value of derivatives are recorded each period in current or comprehensive earnings, depending on whether a derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in comprehensive earnings will be reclassified to earnings in the period in which earnings are affected by the hedged item. On February 1, 2001, the Company adopted SFAS No. 133 and its application had no significant impact on its financial position, earnings or cash flows.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidelines in applying generally accepted accounting principles to certain revenue recognition issues. The Company adopted SAB 101 in the fourth quarter of the year ended January 31, 2001, as of the beginning of 2000, and its application had no significant impact on its financial position, earnings or cash flows.

In July 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," and determined that all fees billed related to shipping and handling should be classified as revenue. Subsequently, the EITF determined that the classification of shipping and handling costs is an accounting policy decision that should be disclosed. During the years ended January 31, 2001, 2000 and 1999, the Company reclassified from Selling, general and administrative expenses $10,217,000, $9,833,000 and $8,685,000 of shipping and handling fees to revenue and $46,062,000, $41,998,000 and $37,383,000 of handling costs to cost of sales.

B. ACQUISITIONS AND DISPOSITIONS

In January 2001, wholesale sales of fragrance products were discontinued in the U.S. and most international markets; in July 2000, wholesale sales of jewelry and non-jewelry items were discontinued in Europe; in January 2000, wholesale sales of jewelry and other non-jewelry items were discontinued in the U.S. In connection with these decisions, the Company established product return reserves, which had the effect of reducing gross profit by $9,364,000, and recorded a charge of $3,146,000 to Selling, general and administrative expenses, primarily relating to the write-off of unrecoverable store fixtures maintained by such customers. As of January 31, 2001, $3,132,000 of estimated product return reserves remain for these operations.

In March 1999, the Company acquired the business of a TIFFANY & CO. retail boutique previously operated by Mitsukoshi, Ltd. ("Mitsukoshi"), a related party and leading Japanese department store group, for $7,031,000. In February 1998, the Company acquired substantially all of the assets and assumed certain liabilities of another TIFFANY & CO. retail boutique previously operated by Mitsukoshi for $8,150,000 plus contingent payments based on operating performance over a five-year period. These acquisitions were accounted for under the purchase

34                         TIFFANY & CO. AND SUBSIDIARIES
method and, accordingly, the assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill.

C. INVESTMENTS

In February 2000, the Company announced the acquisition of an approximate 5.4% equity interest in Della.com, Inc. ("Della"), a provider of on-line wedding gift registry services. Immediately thereafter, the Company entered into a Gift Registry Service Agreement, whereby the Company agreed to offer products through Della's site and whereby Della agreed to develop an on-line wedding gift registry for the Company. In April 2000, Della merged with and into Wedcom Inc. with the consequence that the Company's equity interest in Della was converted to an approximate 2.7% interest in Wedcom Inc., assuming the conversion of all outstanding preferred shares to common. The Company is accounting for this investment in accordance with the cost method as provided in Accounting Principles Board Opinion No. 18, as amended.

In July 1999, the Company made a strategic investment in Aber Diamond Corporation ("Aber"), previously known as Aber Resources Ltd., a publicly-traded company headquartered in Canada, by purchasing 8 million shares of its common stock at a cost of $70,636,000, which represented approximately 14.9% of Aber's outstanding shares. Aber holds a 40% interest in the Diavik Diamonds Project in Canada's Northwest Territories, an operation being developed to mine gem-quality diamond reserves. Production is expected to commence during the year ending January 31, 2004. On January 31, 2001 and 2000, the Company's investment had aggregate values of $69,500,000 and $46,000,000. This investment is included in Other assets, net and has been allocated between the Company's interest in the net book value of Aber, $20,203,000 and $21,446,000 at January 31, 2001 and 2000, and the mineral rights obtained, $49,190,000 at January 31, 2001 and 2000. The amount allocated to the Company's interest in the net book value of Aber is being accounted for under the equity method based upon the Company's significant influence including representation on Aber's Board of Directors. The Company's share of Aber's results from operations has been included in Other income, net and amounted to losses of $1,243,000 and $193,000 in 2000 and 1999. Depletion of the mineral rights will be recorded as a charge to cost of sales based on the projected units of production method and will commence once production has started. In addition, prior to the start of production, the Company will form a joint venture with Aber and enter into a diamond purchase agreement whereby the Company shall have the obligation to purchase, subject to the Company's quality standards, a minimum of $50,000,000 of diamonds per year for 10 years. It is expected that this commercial relationship will enable the Company to secure a considerable portion of its future diamond needs.

D. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information:


                                                     Years Ended January 31,
                                      --------------------------------------
(in thousands)                            2001           2000           1999
----------------------------------------------------------------------------
Cash paid during the year for:
   Interest                           $ 15,487        $14,052        $ 7,806
                                      ======================================
   Income taxes                       $121,019        $67,451        $47,625
                                      ======================================

Details of businesses acquired in purchase transactions:

                                                     Years Ended January 31,
                                      --------------------------------------
(in thousands)                            2001           2000           1999
----------------------------------------------------------------------------
Fair value of assets acquired         $     --        $ 7,048       $ 12,302
Less: liabilities assumed                   --            (17)        (4,152)
                                      --------------------------------------
Net cash paid for acquisitions        $     --        $ 7,031       $  8,150
                                      ======================================

Supplemental Noncash Investing and Financing Activities:


                                                     Years Ended January 31,
                                      --------------------------------------
(in thousands)                            2001           2000           1999
----------------------------------------------------------------------------
Issuance of Common Stock
  under the Employee
  Profit Sharing and
  Retirement Savings Plan              $ 3,300        $ 1,600        $ 1,400
                                      ======================================
Capital Lease                          $40,747        $    --          $  --
                                      ======================================

                           TIFFANY & CO. AND SUBSIDIARIES                    35

E. INVENTORIES

                                       January 31,
                       ---------------------------
(in thousands)              2001              2000
--------------------------------------------------
Finished goods         $ 510,888         $ 438,499
Raw materials             87,207            43,278
Work-in-process           56,636            25,648
                       ---------------------------
                         654,731           507,425

Reserves                  (3,014)           (2,625)
                       ---------------------------
                       $ 651,717         $ 504,800
                       ===========================

LIFO-based inventories at January 31, 2001 and 2000 were $531,936,000 and $377,588,000 with the current cost exceeding the LIFO inventory value by $15,942,000 and $13,492,000. The LIFO valuation method had the effect of decreasing earnings per diluted share by $0.01 for the year ended January 31, 2001, had the effect of increasing earnings per diluted share by $0.01 for the year ended January 31, 2000, and had no effect on earnings per diluted share for the year ended January 31, 1999.

F. PROPERTY, PLANT AND EQUIPMENT

In January 2001, the Company notified the lessor of its New Jersey customer service/distribution center and office facility that it exercised its irrevocable purchase right included in the lease. This purchase is expected to be completed in January 2002. In January 2000, the Company purchased land for a manufacturing facility in Rhode Island. In November 1999, the Company purchased the land and building housing its flagship store at Fifth Avenue and 57th Street, New York City.

                                                January 31,
                                ---------------------------
(in thousands)                       2001              2000
-----------------------------------------------------------
Land                            $  38,998         $  38,998
Buildings                          63,457            62,025
Leasehold improvements            216,086           184,447
Capital leases                     42,034                --
Construction-in-progress           33,747             7,418
Office equipment                  186,757           158,556
Machinery and equipment            34,744            23,077
                                ---------------------------
                                  615,823           474,521
Accumulated depreciation
  and amortization               (192,579)         (152,121)
                                ---------------------------
                                $ 423,244         $ 322,400
                                ===========================


The provision for depreciation and amortization for the years ended January 31, 2001, 2000 and 1999 was $47,448,000, $41,161,000 and $29,347,000.

G. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                             January 31,
                                ------------------------
(in thousands)                      2001            2000
--------------------------------------------------------
Accounts payable - trade        $ 73,365        $ 61,788
Accrued compensation
  and commissions                 41,947          33,018
Accrued sales and
  withholding taxes               13,212          14,360
Other                             61,007          66,935
                                ------------------------
                                $189,531        $176,101
                                ========================

H. EARNINGS PER SHARE

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted earnings per share ("EPS") computations:


                                                    Years Ended January 31,
                                   ----------------------------------------
(in thousands)                         2001            2000            1999
---------------------------------------------------------------------------
Net earnings for basic
  and diluted EPS                  $190,584        $145,679        $ 90,062
                                   ========================================
Weighted average
  shares for basic EPS              145,493         142,968         139,860
Incremental shares based
  upon the assumed exercise
  of stock options                    6,323           6,698           4,076
                                   ----------------------------------------
Weighted average shares
  for diluted EPS                   151,816         149,666         143,936
                                   ========================================

In 2000, 1999 and 1998, there were 1,683,000, 36,000 and nil stock options excluded from the computations of earnings per diluted share due to their antidilutive effect.

I. DEBT

                                                  January 31,
                                     ------------------------
(in thousands)                           2001            2000
-------------------------------------------------------------
Short-term borrowings                $ 28,778        $ 20,646
Long-term debt:
  Variable rate yen loan               47,487          51,376
  6.90% Series A Senior Notes          60,000          60,000
  7.05% Series B Senior Notes          40,000          40,000
  4.50% yen loan                       43,170          46,705
  7.52% Senior Notes                   51,500          51,500
                                     ------------------------
                                     $270,935        $270,227
                                     ========================

36                         TIFFANY & CO. AND SUBSIDIARIES

In October 1999, the Company entered into a yen 5,500,000,000, five-year loan agreement due 2004, bearing interest at a variable rate. The interest rate at January 31, 2001 was 1.02% and is based upon the six-month Japanese LIBOR plus 50 basis points and is reset every six months (the "floating rate"). The proceeds from this loan were used to reduce short-term indebtedness in Japan. Concurrently, the Company entered into a five-year, yen 5,500,000,000 interest rate swap agreement whereby the Company pays a fixed rate of interest of 1.815% and receives the floating rate on the yen 5,500,000,000 loan. The interest rate swap agreement had the effect of increasing interest expense by $538,000 and $156,000 for the years ended January 31, 2001 and 2000. The fair values of the interest rate swap were $1,204,000 and $495,000 at January 31, 2001 and 2000 and were based upon the amounts the Company would expect to pay to terminate the agreement.

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

The Company maintains a $160,000,000 multicurrency revolving credit facility (the "Credit Facility") with five banks. The Credit Facility entitles the Company to borrow $31,250,000 on a pro-rata basis from each of three banks, $30,000,000 from one bank and $36,250,000 from an agent bank. All borrowings are at interest rates based on a prime rate or a reserve-adjusted LIBOR and are affected by local borrowing conditions. The Credit Facility expires on June 30, 2002. At January 31, 2001 and 2000, the amounts outstanding under the Credit Facility were $28,108,000 and $19,795,000 with interest rates ranging from 0.26% to 7.80% and 0.30% to 8.30%. The weighted average interest rates for the Credit Facility were 4.55% and 1.43% for the years ended January 31, 2001 and 2000. The Credit Facility requires the payment of an annual fee based on the total amount of available credit and contains covenants that require maintenance of certain debt/equity and interest coverage ratios, in addition to other requirements customary to loan facilities of this nature.

The Company has a yen 5,000,000,000, 15-year term loan agreement due 2011 bearing interest at a rate of 4.50%.

The Company has issued, at par, $51,500,000 of 7.52% Senior Notes Due 2003. The Note Purchase Agreements require lump sum repayments upon maturity, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary in such circumstances.

The fair value of the 7.52% Senior Notes at January 31, 2001 and 2000 was approximately $52,751,000 and $50,678,000. The fair value of the 6.90% Series A Senior Notes at January 31, 2001 and 2000 was approximately $59,349,000 and $54,250,000. The fair value of the 7.05% Series B Senior Notes at January 31, 2001 and 2000 was approximately $39,272,000 and $35,533,000. The fair values of the Senior Notes and the Series A and Series B Senior Notes were determined using the quoted market prices of debt instruments with similar terms and maturities. The fair value of the 4.50% yen long-term debt was $50,002,000 and $55,263,000 at January 31, 2001 and 2000. The fair value of the 4.50% yen debt is based upon discounted cash flow analysis for securities with similar characteristics. The fair value of the yen variable rate long-term debt approximates its carrying value of $47,487,000 and $51,376,000 at January 31, 2001 and 2000 due to its variable interest rate terms.

                           TIFFANY & CO. AND SUBSIDIARIES                    37

J. FINANCIAL INSTRUMENTS

In the normal course of business, the Company uses various financial instruments, including derivative financial instruments, for purposes other than trading. These instruments include interest rate swap agreements, foreign currency-purchased put options and forward foreign-exchange contracts. The Company does not use derivative financial instruments for trading or speculative purposes.

The Company's foreign subsidiaries and branches satisfy all of their inventory requirements by purchasing merchandise from the Company's New York subsidiary. All inventory purchases are payable in U.S. dollars. Accordingly, the foreign subsidiaries and branches have foreign-exchange risk that may be hedged. To mitigate this risk, the Company manages a foreign currency hedging program intended to reduce the Company's risk in foreign currency-denominated (primarily yen) transactions.

To minimize the potentially negative impact of a significant strengthening of the U.S. dollar against the yen, the Company purchases yen put options (the "options") on behalf of its Japanese subsidiary which are designated as hedges of commitments to purchase merchandise in U.S. dollars. At January 31, 2001, the Company had outstanding options maturing at various dates through January 24, 2002, giving it the right, but not the obligation, to sell yen 10,134,000,000 at predetermined contract-exchange rates. If the market yen-exchange rates at maturity are below the contracted rates, the Company will allow the options to expire. Unrealized gains relating to the Company's options are initially deferred and later recognized in earnings based upon the disposition of the related inventory. Recognized gains on the Company's options were $291,000, $2,446,000 and $7,731,000 in 2000, 1999 and 1998 with unamortized gains totaling $1,386,000, $59,000 and $2,386,000 for those years. The unrealized gain on the Company's purchased put options amounted to $5,503,000 at January 31, 2001. The fair value of the options was $5,411,000 and $1,308,000 at January 31, 2001 and 2000. The fair value of the options was determined using quoted market prices for these instruments.

At January 31, 2001 and 2000, the Company also had $18,003,000 and $6,676,000 of outstanding forward exchange yen contracts, which subsequently matured on February 26, 2001 and February 28, 2000, to support the settlement of merchandise liabilities for the Company's business in Japan. Due to the short-term nature of the Company's forward foreign-exchange contracts and the lack of significant fluctuations between currencies, the book value of the underlying assets and liabilities approximates fair value. The Company's pretax expense related to its hedging program was $2,648,000, $2,864,000 and $3,455,000 in 2000, 1999 and 1998.

K. COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities. The lease agreements, which expire at various dates through 2017, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

In January 2001, the Company notified the lessor of its New Jersey customer service/distribution center and office facility that it exercised its irrevocable purchase right included in the lease for approximately $40,706,000. This purchase is expected to be completed in January 2002.

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases. Rent expense for the Company's operating leases, including escalations, consisted of the following:

                                      Years Ended January 31,
                        -------------------------------------
(in thousands)             2001           2000           1999
-------------------------------------------------------------
Minimum rent            $41,014        $43,596        $40,633
Contingent rent
  based on sales         17,469         13,195          7,818
                        -------------------------------------
                        $58,483        $56,791        $48,451
                        =====================================

38                         TIFFANY & CO. AND SUBSIDIARIES

Aggregate future minimum annual rental payments under noncancelable leases are as follows:

                                 Capital      Operating
                                  Leases         Leases
                                -----------------------
Years Ending January 31,             (in thousands)
-------------------------------------------------------
2002                             $44,083      $  42,497
2003                                   -         40,949
2004                                   -         37,413
2005                                   -         35,757
2006                                   -         34,886
Thereafter                             -        191,468
                                -----------------------
Total minimum rentals             44,083       $382,970
                                               ========
Imputed interest at 8.19%         (3,336)
                                ---------
Present value of
  minimum lease payments         $40,747
                                 =======

The Company is, from time to time, involved in routine litigation incidental to the conduct of its business including proceedings to protect its trademark rights, litigation instituted by persons injured upon premises within the Company's control, litigation with present and former employees and litigation claiming infringement of the copyrights and patents of others. Management believes that such pending litigation will not have a significant impact on the Company's financial position, earnings or cash flows.

L. RELATED PARTY TRANSACTIONS

In February 1999, Mitsukoshi sold 17,080,000 shares of the Company's Common Stock in a public offering at $14.00 per share. Prior to this public offering, Mitsukoshi owned approximately 12.3% of the Company's outstanding Common Stock and was a related party.

Prior to 1993, Mitsukoshi was the Company's principal product distributor in Japan. In 1993, the Company realigned its Japanese operations and assumed full merchandising and marketing responsibilities for its boutiques located in Mitsukoshi's stores. The Company continues to operate boutiques within Mitsukoshi's stores in Japan and a flagship store in Tokyo pursuant to agreements which expire in September 2001. In connection with these agreements, the Company pays a percentage of sales generated in these locations to Mitsukoshi. These fees totaled $76,400,000, $70,200,000 and $57,400,000 in 2000,
1999 and 1998.

Mitsukoshi no longer operates TIFFANY & CO. boutiques in the Asia-Pacific region. Wholesale sales to Mitsukoshi were nil in 2000, $142,000 in 1999 and $5,200,000 in 1998. There were no trade receivables due from Mitsukoshi at January 31, 2001 and 2000.

M. STOCKHOLDERS' EQUITY

AUTHORIZED STOCK

In May 2000, the stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of common shares authorized from 120,000,000 shares to 240,000,000 shares, following an approved increase in May 1999 from 60,000,000 shares to 120,000,000 shares.

In July 1999, the Company issued 2,900,000 shares of its Common Stock at a price of $24.6876 per share, resulting in net proceeds of $71,426,000. The net proceeds from the sale were added to the Company's working capital and used to support ongoing business expansion.

STOCK REPURCHASE PROGRAM

In September 2000, the Board of Directors extended the Company's original stock repurchase program until November 2003. The program was initially authorized in November 1997 for the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period and would have expired in November 2000. As extended, the program authorizes future repurchases of up to $100,000,000 of the Company's Common Stock in the open market. The timing and actual number of shares repurchased will depend on a variety of factors such as price and other market conditions. The Company repurchased and retired 465,000 shares in 2000 at an aggregate cost of $13,319,000, or an average cost of $28.64 per share; none in 1999; and repurchased and retired 3,194,400 shares in 1998 at an aggregate cost of $30,035,000, or an average cost of $9.40 per share.

PREFERRED STOCK

The Board of Directors is authorized to issue, without further action by the stockholders, shares of Preferred Stock and to fix and alter the rights related to such stock. In March 1987, the stockholders authorized 2,000,000 shares of

                          TIFFANY & CO. AND SUBSIDIARIES                     39

Preferred Stock, par value $0.01 per share. In November 1988, the Board of Directors designated certain shares of such Preferred Stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, to be issued in connection with the exercise of certain stock purchase rights under the Stockholder Rights Plan. At January 31, 2001 and 2000, there were no shares of Preferred Stock issued or outstanding.

STOCKHOLDER RIGHTS PLAN

In September 1998, the Board of Directors amended and restated the Company's existing Stockholder Rights Plan (the "Rights Plan") to extend its expiration date from November 17, 1998 to September 17, 2008. Under the Rights Plan, as amended, each outstanding share of the Company's Common Stock has a stock purchase right, initially subject to redemption at $0.01 per right, which right first becomes exercisable should certain takeover-related events occur. Following certain such events, but before any person has acquired beneficial ownership of 15% of the Company's common shares, each right may be used to purchase 0.0025 of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $165.00 (subject to adjustment); after such an acquisition, each right becomes nonredeemable and may be used to purchase, for the exercise price, common shares having a market value equal to two times the exercise price. If, after such acquisition, a merger of the Company occurs (or 50% of the Company's assets are sold), each right may be exercised to purchase, for the exercise price, common shares of the acquiring corporation having a market value equal to two times the exercise price. Rights held by such a 15% owner may not be exercised.

CASH DIVIDENDS

The Board of Directors declared an increase of 33% in the quarterly dividend rate on common shares in both May 2000 and 1999, increasing the quarterly rate to $0.04 and $0.03 per share. On February 21, 2001, the Board of Directors declared a quarterly dividend of $0.04 per common share. This dividend will be paid on April 10, 2001 to stockholders of record on March 20, 2001.

N. STOCK COMPENSATION PLANS

In May 1998, the stockholders approved both the Company's 1998 Employee Incentive Plan and the Directors Option Plan. No award may be made under either plan after March 19, 2008. Under the Employee Incentive Plan, the maximum number of shares of Common Stock subject to award is 8,000,000 (subject to adjustment); awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock and cash; awards made in the form of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights may have a maximum term of 10 years from the date of grant (vesting in increments of 25% per year over a four-year period on the yearly anniversary date of the grant) and may not be granted for an exercise price below fair market value. With the adoption of the Employee Incentive Plan, no further stock options may be granted under the Company's 1986 Stock Option Plan; however, 4,823,851 shares remain subject to issuance based on prior grants made under such plan. Under the Directors Option Plan, the maximum number of shares of Common Stock subject to award is 1,000,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 20,000 (subject to adjustment) shares per non-employee director in any fiscal year; awards made in the form of stock options may have a maximum term of 10 years from the date of grant (vesting in increments of 50% per year over a two-year period on the yearly anniversary date of the grant) and may not be granted for an exercise price below fair market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below-market exercise price options. No further options may be granted under the 1988 Directors Option Plan, which has expired; all options awarded under the 1988 Plan were granted at 50% below the market value at the date of grant. The Company recognizes compensation expense relating to options granted at below market value based on the difference between the option price and the fair market value at the date of grant.

40                         TIFFANY & CO. AND SUBSIDIARIES

A summary of activity for the Company's stock option plans is presented below:

                                                          Weighted
                                          Number           Average
                                              of          Exercise
                                          Shares             Price
--------------------------------------------------------------------
Outstanding, January 31, 1998         12,099,740         $    6.38
Granted                                3,152,900             14.59
Exercised                             (2,280,652)             4.86
Forfeited                               (410,400)             8.18
                                     -----------------------------
Outstanding, January 31, 1999         12,561,588              8.66
Granted                                1,899,400             39.54
Exercised                             (3,006,564)             5.45
Forfeited                               (168,800)            12.06
                                     -----------------------------
Outstanding, January 31, 2000         11,285,624             14.66
Granted                                1,581,300             33.06
Exercised                             (1,307,545)             8.21
Forfeited                               (228,850)            20.71
                                     -----------------------------
OUTSTANDING, January 31, 2001         11,330,529         $   17.85
                                     =============================

Options exercisable at January 31, 2001, 2000 and 1999 were 6,438,929, 5,675,874 and 6,435,352.

The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, compensation expense has not been recognized for stock options granted at or above fair value. Had compensation expense been determined and recorded based upon fair value at grant date, net earnings and earnings per share would have been reduced to pro forma amounts as follows:

                                                              Years Ended January 31,
                                          -------------------------------------------
(in thousands, except per share amounts)         2001             2000           1999
-------------------------------------------------------------------------------------
Net earnings:
  As reported                             $   190,584      $   145,679    $    90,062
  Pro forma                                   181,473          139,976         87,858
Earnings per basic share:
  As reported                                    1.31             1.02           0.64
  Pro forma                                      1.25             0.98           0.63
Earnings per diluted share:
  As reported                                    1.26             0.97           0.63
  Pro forma                                      1.20             0.94           0.61

The weighted-average fair values of options granted for the years ended January 31, 2001, 2000 and 1999 were $12.14, $15.10 and $4.80. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                               Years Ended January 31,
                                   -----------------------------------
                                    2001           2000           1999
----------------------------------------------------------------------
Dividend yield                      0.7%           0.7%           0.8%
Expected volatility                35.0%          33.0%          30.5%
Risk-free interest rate             4.9%           6.7%           4.8%
Expected life (years)                 5              5              5


The following tables summarize information concerning options outstanding and exercisable at January 31, 2001:


                                                Options Outstanding
                       --------------------------------------------
                                           Weighted
                                            Average        Weighted
                                          Remaining         Average
Range of                    Number      Contractual        Exercise
Exercise Prices        Outstanding     Life (years)           Price
-------------------------------------------------------------------
$  0.97-$ 6.88           2,647,729             5.14        $   4.99
$  8.50-$ 9.48           2,318,950             7.59            9.46
$ 10.14-$12.20             410,450             7.52           11.31
$ 14.98-$14.98           2,565,700             7.97           14.98
$ 17.59-$39.97           1,807,100             9.71           31.84
$ 42.08-$42.08           1,580,600             8.97           42.08
                       --------------------------------------------
                        11,330,529             7.63        $  17.85
                       ============================================


                                        Options Exercisable
                       ------------------------------------
                                                   Weighted
                                                    Average
Range of                    Number                 Exercise
Exercise Prices        Exercisable                    Price
-----------------------------------------------------------
$  0.97-$ 6.88           2,647,729                  $  4.99
$  8.50-$ 9.48           1,836,600                     9.45
$ 10.14-$12.20             213,950                    11.20
$ 14.98-$14.98           1,280,200                    14.98
$ 17.59-$39.97              52,800                    23.79
$ 42.08-$42.08             407,650                    42.08
                       ------------------------------------
                         6,438,929                  $ 10.96
                       ====================================

                           TIFFANY & CO. AND SUBSIDIARIES                    41

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

The Company provides certain health care and life insurance benefits for retired employees and accrues the cost of providing these benefits throughout the employees' active service periods until they attain full eligibility for those benefits. Substantially all of the Company's U.S. employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The Company's employee and retiree health care benefits are administered by an insurance company and premiums on life insurance are based on prior years' claims experience. Based on current estimates and a fixed health-care-cost trend rate of 6.50%, an increase to this rate by one percentage point would increase the Company's accumulated postretirement benefit obligation by $1,127,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $176,000 for the year ended January 31, 2001. Decreasing the health-care-cost trend rate by one percentage point would decrease the Company's accumulated postretirement benefit obligation by $1,038,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $161,000 for the year ended January 31, 2001.

42                         TIFFANY & CO. AND SUBSIDIARIES

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the plans:


                                                                                                 Other Postretirement
                                                               Pension Benefits                              Benefits
                                                        --------------------------------------------------------------
(in thousands, except percentages)                          2001              2000              2001              2000
----------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year               $ 76,339          $ 70,692          $ 22,306          $ 18,923
  Service cost                                             4,632             4,503             2,129             1,626
  Interest cost                                            5,487             4,444             1,642             1,030
  Participants' contributions                                 --                --                33                15
  Amendments                                                  --                --                --               486
  Actuarial loss (gain)                                    6,203              (566)              618             1,132
  Benefits paid                                           (2,842)           (2,734)             (934)             (906)
                                                        --------------------------------------------------------------
  Benefit obligation at end of year                     $ 89,819          $ 76,339          $ 25,794          $ 22,306
                                                        ==============================================================

CHANGE IN PLAN ASSETS:
  Fair value of plan assets at beginning of year        $ 85,882          $ 67,385          $     --          $     --
  Actual return on plan assets                            (3,759)           21,231                --                --
  Employer contribution                                       --                --               901               891
  Participants' contributions                                 --                --                33                15
  Benefits paid                                           (2,842)           (2,734)             (934)             (906)
                                                        --------------------------------------------------------------
  Fair value of plan assets at end of year              $ 79,281          $ 85,882          $     --          $     --
                                                        ==============================================================

Funded status                                           $(10,538)         $  9,543          $(25,794)         $(22,306)
Unrecognized net actuarial gain                           (7,440)          (22,568)             (727)           (1,344)
Unrecognized prior service cost                               10               147               275               269
Unrecognized transition obligation                            31               134                --                --
                                                        --------------------------------------------------------------
Accrued benefit cost                                    $(17,937)         $(12,744)         $(26,246)         $(23,381)

                                                        ==============================================================
Weighted-average assumptions at end of year:
Discount rate                                               7.00%             7.50%             7.00%             7.50%
Expected return on plan assets                              9.00%             9.00%               --                --
Rate of increase in compensation                            4.25%             4.50%               --                --



Net periodic pension and other postretirement benefit expense included the following components:


                                                                                              Years Ended January 31,
                                                    -----------------------------------------------------------------
                                                                                                 Other Postretirement
                                                                  Pension Benefits                            Benefits
(in thousands)                                        2001        2000        1999        2001        2000        1999
----------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during period         $ 4,632     $ 4,503     $ 3,501     $ 2,129     $ 1,626     $ 1,253
Interest cost on accumulated benefit obligation      5,487       4,444       4,089       1,642       1,030       1,055
Return on plan assets                               (5,166)     (4,373)     (3,999)         --          --          --
Net amortization and deferrals                         241         971         649          (5)       (230)       (225)
                                                   -------------------------------------------------------------------
Net expense                                        $ 5,194     $ 5,545     $ 4,240     $ 3,766     $ 2,426     $ 2,083
                                                   ===================================================================

                           TIFFANY & CO. AND SUBSIDIARIES                    43

PROFIT SHARING AND RETIREMENT SAVINGS PLAN

The Company also maintains an Employee Profit Sharing and Retirement Savings Plan (the "EPSRS Plan") that covers substantially all U.S.-based employees. Under the profit sharing portion of the EPSRS Plan, the Company makes contributions to the employees' accounts based upon the achievement of certain targeted earnings objectives established by the Board of Directors. The Company recorded charges in 2000, 1999 and 1998 of $2,800,000, $3,300,000 and
$1,600,000. Under the retirement savings feature, employees who meet certain eligibility requirements may participate in the EPSRS Plan by contributing up to 15% of their annual compensation and the Company provides a 50% matching contribution up to 6% of each participant's total compensation. The Company recorded charges of $3,635,000, $2,983,000 and $2,477,000 in 2000, 1999 and
1998. Contributions to both portions of the EPSRS Plan are made in the following year in the form of newly issued Company Common Stock.

P. INCOME TAXES

Earnings before income taxes consisted of the following:

                                Years Ended January 31,
                       --------------------------------
(in thousands)             2001       2000         1999
-------------------------------------------------------
United States          $245,665   $177,011     $118,541
Foreign                  71,976     71,047       37,107
                       --------------------------------
                       $317,641   $248,058     $155,648
                       ================================


Components of the provision for income taxes were as follows:


                                     Years Ended January 31,
                 --------------------------------------------
(in thousands)        2001              2000             1999
-------------------------------------------------------------
Current:
  Federal        $  80,530         $  58,908         $ 38,346
  State             21,309            20,406           13,250
  Foreign           25,988            30,900           14,384
                 --------------------------------------------
                   127,827           110,214           65,980
                 --------------------------------------------
Deferred:
  Federal              476            (4,932)            (511)
  State             (1,222)           (2,261)            (307)
  Foreign              (24)             (642)             424
                 --------------------------------------------
                      (770)           (7,835)            (394)
                 --------------------------------------------
                 $ 127,057         $ 102,379         $ 65,586
                 ============================================


Deferred tax assets (liabilities) consisted of the following:


                                                        January 31,
                                          -------------------------
(in thousands)                                2001             2000
-------------------------------------------------------------------
Postretirement/employment benefits        $ 12,080         $ 10,899
Product return reserves                      1,259              983
Inventory reserves                          13,657           10,093
Accrued expenses                            10,008           14,049
Financial hedging instruments                1,173              619
Depreciation                                 1,187           (1,163)
Pension contribution                         7,231            4,989
Undistributed earnings
  of foreign subsidiaries                  (15,144)         (10,070)
Other                                        3,900            6,048
                                          -------------------------
                                          $ 35,351         $ 36,447
                                          =========================

The income tax effects of items comprising the deferred income tax benefit were as follows:


                                                      Years Ended January 31,
                                     ----------------------------------------
(in thousands)                          2001            2000             1999
-----------------------------------------------------------------------------
Postretirement/employment
  benefit obligations                $(1,360)        $  (739)       $   (645)
Product return reserves                 (293)           (331)            950
Undistributed earnings of
  foreign subsidiaries                 5,074           3,754           1,378
Accelerated depreciation              (1,129)           (485)            244
Inventory reserves                    (1,874)          1,335            (571)
Financial hedging instruments           (553)            999             830
Accrued expenses                       3,684          (7,246)          1,263
Excess pension contribution           (2,324)         (2,523)         (1,929)
Other                                 (1,995)         (2,599)         (1,914)
                                     ----------------------------------------
                                     $  (770)        $(7,835)        $  (394)
                                     ========================================

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate were as follows:


                                  Years Ended January 31,
                                  -----------------------
                                  2001     2000     1999
---------------------------------------------------------
Statutory Federal income
  tax rate                        35.0%    35.0%    35.0%
State income taxes, net of
  Federal benefit                  4.1      4.8      5.4
Foreign losses with
  no tax benefit                   0.6      0.7      0.6
Other                              0.3      0.8      1.1
                                  -----------------------
                                  40.0%    41.3%    42.1%
                                  =======================

44                         TIFFANY & CO. AND SUBSIDIARIES

Q. OPERATING SEGMENTS

The Company operates its business in three reportable segments: U.S. Retail, International Retail and Direct Marketing. The Company's reportable segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. In deciding how to allocate resources and assess performance, the Company's Executive Officers regularly evaluate the performance of its operating segments on the basis of net sales and earnings from operations, after the elimination of intersegment sales and transfers. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

The Company's products are primarily sold in more than 100 TIFFANY & CO. stores and boutiques in key markets around the world. In Japan, the Company's largest international operation, net sales accounted for 28%, 27% and 27% of the Company's net sales for the years ended January 31, 2001, 2000 and 1999. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.

Certain information relating to the Company's reportable operating segments is set forth below:


                                                            Years Ended January 31,

                                      ----------------------------------------------
(in thousands)                              2001              2000              1999
------------------------------------------------------------------------------------
Net sales:
  U.S. Retail                         $  833,221        $  744,425        $  593,589
  International Retail                   679,274           589,607           462,474
  Direct Marketing                       155,561           137,658           121,866
                                      ----------------------------------------------
                                      $1,668,056        $1,471,690        $1,177,929
                                      ==============================================
Earnings from
  operations*:
  U.S. Retail                         $  234,814        $  176,827        $  126,796
  International Retail                   184,801           149,918           110,635
  Direct Marketing                        22,041            17,707            15,458
                                      ----------------------------------------------
                                      $  441,656        $  344,452        $  252,889
                                      ==============================================

* Represents earnings from operations before unallocated corporate expenses and interest and other expenses, net.

Executive Officers of the Company evaluate the performance of the Company's assets on a consolidated basis. Therefore, separate financial information for the Company's assets on a segment basis is not available. For the years ended January 31, 2001, 2000 and 1999, total assets were $1,568,340,000,
$1,343,562,000 and $1,057,023,000.

The following table sets forth reconciliations of the reportable segments' earnings from operations to the Company's consolidated earnings before income taxes:

                                                     Years Ended January 31,
                               ---------------------------------------------
(in thousands)                      2001              2000              1999
----------------------------------------------------------------------------
Earnings from
  operations for
  reportable segments          $ 441,656         $ 344,452         $ 252,889
Unallocated
  corporate expenses            (114,260)          (87,569)          (91,767)
Interest and other
  expenses, net                   (9,755)           (8,825)           (5,474)
                               ---------------------------------------------
Earnings before
  income taxes                 $ 317,641         $ 248,058         $ 155,648
                               =============================================

Sales to unaffiliated customers and long-lived assets were as follows:

GEOGRAPHIC AREAS

                                                             Years Ended January 31,
                                      ----------------------------------------------
(in thousands)                              2001              2000              1999
------------------------------------------------------------------------------------
Net sales:
  United States                       $1,022,203        $  914,948        $  744,039
  Japan                                  463,130           403,148           312,204
  Other countries                        182,723           153,594           121,686
                                      ----------------------------------------------
                                      $1,668,056        $1,471,690        $1,177,929
                                      ==============================================
Long-lived assets:
  United States                       $  494,715        $  386,475        $  188,482
  Japan                                    6,490             8,430             4,887
  Other countries                         26,058            24,202            17,727
                                      ----------------------------------------------
                                      $  527,263        $  419,107        $  211,096
                                      ==============================================

CLASSES OF SIMILAR PRODUCTS


                                                             Years Ended January 31,
                                      ----------------------------------------------
(in thousands)                              2001              2000              1999
------------------------------------------------------------------------------------
Net sales:
  Jewelry                             $1,300,697        $1,110,964        $  861,443
  Tableware,
    timepieces
    and other                            367,359           360,726           316,486
                                      ----------------------------------------------
                                      $1,668,056        $1,471,690        $1,177,929
                                      ==============================================

                         TIFFANY & CO. AND SUBSIDIARIES                      45

R. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                             2000 Quarter Ended
                                                       ----------------------------------------------------------
(in thousands, except per share amounts)               April 30         July 31      October 31      January 31
-----------------------------------------------------------------------------------------------------------------
Net sales                                              $345,143        $374,448        $372,074        $576,391
Gross profit                                            188,709         212,454         206,365         340,886
Earnings from operations                                 53,395          67,077          63,052         143,872
Net earnings                                             30,425          39,165          36,320          84,674

Net earnings per share:
  Basic                                                $   0.21        $   0.27        $   0.25        $   0.58
                                                       ==========================================================
  Diluted                                              $   0.20        $   0.26        $   0.24        $   0.56
                                                       ==========================================================

                                                                                               1999 Quarter Ended
                                                       ----------------------------------------------------------
(in thousands, except per share amounts)                April 30         July 31      October 31      January 31
-----------------------------------------------------------------------------------------------------------------
Net sales                                               $274,202        $309,399        $324,894        $563,195
Gross profit                                             142,004         168,116         173,318         338,242
Earnings from operations                                  29,439          41,953          39,482         146,009
Net earnings                                              16,157          22,981          21,962          84,579

Net earnings per share:
  Basic                                                 $   0.12        $   0.16        $   0.15        $   0.58
                                                       ==========================================================
  Diluted                                               $   0.11        $   0.16        $   0.15        $   0.56
                                                       ==========================================================

The sum of the quarterly net earnings per share amounts may not equal the full-year amount since the computations of the weighted average number of common-equivalent shares outstanding for each quarter and the full year are made independently.


S. SUBSEQUENT EVENT

In February 2001, Aber announced the completion of the sale of its interest in the Snap Lake Project to De Beers Canada Mining, Inc. for $114,000,000. As a result of this sale, in the first quarter ending April 30, 2001, the company will record a pretax gain of approximately $5,200,000, net of mineral rights allocated to the Snap Lake Project, based upon the Company's equity interest in Aber.




46                         TIFFANY & CO. AND SUBSIDIARIES