Form 10-K, Exhibit 13
period 2002-01-31
TIFFANY & CO
filed 2002-04-10
CIK 98246

                                                                    EXHIBIT 13.1


                          [ SELECTED FINANCIAL DATA ]





The following table sets forth selected financial data, certain of which have been derived from the Company's audited financial statements for 1997-2001. All references to years relate to the fiscal year that ends on January 31 of the following calendar year. Net sales and gross profit have been reclassified for all periods presented to reflect the adoption in 2000 of the Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." All share and per share data have been retroactively adjusted to reflect the two-for-one splits in 2000 and 1999 of the Company's Common Stock effected in the form of share distributions (stock dividends).

(in thousands, except per share amounts,
percentages, stores and boutiques and employees)           2001             2000             1999             1998             1997
====================================================================================================================================
EARNINGS DATA

  Net sales                                          $1,606,535       $1,668,056       $1,471,690       $1,177,929       $1,024,843
  Gross profit                                          943,477          948,414          821,680          625,599          536,016
  Earnings from operations                              309,897          327,396          256,883          161,122          133,422
  Net earnings                                          173,587          190,584          145,679           90,062           72,822
  Net earnings per diluted share                           1.15             1.26             0.97             0.63             0.50
  Weighted average number of
    diluted common shares                               150,517          151,816          149,666          143,936          144,416


BALANCE SHEET AND
  CASH FLOW DATA

  Total assets                                       $1,629,868       $1,568,340       $1,343,562       $1,057,023       $  827,067
  Cash and cash equivalents                             173,675          195,613          216,936          188,593          107,252
  Inventories, net                                      611,653          651,717          504,800          481,439          386,431
  Working capital                                       612,978          667,647          610,685          522,927          381,084
  Net cash provided by operations                       241,506          110,696          230,351           80,178           29,652
  Capital expenditures                                  170,806          108,382          171,237           62,821           50,565
  Short-term borrowings and current
    portion of long-term debt                            91,902           28,778           20,646           97,370           90,054
  Long-term debt                                        179,065          242,157          249,581          194,420           90,930
  Stockholders' equity                                1,036,945          925,483          757,076          516,453          443,724
  Stockholders' equity per share                           7.15             6.34             5.22             3.72             3.18
  Cash dividends per share                                0.160            0.150            0.113            0.085            0.065


RATIO ANALYSIS AND OTHER DATA

  As a percentage of net sales:
    Earnings from operations                               19.3%            19.6%            17.5%            13.7%            13.0%
    Net earnings                                           10.8%            11.4%             9.9%             7.6%             7.1%
  Current ratio                                           2.8:1            3.0:1            3.2:1            2.8:1            2.5:1
  Return on average assets                                 10.9%            13.1%            12.1%             9.6%             9.3%
  Return on average stockholders' equity                   17.7%            22.7%            22.9%            18.8%            17.7%
  Net-debt as a percentage of total capital                 8.6%             7.5%             6.6%            16.7%            14.2%
  Company-operated stores and boutiques                     126              119              110              104               96
  Number of employees                                     5,938            5,960            5,368            4,845            4,360


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 16 ]

   [ MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                OF OPERATIONS ]


RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES

Management's discussion and analysis of results of operations and financial condition are based upon the Company's consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates and assumptions include valuation of inventories, provisions for income taxes and uncollectible accounts, the recoverability of non-consolidated investments and long-lived assets and pension and other postretirement benefits. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and records the effect of any necessary adjustments.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of the Company's consolidated financial statements:

Sales returns: Sales are recognized at the "point of sale," which occurs when merchandise is sold in an "over-the-counter" transaction or upon receipt by a customer. The Company's customers have the right to return merchandise. Sales are reported net of returns. The Company maintains a reserve for potential product returns and it records, as a reduction to sales, its provision for estimated product returns, which is determined based on historical experience.

Credit losses: The Company maintains a reserve for potential credit losses based on estimates of the credit- worthiness of the Company's customers. If the financial condition of the Company's customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory: The Company writes down its inventory for discontinued, slow-moving and unmarketable inventory. This write-down is equal to the difference between the cost of inventory and its estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. In addition, the Company's domestic and foreign branch inventories are valued using the LIFO (last-in, first-out) method. Fluctuation in inventory levels, along with the cost of raw materials, could impact the carrying value of the Company's inventory.

Long-lived assets: The Company periodically reviews long-lived assets for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period.

Non-consolidated investments: Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

Income taxes: Income taxes are accounted for by using the asset and liability method, which recognizes deferred tax assets and liabilities by applying statutory tax rates in effect in the years in which the differences are expected to reverse to differences between the book and tax bases of existing assets and liabilities. The Company believes that all net deferred tax assets shown on its balance sheet are more likely than not to be realized in the future. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to earnings in the period such determination was made.

Employee benefit plans: The Company maintains a noncontributory defined benefit pension plan covering substantially all domestic salaried and full-time hourly


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 17 ]
employees and provides certain postretirement health care and life insurance benefits for retired employees. The Company makes certain assumptions that affect the underlying estimates related to pension and other postretirement costs. Significant declines in interest rates, declining securities market values and changes to projected increases in health care costs would require the Company to revise key assumptions and could result in a charge to earnings.

OVERVIEW

The Company operates three channels of distribution. U.S. Retail includes retail sales in Company-operated stores in the U.S.; International Retail primarily includes retail sales in Company-operated stores and boutiques in markets outside the U.S., as well as a limited amount of business-to-business sales, Internet sales and wholesale sales to independent retailers and distributors in certain of those markets; Direct Marketing includes business-to-business, catalog and Internet sales in the U.S.

All references to years relate to the fiscal year that ends on January 31 of the following calendar year. All share and per share data have been retroactively adjusted to reflect the two-for-one stock splits in 2000 and 1999.

Net sales declined 4% in 2001 following a 13% increase in 2000. The Company's reported sales reflect either a translation-related benefit from strengthening foreign currencies or a detriment from a strengthening U.S. dollar. On a constant-exchange-rate basis, net sales increased fractionally in 2001 and rose 13% in 2000, largely due to a worldwide comparable store sales decline of 4% in 2001 and an increase of 13% in 2000. Net earnings declined 9% in 2001 following a 31% increase in 2000.

In order to focus on Company-operated stores and to eliminate marginally profitable operations, the Company eliminated certain wholesale selling operations. In January 2001, wholesale sales of fragrance products were discontinued in the U.S. and in most international markets; in July 2000, wholesale sales of jewelry and non-jewelry items were discontinued in Europe; and in January 2000, wholesale sales of jewelry and non-jewelry items were discontinued in the U.S. In connection with these decisions, the Company established product return reserves, which had the cumulative effect of reducing gross profit by $9,364,000, and recorded a charge of $3,146,000 to selling, general and administrative expenses, primarily relating to the write-off of unrecoverable store fixtures maintained by such customers. There were no product return reserves remaining for these operations at January 31, 2002. Management believes that these decisions, singularly and in the aggregate, did not significantly affect the Company's financial position, earnings or cash flows, although the elimination of wholesale sales and the related accounts receivable modestly affected year-over-year comparisons.

Net sales includes shipping and handling fees billed to customers while cost of sales includes the related costs as recommended by the Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Fees and Costs."

The following table highlights certain operating data as a percentage of net sales:

                                                 2001         2000         1999
--------------------------------------------------------------------------------
Net sales                                       100.0%       100.0%       100.0%
Cost of sales                                    41.3         43.1         44.2
                                                --------------------------------
Gross profit                                     58.7         56.9         55.8
Selling, general and
  administrative expenses                        39.4         37.3         38.3
                                                --------------------------------
Earnings from operations                         19.3         19.6         17.5
Other expenses, net                               1.3          0.6          0.6
                                                --------------------------------
Earnings before income taxes                     18.0         19.0         16.9
Provision for income taxes                        7.2          7.6          7.0
                                                --------------------------------
Net earnings                                     10.8%        11.4%         9.9%
                                                ================================


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 18 ]

NET SALES

Net sales by channel of distribution were as follows:

(in thousands)                           2001             2000             1999
--------------------------------------------------------------------------------
U.S. Retail                        $  786,792       $  833,221       $  744,425
International Retail                  659,028          679,274          589,607
Direct Marketing                      160,715          155,561          137,658
                                   ---------------------------------------------
                                   $1,606,535       $1,668,056       $1,471,690
                                   =============================================

(percentage of net sales)                2001             2000             1999
--------------------------------------------------------------------------------
U.S. Retail                                49%              50%              51%
International Retail                       41               41               40
Direct Marketing                           10                9                9
                                   ---------------------------------------------
                                          100%             100%             100%
                                   =============================================

U.S. Retail sales declined 6% in 2001 and rose 12% in 2000, largely reflecting a comparable store sales decline of 8% in 2001, following a 12% increase in 2000. Management attributes the comparable store sales decline in 2001 to challenging economic and retail conditions that resulted in smaller average transaction sizes, as well as lower levels of customer traffic and transactions in many of Tiffany's stores following the events of September 11th. The comparable store sales increase in 2000 was geographically broad-based and was due to an increased number of transactions. Sales in the New York flagship store declined 15% in 2001 and rose 6% in 2000, and represented 11%, 12% and 13% of net sales in 2001, 2000 and 1999. Comparable U.S. branch store sales declined 6% in 2001 and increased 15% in 2000. Comparable sales to domestic customers, accounting for the majority of U.S. sales, decreased in 2001 and rose in 2000. Comparable sales to foreign tourists, as a percentage of U.S. Retail sales, decreased in 2001 and were unchanged in 2000. The Company opened two U.S. stores in 2001 and four stores in 2000 and, as part of a multi-year renovation project, added an additional selling floor in its New York flagship store in November 2001.

International Retail sales decreased 3% in 2001 and increased 15% in 2000. When compared with the prior year, the average yen rate was weaker in 2001 and stronger in 2000. Therefore, on a constant-exchange-rate basis, International Retail sales rose 7% in 2001 and 14% in 2000. Japan represented 28%, 28% and 27% of net sales in 2001, 2000 and 1999. Total retail sales in Japan in local currency rose 10% in 2001 and 13% in 2000, partly due to comparable store sales growth of 3% in 2001 and 11% in 2000. Management believes that increasingly difficult economic conditions in Japan affected sales growth in 2001. Unit sales rose in 2001 and 2000 but were partly offset in 2001 by a smaller average transaction size. In 2001, four new boutiques were opened and one older one was closed, while in 2000 three new boutiques were opened and three older ones were closed. The Asia-Pacific region outside Japan represented 6%, 7% and 7% of net sales in 2001, 2000 and 1999. Comparable sales on a constant-exchange-rate basis in Company-operated stores and boutiques in that region declined fractionally in 2001 and rose 26% in 2000. In that region, the Company opened two stores and closed three boutiques in 2001, while in 2000 the Company opened four retail stores. Europe represented 4% of net sales in 2001, 2000 and 1999 and comparable sales on a constant-exchange-rate basis in Company- operated stores increased 1% in 2001 and rose 23% in 2000. The Company opened two stores in Europe in 2001.

Worldwide gross square footage for Company-operated stores increased 9% in 2001 and 7% in 2000. The Company's strategy is to continue to open Company-operated stores in U.S. and international markets with an overall objective of at least 5% annual growth in gross retail store square footage. The long-term plan in the U.S. is to open an average of three to five stores per year in new and/or existing markets. Plans for 2002 include opening stores in St. Louis, Missouri, Orlando, Florida, Bellevue, Washington, East Hampton, New York and Honolulu, Hawaii (which will replace two existing hotel boutiques). The Company's long-term international expansion plans include opening two to three locations per year in Japan and renovating and/or expanding certain existing locations, as well as opening locations in other international markets. Plans for 2002 include opening two boutiques in Japan, and additional retail stores in Korea and Taiwan.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 19 ]

In 2001, the Company signed new distribution agreements with Mitsukoshi Ltd. of Japan ("Mitsukoshi"), whereby TIFFANY & CO. boutiques will continue to operate within Mitsukoshi's stores in Japan until at least January 31, 2007. Existing agreements were scheduled to expire in 2001. The new agreements largely continue the principles on which Mitsukoshi and the Company have been cooperating since 1993, when the relationship was last renegotiated. The main agreement, which will expire on January 31, 2007, covers the continued operation of 24 TIFFANY & CO. boutiques. A separate set of agreements covers the operation of a freestanding TIFFANY & CO. store on Tokyo's Ginza. Under the new agreements, the Company is not restricted from further expansion of its Tokyo operations. In addition, the Company will pay to Mitsukoshi a reduced percentage fee based on certain sales beginning in 2002, followed by a greater reduction in fees beginning in 2003.

Direct Marketing sales increased 3% in 2001 following a 13% increase in 2000. Sales in the Business Sales division (formerly called the Corporate division) declined 13% in 2001 due to a lower average order size and rose 7% in 2000 primarily due to an increased number of orders. Combined Internet and catalog sales increased 23% in 2001 and 21% in 2000, primarily due to strong growth in Internet sales. The Company launched Internet sales in 1999 and, since then, has increased the number of products online from approximately 225 to 2,400 and plans a modest increase in products in 2002. The Company mailed 26 million, 25 million and 26 million catalogs in 2001, 2000 and 1999 and currently plans to mail 24-25 million catalogs in 2002.

GROSS PROFIT

Gross profit as a percentage of net sales ("gross margin") increased in 2001 and 2000. Management attributes the increases in both years to shifts in sales mix toward lower-priced items that carry a higher gross margin, as well as to improved efficiencies in product manufacturing and sourcing and selective price increases. In 2000, the Company also achieved the leverage effect of increased sales on the fixed component of cost of sales. The Company's hedging program (see Note K to the Consolidated Financial Statements) uses yen put options to stabilize product costs in Japan over the short-term despite exchange rate fluctuations, but the Company adjusts its retail prices in Japan from time to time to address longer-term changes in the yen/dollar relationship and local competitive pricing. Management's ongoing strategy and objectives include achieving further product manufacturing/sourcing efficiencies, leveraging its fixed costs and implementing selective price adjustments, in order to maintain the Company's gross margin at, or above, prior year levels.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")

SG&A increased 2% in 2001 and 10% in 2000. In both years, SG&A growth was affected by incremental depreciation, staffing, occupancy and marketing expenses related to the Company's overall worldwide expansion program. Management acted to restrain growth in discretionary spending in 2001. However, the rate of SG&A growth was also moderated by lower sales-related variable expenses and by the translation effect of a weaker yen; the latter two factors had the opposite effect on the rate of SG&A growth in 2000. As a percentage of net sales, SG&A rose in 2001 following a decline in 2000. Management's longer-term objective is to reduce this percentage by leveraging sales growth against the Company's fixed-expense base.

EARNINGS FROM OPERATIONS

As a result of the above factors, earnings from operations declined 5% in 2001 following a 27% increase in 2000. As a percentage of net sales, earnings from operations declined in 2001 and increased in 2000. On a reportable segment basis, the ratio of earnings from operations (before the effect of unallocated corporate expenses and interest and other expenses, net) to net sales in 2001, 2000 and 1999 was as follows: U.S. Retail was 25%, 28% and 24%; International Retail was 30%, 28% and 25%; and Direct Marketing was 16%, 14% and 13%. Sales levels, gross margins and the ability to leverage fixed expenses affected changes in profitability in each segment.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 20 ]

INTEREST EXPENSE AND FINANCING COSTS

In 2001, interest expense rose primarily due to interest costs resulting from the Company's decision to purchase its 370,000 square foot Parsippany, New Jersey customer service/distribution center and office facility ("CSC") which resulted in the conversion of the operating lease into a capital lease. In 2000, interest expense rose due to higher short-term borrowings related to increased working capital and capital expenditure requirements. Management expects interest expense and financing costs to increase modestly in 2002 primarily as a result of the Company's planned expansion.

OTHER EXPENSE (INCOME), NET

Other expense (income), net includes interest income and realized and unrealized gains (losses) on investment activities. In 2001, other expense (income), net declined due to lower interest income earned on cash and cash equivalents, a pretax impairment charge of $7,800,000, representing the Company's total investment in a third-party provider of online wedding gift registry services, and the recognition of the Company's share of losses in equity investments. This was partially offset by a pretax gain of $5,257,000, based on the Company's approximate 14.7% equity interest in Aber Diamond Corporation ("Aber"), a publicly-traded company headquartered in Canada, which sold its interest in the Snap Lake Project to De Beers Canada Mining, Inc. in February 2001. In 2000, other expense (income), net rose due to higher interest income earned on cash and cash equivalents.

PROVISION FOR INCOME TAXES

The Company's effective tax rate was 40.0% in both 2001 and 2000 and was 41.3% in 1999. The declining rate in 2000 was due to shifts in the geographical business mix toward lower-tax jurisdictions.

NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Accounting for Business Combinations" and SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. SFAS No. 142 requires that goodwill and certain other intangible assets no longer be amortized to earnings. In addition, the Company will be required to review goodwill and certain other intangible assets annually for potential impairment. On February 1, 2002, the Company adopted these standards and their application is not expected to have a significant impact on the Company's financial position, earnings or cash flows.

In September 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and financial reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The provisions of SFAS No. 143 will be effective for the Company's financial statements for the fiscal year beginning February 1, 2003. The Company does not expect the adoption of this standard to have a significant impact on its financial position, earnings or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting for impairment or disposal of long-lived assets and discontinued operations. On February 1, 2002, the Company adopted this standard and its application had no significant impact on its financial position, earnings or cash flows.

EURO CONVERSION

On January 1, 2002, new euro-denominated bills and coins were issued by 11 of the 15 member countries of the European Economic and Monetary Union, and existing currencies have since been withdrawn from circulation. The Company's policy is to maintain uniform pricing among the member countries and, as a result, the conversion to the euro had no impact on the financial position, earnings or cash flows of the Company's European businesses.

                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 21 ]

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal working capital requirements and capital expenditure needs, which have increased due to the Company's expansion. Management believes that the Company's financial condition at January 31, 2002 provides sufficient resources to support current business activities and planned expansion.

The Company achieved net cash inflows from operating activities of $241,506,000 in 2001, $110,696,000 in 2000 and $230,351,000 in 1999. The inflow in 2001 was greater than 2000 largely due to decreased raw material inventory purchases. The inflow in 2000 was below 1999 due to increased inventory purchases of finished goods and raw materials.

Working capital (current assets less current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $612,978,000 and 2.8:1 at January 31, 2002 compared with $667,647,000 and 3.0:1 at January 31, 2001.

Accounts receivable at January 31, 2002 were 8% below January 31, 2001 primarily due to lower sales.

Inventories at January 31, 2002 were 6% below January 31, 2001 and, on a constant-exchange-rate basis, were 1% below January 31, 2001. A 3% increase in finished goods was primarily due to lower-than-expected sales levels partially offset by the translation impact, in the amount of $31,900,000, resulting from the strengthening of the U.S. dollar. On a constant-exchange-rate basis, finished goods inventories were 10% above January 31, 2001. Finished goods inventories were increased to support store openings, product introductions and wider assortment and greater availability especially in the engagement jewelry category. In order to adjust inventory levels to reflect sales demand in 2001, management reduced the quantities of certain finished goods to be purchased from outside suppliers and selectively adjusted levels of internal production. The effect was a deceleration in the rate of year-over-year inventory growth at the end of each quarter in 2001. More than offsetting higher finished goods was a 40% decline in raw material and work-in-process inventories from January 31, 2001 levels. In the latter part of 2000, the Company had made strategic purchases of diamonds to address the tightening in the market supply of high-quality diamonds, and increased production to ensure adequate inventory position in certain categories. The Company's ongoing inventory objectives are: to refine worldwide replenishment systems; to focus on the specialized disciplines of product development, category management and sales demand forecasting; to improve presentation and management of inventories in each store; and to improve warehouse management and supply-chain logistics. Management expects that inventory levels in 2002 will increase to support anticipated sales growth and new stores, as well as product introductions that include a new collection of watches.

Capital expenditures and the payment of the capital lease purchase obligation were $210,291,000 in 2001, $108,382,000 in 2000 and $171,237,000 in 1999. In all
three years, a portion of capital expenditures was related to the opening, renovation and/or expansion of retail stores and office facilities, expansion of internal jewelry manufacturing and investments in new systems. The increase in 2001 included costs related to the capital lease buyout and expansion of the CSC. The Company also commenced construction of a 266,000 square foot customer fulfillment/distribution center ("CFC") in Hanover Township, New Jersey that will fulfill shipments to retail, catalog, Internet and business sales customers. Upon completion of the CFC, the Company's existing CSC will be used primarily to replenish store inventories. The CFC is scheduled to open in late 2003 and the Company estimates that the overall cost of that project will be approximately $98,500,000 of which $24,330,000 has been incurred. In 2000, the Company began a four-year project to renovate and reconfigure its New York flagship store in order to increase the total sales area by 25% and to provide additional space for customer service, customer hospitality


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 22 ]
and special exhibitions. The new second floor opened in November 2001 and provides an expanded presentation of engagement and other jewelry. In addition, in conjunction with the New York store project, the Company relocated its after-sales service functions to a new location and relocated several of its administrative functions. The Company spent $33,339,000 in 2001 and $38,768,000 to date for the New York store and related projects. Based on current plans, the Company estimates that the overall cost of these projects will be approximately $85,000,000. Capital expenditures in 1999 included the Company's cash purchase of the land and building housing its New York flagship store. Based on current plans, management expects that capital expenditures will be approximately $175,000,000-$200,000,000 in 2002, due to costs related to the opening, renovation and expansion of store and distribution facilities, as well as ongoing investments in new systems.

In May 2001, the Company made an equity investment in Little Switzerland, Inc., a publicly-traded company headquartered in the U.S. Virgin Islands, by purchasing 7,410,000 newly issued unregistered shares of its common stock, which represented approximately 45% of Little Switzerland's outstanding shares, at a cost of $9,546,000, and has provided a loan of $2,500,000.

In February 2000, the Company acquired an approximate 5.4% equity interest in Della.com, Inc. ("Della"), a provider of online wedding gift registry services. Immediately thereafter, the Company entered into a Gift Registry Service Agreement, and, as a result, the Company offers its products through Della's site and Della developed an online wedding gift registry for the Company, which was launched in August 2000. In April 2000, Della merged with and into WeddingChannel.com with the consequence that the Company's equity interest in Della was converted to an approximate 2.7% interest in WeddingChannel.com, assuming the conversion of all outstanding preferred shares to common. In 2001, the Company recorded a pretax impairment charge of $7,800,000, representing the Company's total investment.

In July 1999, the Company made a strategic investment in Aber by purchasing 8 million unregistered shares of its common stock, which represents approximately 14.7% of Aber's outstanding shares, at a cost of $70,636,000. Aber holds a 40% interest in the Diavik Diamonds Project in Canada's Northwest Territories, an operation being developed to mine gem-quality diamonds. Production is expected to commence in the first half of 2003. In addition, the Company has formed a joint venture and has entered into a diamond purchase agreement with Aber. It is expected that this commercial relationship will enable the Company to secure a considerable portion of its future diamond needs.

Cash dividends were $23,315,000 in 2001, $21,820,000 in 2000 and $16,083,000 in
1999. In both May 2000 and May 1999, the Board of Directors declared a 33% increase in the quarterly dividend rate on common shares, effective in July 2000 and July 1999. The dividend payout ratio (dividends as a percentage of net earnings) was 13% in 2001 and 11% in both 2000 and 1999. The Company expects to continue to retain the majority of its earnings to support its business and future expansion.

In September 2000, the Board of Directors extended the Company's original stock repurchase program until November 2003. The program was initially authorized in November 1997 for the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period. That authorization was superceded in September 2000 by a further authorization of repurchases of up to $100,000,000 of the Company's Common Stock in the open market. At January 31, 2002, $58,622,000 remained available for future share repurchases. The timing and actual number of shares repurchased depend on a variety of factors such as price and other market conditions. The Company repurchased and retired 1,628,000 shares of Common Stock in 2001 at an aggregate cost of $39,265,000, or an average cost of $24.12 per share; repurchased and retired 465,000 shares of Common Stock in 2000 at an aggregate cost of $13,319,000, or an average cost of $28.64 per share. No repurchases were made in 1999.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 23 ]

In July 1999, the Company issued 2,900,000 shares of its Common Stock at a price of $24.69 per share, resulting in net proceeds of $71,426,000. The net proceeds from the issuance were added to the Company's working capital and used to support strategic initiatives and ongoing business expansion.

In October 1999, the Company entered into a yen 5,500,000,000, five-year term loan agreement due 2004, bearing interest at the six-month Japanese LIBOR, plus 50 basis points, adjusted every six months ("floating rate"). The proceeds from this loan were used to reduce short-term indebtedness in Japan. At the same time, the Company entered into a yen 5,500,000,000, five-year interest-rate swap agreement whereby the Company pays a fixed rate of 1.815% and receives the floating rate.

The Company's sources of working capital are internally-generated cash flows and borrowings available under a multicurrency revolving credit facility ("Credit Facility"). In November 2001, the Credit Facility was amended to increase the amount from $160,000,000 to $200,000,000 and the number of banks from five to six. The Credit Facility entitles the Company to borrow $38,750,000 on a pro-rata basis from each of three banks, $25,000,000 from one bank, $15,000,000 from another bank and $43,750,000 from an agent bank. All borrowings are at interest rates based on a prime rate or a reserve-adjusted LIBOR and are affected by local borrowing conditions. The Credit Facility expires in November 2006.

The Company has issued, at par, $51,500,000 of 7.52% Senior Notes Due January 31, 2003. In order to provide funds for the redemption of these Senior Notes, as well as for general corporate purposes, the Company is evaluating a new debt issuance in an amount of up to $100,000,000.

Management anticipates that internally-generated cash flows, funds available under the Credit Facility and the completion of a new debt issuance will be sufficient to support the Company's planned worldwide business expansion and seasonal working capital increases that are typically required during the third and fourth quarters of the year.

Net-debt (short-term borrowings plus the current portion of long-term debt plus long-term debt less cash and cash equivalents) and the corresponding ratio of net-debt as a percentage of total capital (net-debt plus stockholders' equity) were $97,292,000 and 9% at January 31, 2002, compared with $75,322,000 and 8% at
January 31, 2001.

CONTRACTUAL CASH OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following summarizes the Company's contractual cash obligations at January 31, 2002:

                                                             Due
                                               Due          2003-            Due
(in thousands)                Total           2002           2005     Thereafter
--------------------------------------------------------------------------------
Long-term debt           $  230,565     $   51,500     $   41,415     $  137,650
Operating leases            432,447         51,771        128,211        252,465
Inventory purchase
  obligations               597,370         97,370        150,000        350,000
Construction-
  in-progress                33,562         26,162          7,400             --
Other contractual
  obligations                 2,700          1,000          1,700             --
                         -------------------------------------------------------
Total contractual
  cash obligations       $1,296,644     $  227,803     $  328,726     $  740,115
                         =======================================================

The following summarizes the Company's commercial commitments at January 31, 2002:

                                                            Amount of commitment
                                                           expiration per period
                                              ----------------------------------
                                    Total         Less
                                  Amounts         Than          1-3         Over
(in thousands)                  Committed       1 year        years      4 years
--------------------------------------------------------------------------------
Lines of credit (1)              $205,474     $  5,474     $     --     $200,000
Letters of credit and
  financial guarantees             12,314       10,732        1,582           --
                                 -----------------------------------------------
Total commercial
  commitments                    $217,788     $ 16,206     $  1,582     $200,000
                                 ===============================================

(1) At January 31, 2002, $40,402,000 was drawn against these facilities.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 24 ]

MARKET RISK

The Company is exposed to market risk from fluctuations in foreign currency exchange rates and interest rates, which could affect its consolidated financial position, results of operations and cash flows. The Company manages its exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading or speculative purposes, and does not maintain such instruments that may expose the Company to significant market risk.

The Company uses foreign currency-purchased put options, primarily yen, and, to a lesser extent, foreign-exchange forward contracts to minimize the impact from a significant strengthening of the U.S. dollar on foreign currency-denominated transactions. Gains or losses on these instruments substantially offset losses or gains on the assets, liabilities and transactions being hedged. Management does not foresee nor expect any significant changes in foreign currency exposure in the near future.

The fair value of foreign currency-purchased put options is sensitive to changes in foreign currency exchange rates. The unrealized gain on the Company's purchased put options amounted to $8,109,000 at January 31, 2002 and $5,503,000 at January 31, 2001. Unrealized gains and losses from foreign currency exchange contracts are defined as the difference between the contract rate at the inception date and the current market exchange rate. If the market yen-exchange rates are stronger than the contracted exchange rates, the Company will allow the option to expire, limiting its loss to the cost of the option contract. At January 31, 2002 and 2001, a 10% appreciation in yen-exchange rates from the prevailing market rates would have resulted in an unrealized loss equal to the cost of the option contracts (which was $3,276,000 and $2,282,000). At January 31, 2002 and 2001, a 10% depreciation in yen-exchange rates from the prevailing market rates would have resulted in additional unrealized gains of $12,389,000 and $8,746,000.

The Company also manages its fixed-rate debt liability to reduce its exposure to interest rate changes. The fair value of the Company's fixed-rate long-term debt is sensitive to interest rate changes. Interest rate changes would result in gains (losses) in the market value of this debt due to differences between market interest rates and rates at the inception of the debt obligation. Based on a hypothetical immediate 100 basis point increase in interest rates at January 31, 2002 and 2001, the market value of the Company's fixed-rate long-term debt would have decreased by $9,562,000 and $10,996,000. Based on a hypothetical immediate 100 basis point decrease in interest rates at January 31, 2002 and 2001, the market value of the Company's fixed-rate long-term debt would have increased by $10,321,000 and $11,938,000.

The Company uses an interest-rate swap to manage its yen-denominated floating-rate long-term debt in order to reduce the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. The Company monitors its interest rate risk on the basis of changes in fair value. If there had been a 10% decrease in interest rates at January 31, 2002 and 2001, the loss for changes in market value of the interest-rate swap and the underlying debt would have been $20,000 and $10,000.

Management neither foresees nor expects significant changes in its exposure to interest rate fluctuations, nor in its market risk-management practices.

SEASONALITY

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 25 ]

RISK FACTORS

This document contains certain "forward-looking statements" concerning the Company's objectives and expectations with respect to store openings, retail prices, gross profit, expenses, inventory performance, capital expenditures and cash flow. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations. As a jeweler and specialty retailer, the Company's success in achieving its objectives and expectations is partially dependent upon economic conditions, competitive developments and consumer attitudes. However, certain assumptions are specific to the Company and/or the markets in which it operates. The following assumptions, among others, are "risk factors" which could affect the likelihood that the Company will achieve the objectives and expectations communicated by management: (i) that low or negative growth in the economy or in the financial markets, particularly in the U.S. and Japan, will not occur and reduce discretionary spending on goods that are, or are perceived to be, "luxuries"; (ii) that consumer spending does not decline substantially during the fourth quarter of any year; (iii) that the events of September 11, 2001 and subsequent military operations, as well as unsettled global political and economic conditions, do not result in long-term disruptions to, or a slowing of, tourist travel; (iv) that sales in Japan will not decline substantially; (v) that there will not be a substantial adverse change in the exchange relationship between the Japanese yen and the U.S. dollar; (vi) that Mitsukoshi and other department store operators in Japan, in the face of declining or stagnant department store sales, will not close or consolidate stores in which TIFFANY & CO. boutiques are located; (vii) that Mitsukoshi's ability to continue as a leading department store operator in Japan will continue; (viii) that existing product supply arrangements, including license arrangements with third-party designers Elsa Peretti and Paloma Picasso, will continue; (ix) that the wholesale market for high-quality cut diamonds will provide continuity of supply and pricing; (x) that the investment in Aber achieves its financial and strategic objectives; (xi) that new systems, particularly for inventory management, can be successfully integrated into the Company's operations; (xii) that warehousing and distribution productivity and capacity can be further improved to support the Company's worldwide distribution requirements; and (xiii) that new stores and other sales locations can be leased or otherwise obtained on suitable terms in desired markets and that construction can be completed on a timely basis.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 26 ]

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

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with financial management and the independent accountants to discuss specific accounting, financial reporting and internal control matters. Both the independent accountants and the internal auditors have full and free access to the Audit Committee. Each year the Audit Committee selects the firm that is to perform audit services for the Company.


/s/ William R. Chaney

William R. Chaney
CHAIRMAN OF THE BOARD


/s/ Michael J. Kowalski

Michael J. Kowalski
PRESIDENT AND CHIEF EXECUTIVE OFFICER


/s/ James N. Fernandez

James N. Fernandez
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER



REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of Tiffany & Co.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings and cash flows present fairly, in all material respects, the financial position of Tiffany & Co. and Subsidiaries at January 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 27, 2002


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 27 ]

                        [ CONSOLIDATED BALANCE SHEETS ]


                                                                                 January 31,
                                                                ----------------------------
(in thousands, except per share amount)                                2002             2001
============================================================================================
ASSETS
  Current assets:
  Cash and cash equivalents                                     $   173,675      $   195,613
  Accounts receivable, less allowances of $6,878 and $7,973          98,527          106,988
  Inventories, net                                                  611,653          651,717
  Deferred income taxes                                              41,170           28,069
  Prepaid expenses and other current assets                          29,389           22,458
                                                                ----------------------------
  Total current assets                                              954,414        1,004,845

  Property, plant and equipment, net                                525,585          423,244
  Deferred income taxes                                               4,560            7,282
  Other assets, net                                                 145,309          132,969
                                                                ----------------------------
                                                                $ 1,629,868      $ 1,568,340
                                                                ============================

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
  Short-term borrowings                                         $    40,402      $    28,778
  Current portion of long-term debt                                  51,500               --
  Obligation under capital lease                                         --           40,747
  Accounts payable and accrued liabilities                          161,782          189,531
  Income taxes payable                                               48,997           42,085
  Merchandise and other customer credits                             38,755           36,057
                                                                ----------------------------
  Total current liabilities                                         341,436          337,198

  Long-term debt                                                    179,065          242,157
  Postretirement/employment benefit obligations                      29,999           26,134
  Other long-term liabilities                                        42,423           37,368

  Commitments and contingencies

  Stockholders' equity:
  Common Stock, $0.01 par value; authorized 240,000 shares,
    issued and outstanding 145,001 and 145,897                        1,450            1,459
  Additional paid-in capital                                        330,743          318,794
  Retained earnings                                                 743,543          630,076
  Accumulated other comprehensive (loss) gain:
    Foreign currency translation adjustments                        (45,306)         (24,846)
    Cash flow hedging instruments                                     6,515               --
                                                                ----------------------------
  Total stockholders' equity                                      1,036,945          925,483
                                                                ----------------------------
                                                                $ 1,629,868      $ 1,568,340
                                                                ============================

See Notes to Consolidated Financial Statements.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 28 ]

                    [ CONSOLIDATED STATEMENTS OF EARNINGS ]


                                                                      Years Ended January 31,
                                                 --------------------------------------------
(in thousands, except per share amounts)                2002            2001             2000
=============================================================================================
Net sales                                        $ 1,606,535     $ 1,668,056      $ 1,471,690

Cost of sales                                        663,058         719,642          650,010
                                                 --------------------------------------------

Gross profit                                         943,477         948,414          821,680

Selling, general and administrative expenses         633,580         621,018          564,797
                                                 --------------------------------------------

Earnings from operations                             309,897         327,396          256,883

Interest expense and financing costs                  19,834          16,207           15,038

Other expense (income), net                              751          (6,452)          (6,213)
                                                 --------------------------------------------

Earnings before income taxes                         289,312         317,641          248,058

Provision for income taxes                           115,725         127,057          102,379
                                                 --------------------------------------------

Net earnings                                     $   173,587     $   190,584      $   145,679
                                                 ============================================
Net earnings per share:
    Basic                                        $      1.19     $      1.31      $      1.02
                                                 ============================================
    Diluted                                      $      1.15     $      1.26      $      0.97
                                                 ============================================

Weighted average number of common shares:
    Basic                                            145,535         145,493          142,968
    Diluted                                          150,517         151,816          149,666

See Notes to Consolidated Financial Statements.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 29 ]

 [ CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS ]


                                                                           Accumulated
                                                   Total                         Other             Common Stock          Additional
                                           Stockholders'       Retained  Comprehensive        ----------------------        Paid-in
(in thousands)                                    Equity       Earnings    (Loss) Gain         Shares         Amount        Capital
====================================================================================================================================
Balances, January 31, 1999                   $   516,453    $   344,223    $   (13,355)       138,932    $     1,390    $   184,195
Exercise of stock options                         16,380             --             --          3,006             30         16,350
Tax benefit from exercise of stock options        19,632             --             --             --             --         19,632
Issuance of Common Stock
  under the Employee Profit Sharing
  and Retirement Savings Plan                      1,600             --             --            114              1          1,599
Issuance of Common Stock,
  net of issuance costs of $168                   71,426             --             --          2,900             29         71,397
Cash dividends on Common Stock                   (16,083)       (16,083)            --             --             --             --
Foreign currency translation adjustments           1,989             --          1,989             --             --             --
Net earnings                                     145,679        145,679             --             --             --             --
                                           -----------------------------------------------------------------------------------------

Balances, January 31, 2000                       757,076        473,819        (11,366)       144,952          1,450        293,173
Exercise of stock options                         10,741             --             --          1,307             13         10,728
Tax benefit from exercise of stock options        12,401             --             --             --             --         12,401
Issuance of Common Stock
  under the Employee Profit Sharing
  and Retirement Savings Plan                      3,300             --             --            103              1          3,299
Purchase and retirement of Common Stock          (13,319)       (12,507)            --           (465)            (5)          (807)
Cash dividends on Common Stock                   (21,820)       (21,820)            --             --             --             --
Foreign currency translation adjustments         (13,480)            --        (13,480)            --             --             --
Net earnings                                     190,584        190,584             --             --             --             --
                                           -----------------------------------------------------------------------------------------

Balances, January 31, 2001                       925,483        630,076        (24,846)       145,897          1,459        318,794
Exercise of stock options                          6,306             --             --            643              7          6,299
Tax benefit from exercise of stock options         5,294             --             --             --             --          5,294
Issuance of Common Stock
  under the Employee Profit Sharing
  and Retirement Savings Plan                      2,800             --             --             89              1          2,799
Purchase and retirement of Common Stock          (39,265)       (36,805)            --         (1,628)           (17)        (2,443)
Cash dividends on Common Stock                   (23,315)       (23,315)            --             --             --             --
Cash flow hedging instruments                      6,515             --          6,515             --             --             --
Foreign currency translation adjustments         (20,460)            --        (20,460)            --             --             --
Net earnings                                     173,587        173,587             --             --             --             --
                                           -----------------------------------------------------------------------------------------

BALANCES, JANUARY 31, 2002                   $ 1,036,945    $   743,543    $   (38,791)       145,001    $     1,450    $   330,743
                                           =========================================================================================

Comprehensive earnings is as follows:               2002           2001           2000
                                             -----------------------------------------
Net earnings                                 $   173,587    $   190,584    $   145,679
Cash flow hedging instruments
  (net of taxes of $3,508)                         6,515             --             --
Foreign currency translation adjustments         (20,460)       (13,480)         1,989
                                             -----------------------------------------
                                             $   159,642    $   177,104    $   147,668
                                             =========================================

See Notes to Consolidated Financial Statements.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 30 ]

                   [ CONSOLIDATED STATEMENTS OF CASH FLOWS ]


                                                                                Years Ended January 31,
                                                                ---------------------------------------
(in thousands)                                                       2002           2001           2000
=======================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                  $ 173,587      $ 190,584      $ 145,679
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
    Depreciation and amortization                                  64,627         46,735         41,543
    (Gain) loss on equity investments                              (2,633)         1,168            193
    Provision for uncollectible accounts                            1,702          1,277          1,442
    Provision for inventories                                      10,085         17,666          3,507
    Impairment of investment in third-party online provider         7,800             --             --
    Tax benefit from exercise of stock options                      5,294         12,401         19,632
    Deferred income taxes                                         (14,668)           782         (8,980)
    Loss on disposal of fixed assets                                  532            773             17
    Provision for postretirement/employment benefits                3,865          2,970          1,626
  Changes in assets and liabilities:
    Accounts receivable                                             4,107         10,235        (12,742)
    Inventories                                                     2,819       (182,041)       (13,398)
    Prepaid expenses and other current assets                       1,635         (3,913)        (1,065)
    Other assets, net                                              (6,890)        (4,219)       (10,137)
    Accounts payable                                              (17,163)        11,044         (3,860)
    Accrued liabilities                                            (7,010)         6,170         37,612
    Income taxes payable                                            8,564        (10,897)        20,595
    Merchandise and other customer credits                          2,755          5,875          7,349
    Other long-term liabilities                                     2,498          4,086          1,338
                                                                ---------------------------------------
  Net cash provided by operating activities                       241,506        110,696        230,351
                                                                ---------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Equity investments                                               (9,546)        (7,903)       (70,636)
  Capital expenditures                                           (170,806)      (108,382)      (171,237)
  Acquisitions, net of liabilities assumed                             --             --         (7,031)
  Proceeds from lease incentives                                    4,554          3,761          5,316
  Investments in notes receivable                                  (2,500)        (1,519)            --
                                                                ---------------------------------------
  Net cash used in investing activities                          (178,298)      (114,043)      (243,588)
                                                                ---------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Common Stock                               --             --         71,426
  Proceeds from (repayment of) short-term borrowings, net          13,852          9,840        (77,676)
  Proceeds from issuance of long-term debt                             --             --         48,818
  Payment on capital lease obligation                             (39,485)            --             --
  Repurchase of Common Stock                                      (39,265)       (13,319)            --
  Proceeds from exercise of stock options                           6,306         10,741         16,380
  Cash dividends on Common Stock                                  (23,315)       (21,820)       (16,083)
                                                                ---------------------------------------
  Net cash (used in) provided by financing activities             (81,907)       (14,558)        42,865
                                                                ---------------------------------------
  Effect of exchange rate changes on
    cash and cash equivalents                                      (3,239)        (3,418)        (1,285)
                                                                ---------------------------------------
  Net (decrease) increase in cash and cash equivalents            (21,938)       (21,323)        28,343
  Cash and cash equivalents at beginning of year                  195,613        216,936        188,593
                                                                ---------------------------------------
  Cash and cash equivalents at end of year                      $ 173,675      $ 195,613      $ 216,936
                                                                =======================================

See Notes to Consolidated Financial Statements.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 31 ]

                 [ NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ]

A. NATURE OF BUSINESS

Tiffany & Co. retails and distributes fine jewelry, timepieces, sterling silverware, china, crystal, stationery, fragrances and personal accessories. It is also engaged in product design and manufacturing activities. Sales are made through three segments of business. U.S. Retail includes retail sales in Company-operated stores in the U.S.; International Retail primarily includes retail sales in Company-operated stores and boutiques in markets outside the U.S., as well as a limited amount of business-to-business sales, Internet sales and wholesale sales to independent retailers and distributors in certain of those markets; Direct Marketing includes business-to-business, catalog and Internet sales in the U.S.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years.

BASIS OF REPORTING

The consolidated financial statements include the accounts of Tiffany & Co. and all majority-owned domestic and foreign subsidiaries ("Company"). Intercompany accounts, transactions and profits have been eliminated in consolidation. The equity method of accounting is used for investments in which the Company has significant influence, but not a controlling interest. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America; these principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, provisions for income taxes and uncollectible accounts and the recoverability of non-consolidated investments and long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments.

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

RECEIVABLES AND FINANCE CHARGES

The Company's domestic and international presence and its large, diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses and, historically, such losses, in the aggregate, have not exceeded expectations.

Finance charges on retail revolving charge accounts are not significant and are accounted for as a reduction of selling, general and administrative expenses.

INVENTORIES

Inventories are valued at the lower of cost or market. Domestic and foreign branch inventories are valued using the LIFO (last-in, first-out) method. Inventories held by foreign subsidiaries are valued using the FIFO (first-in, first-out) method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives: 39 years for buildings, 3-10 years for office equipment and 5-15 years for machinery and equipment. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

GOODWILL

Goodwill represents the excess of cost over fair value of net assets acquired and, until February 1, 2002, was being amortized over 20 years using the straight-line


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 32 ]
method (see Note B, New Accounting Standards). At January 31, 2002 and 2001, unamortized goodwill of $10,393,000 and $10,884,000 was included in other assets, net.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically reviews long-lived assets for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. In 2001, 2000 and 1999, there were no significant impairment losses related to long-lived assets.

HEDGING INSTRUMENTS

Effective February 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These standards require that all derivative instruments be recorded on the consolidated balance sheet at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in current or comprehensive earnings, depending on whether a derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments will be reclassified to earnings in the period in which earnings are affected by the hedged item. As of February 1, 2001, the adoption of these new standards resulted in a cumulative effect of an accounting change of $1,653,000, recorded in cost of sales, which reduced net earnings by $975,000, net of income taxes, and increased accumulated comprehensive earnings by $3,773,000, net of income taxes of $2,622,000.

The Company uses a limited number of derivative financial instruments to manage its foreign currency and interest rate exposures. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in current earnings. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not use derivative financial instruments for trading or speculative purposes.

PREOPENING COSTS

Costs associated with the opening of new retail stores are expensed in the period incurred.

ADVERTISING COSTS

Media and production costs for print advertising are expensed as incurred, while catalog costs are expensed upon mailing. Media and production costs associated with television advertising are expensed when the advertising first takes place. Advertising costs, which include media, production and catalogs, totaled $68,100,000, $65,400,000 and $57,300,000 in 2001, 2000 and 1999.

INCOME TAXES

Income taxes are accounted for by using the asset and liability method, which recognizes deferred tax assets and liabilities by applying statutory tax rates in effect in the years in which the differences are expected to reverse to differences between the book and tax bases of existing assets and liabilities. The Company, its domestic subsidiaries and its foreign branches of U.S. corporations file a consolidated Federal income tax return.

FOREIGN CURRENCY

The functional currency of the Company's foreign subsidiaries is the applicable local currency. Assets and


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 33 ]
liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of other comprehensive earnings within stockholders' equity. Gains and losses resulting from foreign currency transactions have not been significant and are included in other expense (income), net.

REVENUE RECOGNITION

Sales are recognized at the "point of sale," which occurs when merchandise is sold in an "over-the-counter" transaction or upon receipt by a customer. Sales are reported net of returns. Shipping and handling fees billed to customers are included in net sales and the related costs are included in cost of sales. Revenues for gift card and certificate sales and store credits are recognized upon redemption. The Company maintains a reserve for potential product returns and it records, as a reduction to sales, its provision for estimated product returns, which is determined based on historical experience. In 2001, 2000 and 1999, the largest portion of the Company's sales was denominated in U.S. dollars.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides guidance in applying generally accepted accounting principles with respect to revenue recognition. The Company adopted SAB 101 in the fourth quarter of 2000 and its application, retroactive to the beginning of 2000, had no significant impact on its financial position, earnings or cash flows.

In July 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" and determined that all fees billed related to shipping and handling should be classified as revenue. Subsequently, the EITF determined that the classification of shipping and handling costs is an accounting policy decision that should be disclosed. During 2000 and 1999, the Company reclassified from selling, general and administrative expenses $10,217,000 and $9,833,000 of shipping and handling fees to net sales and $46,062,000 and $41,998,000 of handling costs to cost of sales.

STOCK-BASED COMPENSATION

Employee stock options are accounted for under the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied as required by SFAS No. 123, "Accounting for Stock-Based Compensation."

EARNINGS PER SHARE

Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of the assumed exercise of stock options.

STOCK SPLITS

On May 18, 2000 and May 20, 1999, the Board of Directors declared a two-for-one split of the Company's Common Stock, effected in the form of a share distribution (stock dividend) paid on July 20, 2000 and July 21, 1999 to stockholders of record on June 20, 2000 and June 23, 1999. Shares, per share and stock option data have been retroactively adjusted to reflect the splits.

RECLASSIFICATIONS

Certain reclassifications were made to prior years' consolidated financial statement amounts and related note disclosures to conform with the current year's presentation.

NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Accounting for Business Combinations" and SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. SFAS No. 142 requires that goodwill and certain other intangible assets no longer be amortized to earnings. In addition, the Company will be required to review goodwill and certain other intangible assets annually for potential impairment. On February 1, 2002, the Company adopted these standards and their application is not expected to have a significant impact on the Company's financial position, earnings or cash flows.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 34 ]

In September 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the accounting and financial reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The provisions of SFAS No. 143 will be effective for the Company's financial statements for the fiscal year beginning February 1, 2003. The Company does not expect the adoption of this standard to have a significant impact on its financial position, earnings or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting for impairment or disposal of long-lived assets and discontinued operations. On February 1, 2002, the Company adopted this standard and its application had no significant impact on its financial position, earnings or cash flows.

C. ACQUISITIONS AND DISPOSITIONS

In January 2001, wholesale sales of fragrance products were discontinued in the U.S. and in most international markets; in July 2000, wholesale sales of jewelry and non-jewelry items were discontinued in Europe; and in January 2000, wholesale sales of jewelry and non-jewelry items were discontinued in the U.S. In connection with these decisions, the Company established product return reserves, which had the cumulative effect of reducing gross profit by $9,364,000, and recorded a charge of $3,146,000 to selling, general and administrative expenses, primarily relating to the write-off of unrecoverable store fixtures maintained by such customers. As of January 31, 2002, all costs relating to these discontinued operations had been incurred and there was no product return reserve remaining.

In March 1999, the Company acquired the business of a TIFFANY & CO. retail boutique previously operated by Mitsukoshi, Ltd. ("Mitsukoshi"), a leading Japanese department store group, for $7,031,000. The acquisition was accounted for under the purchase method and, accordingly, the assets and liabilities have been recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill.

D. INVESTMENTS

In May 2001, the Company made an equity investment in Little Switzerland, Inc. ("Little Switzerland"), a publicly-traded company headquartered in the U.S. Virgin Islands. The Company purchased 7,410,000 newly issued unregistered shares of Little Switzerland's common stock, representing approximately 45% of Little Switzerland's outstanding shares, at a cost of $9,546,000. The Company has provided a $2,500,000 loan bearing an interest rate of 3% per annum above LIBOR. Interest is receivable semi-annually on July 31 and January 31 of each calendar year with principal and unpaid interest due on or before April 30, 2006. The Company's investment in Little Switzerland is being accounted for under the equity method based upon its ownership interest and significant influence, including representation on Little Switzerland's Board of Directors. The Company's share of Little Switzerland's results from operations has been included in other expense (income), net and amounted to a loss of $2,483,000 in 2001. On January 31, 2002, the Company's investment had an aggregate fair market value of $14,301,000, based upon the market price of Little Switzerland's common stock on that date.

In February 2000, the Company acquired an approximate 5.4% equity interest in Della.com, Inc. ("Della"), a provider of online wedding gift registry services. Immediately thereafter, the Company entered into a Gift Registry Service Agreement and, as a result, the Company offers its products through Della's site and Della developed an online wedding gift registry for the Company. In April 2000, Della merged with and into WeddingChannel.com with the consequence that the Company's equity interest in Della was converted to an approximate 2.7% interest in WeddingChannel.com, assuming the conversion of all outstanding preferred shares to common. The Company is accounting for this investment in accordance with the cost method as provided in Accounting Principles Board Opinion No. 18, as amended. In 2001, the Company recorded in other expense (income), net a pretax impairment charge of $7,800,000 representing the Company's total investment.

In July 1999, the Company made a strategic investment in Aber Diamond Corporation ("Aber"), previously known as Aber Resources Ltd., a publicly-traded company headquartered in Canada, by purchasing 8 million unregistered shares of its common stock, which represents


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 35 ]
approximately 14.7% of Aber's outstanding shares, at a cost of $70,636,000. Aber holds a 40% interest in the Diavik Diamonds Project in Canada's Northwest Territories, an operation being developed to mine gem-quality diamonds. Production is expected to commence in the first half of 2003. On January 31, 2002 and 2001, the Company's investment had aggregate fair market values of $121,440,000 and $69,500,000, based upon the market price of Aber's common stock on those dates. This investment is included in other assets, net and was allocated at the time of investment between the Company's interest in the net book value of Aber and the mineral rights obtained. At January 31, 2002 and 2001, the Company's investment in Aber was $33,088,000 and $20,203,000 and the mineral rights was $41,243,000 and $49,190,000. The amount allocated to the Company's interest in the net book value of Aber is being accounted for under the equity method based upon the Company's significant influence, including representation on Aber's Board of Directors. In February 2001, Aber announced the completion of the sale of its interest in the Snap Lake Project to De Beers Canada Mining, Inc. for $114,000,000. As a result of this sale, the Company recorded in other expense (income), net a pretax gain of $5,257,000, net of mineral rights costs related to the Snap Lake Project. The Company's share of Aber's results from operations (excluding the gain on the sale of its interest in the Snap Lake Project) has been included in other expense (income), net and amounted to losses of $125,000, $1,243,000 and $193,000 in 2001, 2000 and 1999.
Depletion of the mineral rights will be recorded as a charge to cost of sales based on the projected units of production method and will commence once production has started. In addition, the Company has formed a joint venture with Aber and has entered into a diamond purchase agreement whereby the Company has the obligation to purchase from the joint venture, subject to the Company's quality standards, a minimum of $50,000,000 of diamonds per year for 10 years. It is expected that this commercial relationship will enable the Company to secure a considerable portion of its future diamond needs.

E. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

                                                         Years Ended January 31,
                                      ------------------------------------------
(in thousands)                            2002             2001             2000
--------------------------------------------------------------------------------
Interest                              $ 19,525         $ 15,487         $ 14,052
                                      ==========================================
Income taxes                          $112,158         $121,019         $ 67,451
                                      ==========================================

Details of businesses acquired in purchase transactions:

                                                         Years Ended January 31,
                                                --------------------------------
(in thousands)                                     2002        2001        2000
--------------------------------------------------------------------------------
Fair value of assets acquired                   $    --     $    --     $ 7,048
Less: liabilities assumed                            --          --         (17)
                                                --------------------------------
Net cash paid for acquisitions                  $    --     $    --     $ 7,031
                                                ================================

Supplemental noncash investing and financing activities:

                                                         Years Ended January 31,
                                                --------------------------------
(in thousands)                                     2002         2001       2000
--------------------------------------------------------------------------------
Issuance of Common Stock under the
  Employee Profit Sharing and
  Retirement Savings Plan                       $ 2,800     $  3,300    $ 1,600
                                                ================================
Capital Lease                                   $    --     $ 40,747    $    --
                                                ================================

F. INVENTORIES

                                                                     January 31,
                                                --------------------------------
(in thousands)                                       2002                  2001
--------------------------------------------------------------------------------
Finished goods                                  $ 528,671             $ 510,888
Raw materials                                      67,779                87,207
Work-in-process                                    18,722                56,636
                                                --------------------------------
                                                  615,172               654,731
Reserves                                           (3,519)               (3,014)
                                                --------------------------------
                                                $ 611,653             $ 651,717
                                                ================================

LIFO-based inventories at January 31, 2002 and 2001 were $481,716,000 and $531,936,000 with the current cost exceeding the LIFO inventory value by $18,971,000 and $15,942,000. The LIFO valuation method had the effect of decreasing earnings per diluted share by $0.01 for the years ended January 31, 2002 and 2001, and had the effect of increasing earnings per diluted share by $0.01 for the year ended January 31, 2000.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 36 ]

G. PROPERTY, PLANT AND EQUIPMENT

In January 2001, the Company notified the lessor of its New Jersey customer service/distribution center and office facility that it exercised its purchase right included in the lease. The capital lease buyout was completed on January 31, 2002.

                                                                     January 31,
                                                  ------------------------------
(in thousands)                                         2002                2001
--------------------------------------------------------------------------------
Land                                              $  55,498           $  38,998
Buildings                                           119,316              63,457
Leasehold improvements                              255,233             216,086
Capital lease                                            --              42,034
Construction-in-progress                             55,727              33,747
Office equipment                                    229,565             186,757
Machinery and equipment                              49,398              34,744
                                                  ------------------------------
                                                    764,737             615,823
Accumulated depreciation
  and amortization                                 (239,152)           (192,579)
                                                  ------------------------------
                                                  $ 525,585           $ 423,244
                                                  ==============================

The provision for depreciation and amortization for the years ended January 31, 2002, 2001 and 2000 was $65,997,000, $47,448,000 and $41,161,000. The growth in depreciation and amortization for the year ended January 31, 2002 was primarily due to capital asset additions, as well as accelerated depreciation as a result of the shortening of useful lives related to renovations and/or expansions of retail stores and office facilities. The amount of accelerated depreciation recognized was $6,516,000 for the year ended January 31, 2002.

H. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                     January 31,
                                                     ---------------------------
(in thousands)                                           2002               2001
--------------------------------------------------------------------------------
Accounts payable - trade                             $ 56,291           $ 73,365
Accrued compensation and commissions                   39,144             41,947
Accrued sales and withholding taxes                    12,871             13,212
Other                                                  53,476             61,007
                                                     ---------------------------
                                                     $161,782           $189,531
                                                     ===========================

I. EARNINGS PER SHARE

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted earnings per share ("EPS") computations:

                                                         Years Ended January 31,
                                          --------------------------------------
(in thousands)                                2002           2001           2000
--------------------------------------------------------------------------------
Net earnings for basic and diluted EPS    $173,587       $190,584       $145,679
                                          ======================================
Weighted average shares for basic EPS      145,535        145,493        142,968
Incremental shares based upon the
  assumed exercise of stock options          4,982          6,323          6,698
                                          --------------------------------------
Weighted average shares
  for diluted EPS                          150,517        151,816        149,666
                                          ======================================

For the years ended January 31, 2002, 2001 and 2000, there were 3,220,000, 1,683,000 and 36,000 stock options excluded from the computations of earnings per diluted share due to their antidilutive effect.

J. DEBT

                                                                     January 31,
                                                       -------------------------
(in thousands)                                             2002             2001
--------------------------------------------------------------------------------
Short-term borrowings:
Credit facility                                        $ 36,913         $ 28,108
Other lines of credit                                     3,489              670
                                                       -------------------------
                                                         40,402           28,778
                                                       -------------------------
Current portion of long-term debt:
  7.52% Senior Notes                                     51,500               --
Long-term debt:
  Variable-rate yen loan                                 41,415           47,487
  6.90% Series A Senior Notes                            60,000           60,000
  7.05% Series B Senior Notes                            40,000           40,000
  4.50% yen loan                                         37,650           43,170
  7.52% Senior Notes                                         --           51,500
                                                       -------------------------
                                                        179,065          242,157
                                                       -------------------------
                                                       $270,967         $270,935
                                                       =========================

In November 2001, the Company's $160,000,000 multicurrency revolving credit facility ("Credit Facility") was amended to increase the amount to $200,000,000 and the number of participating banks from five to six. The Credit Facility entitles the Company to borrow $38,750,000 on a pro-rata basis from each of three banks,


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 37 ]

$25,000,000 from one bank, $15,000,000 from another bank and $43,750,000 from an agent bank. All borrowings are at interest rates based on a prime rate or a reserve-adjusted LIBOR and are affected by local borrowing conditions. The Credit Facility expires on November 5, 2006. The Credit Facility requires the payment of an annual fee based on the total amount of available credit and contains covenants that require maintenance of certain debt/equity and interest coverage ratios, in addition to other requirements customary to loan facilities of this nature. At January 31, 2002 and 2001, the amounts outstanding under the Credit Facility were $36,913,000 and $28,108,000 with interest rates ranging from 0.22% to 9.70% and 0.26% to 7.80%. The weighted average interest rates for the Credit Facility were 3.57% and 4.55% for the years ended January 31, 2002 and 2001.

The Company also has other lines of credit totalling $5,474,000. At January 31, 2002 and 2001, amounts outstanding under these lines of credit were $3,489,000 and $670,000.

In October 1999, the Company entered into a yen 5,500,000,000, five-year loan agreement due 2004, bearing interest at a variable rate. The interest rate at January 31, 2002 was 0.59% and is based upon the six-month Japanese LIBOR plus 50 basis points and is reset every six months ("floating rate"). The proceeds from this loan were used to reduce short-term indebtedness in Japan. Concurrently, the Company entered into a yen 5,500,000,000, five-year interest-rate swap agreement whereby the Company pays a fixed rate of interest of 1.815% and receives the floating rate on the yen 5,500,000,000 loan. The interest-rate swap agreement had the effect of increasing interest expense by $508,000, $538,000 and $156,000 for the years ended January 31, 2002, 2001 and
2000.

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

The Company has a yen 5,000,000,000, 15-year term loan agreement due 2011, bearing interest at a rate of 4.50%.

The Company has issued, at par, $51,500,000 of 7.52% Senior Notes Due January 31, 2003 and, accordingly, is classified as a current liability at January 31, 2002. The Note Purchase Agreements require lump sum repayment upon maturity, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary in such circumstances.

The Company had letters of credit and financial guarantees of $12,314,000 at January 31, 2002.

The fair value of the 7.52% Senior Notes at January 31, 2002 and 2001 was $53,147,000 and $52,751,000. The fair value of the 6.90% Series A Senior Notes at January 31, 2002 and 2001 was $60,420,000 and $59,349,000. The fair value of the 7.05% Series B Senior Notes at January 31, 2002 and 2001 was $40,075,000 and $39,272,000. The fair values of the Senior Notes and the Series A and Series B Senior Notes were determined using the quoted market prices of debt instruments with similar terms and maturities. The fair value of the 4.50% yen long-term debt was $45,541,000 and $50,002,000 at January 31, 2002 and 2001. The fair value of the 4.50% yen debt is based upon discounted cash flow analysis for securities with similar characteristics. The fair value of the yen variable-rate long-term debt approximates its carrying value of $41,415,000 and $47,487,000 at January 31, 2002 and 2001 due to its variable interest rate terms.

K. HEDGING INSTRUMENTS

In the normal course of business, the Company uses financial hedging instruments, including derivative financial instruments, for purposes other than trading. These instruments include interest-rate swap agreements, foreign currency-purchased put options and forward foreign-exchange contracts. The Company does not use derivative financial instruments for speculative purposes.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 38 ]

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

To minimize the potentially negative impact of a significant strengthening of the U.S. dollar against the yen, the Company purchases yen put options ("options") and enters into forward foreign-exchange contracts that are designated as hedges of forecasted purchases of merchandise and to settle liabilities in foreign currencies. The Company accounts for its option contracts as cash flow hedges. Effective November 1, 2001, the Company assesses hedge effectiveness based on the total changes in the option's cash flows. The effective portion of unrealized gains and losses associated with the value of the option contracts is deferred as a component of accumulated other comprehensive (loss) gain and is recognized as a component of cost of sales on the Company's consolidated statement of earnings when the related inventory is sold. Prior to November 1, 2001, the Company excluded time value from the assessment of effectiveness, which amounted to pretax hedging losses of $375,000, recorded in cost of sales. There was no ineffectiveness related to the Company's option contracts in 2001. The fair value of the options was $8,562,000 and $5,411,000 at January 31, 2002 and 2001. The fair value of the options was determined using quoted market prices for these instruments.

At January 31, 2002 and 2001, the Company also had $16,306,000 and $18,003,000 of outstanding forward foreign-exchange yen contracts, which subsequently matured on February 26, 2002 and February 26, 2001, to support the settlement of merchandise liabilities for the Company's business in Japan. Due to the short-term nature of the Company's forward foreign-exchange contracts, the book value of the underlying assets and liabilities approximates fair value.

The Company utilizes an interest-rate swap agreement to effectively convert its floating-rate obligation to a fixed-rate obligation. The Company accounts for its interest-rate swap as a cash flow hedge. There was no ineffectiveness related to the Company's interest-rate swap in 2001. The fair value of the interest-rate swap agreement was $1,298,000 and $1,204,000 at January 31, 2002 and 2001 and was based upon the amounts the Company would expect to pay to terminate the agreement.

Hedging activity affected accumulated other comprehensive (loss) gain, net of income taxes, as follows:

                                                          Year Ended January 31,
                                                          ----------------------
(in thousands)                                                             2002
--------------------------------------------------------------------------------
Balance at beginning of period                                          $    --
Impact of adoption                                                        3,773
Derivative gains transferred to earnings                                 (4,672)
Change in fair value                                                      7,414
                                                                        -------
                                                                        $ 6,515
                                                                        =======

The Company expects $7,299,000 of derivative gains included in accumulated other comprehensive income to be reclassified into earnings within the next 12 months. This amount may vary due to fluctuations in the yen exchange rate. The maximum term over which the Company is hedging its exposure to the variability of future cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is 12 months.

L. COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities. Retail store leases may require the payment of minimum rentals and contingent rent based upon a percentage of sales exceeding a stipulated amount. The lease agreements, which expire at various dates through 2032, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

In January 2001, the Company notified the lessor of its New Jersey customer service/distribution center and office facility that it exercised its purchase right included in the lease. The capital lease buyout was completed on January 31, 2002.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 39 ]

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases. Rent expense for the Company's operating leases, including escalations, consisted of the following:

                                                         Years Ended January 31,
                                             -----------------------------------
(in thousands)                                  2002          2001          2000
--------------------------------------------------------------------------------
Minimum rent for retail
  stores and boutiques                       $32,044       $29,277       $27,114
Contingent rent based on sales                15,668        17,469        13,195
Office, distribution and
  manufacturing facilities rent               10,809        11,737        16,482
                                             -----------------------------------
                                             $58,521       $58,483       $56,791
                                             ===================================

Aggregate minimum annual rental payments under noncancelable operating leases are as follows:

                                                                  Minimum Annual
                                                                 Rental Payments
Years Ending January 31,                                          (in thousands)
--------------------------------------------------------------------------------
2003                                                                    $ 51,771
2004                                                                      47,804
2005                                                                      42,294
2006                                                                      38,113
2007                                                                      34,190
Thereafter                                                               218,275

At January 31, 2002, the Company's contractual cash obligations and commercial commitments were: inventory purchases of $97,370,000 excluding the obligation under the joint venture agreement with Aber (see Note D), construction-in-progress of $33,562,000 and other contractual obligations of $2,700,000.

In August 2001, the Company signed new agreements with Mitsukoshi whereby TIFFANY & CO. boutiques will continue to operate within Mitsukoshi's stores in Japan until at least January 31, 2007. Existing agreements were scheduled to expire in 2001. The new agreements largely continue the principles on which Mitsukoshi and the Company have been cooperating since 1993, when the relationship was last renegotiated. The main agreement, which will expire on January 31, 2007, covers the continued operation of 24 TIFFANY & CO. boutiques. A separate set of agreements covers the operation of a freestanding TIFFANY & CO. store on Tokyo's Ginza. Under the new agreements, the Company is not restricted from further expansion of its Tokyo operations. In addition, the Company will pay to Mitsukoshi a reduced percentage fee based on certain sales beginning in 2002, followed by a greater reduction in fees beginning in 2003. The Company also operates boutiques in other Japanese department stores. The Company pays the department stores a percentage fee based on sales generated in these locations. Fees paid to Mitsukoshi and other Japanese department stores totaled $93,971,000, $102,204,000 and $91,824,000 in 2001, 2000 and 1999.

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

M. RELATED PARTIES

A member of the Company's Board of Directors, who joined in July 2001, is an officer of a technology and information services company which has had a long-standing business relationship with the Company. Fees paid to that company for services performed amounted to $4,700,000, $3,100,000 and $2,100,000 in 2001,
2000 and 1999.

A member of the Company's Board of Directors is an officer of a financial services company which is serving as a placement agent for a new debt instrument in an amount of up to $100,000,000.

An officer of the Company is a member of the Board of Directors of a financial services company that serves as the Company's lead bank for its Credit Facility and serves as the plan administrator for the Company's pension plan.

                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 40 ]

N. STOCKHOLDERS' EQUITY

AUTHORIZED STOCK

In May 2000, the stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of common shares authorized from 120,000,000 to 240,000,000 shares.

In July 1999, the Company issued 2,900,000 shares of its Common Stock at a price of $24.69 per share, resulting in net proceeds of $71,426,000. The net proceeds from the issuance were added to the Company's working capital and used to support ongoing business expansion.

STOCK REPURCHASE PROGRAM

In September 2000, the Board of Directors extended the Company's original stock repurchase program until November 2003. The program was initially authorized in November 1997 for the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period. That authorization was superceded in September 2000 by a further authorization of repurchases of up to $100,000,000 of the Company's Common Stock in the open market. The timing and actual number of shares repurchased depend on a variety of factors such as price and other market conditions. The Company repurchased and retired 1,628,000 shares of Common Stock in 2001 at an aggregate cost of $39,265,000, or an average cost of $24.12 per share; repurchased and retired 465,000 shares of Common Stock in 2000 at an aggregate cost of $13,319,000, or an average cost of $28.64 per share. No repurchases were made in 1999.

PREFERRED STOCK

The Board of Directors is authorized to issue, without further action by the stockholders, shares of Preferred Stock and to fix and alter the rights related to such stock. In March 1987, the stockholders authorized 2,000,000 shares of Preferred Stock, par value $0.01 per share. In November 1988, the Board of Directors designated certain shares of such Preferred Stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, to be issued in connection with the exercise of certain stock purchase rights under the Stockholder Rights Plan. At January 31, 2002 and 2001, there were no shares of Preferred Stock issued or outstanding.

STOCKHOLDER RIGHTS PLAN

In September 1998, the Board of Directors amended and restated the Company's existing Stockholder Rights Plan ("Rights Plan") to extend its expiration date from November 17, 1998 to September 17, 2008. Under the Rights Plan, as amended, each outstanding share of the Company's Common Stock has a stock purchase right, initially subject to redemption at $0.01 per right, which right first becomes exercisable should certain takeover-related events occur. Following certain such events, but before any person has acquired beneficial ownership of 15% of the Company's common shares, each right may be used to purchase 0.0025 of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $165.00 (subject to adjustment); after such an acquisition, each right becomes nonredeemable and may be used to purchase, for the exercise price, common shares having a market value equal to two times the exercise price. If, after such an acquisition, a merger of the Company occurs (or 50% of the Company's assets are sold), each right may be exercised to purchase, for the exercise price, common shares of the acquiring corporation having a market value equal to two times the exercise price. Rights held by such a 15% owner may not be exercised.

CASH DIVIDENDS

The Board of Directors declared an increase of 33% in the quarterly dividend rate on common shares in both May 2000 and May 1999, increasing the quarterly rate to $0.04 and $0.03 per share. On February 20, 2002, the Board of Directors declared a quarterly dividend of $0.04 per common share. This dividend will be paid on April 10, 2002 to stockholders of record on March 20, 2002.

O. STOCK COMPENSATION PLANS

In May 1998, the stockholders approved both the Company's 1998 Employee Incentive Plan and the Directors Option Plan. No award may be made under either plan after March 19, 2008. Under the Employee Incentive Plan, the maximum number of shares of Common Stock subject to award is 10,365,000 (subject to adjustment); awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock and cash; awards made in the form


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 41 ]
of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights may have a maximum term of 10 years from the date of grant (vesting in increments of 25% per year over a four-year period on the yearly anniversary date of the grant) and may not be granted for an exercise price below fair market value. With the adoption of the Employee Incentive Plan, no further stock options may be granted under the Company's 1986 Stock Option Plan; however, 4,324,094 shares remain subject to issuance based on prior grants made under such plan. Under the Directors Option Plan, the maximum number of shares of Common Stock subject to award is 1,000,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 20,000 (subject to adjustment) shares per non-employee director in any fiscal year; awards made in the form of stock options may have a maximum term of 10 years from the date of grant (vesting in increments of 50% per year over a two-year period on the yearly anniversary date of the grant) and may not be granted for an exercise price below fair market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below market exercise price options. No further options may be granted under the 1988 Directors Option Plan, which has expired; all options awarded under the 1988 Plan were granted at 50% below the market value at the date of grant. The Company recognized compensation expense relating to options granted at below market value based on the difference between the option price and the fair market value at the date of grant.

A summary of activity for the Company's stock option plans is presented below:

                                                                        Weighted
                                                                         Average
                                                           Number of    Exercise
                                                              Shares       Price
--------------------------------------------------------------------------------
Outstanding, January 31, 1999                             12,561,588      $ 8.66
Granted                                                    1,899,400       39.54
Exercised                                                 (3,006,564)       5.45
Forfeited                                                   (168,800)      12.06
                                                          ----------------------
Outstanding, January 31, 2000                             11,285,624       14.66
Granted                                                    1,581,300       33.06
Exercised                                                 (1,307,545)       8.21
Forfeited                                                   (228,850)      20.71
                                                          ----------------------
Outstanding, January 31, 2001                             11,330,529       17.85
Granted                                                    2,067,250       33.80
Exercised                                                   (642,870)       9.58
Forfeited                                                   (246,949)      28.65
                                                          ----------------------
OUTSTANDING, JANUARY 31, 2002                             12,507,960      $20.70
                                                          ======================

Options exercisable at January 31, 2002, 2001 and 2000 were 7,805,486, 6,438,929 and 5,675,874.

The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, compensation expense has not been recognized for stock options granted at or above fair value. Had compensation expense been determined and recorded based upon fair value at grant date, net earnings and earnings per share would have been reduced to pro forma amounts as follows:

                                                         Years Ended January 31,
                                          --------------------------------------
(in thousands, except per share amounts)        2002          2001          2000
--------------------------------------------------------------------------------
Net earnings:
  As reported                             $  173,587    $  190,584    $  145,679
  Pro forma                                  162,874       181,473       139,976
Earnings per basic share:
  As reported                                   1.19          1.31          1.02
  Pro forma                                     1.12          1.25          0.98
Earnings per diluted share:
  As reported                                   1.15          1.26          0.97
  Pro forma                                     1.08          1.20          0.94


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 42 ]

The weighted-average fair values of options granted for the years ended January 31, 2002, 2001 and 2000 were $12.33, $12.14 and $15.10. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                         Years Ended January 31,
                                                       -------------------------
                                                       2002      2001      2000
--------------------------------------------------------------------------------
Dividend yield                                          0.7%      0.7%      0.7%
Expected volatility                                    36.5%     35.0%     33.0%
Risk-free interest rate                                 4.3%      4.9%      6.7%
Expected life (years)                                     5         5         5

The following tables summarize information concerning options outstanding and exercisable at January 31, 2002:

                                                             Options Outstanding
                               -------------------------------------------------
                                                   Weighted
                                                    Average             Weighted
                                                  Remaining              Average
Range of                            Number      Contractual             Exercise
Exercise Prices                Outstanding     Life (years)                Price
--------------------------------------------------------------------------------
$ 0.97-$ 6.88                    2,424,612             4.28               $ 4.97
$ 8.50-$ 9.48                    2,084,460             6.60                 9.46
$10.14-$12.20                      332,550             6.54                11.33
$14.98-$14.98                    2,399,900             6.97                14.98
$17.59-$34.02                    3,504,138             9.43                32.68
$34.92-$42.08                    1,762,300             8.06                41.38
                               -------------------------------------------------
                                12,507,960             7.22               $20.70
                               =================================================

                                                             Options Exercisable
                               -------------------------------------------------
                                                                        Weighted
                                                                         Average
Range of                            Number                              Exercise
Exercise Prices                Exercisable                                 Price
--------------------------------------------------------------------------------
$ 0.97-$ 6.88                    2,424,612                                $ 4.97
$ 8.50-$ 9.48                    2,074,960                                  9.46
$10.14-$12.20                      274,050                                 11.26
$14.98-$14.98                    1,781,950                                 14.98
$17.59-$34.02                      419,475                                 30.71
$34.92-$42.08                      830,439                                 41.78
                               -------------------------------------------------
                                 7,805,486                                $13.97
                               =================================================

P. EMPLOYEE BENEFIT PLANS

PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The Company maintains a noncontributory defined benefit pension plan ("Plan") covering substantially all domestic salaried and full-time hourly employees. The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. Plan benefits are based on the highest five consecutive years of compensation or as a percentage of actual compensation, as applicable in the circumstances, and the number of years of service. The actuarial present value of the vested benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees. The Company funds the Plan's trust in accordance with regulatory limits to provide for current service and for unfunded projected benefit obligation over a reasonable period. Assets of the Plan consist primarily of equity mutual funds, common stocks and U.S. Government, corporate and mortgage obligations. The Plan's assets also include investments in the Company's Common Stock representing 11% and 10% of Plan assets at January 31, 2002 and 2001.

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


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 43 ]

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                                                                          Other Postretirement
                                                              Pension Benefits                        Benefits
                                                     ---------------------------------------------------------
(in thousands, except percentages)                        2002            2001            2002            2001
--------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year            $  89,819       $  76,339       $  25,794       $  22,306
  Service cost                                           6,040           4,632           2,769           2,129
  Interest cost                                          6,297           5,487           2,064           1,642
  Participants' contributions                               --              --              33              33
  Amendment                                              1,132              --              --              --
  Actuarial loss                                         6,037           6,203           9,093             618
  Benefits paid                                         (2,952)         (2,842)           (966)           (934)
                                                     ---------------------------------------------------------
  Benefit obligation at end of year                  $ 106,373       $  89,819       $  38,787       $  25,794
                                                     =========================================================

CHANGE IN PLAN ASSETS:
  Fair value of plan assets at beginning of year     $  79,281       $  85,882       $      --       $      --
  Actual return on plan assets                          (3,462)         (3,759)             --              --
  Employer contribution                                     --              --             933             901
  Participants' contributions                               --              --              33              33
  Benefits paid                                         (2,952)         (2,842)           (966)           (934)
                                                     ---------------------------------------------------------
  Fair value of plan assets at end of year           $  72,867       $  79,281       $      --       $      --
                                                     =========================================================

Funded status                                        $ (33,506)      $ (10,538)      $ (38,787)      $ (25,794)
Unrecognized net actuarial loss (gain)                   7,867          (7,440)          8,337            (727)
Unrecognized prior service cost                             --              10              --             275
Unrecognized transition obligation                       1,132              31             281              --
                                                     ---------------------------------------------------------
Accrued benefit cost                                 $ (24,507)      $ (17,937)      $ (30,169)      $ (26,246)
                                                     =========================================================

Weighted-average assumptions at end of year:
  Discount rate                                           6.75%           7.00%           6.75%           7.00%
  Expected return on plan assets                          9.00%           9.00%             --              --
  Rate of increase in compensation                        4.00%           4.25%             --              --


Net periodic pension and other postretirement benefit expense included the following components:

                                                                                                     Years Ended January 31,
                                                    ------------------------------------------------------------------------
                                                                                                        Other Postretirement
                                                                     Pension Benefits                               Benefits
                                                    ------------------------------------------------------------------------
(in thousands)                                         2002         2001         2000         2002         2001         2000
----------------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during period          $ 6,040      $ 4,632      $ 4,503      $ 2,769      $ 2,129      $ 1,626
Interest cost on accumulated benefit obligation       6,297        5,487        4,444        2,064        1,642        1,030
Return on plan assets                                (5,808)      (5,166)      (4,373)          --           --           --
Net amortization and deferrals                           41          241          971          (23)          (5)        (230)
                                                    ------------------------------------------------------------------------
Net expense                                         $ 6,570      $ 5,194      $ 5,545      $ 4,810      $ 3,766      $ 2,426
                                                    ========================================================================

For postretirement benefit measurement purposes, 11.50% (for pre-age 65 retirees) and 12.50% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2001. The rate was assumed to decrease gradually to 5.00% for both groups by 2017 and remain at that level thereafter.


                        TIFFANY & CO. AND SUBSIDIARIES
                                     [ 44 ]

Assumed health-care-cost trend rates have a significant effect on the amounts reported for the Company's postretirement health care benefits plan. A one percentage point change in the assumed health-care-cost trend rate would increase the Company's accumulated postretirement benefit obligation by $6,487,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $1,005,000 for the year ended January 31, 2002. Decreasing the health-care-cost trend rate by one percentage point would decrease the Company's accumulated postretirement benefit obligation by $5,225,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $789,000 for the year ended January 31, 2002.

OTHER RETIREMENT PLANS

The Company has deferred compensation arrangements for certain executives which generally provide for payments upon retirement, death or termination of employment. The amounts accrued under these plans were $18,163,000 and $16,017,000 at January 31, 2002 and 2001, and are reflected in other long-term liabilities. The Company funds a portion of these obligations through the establishment of trust accounts on behalf of the executives participating in the plans. The trust accounts are reflected in other assets, net.

PROFIT SHARING AND RETIREMENT SAVINGS PLAN

The Company also maintains an Employee Profit Sharing and Retirement Savings Plan ("EPSRS Plan") that covers substantially all U.S.-based employees. Under the profit sharing portion of the EPSRS Plan, the Company makes contributions, in the form of newly issued Company Common Stock, to the employees' accounts based upon the achievement of certain targeted earnings objectives established by, or as otherwise determined by, the Board of Directors. The Company recorded charges in 2001, 2000 and 1999 of $1,000,000, $2,800,000 and $3,300,000. Under
the retirement savings portion of the EPSRS Plan, employees who meet certain eligibility requirements may participate by contributing up to 15% of their annual compensation and the Company provides a 50% matching cash contribution up to 6% of each participant's total compensation. The Company recorded charges of $4,054,000, $3,635,000 and $2,983,000 in 2001, 2000 and 1999. Contributions to
both portions of the EPSRS Plan are made in the following year.

Under the profit sharing portion of the EPSRS Plan, the Company's stock contribution is required to be maintained in such stock until the employee either leaves or retires from the Company. Under the retirement savings portion of the EPSRS Plan, the employees have the ability to elect to invest their contribution and the matching contribution in company stock. At January 31, 2002, investments in company stock in the profit sharing portion and in the retirement savings portion represented 28% and 23% of total EPSRS Plan assets.

Q. INCOME TAXES

Earnings before income taxes consisted of the following:

                                                         Years Ended January 31,
                                      ------------------------------------------
(in thousands)                            2002             2001             2000
--------------------------------------------------------------------------------
United States                         $204,955         $245,665         $177,011
Foreign                                 84,357           71,976           71,047
                                      ------------------------------------------
                                      $289,312         $317,641         $248,058
                                      ==========================================

Components of the provision for income taxes were as follows:

                                                         Years Ended January 31,
                                  ----------------------------------------------
(in thousands)                         2002              2001              2000
--------------------------------------------------------------------------------
Current:
  Federal                         $  72,943         $  80,530         $  58,908
  State                              21,091            21,309            20,406
  Foreign                            28,328            25,988            30,900
                                  ----------------------------------------------
                                    122,362           127,827           110,214
                                  ----------------------------------------------
Deferred:
  Federal                            (5,166)              476            (4,932)
  State                              (2,429)           (1,222)           (2,261)
  Foreign                               958               (24)             (642)
                                  ----------------------------------------------
                                     (6,637)             (770)           (7,835)
                                  ----------------------------------------------
                                  $ 115,725         $ 127,057         $ 102,379
                                  ==============================================


                       TIFFANY & CO. AND SUBSIDIARIES
                                     [ 45 ]

Deferred tax assets (liabilities) consisted of the following:

                                                                     January 31,
                                                     ---------------------------
(in thousands)                                           2002              2001
--------------------------------------------------------------------------------
Postretirement/employment benefits                   $ 13,835          $ 12,080
Inventory reserves                                     24,939            13,657
Accrued expenses                                       11,066            11,267
Financial hedging instruments                            (602)            1,173
Depreciation                                            4,288             1,187
Pension contribution                                    6,478             7,231
Undistributed earnings
  of foreign subsidiaries                             (19,719)          (15,144)
Other                                                   5,445             3,900
                                                     ---------------------------
                                                     $ 45,730          $ 35,351
                                                     ===========================

The income tax effects of items comprising the deferred income tax benefit were as follows:

                                                         Years Ended January 31,
                                          --------------------------------------
(in thousands)                               2002           2001           2000
--------------------------------------------------------------------------------
Postretirement/employment
  benefit obligations                     $(1,730)       $(1,360)       $  (739)
Undistributed earnings
  of foreign subsidiaries                   4,575          5,074          3,754
Accelerated depreciation                   (2,461)        (1,129)          (485)
Inventory reserves                           (930)        (1,874)         1,335
Financial hedging instruments               1,775           (553)           999
Inventory capitalization                   (6,518)          (671)           (89)
Asset impairment                           (2,732)            --             --
Accrued expenses                              392          3,391         (7,577)
Excess pension contribution                   753         (2,324)        (2,523)
Other                                         239         (1,324)        (2,510)
                                          --------------------------------------
                                          $(6,637)       $  (770)       $(7,835)
                                          ======================================

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate were as follows:

                                                         Years Ended January 31,
                                                   -----------------------------
                                                   2002        2001        2000
--------------------------------------------------------------------------------
Statutory Federal income tax rate                  35.0%       35.0%       35.0%
State income taxes, net of
  Federal benefit                                   4.3         4.1         4.8
Foreign losses with no tax benefit                  0.3         0.6         0.7
Other                                               0.4         0.3         0.8
                                                   -----------------------------
                                                   40.0%       40.0%       41.3%
                                                   =============================

R. SEGMENT INFORMATION

The Company operates its business in three reportable segments: U.S. Retail, International Retail and Direct Marketing. The Company's reportable segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. In deciding how to allocate resources and assess performance, the Company's Executive Officers regularly evaluate the performance of its reportable segments on the basis of net sales and earnings from operations, after the elimination of intersegment sales and transfers. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

The Company's products are primarily sold in more than 100 TIFFANY & CO. stores and boutiques in key markets around the world. In Japan, the Company's largest international operation, net sales accounted for 28%, 28% and 27% of the Company's net sales in 2001, 2000 and 1999. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.

Certain information relating to the Company's reportable segments is set forth below:

                                                         Years Ended January 31,
                                      ------------------------------------------
(in thousands)                              2002            2001            2000
--------------------------------------------------------------------------------
Net sales:
  U.S. Retail                         $  786,792      $  833,221      $  744,425
  International Retail                   659,028         679,274         589,607
  Direct Marketing                       160,715         155,561         137,658
                                      ------------------------------------------
                                      $1,606,535      $1,668,056      $1,471,690
                                      ==========================================

Earnings from operations*:
  U.S. Retail                         $  199,293      $  230,795      $  176,827
  International Retail                   196,753         188,216         149,918
  Direct Marketing                        26,055          22,277          17,707
                                      ------------------------------------------
                                      $  422,101      $  441,288      $  344,452
                                      ==========================================

* Represents earnings from operations before unallocated corporate expenses and interest and other expenses, net.


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 46 ]

The Company's Executive Officers evaluate the performance of the Company's assets on a consolidated basis. Therefore, separate financial information for the Company's assets on a segment basis is not available. For the years ended January 31, 2002, 2001 and 2000, total assets were $1,629,868,000,
$1,568,340,000 and $1,343,562,000.

The following table sets forth reconciliations of the reportable segments' earnings from operations to the Company's consolidated earnings before income taxes:

                                                         Years Ended January 31,
                                      ------------------------------------------
(in thousands)                             2002            2001            2000
--------------------------------------------------------------------------------
Earnings from operations
  for reportable segments             $ 422,101       $ 441,288       $ 344,452
Unallocated
  corporate expenses                   (112,204)       (113,892)        (87,569)
Interest and other
  expenses, net                         (20,585)         (9,755)         (8,825)
                                      ------------------------------------------
Earnings before
  income taxes                        $ 289,312       $ 317,641       $ 248,058
                                      ==========================================

Sales to unaffiliated customers and long-lived assets were as follows:

Geographic Areas

                                                         Years Ended January 31,
                                  ----------------------------------------------
(in thousands)                          2002              2001              2000
--------------------------------------------------------------------------------
Net sales:
  United States                   $  972,178        $1,022,203        $  914,948
  Japan                              448,239           463,130           403,148
  Other countries                    186,118           182,723           153,594
                                  ----------------------------------------------
                                  $1,606,535        $1,668,056        $1,471,690
                                  ==============================================

Long-lived assets:
  United States                   $  504,187        $  407,412        $  305,641
  Japan                                4,541             6,490             8,430
  Other countries                     32,684            24,246            21,757
                                  ----------------------------------------------
                                  $  541,412        $  438,148        $  335,828
                                  ==============================================

Classes of Similar Products

                                                         Years Ended January 31,
                                    --------------------------------------------
(in thousands)                            2002             2001             2000
--------------------------------------------------------------------------------
Net sales:
  Jewelry                           $1,276,344       $1,300,697       $1,110,964
  Tableware, timepieces
    and other                          330,191          367,359          360,726
                                    --------------------------------------------
                                    $1,606,535       $1,668,056       $1,471,690
                                    ============================================


                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 47 ]

S. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                          2001 Quarter Ended
                                             -----------------------------------------------
(in thousands, except per share amounts)     April 30      July 31   October 31   January 31
--------------------------------------------------------------------------------------------
Net sales                                    $336,401     $371,301     $333,074     $565,759
Gross profit                                  190,140      215,871      192,839      344,627
Earnings from operations                       49,221       65,670       46,041      148,965
Net earnings                                   30,762       36,052       24,028       82,745

Net earnings per share:
  Basic                                      $   0.21     $   0.25     $   0.17     $   0.57
                                             ===============================================
  Diluted                                    $   0.20     $   0.24     $   0.16     $   0.55
                                             ===============================================

                                                                          2000 Quarter Ended
                                             -----------------------------------------------
(in thousands, except per share amounts)     April 30      July 31   October 31   January 31
--------------------------------------------------------------------------------------------
Net sales                                    $345,143     $374,448     $372,074     $576,391
Gross profit                                  188,709      212,454      206,365      340,886
Earnings from operations                       53,395       67,077       63,052      143,872
Net earnings                                   30,425       39,165       36,320       84,674

Net earnings per share:
  Basic                                      $   0.21     $   0.27     $   0.25     $   0.58
                                             ===============================================
  Diluted                                    $   0.20     $   0.26     $   0.24     $   0.56
                                             ===============================================

The sum of the quarterly net earnings per share amounts may not equal the full-year amount since the computations of the weighted average number of common-equivalent shares outstanding for each quarter and the full year are made independently.




                         TIFFANY & CO. AND SUBSIDIARIES
                                     [ 48 ]