Form 10-K, Exhibit 13
period 2005-01-31
TIFFANY & CO
filed 2005-04-14
CIK 98246

                                                                    EXHIBIT 13.1
Selected Financial Data                                            Tiffany & Co.
                                                             Report on form 10-K

The following table sets forth selected financial data, certain of which have been derived from the Company's audited financial statements for 2000-2004. Financial data for 2004 includes the effect of the Company's sale of its equity investment in Aber Diamond Corporation (see Note D to the consolidated financial statements). Certain reclassifications were made to prior years' financial data to conform with the current year's presentation. All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

(in thousands, except per share amounts, percentages, ratios,
retail locations and employees)                                        2004         2003         2002         2001         2000
----------------------------------------------------------------------------------------------------------------------------------
EARNINGS DATA
   Net sales                                                        $2,204,831   $2,000,045   $1,706,602   $1,606,535   $1,668,056
   Gross profit                                                      1,230,573    1,157,382    1,011,448      943,477      948,414
   Earnings from operations                                            294,529      355,519      319,197      309,897      327,396
   Net earnings                                                        304,299      215,517      189,894      173,587      190,584
   Net earnings per diluted share                                         2.05         1.45         1.28         1.15         1.26
   Weighted-average number of
     diluted common shares                                             148,093      148,472      148,591      150,517      151,816
----------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET AND CASH FLOW DATA
   Total assets                                                     $2,666,118   $2,391,088   $1,923,586   $1,631,074   $1,568,340
   Cash and cash equivalents                                           187,681      248,665      156,197      173,675      195,613
   Short-term investments                                              139,200       27,450            -            -            -
   Inventories, net                                                  1,057,245      871,251      732,088      611,653      651,717
   Working capital                                                   1,208,068      952,923      770,481      638,709      695,548
   Cash flows from operating activities                                130,853      283,842      221,441      241,506      110,696
   Capital expenditures                                                142,321      272,900      219,717      170,806      108,382
   Short-term borrowings and long-term debt
     (including current portion)                                       440,563      486,859      349,659      270,967      270,935
   Stockholders' equity                                              1,701,160    1,468,200    1,208,049    1,036,945      925,483
   Stockholders' equity per share                                        11.77        10.01         8.34         7.15         6.34
   Cash dividends paid per share                                          0.23         0.19         0.16         0.16         0.15
----------------------------------------------------------------------------------------------------------------------------------

RATIO ANALYSIS AND OTHER DATA
   As a percentage of net sales:
     Gross profit                                                         55.8%        57.9%        59.3%        58.7%        56.9%
     Earnings from operations                                             13.4%        17.8%        18.7%        19.3%        19.6%
     Net earnings                                                         13.8%        10.8%        11.1%        10.8%        11.4%
     Capital expenditures                                                  6.5%        13.6%        12.9%        10.6%         6.5%
   Return on average assets                                               12.0%        10.0%        10.7%        10.9%        13.1%
   Return on average stockholders' equity                                 19.2%        16.1%        16.9%        17.7%        22.7%
   Total debt-to-equity ratio                                             25.9%        33.2%        28.9%        26.1%        29.3%
   Company-operated TIFFANY & CO.
     stores and boutiques                                                  151          141          131          126          119
   Number of employees                                                   7,341        6,862        6,431        5,938        5,960
----------------------------------------------------------------------------------------------------------------------------------

18  TIFFANY & CO. AND SUBSIDIARIES

                                         Management's Discussion and Analysis of
                                   Financial Condition and Results of Operations

OVERVIEW

Tiffany & Co. is a holding company that operates through its subsidiary companies ("Company"). The Company's principal subsidiary, Tiffany and Company, is a jeweler and specialty retailer whose merchandise offerings include an extensive selection of fine jewelry, as well as timepieces, sterling silverware, china, crystal, stationery, fragrances and accessories. Through Tiffany and Company and other subsidiaries, the Company is engaged in product design, manufacturing and retailing activities.

The Company's channels of distribution are as follows:

-     U.S. Retail - sales in TIFFANY & CO. stores in the U.S.

- International Retail - sales in TIFFANY & CO. stores and department store boutiques outside the U.S. (also includes a limited amount of business-to-business sales, Internet sales and wholesale sales of TIFFANY & CO. products outside the U.S.).

- Direct Marketing - Internet, catalog and business-to-business sales of TIFFANY & CO. products in the U.S.

- Other - worldwide sales of businesses operated under non-TIFFANY & CO. trademarks or trade names ("specialty retail"), as well as sales associated with the Company's diamond sourcing and manufacturing operations.

The Company's key growth strategies are: to selectively expand its channels of distribution in important markets around the world without compromising the long-term value of the TIFFANY & CO. trademark; to increase sales in existing stores by developing new products; to increase its control over product supply and achieve improved profit margins through direct diamond sourcing and internal jewelry manufacturing; to enhance customer awareness through marketing and public relations programs; and to provide customer service that ensures a superior shopping experience.

All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

2004 HIGHLIGHTS

- Net sales rose 10% to $2.2 billion and worldwide comparable store sales on a constant-exchange-rate basis (see Non-GAAP Measures) rose 4%.

- Company-operated square footage of TIFFANY & CO. stores increased 8%. The Company added a net of 10 retail locations-four in the U.S., three in Japan, and one each in Shanghai, Taipei and London.

- Many new jewelry and watch collections were introduced, along with new designs in tableware and accessories.

- Net earnings rose 41% to $304 million, which includes a pre-tax gain of $194 million from the Company's sale of its equity investment in Aber Diamond Corporation ("Aber"). The Company will continue to purchase rough diamonds from Aber under a long-term purchase agreement.

- The Company contributed $25 million to The Tiffany & Co. Foundation (a non-profit organization) to advance its charitable giving strategy.

- Costs of precious metals and diamonds rose substantially, which negatively affected gross margin.

-     The Company entered into additional direct diamond sourcing arrangements.

- The Company early adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," which requires fair-value measurement and recognition of stock-based compensation. The adoption resulted in a pre-tax charge of $22 million.

-     Two IRIDESSE stores were opened that focus exclusively on pearl jewelry.

-     The Board of Directors increased the annual dividend rate by 20%.

-     The Company repurchased 2.7 million shares of its Common Stock.

- The Company successfully completed its compliance with Section 404 of Sarbanes-Oxley legislation.

CRITICAL ACCOUNTING ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates. Periodically, the Company reviews all significant estimates

                                               TIFFANY & CO. AND SUBSIDIARIES 19
and assumptions affecting the financial statements and records the effect of any necessary adjustments.

The development and selection of critical accounting estimates and the related disclosures below have been reviewed with the Audit Committee of the Board of Directors. The following critical accounting policies that rely on assumptions and estimates were used in the preparation of the Company's consolidated financial statements:

Inventory: The Company writes down its inventory for discontinued and slow-moving products. This write-down is equal to the difference between the cost of inventory and its estimated market value, and is based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs might be required. At January 31,2005, a 10% change in the reserve for discontinued and slow-moving products would have resulted in a change of $2,093,000 in inventory and cost of sales. The Company's domestic and foreign branch inventories, excluding Japan, are valued using the last-in, first-out
(LIFO) method, and inventories held by foreign subsidiaries and Japan are valued using the average cost method. Fluctuation in inventory levels, along with the costs of raw materials, could affect the carrying value of the Company's inventory.

Long-lived assets: The Company's long-lived assets are primarily property, plant and equipment. The Company reviews its long-lived assets for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with estimated future undiscounted cash flows. If the comparisons indicate that the value of the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period. In 2004, the Company recorded impairment charges (see Results of Operations) and did not record any significant impairment charges in 2003 and 2002.

Income taxes: Foreign and domestic tax authorities periodically audit the Company's income tax returns. These audits often examine and test the factual and legal basis for positions the Company has taken in its tax filings with respect to its tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions ("tax filing positions"). Management believes that its tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position and insist upon an adjustment. In evaluating the exposures associated with the Company's various tax filing positions, management records reserves for probable exposures. Earnings could be affected to the extent the Company prevails in matters for which reserves have been established or is required to pay amounts in excess of established reserves. The Company also records valuation allowances when management determines it is more likely than not that deferred tax assets will not be realized in the future. An adjustment to deferred tax assets would be charged to earnings in the period such determination was made.

Employee benefit plans: The Company maintains several pension and retirement plans, as well as providing certain postretirement health-care and life insurance benefits for current and retired employees. The Company makes certain assumptions that affect the underlying estimates related to pension and other postretirement costs. Significant changes in interest rates, the market value of securities and projected health-care costs would require the Company to revise key assumptions and could result in a higher or lower charge to earnings.

The Company used a discount rate of 6.25% to determine its 2004 pension and postretirement expense. Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased 2004 pension and postretirement expenses by $2,908,000 and $230,000. A decrease of 0.5% in the discount rate would have increased the 2004 pension and postretirement expenses by $3,264,000 and $249,000. The discount rate is subject to change each year, consistent with changes in the yield on applicable high-quality, long-term corporate bonds. Management selects a discount rate at which pension and postretirement benefits could be effectively settled based on analyzing expected benefit payments and appropriate yields related to such cash flows, taking into consideration indices of high-quality corporate bond yields.

The Company used an expected long-term rate of return of 7.50% to determine its 2004 pension expense. Holding

20  TIFFANY & CO. AND SUBSIDIARIES
all other assumptions constant, a 0.5% change in the long-term rate of return would have changed the 2004 pension expense by $554,000. The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation, the expected rates of return (including reinvestment asset return rates) given the plan's asset mix and the historical performance of plan assets. To establish the expected rate of return, management takes into consideration that the plan's assets are actively managed to mitigate downside risk.

For postretirement benefit measurement purposes, the following annual rates of increase in the per capita cost of covered health care were assumed for 2005:10% (for pre-age 65 retirees) and 11% (for post-age 65 retirees). The rate was assumed to decrease gradually to 5% for both groups by 2017 and remain at that level thereafter. A one-percentage-point increase in the assumed health-care cost trend rate would have increased the aggregate service and interest cost components of the 2004 postretirement expense by $567,000. Decreasing the assumed health-care cost trend rate by one-percentage-point would have decreased the aggregate service and interest cost components of the 2004 postretirement expense by $439,000.

Stock Compensation Plans: The Company has two stock compensation plans: the 1998 Employee Incentive Plan and the Directors Option Plan. Until January 2005, the Company granted only stock options under both plans. In January 2005, the Company, in addition to stock options, granted performance share units to executive officers of the Company and restricted stock units to other management employees. Additionally, in the fourth quarter of 2004, the Company early adopted SFAS No. 123R that requires new, modified and unvested share-based payment transactions with employees, such as stock options and restricted stock, be measured at fair value and recognized as compensation expense over the vesting period (see New Accounting Standards). The fair value of each option award is estimated using a Black-Scholes option valuation model that requires the Company to develop estimates for assumptions used in the model. The Black-Scholes valuation model uses the following assumptions: expected volatility, expected term of the option, risk-free interest rate and dividend yield. Expected volatility estimates developed by the Company are based on the historical volatility of the Company's stock. The Company uses historical data to estimate the expected term of the option; i.e. the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date. The dividend yield represents the expected dividends on the Company stock for the expected term of the option.

NEW ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R. This Statement replaces SFAS No. 123, "Accounting for Stock Compensation," and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." In the fourth quarter of 2004, the Company early adopted SFAS No. 123R which requires that new, modified and unvested share-based payment transactions with employees, such as stock options and restricted stock, be measured at fair value and recognized as compensation expense over the vesting period. The Company adopted SFAS No. 123R, retroactive to February 1,2004, using the modified retrospective method of transition. This method allows for restatement of interim financial statements in the year of adoption based on the amounts previously calculated and reported in the pro forma footnote disclosures required by SFAS No. 123. The adoption of SFAS No. 123R in 2004 resulted in a reduction in earnings from operations of $22,100,000, a reduction in net earnings of $13,448,000, and a reduction in basic and diluted earnings per share of $0.09. At January 31,2005, there was $64,116,000 of total unrecognized compensation expense related to non-vested share-based compensation arrangements (options and restricted stock units) granted under the Employee Incentive Plan and Directors Option Plan. The expense is expected to be recognized over a weighted-average period of 3.1 years. Prior to 2004, share-based payment transactions with employees were accounted for under the intrinsic value method in accordance with APB Opinion No. 25. Such compensation expense was not recorded in 2003 and 2002, as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant.

                                              TIFFANY & CO. AND SUBSIDIARIES  21

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that those items be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15,2005. Management is currently evaluating the effect that the adoption of this Statement will have on the Company's financial position, earnings and cash flows.

In May 2004, the FASB issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and. Modernization Act of 2003" ("FSP No. 106-2"). FSP No. 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act") that was signed into law in December 2003. The Medicare Act provides subsidies to plan sponsors who provide prescription benefits that are at least actuarially equivalent to prescription benefits under regulations issued by the Centers for Medicare & Medicaid Services. The Company adopted FSP No. 106-2 in the third quarter of 2004 and its effect was not significant on the Company's financial position, earnings or cash flows.

In December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R replaced the same titled FIN 46 that was issued in January 2003. FIN 46R requires that a variable interest entity be consolidated by its primary beneficiary, if any, if the entity's equity investors at risk do not have the characteristics of a controlling financial interest or the equity investors do not have sufficient equity at risk for the entity to finance its activities without additional financial support. The provisions of FIN 46 were effective immediately for all entities created after January 31,2003 and the provisions of FIN 46R were effective for those entities in the first quarter of 2004. For those entities created prior to February 1,2003, the Company was required to adopt the provisions of FIN 46R by the end of the first quarter of 2004. The adoption of FIN 46 and FIN 46R did not have an effect on the Company's financial position, earnings or cash flows.

NON-GAAP MEASURES

The Company reports information in accordance with US. Generally Accepted Accounting Principles ("GAAP"). Internally, management monitors the sales performance of its international subsidiaries on a non-GAAP basis that excludes, from GAAP reported sales, the positive or negative effects that result from translating sales of its international subsidiaries into U.S. dollars (constant-exchange-rate basis). Management uses this constant-exchange-rate measure because it believes it is a more representative assessment of the sales performance of its international subsidiaries and provides for better comparability between reporting periods.

The Company's management does not, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The Company presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate the Company's operating results.

The following tables reconcile net sales percentage increases (decreases) measured and reported in accordance with GAAP to the non-GAAP constant-exchange-rate basis:

                                                      2004
                         ---------------------------------
                                                 Constant-
                             GAAP  Translation   Exchange-
Net Sales:               Reported       Effect  Rate Basis
----------------------------------------------------------
Worldwide                      10%           2%          8%
U.S. Retail                    12%           -          12%
International Retail           10%           6%          4%
Japan Retail                    1%           6%         (5)%
Other Asia-Pacific             27%           4%         23%
Europe                         23%          11%         12%

                                                      2004
                         ---------------------------------
                                                 Constant-
Comparable                   GAAP  Translation   Exchange-
Store Sales:             Reported       Effect  Rate Basis
----------------------------------------------------------
Worldwide                       7%           3%          4%
U.S. Retail                     9%           -           9%
International Retail            3%           6%         (3)%
Japan Retail                   (2)%          6%         (8)%
Other Asia-Pacific             15%           4%         11%
Europe                         13%          10%          3%

22  TIFFANY & CO. AND SUBSIDIARIES

                                                        2003
                          ----------------------------------
                                                   Constant-
                              GAAP   Translation   Exchange-
Net Sales:                Reported        Effect  Rate Basis
------------------------------------------------------------
Worldwide                       17%            3%         14%
U.S. Retail                     16%            -          16%
International Retail            14%            8%          6%
Japan Retail                    10%            9%          1%
Other Asia-Pacific              19%            4%         15%
Europe                          30%           13%         17%

                                                          2003
                           -----------------------------------
                                                     Constant-
Comparable                     GAAP    Translation   Exchange-
Store Sales:               Reported         Effect  Rate Basis
--------------------------------------------------------------
Worldwide                        11%             3%          8%
US. Retail                       12%             -          12%
International Retail             10%             8%          2%
Japan Retail                      6%             9%         (3)%
Other Asia-Pacific               18%             5%         13%
Europe                           25%            13%         12%

RESULTS OF OPERATIONS

Certain operating data as a percentage of net sales were as follows:

                                    2004       2003       2002
                                   ---------------------------
Net sales                          100.0%     100.0%     100.0%
Cost of sales                       44.2       42.1       40.7
                                   ---------------------------
Gross profit                        55.8       57.9       59.3
Selling, general and
   administrative expenses          42.4       40.1       40.6
                                   ---------------------------
Earnings from operations            13.4       17.8       18.7
Interest, financing and
  other (income) expenses, net       0.8        0.7        1.2
Gain on sale of equity
  investment                         8.8          -          -
                                   ---------------------------
Earnings before income taxes        21.4       17.1       17.5
Provision for income taxes           7.6        6.3        6.4
                                   ---------------------------
Net earnings                        13.8%      10.8%      11.1%
                                   ---------------------------

NET SALES

Net sales by channel of distribution were as follows:

(in thousands)                 2004           2003           2002
-----------------------------------------------------------------
U.S. Retail              $1,063,892     $  948,891     $  819,814
International Retail        857,360        781,572        683,489
Direct Marketing            195,461        197,397        179,175
Other                        88,118         72,185         24,124
                         ----------------------------------------
                         $2,204,831     $2,000,045     $1,706,602
                         ========================================

In the discussion that fallows, a store's sales are included in "comparable store sales" when the store has been open for more than 12 months. The results of relocated stores remain in comparable store sales if the relocation occurs within the same geographical market. The results of a store in which the square footage has been expanded or reduced remain in the comparable store base.

U.S. Retail sales increased 12% in 2004 and 16% in 2003, primarily due to 9% and 12% comparable store sales growth. The Company opened four new stores in both 2004 and 2003, consistent with its ongoing strategy to open 3-5 new stores each year. Sales in the New York flagship store rose 14% in 2004 and 10% in 2003, and represented 10%, 9% and 10% of net sales in 2004, 2003 and 2002. Sales in comparable branch stores increased 8% in 2004 and 12% in 2003. Comparable store sales growth in both years resulted from increases in the average sales amount per transaction. Management attributes the increased amount per transaction to sales of higher-priced merchandise, and management's decision to reposition the Company's silver jewelry category toward higher-priced offerings, as well as generally favorable conditions for consumers. In both years, there were increased sales to U.S. customers, which account for the vast majority of U.S. Retail sales, and to foreign tourists, especially in the New York flagship store.

International Retail sales increased 10% in 2004 and 14% in 2003. When compared with the prior year, the weighted-average U.S. dollar exchange rate was weaker in 2004 and 2003. Therefore, on a constant-exchange-rate basis, International Retail sales increased 4% in 2004 and 6% in 2003.

Japan represented 22% of net sales in 2004, compared with 24% in 2003 and 26% in 2002. In 2004, on a constant-exchange-rate basis, total retail sales declined 5%, due to a decline in comparable store sales of 8%. In 2003, on a

                                              TIFFANY & CO. AND SUBSIDIARIES  23
constant-exchange-rate basis, total retail sales rose 1%, primarily due to new store openings partially offset by a 3% decline in comparable store sales. The Company added a net of three new locations in 2004 and two in 2003. Management believes that Japan sales have been affected by generally weak consumer spending on jewelry, decreased traffic through department stores where many of the Company's boutiques are located, increased jewelry and other "luxury-goods" competition and shifts in consumer demand, particularly for silver jewelry. In addition, management has, in recent years, increased average price points in the silver jewelry category, which adversely affected sales. Sales of silver jewelry declined in 2004 and 2003; these sales represented 23% and 25% of Japan's total retail sales in those years. However, sales in engagement and other fine jewelry increased in 2004 and 2003. Management continues to focus on product introductions, supported by publicity and targeted marketing initiatives, as well as enhancing current retail locations, in order to stimulate consumer demand in Japan.

In 2001, the Company signed new distribution agreements with Mitsukoshi, Ltd. of Japan ("Mitsukoshi"), whereby TIFFANY & CO. boutiques will continue to operate within Mitsukoshi's stores in Japan until at least January 31, 2007. Under the agreements, the Company is no longer restricted from further expansion of its Tokyo operations. Sales recorded in retail locations operated in connection with Mitsukoshi accounted for 55%, 59% and 61% of total Japan retail sales in 2004, 2003 and 2002. Mitsukoshi has announced that in 2005 it will close three department stores that house TIFFANY & CO. boutiques, but the Company does not expect such closings to materially affect its results.

In non-U.S. markets outside of Japan, the Asia-Pacific region represented 7%, 6% and 6% of net sales in 2004, 2003 and 2002; comparable store sales on a constant-exchange-rate basis increased 11% in 2004 and 13% in 2003 due to growth in most markets. Europe represented 6%, 6% and 5% of net sales in 2004, 2003 and 2002; comparable store sales on a constant-exchange-rate basis increased 3% in 2004 and 12% in 2003 due to growth in most markets.

Gross square feet of company-operated TIFFANY & CO. stores increased 8% to 725,000 in 2004, following a 5% increase to 672,000 in 2003. Sales per gross square foot generated by those stores were $2,540 in 2004, $2,477 in 2003 and $2,255 in 2002. Management expects further improvements in sales per square foot primarily due to comparable store sales growth. In addition, the Company's newer U.S. stores use a smaller footprint and, therefore, are more productive. The following table provides a reconciliation of Company-operated TIFFANY & CO. stores and department store boutiques:

                                                  Other
                  United States     Japan       Countries
                  ---------------------------------------
                  2004     2003  2004   2003   2004  2003
                  ---------------------------------------
Beginning
  of year          51       47    50     48     40    36
Opened, net of
  relocations       4        4     4      3      3     5
Closed              -        -    (1)    (1)     -    (1)
                   --------------------------------------
End of year        55       51    53     50     43    40
                   --------------------------------------

The Company's ongoing worldwide growth strategy is to add 6-10 Company-operated TIFFANY & CO. stores and boutiques annually. Plans in the U.S. for 2005 include opening a store in Naples, Florida, a store in San Antonio, Texas and two stores in California - Carmel and Pasadena. International plans include new stores in Japan and Australia.

Direct Marketing sales decreased 1% in 2004 and increased 10% in 2003. The decline in Direct Marketing sales in 2004 was due to a decline in Business sales. Combined Internet and catalog sales increased 7% in 2004 and 23% in 2003; these sales represented 72%, 67% and 60% of Direct Marketing sales in 2004, 2003 and 2002. Management attributes increases in the average size of both Internet and catalog orders to a favorable consumer environment, selective price increases and new product introductions. The sales increase in Direct Marketing in 2003 primarily resulted from a higher number of Internet orders. The Company continues to experience increased website traffic, as well as shifts by consumers from catalog to e-commerce. While the number of catalog orders declined in both years, catalogs remain an effective marketing tool for both retail and Internet sales. The Company mails approximately 24-26 million catalogs annually. In the Business Sales division, management discontinued service-award program sales in 2003. As a result of that decision, sales in the Business Sales division declined 17% in 2004 and 9% in 2003. The Business Sales

24  TIFFANY & CO. AND SUBSIDIARIES
division continues to offer a range of business gifts, event-related trophies and other awards and those sales increased 3% in 2004 and 14% in 2003.

Other sales in 2004 increased primarily due to sales of rough diamonds that were purchased as part of larger assortments from certain producers but were determined, in the normal course of business, to be unsuitable for the Company's production (such rough-diamond sales commenced in 2004's third quarter and will continue periodically); and sales growth in LITTLE SWITZERLAND stores, which represented 88% and 98% of Other sales in 2004 and 2003. The Company launched its IRIDESSE retail concept that focuses exclusively on pearl jewelry with the opening of two stores in 2004.

GROSS PROFIT

Gross profit as a percentage of net sales ("gross margin") declined in 2004 by
2.1 points and declined in 2003 by 1.4 points. The decline in 2004 was primarily attributable to higher inventory costs due to increases in diamond and precious metal prices (1.0 point); changes in geographic and product sales mix away from Japan and silver jewelry and toward higher-priced, lower-margin diamond jewelry (0.6 point); the early adoption, retroactive to February 1, 2004, of SFAS No. 123R (0.2 point); and costs incurred to expand product distribution and sourcing/ manufacturing capacity. The decline of 1.4 points in 2003 was primarily attributable to changes in sales mix (0.6 point); higher inventory costs due to an increase in precious metal prices (0.5 point); and the consolidation of Little Switzerland (full year consolidation in 2003), which retails goods manufactured by others and achieves a gross margin below the Company's average (0.5 point).

The Company's hedging program (see Note M to the consolidated financial statements) uses yen put options to stabilize product costs in Japan over the short-term despite exchange rate fluctuations. The Company adjusts its retail prices in Japan from time to time to address longer-term changes in the yen/dollar relationship and local competitive pricing.

Management's long-term strategy and objectives include achieving product sourcing/manufacturing efficiencies (including direct rough-diamond sourcing and increased internal manufacturing), controlling costs and implementing selective price adjustments in order to maintain the Company's gross margin at, or above, prior year levels. Management expects adverse factors to gradually abate and, therefore, expects gross margin in 2005 to increase slightly over 2004.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES

SG&A expenses increased 17% in 2004, which included the following charges, representing approximately half of the increase:

- $25,000,000 contribution to The Tiffany & Co. Foundation. The contribution was made from the proceeds received from the Company's sale of its equity investment in Aber. The Tiffany & Co. Foundation is a non-profit organization that provides grants to other non-profit organizations;

- $19,006,000 due to the early adoption, retroactive to February 1, 2004, of SFAS No. 123R;

- $12,193,000 impairment charge. In accordance with its policy on impairment of goodwill and long-lived assets, the Company identified impairment losses in one of its international retail markets and in one of its specialty retail businesses as a result of store performance and cash flow projections; and

- $2,932,000 of exit costs associated with discontinuing a specialty retail concept that the Company decided not to pursue.

In addition, the Company had higher labor and benefit costs in 2004 (representing approximately 20% of the increase), depreciation and occupancy expenses (representing approximately 15% of the increase) and marketing expenses (representing approximately 10% of the increase).

SG&A expenses increased 16% in 2003 due to the following reasons: increase in labor and benefit costs (representing approximately 30% of the increase); a full year effect of consolidating Little Switzerland in 2003 (representing approximately 20% of the increase); increased marketing (representing approximately 15% of the increase); and increased occupancy and depreciation costs (representing approximately 10% of the increase).

Management's long-term objective is to reduce the ratio of SG&A expenses to net sales by controlling expenses so that sales growth will result in a higher rate of earnings growth. Management expects this ratio to improve in 2005.

                                              TIFFANY & CO. AND SUBSIDIARIES  25

EARNINGS FROM OPERATIONS

(in thousands)                2004         2003         2002
------------------------------------------------------------
Earnings (losses)
  from operations:
  U.S. Retail            $ 233,647    $ 224,710    $ 190,644
  International Retail     202,260      213,666      189,254
  Direct Marketing          41,221       46,252       42,609
  Other                    (23,290)      (8,460)      (1,184)
                         -----------------------------------
                           453,838      476,168      421,323
Unallocated corporate
  expenses                (159,309)    (120,649)    (102,126)
                         -----------------------------------
Earnings from
  operations             $ 294,529    $ 355,519    $ 319,197
                         ===================================

RECLASSIFICATIONS WERE MADE TO PRIOR YEARS' EARNINGS (LOSSES) FROM OPERATIONS BY SEGMENTS TO CONFORM TO THE CURRENT YEAR PRESENTATION AND THE REVISED MANNER IN WHICH MANAGEMENT EVALUATES THE PERFORMANCE OF SEGMENTS. THE RECLASSIFICATIONS RESULTED IN LIFO COSTS BEING INCLUDED IN SEGMENT RESULTS, AS OPPOSED TO UNALLOCATED CORPORATE EXPENSES WHERE IT WAS PREVIOUSLY REPORTED.

Earnings from operations (before unallocated corporate expenses) declined 5% in 2004. On a segment basis, the ratios of earnings (losses) from operations to each segment's net sales in 2004 compared with 2003 were as follows:

- U.S. Retail: 22% in 2004, compared with 24% in 2003 (decrease was primarily due to product sales mix toward higher-priced, lower margin diamond jewelry and higher inventory costs);

- International Retail: 24% in 2004, compared with 27% in 2003 (decrease was primarily due to product sales mix, higher inventory costs, increased import tariffs on U.S. manufactured products shipped to Europe and increased SG&A expenses);

- Direct Marketing: 21% in 2004, compared with 23% in 2003 (decrease was primarily due to lower sales and higher fixed expenses; in particular, incremental expenses associated with the Customer Fulfillment Center ("CFC") which opened in September 2003 and primarily supports the Company's Direct Marketing Segment);

- Other: (26)% in 2004, compared with (12)% in 2003 (the greater loss was primarily due to impairment and exit costs incurred in 2004, expenses associated with the start-up and development of new specialty retail concepts and sales of rough diamonds unsuitable for the Company's production, which earn a minimal gross margin).

Each segment's earnings (losses) from operations in 2004 were affected by an allocation of the expense associated with the adoption of SFAS No. 123R.

Earnings from operations (before unallocated corporate expenses) rose 13% in 2003. On a segment basis, the ratios of earnings (losses) from operations to each segment's net sales in 2003 compared with 2002 were as follows:

- U.S. Retail: 24% in 2003, compared with 23% in 2002 (increase was primarily due to strong sales growth that more than absorbed the rate of increase in fixed expenses);

- International Retail: 27% in 2003, compared with 28% in 2002 (decrease was primarily due to a lower gross margin as a result of product sales mix, partly offset by sales growth that absorbed the rate of increase in fixed expenses);

- Direct Marketing: 23% in 2003, compared with 24% in 2002 (decrease was primarily due to expenses associated with the CFC, partly offset by sales growth that absorbed the rate of increase in fixed expenses);

- Other: (12)% in 2003, compared with (5)% in 2002 (the greater loss was primarily due to a full year impact of consolidating Little Switzerland in 2003 and expenses associated with the start-up and development of new specialty retail concepts).

Unallocated corporate expenses include costs related to the Company's administrative support functions, such as information technology, finance, legal and human resources. Unallocated corporate expenses increased 32% in 2004 and 18% in 2003. The 32% increase in 2004 was primarily due to the Company's $25,000,000 contribution to The Tiffany & Co. Foundation, as well as incremental labor and benefit costs. The 18% increase in 2003 was primarily due to increases in information technology infrastructure costs, as well as increases in other administrative support costs.

INTEREST EXPENSE AND FINANCING COSTS

Interest expense rose in 2004 due to a higher level of average borrowings, a higher weighted-average interest rate and lower capitalized interest on capital expenditures. Interest expense declined in 2003 primarily due to a lower weighted-average interest rate, partially offset by interest on the yen-denominated long-term debt issuance entered into in September 2003 and lower capitalized interest for capital expenditures.

26  TIFFANY & CO. AND SUBSIDIARIES

OTHER (INCOME) EXPENSES, NET

Other (income) expenses, net includes interest income, (gains) losses on investment activities and foreign currency transactions, and minority interest (income) expense. Other (income) expenses, net increased in 2004 and 2003. The increase in 2004 was primarily due to increased interest income resulting from an increased average investment level and more favorable interest rates, as well as increased minority interest income. In 2003, other (income) expenses, net increased primarily due to decreased losses on investments accounted for under the equity method.

GAIN ON SALE OF EQUITY INVESTMENT

In December 2004, the Company sold its entire investment holdings of eight million shares in Aber, which had been acquired in July 1999, and recorded a pre-tax gain of $193,597,000 (see Liquidity and Capital Resources).

PROVISION FOR INCOME TAXES

The effective income tax rate was 35.6% in 2004, compared with 37.1% in 2003 and 36.6% in 2002. The decrease in 2004's tax rate from 2003 was primarily due to the effect of the American Jobs Creation Act of 2004 ("AJCA") and the favorable state tax treatment on the gain from the Company's sale of its equity investment in Aber, partly offset by a favorable reserve adjustment in 2003 related to the elimination of certain tax exposures. The AJCA, which was signed into law on October 22, 2004, creates a temporary incentive for U.S. companies to repatriate accumulated foreign earnings by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. This incentive will effectively reduce the amount of U.S. Federal income tax due on the repatriation. During the year ending January 31, 2006, the Company plans to repatriate approximately $100,000,000 of accumulated foreign earnings in the form of extraordinary dividends, as defined in the AJCA. The Company had previously accrued income taxes on these earnings at historical statutory rates. Therefore, an income tax benefit of $8,600,000 has been recorded as of January 31, 2005, pursuant to the Company's repatriation plans and the provisions of the AJCA.

The increase in the tax rate in 2003 was largely due to the Company's recognition in 2002 of the cumulative effect of prior periods' tax benefits provided by the Extraterritorial Income Exclusion Act of 2000 ("ETI"). Tax benefits related to the ETI were not recognized until the third quarter of 2002 when the Company determined the ETI was applicable to its operations and recorded a nonrecurring, cumulative tax benefit. The ETI provides for the exclusion from United States taxable income of certain "extraterritorial" income earned from the sale or license of qualified property. The 2003 income tax rate also benefited from a favorable reserve adjustment related to the elimination of certain tax exposures.

The AJCA also provides a deduction for income from qualified domestic production activities ("manufacturing deduction"), which will be phased in from 2005 through 2010. Pursuant to FASB Staff Position No. 109-1, "Application of SFAS No. 109 (Accounting for Income Taxes), to the Tax Deduction on Qualified Production Activities provided by the AJCA," the effect of this deduction will be reported in the period in which the deduction is claimed on the Company's tax return beginning in 2005. As regulations are still pending, management has been unable to quantify this effect.

In return for this manufacturing deduction, the AJCA provides for a two-year phase out of the existing ETI exclusion tax benefit for foreign sales which the World Trade Organization ("WTO") ruled was an illegal export subsidy. The European Union believes that the AJCA fails to adequately repeal the illegal export subsidies because of the transitional provisions and has asked the WTO to review whether these transitional provisions are in compliance with their prior ruling. Pending the final resolution of this matter, management is currently unable to predict what effect this issue will have on future earnings.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal working capital requirements and capital expenditure needs, which have increased due to the Company's expansion. The Company had net cash inflows from operating activities of $130,853,000 in 2004, $283,842,000 in 2003 and $221,441,000 in 2002. The decrease in 2004 resulted from a decrease in net earnings, after adjustment for non-cash items, and higher inventory purchases. The improved inflow

                                              TIFFANY & CO. AND SUBSIDIARIES  27
in 2003 was due to increased earnings and non-cash items.

WORKING CAPITAL

Working capital (current assets less current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $1,208,068,000 and 4.0 at January 31, 2005, compared with $952,923,000 and 3.4 at January 31, 2004.

Accounts receivable, less allowances, at January 31, 2005 were 1% higher than January 31, 2004. On a 12-month rolling basis, accounts receivable turnover was 18 times in 2004 and 17 times in 2003.

Inventories, net at January 31, 2005 were 21% above January 31, 2004. Raw material and work-in-process inventories increased 43% and 7%, due to increased direct rough-diamond sourcing, internal jewelry manufacturing and costs of raw materials. Finished goods inventories increased 17% largely to support new store openings, product introductions and strategic merchandising investments. The Company continually strives to manage its inventories by developing more effective systems and processes for product development, assortment planning, sales forecasting, supply-chain logistics and store replenishment. Management expects a single-digit percentage increase in inventories in 2005.

CAPITAL EXPENDITURES

Capital expenditures were $142,321,000 in 2004, $272,900,000 in 2003 and
$219,717,000 in 2002, representing 6%, 14% and 13% of net sales in 2004, 2003 and 2002. In all three years, a portion of the expenditures was related to the opening, renovation and expansion of stores and distribution facilities and ongoing investments in new systems. Expenditures for store renovations were $34,398,000 in 2004, $25,253,000 in 2003 and $22,038,000 in 2002. In 2003, the
Company purchased the land and building housing its Tokyo flagship store for $140,400,000 (U.S. dollar equivalent at the acquisition date). In 2002, the Company acquired the property housing its flagship store on Old Bond Street in London and an adjacent building at a total cost of $43,000,000 (U.S. dollar equivalent at the acquisition date), in order to renovate and reconfigure the interior retail selling space. Construction commenced in 2004 and is expected to be completed in 2006 at a cost of approximately $24,000,000. The Company currently does not intend to acquire any additional real estate housing its retail branch stores. Based on current plans, management estimates that capital expenditures will be approximately $175,000,000 in 2005, and expects that capital expenditures in future years will approximate 7-8% of net sales. In order to meet substantially increased customer demand for diamond and other gemstone jewelry, management intends to increase its internal jewelry manufacturing capacity in 2005 and is evaluating the establishment of an additional diamond polishing facility.

In 2000, the Company began a multi-year project to renovate and reconfigure its New York flagship store in order to increase the total sales area by approximately 25%, and to provide additional space for customer service, customer hospitality and special exhibitions. The increase in the sales area was completed in 2001 when the renovated second floor opened to provide an expanded presentation of engagement and other jewelry. The renovated sixth floor that now houses the customer service department opened in 2002. The renovated fourth floor that offers tableware merchandise opened in 2003. The renovated third floor with silver jewelry and accessories opened in 2004. In conjunction with the New York store project, the Company relocated its after-sales service functions and several of its administrative functions. The Company has spent approximately $83,000,000 to date for the New York store and related projects. Based on current plans, the Company estimates that the overall cost of these projects will be $110,000,000 when completed in 2007.

ACQUISITIONS AND INVESTMENTS

In December 2004, the Company sold its entire investment in Aber through a private offering. To gain Aber's consent to the sale, the Company paid a fee and ceded its right to representation on Aber's Board of Directors. Aber, in turn, paid the Company the present value of the right to purchase diamonds at a discount, under a purchase agreement, which obligates the Company to purchase, subject to availability and the Company's quality standards, a minimum of $50,000,000 of diamonds per year through 2013. Inclusive of the payments described above, the Company received proceeds of $278,081,000, net of investment banking and legal fees, related to the sale of its equity investment in Aber. A pre-tax gain of $193,597,000 was recognized on the sale of the stock, and $10,843,000 was

28  TIFFANY & CO. AND SUBSIDIARIES
deferred related to the present value of the discount under the purchase agreement. As the deferred amount represents the present value of the discount, interest will be recorded on the deferred amount, and the undiscounted amount will be recognized as a reduction of inventory costs. The Company used $25,000,000 of the proceeds for a charitable contribution to The Tiffany & Co. Foundation; management expects to use the balance for general corporate purposes, which will include share repurchases and additional investments to secure greater rough-diamond supply. The Company continues to maintain its commercial relationship with Aber through the diamond purchase agreement.

In December 2004, the Company made a $4,500,000 investment in a joint venture that owns and operates a diamond polishing facility. The Company's interest in, and control over, this venture are such that its results will be consolidated with those of the Company and its subsidiaries. The Company expects, through its investment, to gain access to additional supplies of diamonds that meet its quality standards. The Company also has conditional funding commitments of up to $5,500,000.

In December 2002, the Company made a $4,000,000 investment in Temple St. Clair, a privately-held company that designs and sells jewelry. In 2004 and 2003, the Company made additional investments of $2,500,000 and $4,500,000 in Temple St. Clair. At January 31, 2005, the Company also had $2,000,000 of conditional funding commitments remaining and the option to own 100% of Temple St. Clair in the future. Temple St. Clair is being consolidated in the Company's financial statements based on the Company's percentage of ownership and effective control over the direction of the operations of the business.

In November 2002, a subsidiary of the Company merged with and into Little Switzerland, following purchases of its common stock in May 2001 (which represented 45% of Little Switzerland's outstanding shares) and October 2002 (remaining outstanding shares) at a total cost of $37,076,000. The Company commenced the consolidation of Little Switzerland's operations effective October 1, 2002. Prior to the merger, the Company accounted for the investment under the equity method. The Company recorded an equity loss of $1,482,000 in 2002 for its share of Little Switzerland's results from operations in other (income) expenses, net

DIVIDENDS

Cash dividends paid were $33,569,000 in 2004, $27,700,000 in 2003 and
$23,256,000 in 2002. The dividend payout ratio (dividends as a percentage of net earnings) was 11% in 2004,13% in 2003 and 12% in 2002. In May 2004, the Board of Directors declared a 20% increase in the quarterly rate on common shares, increasing it from $0.05 per share to $0.06 per share. In May 2003, the Board of Directors declared a 25% increase in the quarterly rate on common shares, increasing it from $0.04 per share to $0.05 per share.

STOCK REPURCHASES

In November 2003, the Board of Directors extended and increased the Company's stock repurchase program. That program, which was due to expire in November 2003, was extended until November 2006; the remaining authorization was increased by $100,000,000, allowing the Company at that time to repurchase up to $116,500,000 of the Company's outstanding Common Stock, in addition to shares which had already been purchased as of November 2003. The timing of purchases and the actual number of shares to be repurchased depend on a variety of discretionary factors such as price and other market conditions.

The Company's stock repurchase activity was as follows:

                               Years Ended January 31,
                           -------------------------------
(in thousands, except
per share amounts)              2005      2004        2003
----------------------------------------------------------
Cost of repurchases        $  86,732   $ 4,610    $ 37,526

Shares repurchased
 and retired                   2,735       200       1,350

Average cost
 per share                 $   31.71   $ 23.05    $  27.80

In March 2005, the Board of Directors approved a new stock repurchase program and terminated the previously existing program. This new program, effective immediately, authorizes the Company to repurchase up to $400,000,000 of its Common Stock through open market or private transactions. Repurchases under this program in excess of $159,000,000 will be subject to lender approval under the Company's multi-bank credit facility ("Credit Facility"). The new program expires on March 30, 2007.

RECENT BORROWINGS

The Company's sources of working capital are internally-generated cash flows and borrowings available under multi-currency revolving credit facilities.

                                               TIFFANY & CO. AND SUBSIDIARIES 29

In October 2004, the Company's obligation to repay a yen 5,500,000,000 ($51,530,000 at maturity) borrowing came due and was paid in full, primarily with proceeds from a new yen 5,000,000,000 short-term loan. The yen 5,000,000,000 ($46,845,000 at issuance) short-term loan agreement was entered into in October 2004, had an interest rate of 0.59%, came due in January 2005 and was paid in full with existing funds.

In September 2004, the Company exercised its option to increase its $200,000,000 Credit Facility to $250,000,000. The Credit Facility, originally entered into in November 2001 and expiring in November 2006, is with six participating banks and contains covenants that require maintenance of certain debt/equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature.

In June 2003, the Company partially financed the purchase of the land and building housing its Tokyo flagship store with a short-term yen 11,000,000,000 ($91,938,000 at issuance) bridge loan ("Bridge Loan"). The Bridge Loan had an interest rate of 0.58%, matured on September 30, 2003 and was paid in full.

In September 2003, the Company issued yen 15,000,000,000 ($145,050,000 on January 31,2005) of senior unsecured First Series Yen Bonds ("Bonds") due 2010 with principal due upon maturity and a fixed coupon rate of 2.02% payable in semi-annual installments. The Bonds were sold in a private transaction to qualified institutional investors in Japan. The proceeds from the issuance have been primarily used by the Company to repay the Bridge Loan.

The ratio of total debt (short-term borrowings and long-term debt) to stockholders' equity was 26% at January 31, 2005 and 33% at January 31, 2004.

Based on the Company's financial position at January 31, 2005, management anticipates that cash on hand, internally-generated cash flows and the funds available under the Credit Facility will be sufficient to support the Company's planned worldwide business expansion, share repurchases, debt service and seasonal working capital increases that are typically required during the third and fourth quarters of the year.

CONTRACTUAL CASH OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following is a summary of the Company's contractual cash obligations at January 31, 2005:

                                           2006-      2008-      There-
(in thousands)       Total       2005      2007       2009       after
-------------------------------------------------------------------------
Operating
 leases          $    550,615  $ 81,710  $ 137,060  $ 103,461  $  228,384

Inventory
 purchase
 obligations          519,516   119,516    100,000    100,000     200,000

Long-term
 debt                 397,606         -          -    101,230     296,376

Interest on
 debt and
 interest-rate
 swap
 agreements (a)        99,662    17,169     35,343     30,465      16,685

Construction-
 in-progress           14,503    14,503          -          -           -

Non-inventory
 purchase
 obligations            8,233     8,233          -          -           -

Other
 contractual
 obligations (b)       18,010    11,275      6,235        500           -
                 --------------------------------------------------------
                 $  1,608,145  $252,406  $ 278,638  $ 335,656  $  741,445
                 ========================================================

(a) Excludes interest payments on amounts outstanding under available lines of credit, as the outstanding amounts fluctuate based on the Company's working capital needs. Variable-rate interest payments were estimated based on rates at January 31, 2005. Actual payments may differ based on changes in interest rates.

(b) Other contractual obligations consist primarily of royalty and maintenance commitments and additional contingent funding commitments related to the Company's investments.

Note: The summary above does not include cash contributions for the Company's pension plan and cash payments for other postretirement obligations. The Company plans to contribute approximately $15,000,000 to the pension plan in 2005. However, this expectation is subject to change if actual asset performance is different than the assumed long-term rate of return on pension plan assets. The Company estimates cash payments for postretirement benefit obligations to be approximately $1,295,000 in 2005. In addition, the summary above does not include the credit facility that the Company is providing to Tahera Diamond Corporation ("Tahera"), see below.

30 TIFFANY & CO. AND SUBSIDIARIES

The following is a summary of the Company's commercial commitments at January 31, 2005:

                                           Amount of commitment
                                          expiration per period
                               --------------------------------
                                   Total        Less
                                 amounts        than        1-3
     (in thousands)            committed      1 year      years
---------------------------------------------------------------
Lines of available credit*     $ 265,241   $  15,241   $250,000

Letters of credit and
 financial guarantees             25,119      24,230        889
                               --------------------------------
                               $ 290,360   $  39,471   $250,889
                               ================================

* At January 31, 2005, $42,957,000 was drawn against these facilities.

In November 2004, the Company entered into an agreement with Tahera, a Canadian diamond mining and exploration company, to purchase or market all of the diamonds to be mined at the Jericho mine which is being developed and constructed by Tahera in Nunavut, Canada ("Project"). In consideration of that agreement, the Company provided a credit facility to Tahera which allows Tahera to draw up to Cdn$35,000,000 ($28,000,000 on January 31, 2005) to finance the development and construction of the Project. At January 31, 2005, there were no amounts outstanding under this credit facility.

MARKET RISK

The Company is exposed to market risk from fluctuations in foreign currency exchange rates and interest rates, which could affect its consolidated financial position, earnings and cash flows. The Company manages its exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading or speculative purposes, and does not maintain such instruments that may expose the Company to significant market risk.

In Japan, the Company uses yen put options to minimize the effect of a strengthening U.S. dollar on yen-denominated transactions. To a lesser extent, the Company uses foreign-exchange forward contracts to protect against weakening local currencies. Gains or losses on these instruments substantially offset losses or gains on the assets, liabilities and transactions being hedged. Management neither foresees nor expects significant changes in foreign currency exposure in the near future.

The fair value of yen put options is sensitive to changes in yen exchange rates. If the market yen exchange rate at the time of the option's expiration is stronger than the contracted exchange rate, the Company allows the option to expire, limiting its loss to the cost of the option contract. The cost of the outstanding option contracts at January 31, 2005 and 2004 was $2,791,000 and $2,815,000. At January 31, 2005 and 2004, the fair value of outstanding yen put options was $915,000 and $762,000. The fair value of the options was determined using quoted market prices for these instruments. At January 31, 2005 and 2004, a 10% appreciation in yen exchange rates from the prevailing market rates would have resulted in a fair value of $79,000 and $70,000. At January 31, 2005 and 2004, a 10% depreciation in yen exchange rates from the prevailing market rates would have resulted in a fair value of $5,742,000 and $3,940,000.

At January 31, 2005 and 2004, the Company had $6,854,000 and $20,973,000 of
outstanding forward foreign-exchange contracts, which subsequently matured by February 2005 and March 2004. Due to the short-term nature of the Company's forward foreign-exchange contracts, the book value of the underlying assets and liabilities approximates fair value.

The Company uses interest-rate swap contracts related to certain debt arrangements to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The interest-rate swap contracts effectively convert fixed-rate obligations to floating-rate instruments. Additionally, since the fair value of the Company's fixed-rate long-term debt is sensitive to interest rate changes, the interest-rate swap contracts serve as a hedge to changes in the fair value of these debt instruments. A100 basis point increase in interest rates at January 31, 2005 and 2004 would have decreased the market value of the Company's fixed-rate long-term debt, including the effect of the interest-rate swap, by $15,459,000 and $17,213,000. A100 basis point decrease in interest rates at January 31, 2005 and 2004 would have increased the market value of the Company's fixed-rate long-term debt, including the effect of the a interest-rate swap, by $13,963,000 and $18,403,000.

Management does not expect significant changes in exposure to interest rate fluctuations, nor in market risk-management practices.

                                               TIFFANY & CO. AND SUBSIDIARIES 31

SEASONALITY

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.

RISK FACTORS

This document contains certain "forward-looking statements" concerning the Company's objectives and expectations with respect to store openings, retail prices, gross profit, expenses, inventory performance, capital expenditures and cash flow. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations. As a jeweler and specialty retailer, the Company's success in achieving its objectives and expectations is partially dependent upon economic conditions, competitive developments and consumer attitudes, including changes in consumer preferences for certain jewelry styles and materials. However, certain assumptions are specific to the Company and/or the markets in which it operates. The following assumptions, among others, are "risk factors" which could affect the likelihood that the Company will achieve the objectives and expectations communicated by management:
(i) that low or negative growth in the economy or in the financial markets, particularly in the U.S. and Japan, will not occur and reduce discretionary spending on goods that are, or are perceived to be, "luxuries"; (ii) that consumer spending does not decline substantially during the fourth quarter of any year; (iii) that unsettled regional and/or global conflicts or crises do not result in military, terrorist or other conditions creating disruptions or disincentives to, or changes in the pattern, practice or frequency of tourist travel to the various regions where the Company operates retail stores nor to the Company's continuing ability to operate in those regions; (iv) that sales in Japan will not decline substantially; (v) that there will not be a substantial adverse change in the exchange relationship between the Japanese yen and the U.S. dollar; (vi) that Mitsukoshi and other department store operators in Japan, in the face of declining or stagnant department store sales, will not close or consolidate stores which have TIFFANY & CO. retail locations; (vii) that Mitsukoshi will continue as a leading department store operator in Japan; (viii) that existing product supply arrangements, including license arrangements with third-party designers Elsa Peretti and Paloma Picasso, will continue; (ix) that the wholesale and retail market for high-quality rough and cut diamonds will provide continuity of supply and pricing; (x) that the Company's diamond initiatives achieve their financial and strategic objectives; (xi) that the Company's gross margins in Japan and for diamond products can be maintained in the face of increased competition from traditional and e-commerce retailers;
(xii) that the Company is able to pass on higher costs of raw materials to consumers through price increases; (xiii) that the sale of counterfeit products does not significantly undermine the value of the Company's trademarks and demand for the Company's products; (xiv) that new and existing stores and other sales locations can be leased, re-leased or otherwise obtained on suitable terms in desired markets and that construction can be completed on a timely basis;
(xv) that the Company can achieve satisfactory results from any current and future businesses into which it enters that are operated under non-TIFFANY & CO. trademarks or trade names; and (xvi) that the Company's expansion plans for retail and direct selling operations and merchandise development, production and management can continue to be executed without meaningfully diminishing the distinctive appeal of the TIFFANY & CO. brand.

32 TIFFANY & CO. AND SUBSIDIARIES

REPORT OF MANAGEMENT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The Company's consolidated financial statements were prepared by management, who are responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal accounting control designed to provide reasonable assurance that the Company's assets are adequately safeguarded, and that the accounting records reflect transactions executed in accordance with management's authorization. The system of internal control is continually reviewed and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report is shown on page 34.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with financial management and the independent registered public accounting firm to discuss specific accounting, financial reporting and internal control matters. Both the independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee. Each year the Audit Committee selects the firm that is to perform audit services for the Company.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a - 15(f). Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that internal control over financial reporting was effective as of January 31,2005 based on criteria in internal Control - Integrated Framework issued by the COSO. Management's assessment of the effectiveness of internal control over financial reporting as of January 31,2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is shown on page 34.

/s/ Michael J. Kowalski
-----------------------
Michael J. Kowalski
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

/s/ James E. Quinn
------------------
James E. Quinn
PRESIDENT

/s/ James N. Fernandez
----------------------
James N. Fernandez
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

                                               TIFFANY & CO. AND SUBSIDIARIES 33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Tiffany & Co.

We have completed an integrated audit of Tiffany & Co.'s fiscal year 2004 consolidated financial statements and of its internal control over financial reporting as of January 31, 2005, and audits of its fiscal year 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of stockholders' equity and comprehensive earnings, and of cash flows present fairly, in all material respects, the financial position of Tiffany & Co. and its subsidiaries (the "Company") at January 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 31,2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note B to the consolidated financial statements, effective February 1, 2004, the Company adopted SFAS No. 123R, "Share-Based Payment."

INTERNAL CONTROL OVER FINANCIAL REPORTING

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of January 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly

34 TIFFANY & CO. AND SUBSIDIARIES
reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
New York, New York
March 31, 2005

                                              TIFFANY & CO. AND SUBSIDIARIES 35

Consolidated Balance Sheets

                                                                                             January 31,
                                                                      ----------------------------------
(in thousands, except per share amount)                                     2005                    2004
--------------------------------------------------------------------------------------------------------
ASSETS
  Current assets:
  Cash and cash equivalents                                           $  187,681              $  248,665
  Short-term investments                                                 139,200                  27,450
  Accounts receivable, less allowances of $7,491 and $6,992              133,545                 131,990
  Inventories, net                                                     1,057,245                 871,251
  Deterred income taxes                                                   64,790                  45,043
  Prepaid expenses and other current assets                               25,428                  23,683
                                                                      ----------------------------------
  Total current assets                                                 1,607,889               1,348,082

  Property, plant and equipment, net                                     917,853                 885,092
  Other assets, net                                                      140,376                 157,914
                                                                      ----------------------------------
                                                                      $2,666,118              $2,391,088
                                                                      ==================================
 LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
  Short-term borrowings                                               $   42,957              $   41,948
  Current portion of long-term debt                                            -                  51,920
  Accounts payable and accrued liabilities                               186,013                 209,842
  Income taxes payable                                                   118,536                  45,922
  Merchandise and other customer credits                                  52,315                  45,527
                                                                      ----------------------------------
  Total current liabilities                                              399,821                 395,159

  Long-term debt                                                         397,606                 392,991
  Postretirement/employment benefit obligations                           40,220                  36,746
  Deferred income taxes                                                   33,175                  22,397
  Other long-term liabilities                                             94,136                  75,595

  Commitments and contingencies

  Stockholders' equity:
  Common Stock, $0.01 par value; authorized
   240,000 shares, issued and outstanding
   144,548 and 146,735                                                     1,445                   1,467
  Additional paid-in capital                                             426,308                 395,182
  Retained earnings                                                    1,246,331               1,058,203
  Accumulated other comprehensive gain
   (loss), net of tax:
    Foreign currency translation adjustments                              29,045                  15,856
    Deferred hedging losses                                               (2,118)                 (2,508)
    Unrealized net gain on marketable securities                             149                       -
                                                                      ----------------------------------
    Total stockholders' equity                                         1,701,160               1,468,200
                                                                      ----------------------------------
                                                                      $2,666,118              $2,391,088
                                                                      ==================================

See Notes to Consolidated Financial Statements.

36 TIFFANY & CO. AND SUBSIDIARIES

                                             Consolidated Statements of Earnings

                                                                                    Years Ended January 31,
                                                                       ------------------------------------
(in thousands, except per share amounts)                                     2005          2004        2003
--------------------------------------------                           ----------    ----------  ----------
Net sales                                                              $2,204,831    $2,000,045  $1,706,602

Cost of sales                                                             974,258       842,663     695,154
                                                                       ------------------------------------

Gross profit                                                            1,230,573     1,157,382   1,011,448

Selling, general and administrative expenses                              936,044       801,863     692,251
                                                                       ------------------------------------

Earnings from operations                                                  294,529       355,519     319,197

Interest expense and financing costs                                       22,003        14,906      15,129

Other (income) expenses, net                                               (6,025)       (2,072)      4,431

Gain on sale of equity  investment                                        193,597             -           -
                                                                       ------------------------------------

Earnings before income taxes                                              472,148       342,685     299,637

Provision for income taxes                                                167,849       127,168     109,743
                                                                       ------------------------------------

Net earnings                                                           $  304,299    $  215,517  $  189,894
                                                                       ====================================

Net earnings per share:
 Basic                                                                 $     2.08    $     1.48  $     1.31
                                                                       ====================================
 Diluted                                                               $     2.05    $     1.45  $     1.28
                                                                       ====================================
Weighted-average number of common shares:
 Basic                                                                    145,995       145,730     145,328
 Diluted                                                                  148,093       148,472     148,591

See Notes to Consolidated Financial Statements.

                                               TIFFANY & CO. AND SUBSIDIARIES 37

Consolidated Statements of Stockholders' Equity and Comprehensive Earnings

                                                                   Accumulated
                                              Total                      Other        Common Stock    Additional
                                      Stockholders'    Retained  Comprehensive    ----------------       Paid-in
(in thousands)                               Equity    Earnings     (Loss)Gain    Shares    Amount       Capital
-----------------------------     -----------------  ----------  -------------    ------    ------    ----------
Balances, January 31, 2002        $       1,036,945  $  743,543   $   (38,791)    145,001  $  1,450    $330,743
Exercise of stock options                    10,654           -             -       1,185        13      10,641
Tax benefit from exercise of
 stock options                               11,039           -             -           -         -      11,039
Issuance of Common Stock
  under the Employee Profit
  Sharing and Retirement
  Savings Plan                                1,000           -             -          29         -       1,000
Purchase and retirement of
 Common Stock                               (37,526)    (35,487)            -      (1,350)      (14)     (2,025)
Cash dividends on Common Stock              (23,256)    (23,256)            -           -         -           -
Deferred hedging losses, net of
 tax                                         (8,799)          -        (8,799)          -         -           -
Foreign currency translation
 adjustments                                 30,745           -        30,745           -         -           -
Minimum pension liability
 adjustment, net of tax                      (2,647)          -        (2,647)          -         -           -
Net earnings                                189,894     189,894             -           -         -           -
                                  -----------------  ----------   -----------   ---------  --------    --------

Balances, January 31, 2003                1,208,049     874,694       (19,492)    144,865     1,449     351,398
Exercise of stock options                    22,587           -             -       1,984        19      22,568
Tax benefit from exercise of
 stock options                               19,517           -             -           -         -      19,517
Issuance of Common Stock
  under the Employee Profit
  Sharing and Retirement
  Savings Plan                                2,000           -             -          86         1       1,999
 Purchase and retirement of
  Common Stock                               (4,610)     (4,308)            -        (200)       (2)       (300)
 Cash dividends on Common Stock             (27,700)    (27,700)            -           -         -           -
 Deferred hedging losses, net of
  tax                                          (224)          -          (224)          -         -           -
 Foreign currency translation
  adjustments, net of tax                    30,417           -        30,417           -         -           -
 Minimum pension liability
  adjustment, net of tax                      2,647           -         2,647           -         -           -
 Net earnings                               215,517     215,517             -           -         -           -
                                  -----------------  ----------   -----------   ---------  --------    --------

 Balances, January 31, 2004               1,468.200   1,058,203        13,348     146,735     1,467     395,182
 Exercise of stock options                    6,691           -             -         482         4       6,687
 Tax benefit from exercise of
  stock options                               3,818           -             -           -         -       3,818
 Share-based compensation
  expense                                    22,100           -             -           -         -      22,100
 Issuance of Common Stock
  under the Employee Profit
  Sharing and Retirement
  Savings Plan                                2,625           -             -          66         1       2,624
 Purchase and retirement of
  Common Stock                              (86,732)    (82,602)            -      (2,735)      (27)     (4,103)
 Cash dividends on Common Stock             (33,569)    (33,569)            -           -         -           -

 Deferred hedging gains, net of
  tax                                           390           -           390           -         -           -
 Unrealized net gain on
  marketable securities                         149           -           149           -         -           -
 Foreign currency translation
  adjustments, net of tax                    13,189           -        13,189           -         -           -
 Net earnings                               304,299     304,299             -           -         -           -
                                  -----------------  ----------   -----------   ---------  --------    --------
 Balances, January 31, 2005       $       1,701,160  $1,246,331   $    27,076     144,548  $  1,445    $426,308
                                  =================  ==========   ===========   =========  ========    ========

                                                                  Years Ended January 31,
                                                          -------------------------------
                                                              2005       2004        2003
                                                          --------   --------   ---------
Comprehensive earnings are as follows:
  Net earnings                                            $304,299   $215,517   $ 189,894
  Deferred hedging gains (losses), net of tax expense
   (benefit) of $210, ($121) and ($4,738)                      390       (224)     (8,799)
  Foreign currency translation adjustments,
    net of tax expense of $5,917, $10,350 and $0            13,189     30,417      30,745
  Unrealized net gain on marketable securities, net of
    tax expense of $93                                         149          -           -
  Minimum pension liability adjustment, net of tax
    expense (benefit) of $0, $1,863 and ($1,863)                 -      2,647      (2,647)
                                                          --------   --------   ---------
                                                          $318,027   $248,357   $ 209,193
                                                          ========   ========   =========

See Notes to Consolidated Financial Statements.

38 TIFFANY & CO. AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             Years Ended January 31,
                                                               -------------------------------------
(in  thousands)                                                     2005          2004          2003
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                   $ 304,299     $ 215,517     $ 189,894
Adjustments to reconcile net earnings to net
cash provided by (used in) operating activities:
  Depreciation and amortization                                  108,185        89,482        78,008
  Gain on sale of equity investment                             (193,597)            -             -
  (Earnings) loss on equity investments                             (181)          694         2,893
  Excess tax benefits from share-based payment arrangements       (2,000)            -             -
  Provision for uncollectible accounts                             1,977         2,082           829
  Provision for inventories                                        2,433         6,533        12,258
  Deferred income taxes                                          (15,060)       18,497        (1,315)
  Provision for postretirement/employment benefits                 3,474         3,630         3,117
  Stock compensation expense                                      22,100             -             -
  Deferred hedging losses (gains) transferred to earnings          2,883         3,088        (6,762)
  Impairment charges                                              12,193             -             -
Changes in assets and liabilities, excluding
   effects of acquisitions:
  Accounts receivable                                              2,983       (14,128)       (7,987)
  Inventories                                                   (175,392)     (109,183)      (64,460)
  Prepaid expenses and other current assets                       (3,886)       (3,554)          445
  Other assets, net                                              (17,426)       10,031          (130)
  Accounts payable                                               (17,887)       16,559        (3,527)
  Accrued liabilities                                             (5,388)       22,543        13,235
  Income taxes payable                                            75,810        21,798          (386)
  Merchandise and other customer credits                           6,687         2,617         3,786
  Deferred supplier discounts                                     10,843             -             -
  Other long-term liabilities                                      7,803        (2,364)        1,543
                                                               -------------------------------------
Net cash provided by operating activities                        130,853       283,842       221,441
                                                               -------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of equity investment                        267,238             -             -
  Purchases of marketable securities and
     short-term investments                                     (383,989)      (27,450)            -
  Proceeds from sales of marketable securities
     and short-term investments                                  237,519             -             -
  Capital expenditures                                          (142,321)     (272,900)     (219,717)
  Acquisitions, net of cash acquired                              (4,500)            -       (26,499)
  Purchases of other investments                                  (4,212)            -             -
  Other                                                                -         3,214         2,945
                                                               -------------------------------------
Net cash used in investing activities                            (30,265)     (297,136)     (243,271)
                                                               -------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt                             -       135,105       100,000
  Repayment of current portion of long-term debt                 (51,530)       (4,000)      (51,500)
  Repayment of short-term borrowings, net                           (797)      (15,225)       (1,905)
  Repurchase of Common Stock                                     (86,732)       (4,610)      (37,526)
  Proceeds from exercise of stock options                          6,691        22,587        10,654
  Excess tax benefits from share-based payment
     arrangements                                                  2,000             -             -
  Cash dividends on Common Stock                                 (33,569)      (27,700)      (23,256)
                                                               -------------------------------------
Net cash (used in) provided by financing activities             (163,937)      106,157        (3,533)
                                                               -------------------------------------

Effect of exchange rate changes on cash and
   cash equivalents                                                2,365          (395)        7,885
                                                               -------------------------------------
Net (decrease) increase in cash and cash equivalents             (60,984)       92,468       (17,478)
Cash and cash equivalents at beginning of year                   248,665       156,197       173,675
                                                               -------------------------------------
Cash and cash equivalents at end of year                       $ 187,681     $ 248,665     $ 156,197
                                                               =====================================

See Notes to Consolidated Financial Statements.

                                               TIFFANY & CO. AND SUBSIDIARIES 39

Notes to Consolidated Financial Statements

A. NATURE OF BUSINESS

Tiffany & Co. is a holding company that operates through its domestic and foreign subsidiary companies ("Company"). The Company's principal subsidiary, Tiffany and Company, is an internationally-renowned jeweler and specialty retailer whose merchandise offerings include fine jewelry, timepieces, sterling silverware, china, crystal, stationery, fragrances and personal accessories. Through Tiffany and Company and other subsidiaries, the Company is engaged in product design, manufacturing and retailing activities.

The Company operates through the following channels of distribution:

-     U.S. Retail includes sales in TIFFANY & CO. stores in the U.S.;

- International Retail includes sales in TIFFANY & CO. stores and department store boutiques outside the U.S., as well as a limited amount of business-to-business sales, Internet sales and wholesale sales of TIFFANY & CO. products outside the U.S.;

- Direct Marketing includes Internet, catalog and business-to-business sales in the U.S.; and

- Other includes worldwide sales of businesses operated under non-TIFFANY & CO. trademarks or trade names ("specialty retail") as well as sales associated with the Company's diamond sourcing and manufacturing operations.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years.

BASIS OF REPORTING

The consolidated financial statements include the accounts of the Company and its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights or in the case of variable interest entities, by majority exposure to expected losses, residual returns or both. Intercompany accounts, transactions and profits have been eliminated in consolidation. The equity method of accounting is used for investments in which the Company has significant influence, but not a controlling interest. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America; these principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, provisions for income taxes, the recoverability of long-lived assets and obligations related to employee benefit plans. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments.

RECLASSIFICATIONS

Certain reclassifications were made to the prior years' consolidated financial statements and related note disclosures to conform with the current year's presentation.

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

SHORT-TERM INVESTMENTS

In 2004, management concluded that it was appropriate to classify the Company's investment in auction rate securities as short-term investments in the consolidated balance sheets. The prior year amounts have been reclassed to conform to the current year presentation. In addition, adjustments to the prior year consolidated statements of cash flows have been made to reflect the gross purchases and sales of these securities as investing activities rather than as cash and cash equivalents. This change in classification does not affect previously reported cash flows from operations or from financing activities, nor does it affect previously reported consolidated statements of earnings for any period.

RECEIVABLES AND FINANCE CHARGES

The Company's U.S. and international presence and its large, diversified customer base serve to limit overall credit

40 TIFFANY & CO. AND SUBSIDIARIES
risk. The Company maintains reserves for potential credit losses and, historically, such losses, in the aggregate, have not exceeded expectations.

Finance charges on retail revolving charge accounts are not significant and are accounted for as a reduction of selling, general and administrative expenses.

INVENTORIES

Inventories are valued at the lower of cost or market. U.S. and foreign branch inventories, excluding Japan, are valued using the last-in, first-out (LIFO) method. Inventories held by foreign subsidiaries and Japan are valued using the average cost method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives: 39 years for buildings, 5-15 years for machinery and equipment and 3-10 years for office equipment and store fixtures. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in current earnings.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. The Company's capitalized interest costs were $40,000 in 2004, $2,335,000 in 2003 and $3,296,000 in 2002.

INTANGIBLE ASSETS

Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. Intangible assets are reviewed for impairment in accordance with the Company's policy for impairment of long-lived assets (see Note E). Intangible assets amounted to $14,165,000 and $12,934,000, net of accumulated amortization of $3,766,000 and $3,493,000 at January 31, 2005 and 2004, and consist primarily of trademarks and product rights. Amortization of intangible assets for the years ended January 31, 2005, 2004 and 2003 was $886,000, $840,000 and $616,000. Amortization expense in each of the next five years is estimated to be $852,000.

GOODWILL

Goodwill represents the excess of cost over fair value of net assets acquired and, until February 1, 2002, was subject to amortization over 20 years using the straight-line method. In 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Accounting for Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized to earnings but instead be reviewed annually for potential impairment (see Note
E). At January 31, 2005 and 2004, unamortized goodwill was included in other assets, net and consisted of the following by segment:

                            January 31,
                 ----------------------
(in thousands)        2005         2004
---------------------------------------
U.S. Retail      $  10,312    $  10,312
International          831          831
Retail
Other                8,803       10,766
                 ----------------------
                 $  19,946    $  21,909
                 ======================

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with the estimated future undiscounted cash flows. If the comparisons indicate that the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period (see Note E).

HEDGING INSTRUMENTS

The Company uses a limited number of derivative financial instruments to mitigate its foreign currency and interest rate exposures. Derivative instruments are recorded on the consolidated balance sheet at their fair value, as either assets or liabilities, with an offset to current or comprehensive earnings, depending on whether a derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions, changes in fair value of the derivative and changes

                                               TIFFANY & CO. AND SUBSIDIARIES 41
in the fair value of the item being hedged are recorded in current earnings. For cash flow hedge transactions, the effective portion of the changes in fair value of derivatives are reported as other comprehensive earnings and are recognized in current earnings in the period or periods during which the hedged transaction affects current earnings. Amounts excluded from the effectiveness calculation and any ineffective portions of the change in fair value of the derivative of a cash-flow hedge are recognized in current earnings. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items. The Company also documents its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in current earnings. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not use derivative financial instruments for trading or speculative purposes.

MARKETABLE SECURITIES

The Company's marketable securities are classified as available-for-sale and are recorded at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses are recorded in other (income) expenses, net. The marketable securities are held for an indefinite period of time, but might be sold in the future as changes in market conditions or economic factors occur. The fair value of the marketable securities is determined based on prevailing market prices.

MERCHANDISE AND OTHER CUSTOMER CREDITS

Merchandise and other customer credits represent outstanding credits issued to customers for returned merchandise. It also includes outstanding gift coins and gift certificates or cards (collectively "gift cards") sold to customers. All such outstanding items may be tendered for future merchandise purchases. A merchandise credit liability is established when a merchandise credit is issued to a customer for a returned item and the original sale is reversed. A gift card liability is established when the gift card is sold. The liabilities are relieved and revenue is recognized when merchandise is purchased and delivered to the customer and the merchandise credit or gift card is used as a form of payment.

If merchandise credits or gift cards are not redeemed over an extended period of time (approximately three-five years), the value of the merchandise credits or gift cards is remitted to the applicable state jurisdiction in accordance with unclaimed property laws.

REVENUE RECOGNITION

Sales are recognized at the "point of sale," which occurs when merchandise is taken in an "over-the-counter" transaction or upon receipt by a customer in a shipped transaction. Sales are reported net of returns. Shipping and handling fees billed to customers are included in net sales and the related costs are included in cost of sales. The Company maintains a reserve for potential product returns and it records, as a reduction to sales and cost of sales, its provision for estimated product returns, which is determined based on historical experience. In 2004, 2003 and 2002, the largest portion of the Company's sales was denominated in U.S. dollars.

COST OF SALES

Cost of sales includes costs related to merchandise, inbound freight, purchasing and receiving, inspection, warehousing, internal transfers and other costs associated with distribution. Cost of sales also includes royalty fees paid to outside designers and customer shipping and handling charges.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES

SG&A expenses include costs associated with the selling and promotion of products as well as administrative expenses. The types of expenses associated with these functions are store payroll and benefits, rent and other store operating expenses, advertising and other corporate level administrative expenses.

42 TIFFANY & CO. AND SUBSIDIARIES

ADVERTISING COSTS

Media and production costs for print advertising are expensed as incurred, while catalog costs are expensed upon mailing. Advertising costs, which include media, production, catalogs, promotional events and other related costs totaled $134,963,000, $122,382,000 and $101,867,000 in 2004, 2003 and 2002.

PREOPENING COSTS

Costs associated with the opening of new retail stores are expensed in the period incurred.

STOCK-BASED COMPENSATION

In the fourth quarter of 2004, the Company adopted SFAS No. 123R, "Share-Based Payment," which requires that new, modified and unvested share-based payment transactions with employees, such as stock options and restricted stock, be measured at fair value and recognized as compensation expense over the vesting period. The Company adopted SFAS No. 123R, retroactive to February 1, 2004, using the modified retrospective method of transition. This method allows for restatement of interim financial statements in the year of adoption based on the amounts previously calculated and reported in the pro forma footnote disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation." The adoption of SFAS No. 123R in 2004 resulted in a reduction in earnings from operations of $22,100,000, a reduction in net earnings of $13,448,000, a reduction in basic and diluted earnings per share of $0.09, a reduction of $2,000,000 in cash flows from operating activities and an increase of $2,000,000 in cash flows from financing activities.

Prior to 2004, employee stock options were accounted for under the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Compensation costs were not recorded in net earnings for stock options, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation expense been determined and recorded based on the fair-value recognition provisions of SFAS No. 123, net earnings and earnings per share would have been reduced to pro forma amounts as follows:

                                        Years Ended January 31,
                                       ------------------------
(in thousands, except per
 share amounts)                             2004           2003
---------------------------------------------------------------
Net earnings, as reported            $   215,517    $   189,894
Stock-based employee
  compensation expense
  determined under fair-value-based
  method for all awards, net of tax      (13,236)       (12,803)
                                     --------------------------
Pro forma net earnings               $   202,281    $   177,091
                                     ==========================
Earnings per basic share:
  As reported                        $      1.48    $      1.31
  Pro forma                          $      1.39    $      1.22
Earnings per diluted share:
  As reported                        $      1.45    $      1.28
  Pro forma                          $      1.36    $      1.19

MERCHANDISE DESIGN ACTIVITIES

Merchandise design activities consist of conceptual formulation and design of possible products and creation of pre-production prototypes and molds. Costs associated with these activities are expensed as incurred.

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

                                               TIFFANY & CO. AND SUBSIDIARIES 43

EARNINGS PER SHARE

Basic earnings per share is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of the assumed conversion of stock options and restricted stock units.

NEW ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs-an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This Statement requires that those items be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is currently evaluating the effect that the adoption of this Statement will have on the Company's financial position, earnings and cash flows.

In May 2004, the FASB issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP No. 106-2"). FSP No. 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act"). The Medicare Act provides subsidies to plan sponsors who provide prescription benefits that are at least actuarially equivalent to prescription benefits under regulations issued by the Centers for Medicare & Medicaid Services. The Company adopted FSP No. 106-2 in the third quarter of 2004 and its effect was not significant on the Company's financial position, earnings or cash flows.

In December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R replaced the same titled FIN 46 that was issued in January 2003. FIN 46R requires that a variable interest entity be consolidated by its primary beneficiary, if any, if the entity's equity investors at risk do not have the characteristics of a controlling financial interest or the equity investors do not have significant equity at risk for the entity to finance its activities without additional financial support. The provisions of FIN 46 were effective immediately for all entities created after January 31, 2003 and the provisions of FIN 46R were effective for those entities in the first quarter of 2004. For those entities created prior to February 1, 2003, the Company was required to adopt the provisions of FIN 46R by the end of the first quarter of 2004. The adoption of FIN 46 and FIN 46R did not have an effect on the Company's financial position, earnings or cash flows.

C. ACQUISITIONS

In December 2004, the Company made a $4,500,000 investment in a joint venture that owns and operates a diamond polishing facility. The Company's interest in, and control over, this venture are such that its results will be consolidated with those of the Company and its subsidiaries. The Company expects, through its investment, to gain access to additional supplies of diamonds that meet its quality standards. The Company also has conditional funding commitments of up to $5,500,000.

In May 2001, a subsidiary of the Company purchased 45% of Little Switzerland, Inc. ("Little Switzerland") outstanding shares of common stock by means of a direct investment in newly-issued unregistered shares at a cost of $9,546,000. Little Switzerland is a specialty retailer of jewelry, watches, crystal, china and giftware, operating stores primarily on Caribbean islands, as well as in Florida and Alaska. The Company accounted for this investment under the equity method, as provided in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," as amended. The Company's equity share of Little Switzerland's results from operations has been included in other (income) expenses, net and amounted to a loss of $1,482,000 in 2002 (through September
30). In October 2002, the Company purchased the remaining shares of Little Switzerland at a cost of $27,530,000. The purchase price was allocated to the assets acquired and liabilities assumed according to estimated fair values. The amount assigned to intangible assets was $10,615,000 and is being amortized over 20 years. The amount assigned to goodwill

44 TIFFANY & CO. AND SUBSIDIARIES
was $8,803,000, none of which is deductible for tax purposes. The Company commenced the consolidation of Little Switzerland's operations effective October 1, 2002.

D. INVESTMENTS

In July 1999, the Company made a strategic investment in Aber Diamond Corporation ("Aber"), a publicly-traded company headquartered in Canada, by purchasing, through a subscription agreement, eight million unregistered shares of its common stock, which represented 14.7% (at the purchase date) of Aber's outstanding shares, at a cost of $70,636,000. In addition, the Company entered into a diamond purchase agreement whereby the Company has the obligation to purchase a minimum of $50,000,000 of diamonds, subject to availability and the Company's quality standards, per year for 10 years beginning in 2004. Aber holds a 40% interest in the Diavik Diamond Mine in Canada's Northwest Territories, an operation developed to mine diamonds. Production commenced in 2003. This investment was included in other assets, net and was allocated, at the time of investment, between the Company's interest in the net book value of Aber and the intangible mineral rights obtained. The amount allocated to the Company's interest in Aber was accounted for under the equity method based on the Company's significant influence, including representation on Aber's Board of Directors.

At January 31, 2004, the Company's investment in Aber was $32,256,000 and the intangible mineral rights balance was $40,305,000. The Company's equity share of Aber's results from operations amounted to gains of $3,080,000 in 2004 and $244,000 in 2003, and a loss of $1,076,000 in 2002. The mineral rights were depleted based on the projected units of production method and amounted to $2,899,000 and $938,000 in 2004 and 2003. There was no depletion recorded in 2002.

In December 2004, the Company sold its entire investment in Aber through a private offering. To gain Aber's consent to the sale, the Company paid a fee and ceded its right to representation on Aber's Board of Directors. Aber, in turn, paid the Company the present value of the right to purchase diamonds at a discount under the diamond purchase agreement. Inclusive of the payments described above, the Company received proceeds of $278,081,000, net of investment banking and legal fees, related to the sale of its equity investment in Aber. A pre-tax gain of $193,597,000 was recognized on the sale of the stock, and $10,843,000 was deferred related to the present value of the discount under the purchase agreement. As the deferred amount represents the present value of the discount, interest will be recorded on the deferred amount, and the undiscounted amount will be recognized as a reduction of inventory costs. The Company continues to maintain its commercial relationship with Aber through the diamond purchase agreement.

In December 2002, the Company made a $4,000,000 investment in Temple St. Clair, a privately-held company that designs and sells jewelry. In 2004 and 2003, the Company made additional investments of $2,500,000 and $4,500,000 in Temple St. Clair. At January 31, 2005, the Company also had $2,000,000 of conditional funding commitments remaining and the option to own 100% of Temple St. Clair in the future. Temple St. Clair is being consolidated in the Company's financial statements based on the Company's percentage of ownership and effective control over the direction of the operations of the business.

                                               TIFFANY & CO. AND SUBSIDIARIES 45

E. ASSET IMPAIRMENTS AND EXIT COSTS

In accordance with its policy on impairment of goodwill, intangibles and long-lived assets, in 2004 the Company identified impairment losses in one of its international retail markets (included in the International Retail reportable segment) and in one of the Company's specialty retail businesses (included in a non-reportable segment - Other) as a result of store performance and cash flow projections. The Company recorded total charges of $12,193,000 in SG&A expenses related to the impairments as follows by segment:

                    International
(in thousands)             Retail     Other
-------------------------------------------
Fixed assets           $ 5,572      $ 2,338
Intangibles                  -        2,320
Goodwill                     -        1,963
                       --------------------
                       $ 5,572      $ 6,621
                       ====================

The impairment losses were calculated as the difference between the asset carrying values and their fair values which were determined based on the present value of estimated net cash flows.

In January 2005, management made a decision to no longer pursue one of the Company's specialty retail concepts that had been under development. As a result of this decision, the Company recorded a pre-tax charge of $2,932,000 in SG&A expenses consisting primarily of purchase commitments and severance costs.

In November 2002, the Company made a decision to discontinue offering service-award programs, which it operated through its Business Sales division. The Company fulfilled its customer commitments in 2003 without soliciting new employee service-award programs. Sales affected by this action represented less than $30,000,000 annually, or less than half of the Business Sales division's sales. As a consequence of that decision, the Company recorded a pre-tax charge of $1,400,000 in 2002, primarily related to employee separation costs and the disposal of obsolete, program-specific inventory. At January 31, 2004, all costs related to the exit of the service-award programs had been incurred and there was no reserve remaining.

F. MARKETABLE SECURITIES AND
   SHORT-TERM INVESTMENTS

The following is a summary of the cost and fair value of the Company's marketable securities and short-term investments:

                                                    Year ended January 31, 2005
                           ----------------------------------------------------
                                                            Gross         Gross
                                               Fair    Unrealized    Unrealized
(in thousands)                   Cost         Value         Gains        Losses
-------------------------------------------------------------------------------
Mutual funds               $   35,515    $   35,757    $      263    $       21
Auction rate
  securities                  139,200       139,200             _             _
                           ----------------------------------------------------
                           $  174,715    $  174,957    $      263    $       21
                           ====================================================

                                                    Year Ended January 31, 2004
                           ----------------------------------------------------
                                                            Gross         Gross
                                               Fair    Unrealized    Unrealized
(in thousands)                   Cost         Value         Gains        Losses
-------------------------------------------------------------------------------
Auction rate
  securities               $   27,450    $   27,450    $        -    $        -
                           ====================================================

Mutual funds are recorded in other assets, net while auction rate securities are classified as short-term investments.

G. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

                                            Years Ended January 31,
                             --------------------------------------
(in thousands)                     2005          2004          2003
-------------------------------------------------------------------
Interest, net of
  interest capitalization    $   19,476    $   12,151    $   12,562
                             ======================================
Income taxes                 $  101,178    $   85,526    $  100,059
                             ======================================

Details of businesses acquired in purchase transactions:

                                                  Years Ended January 31,
                                  ---------------------------------------
(in thousands)                          2005        2004             2003
-------------------------------------------------------------------------
Fair value of assets  acquired    $    4,876        $  -       $   48,090
Liabilities assumed                     (376)          -          (20,560)
                                  ---------------------------------------
Cash paid for acquisition              4,500           -           27,530
Cash acquired                              -           -           (1,031)
                                  ---------------------------------------
Net cash paid for acquisition     $    4,500        $  -       $   26,499
                                  =======================================

Supplemental noncash investing and financing activities:

                                      Years Ended January 31,
                             --------------------------------
(in thousands)                   2005        2004        2003
---------------------------------------------------- --------
Issuance of Common Stock
  under the Employee
  Profit Sharing and
  Retirement Savings Plan    $  2,625    $  2,000    $  1,000
                             ================================

46 TIFFANY & CO. AND SUBSIDIARIES

H. INVENTORIES

                                       January 31,
                   -------------------------------
(in thousands)              2005              2004
--------------------------------------------------
Finished goods     $     771,192     $     659,558
Raw materials            236,802           165,768
Work in-process           53,988            50,517
                   -------------------------------
                       1,061,982           875,843
Reserves                  (4,737)           (4,592)
                   -------------------------------
                   $   1,057,245     $     871,251
                   ===============================

LIFO-based inventories at January 31, 2005 and 2004 represented 66% and 69% of inventories, net, with the current cost exceeding the LIFO inventory value by $64,058,000 and $30,587,000.

I. PROPERTY, PLANT AND EQUIPMENT

                                             January 31,
                            ----------------------------
(in thousands)                      2005            2004
--------------------------------------------------------
Land                        $    238,326    $    233,335
Buildings                        188,765         188,327
Leasehold improvements           454,449         400,276
Construction-in-progress          27,192          16,479
Office equipment                 335,580         292,317
Machinery and equipment          107,896          97,122
                            ----------------------------
                               1,352,208       1,227,856
Accumulated depreciation
  and amortization              (434,355)       (342,764)
                            ----------------------------
                            $    917,853    $    885,092
                            ============================

The provision for depreciation and amortization for the years ended January 31, 2005, 2004 and 2003 was $109,657,000, $91,608,000 and $79,682,000. In each of those years, the Company accelerated the depreciation of certain leasehold improvements and equipment as a result of the shortening of useful lives related to renovations and/or expansions of retail stores and office facilities. The amount of accelerated depreciation recognized was $5,274,000, $4,361,000 and $5,304,000 for the years ended January 31, 2005, 2004 and 2003.

J. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                           January 31,
                              ------------------------
(in thousands)                      2005          2004
------------------------------------------------------
Accounts payable-trade        $   74,471    $   91,010
Accrued compensation
  and commissions                 31,097        31,597
Accrued sales, withholding
  and other taxes                 40,629        42,396
Other                             39,816        44,839
                              ------------------------
                              $  186,013    $  209,842
                              ========================

K. EARNINGS PER SHARE

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted earnings per share ("EPS") computations:

                                                           Year Ended January 3l,
                                           --------------------------------------
(in thousands)                                   2005          2004          2003
---------------------------------------------------------------------------------
Net earnings for basic and diluted EPS     $  304,299    $  215,517    $  189,894
                                           ======================================
Weighted-average shares for basic EPS         145,995       145,730       145,328
Incremental shares from the assumed
  conversion of stock options and
  restricted stock units                        2,098         2,742         3,263
                                           --------------------------------------
Weighted-average shares for diluted EPS       148,093       148,472       148,591
                                           --------------------------------------

For the years ended January 31, 2005, 2004 and 2003, there were 5,463,000, 1,791,000 and 4,991,000 stock options excluded from the computations of earnings per diluted share due to their antidilutive effect.

                                               TIFFANY & CO. AND SUBSIDIARIES 47

L. DEBT

                                                                                  January 31,
                                      -------------------------------------------------------
                                           Carrying Amount                Fair Value
                                      -------------------------------------------------------
 (in thousands)                          2005           2004           2005           2004
---------------------------------------------------------------------------------------------
Short-term borrowings:

 Credit Facility                      $   33,357     $   32,861     $   33,357     $   32,861

 Little Switzerland                        9,600          9,087          9,600          9,087
                                      -------------------------------------------------------
                                          42,957         41,948         42,957         41,948
                                      -------------------------------------------------------
Current portion of
  long-term debt:

   Variable-rate yen loan                      -         51,920              -         51,920

Long-term debt:

  Senior Notes:

   6.90% Series A                         60,000         60,000         65,748         67,907
   7.05% Series B                         40,000         40,000         45,044         45,854
   6.15% Series C                         41,230         41,649         41,230         41,649
   6.56% Series D                         62,976         62,542         62,976         62,542
  4.50% yen loan                          48,350         47,200         58,942         58,290

  First Series
   Yen Bonds                             145,050        141,600        155,133        150,715
                                      -------------------------------------------------------
                                         397,606        392,991        429,073        426,957
                                      -------------------------------------------------------
                                      $  440,563     $  486,859     $  472,030     $  520,825
                                      =======================================================

The fair values of short-term borrowings and the variable-rate yen loan approximate carrying value due to their variable interest-rate terms. The fair values of long-term debt were determined using the quoted market prices of debt instruments with similar terms and maturities.

In October 2004, the Company's yen 5,500,000,000 ($51,530,000 at maturity) loan came due and was paid in full primarily with proceeds from a new yen 5,000,000,000 short-term loan. The yen 5,000,000,000 ($46,845,000 at issuance)
short-term loan agreement was entered into in October 2004, had an interest rate of 0.59%, came due in January 2005 and was paid in full with existing funds.

In September 2004, the Company exercised its option to increase its $200,000,000 multi-bank credit facility ("Credit Facility") to $250,000,000. Borrowings are with six participating banks and are at interest rates based on a prime rate or LIBOR. The Credit Facility, which expires in November 2006, requires the payment of an annual fee based on the total amount of available credit and contains covenants that require maintenance of certain debt/equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature. The weighted-average interest rates for the Credit Facility were 3.58% and 3.15% at January 31, 2005 and 2004.

In September 2003, the Company issued yen 15,000,000,000 ($145,050,000 at January 31, 2005) of senior unsecured First Series Yen Bonds ("Bonds') due 2010 with principal due upon maturity and a fixed coupon rate of 2.02% payable in semi-annual installments. The Bonds were sold in a private transaction to qualified institutional investors in Japan. The proceeds from the issuance have been primarily used by the Company to repay the yen 11,000,000,000 ($91,938,000 at issuance) short-term bridge loan used to partially finance the purchase of the land and building housing its Tokyo flagship store, which was entered into in June 2003 and matured in September 2003.

In July 2002, the Company, in a private transaction with various institutional lenders, issued, at par, $40,000,000 of 6.15% Series C Senior Notes Due 2009 and $60,000,000 of 6.56% Series D Senior Notes Due 2012 with respective seven-year and 10-year lump sum repayments upon maturities. The proceeds of these issues were used by the Company for general corporate purposes, including seasonal working capital and to redeem previously issued Senior Notes which came due in January 2003. The Note Purchase Agreements require maintenance of specific financial covenants and ratios and limit certain changes to indebtedness and the general nature of the business, in addition to other requirements customary to such borrowings. Concurrently with the issuance of such debt, the Company entered into an interest-rate swap agreement to hedge the change in fair value of its fixed-rate obligation. Under the swap agreement, the Company pays variable-rate interest and receives fixed interest-rate payments periodically over the life of the instrument. The Company accounts for the interest-rate swap agreement as a fair-value hedge of the debt (see Note M), requiring the debt to be valued at fair value. As a result, the carrying value of the Series C and Series D Senior Notes equals the fair value. For the years ended January 31, 2005, 2004 and 2003, the interest-rate swap agreement had the effect of decreasing interest expense by $2,664,000, $3,965,000 and $1,999,000.

The Company had other lines of credit totaling $5,241,000, none of which were outstanding at January 31, 2005.

48 TIFFANY & CO. AND SUBSIDIARIES

In May 2003, Little Switzerland entered into an unsecured revolving credit facility ("LS Credit Facility") which allows Little Switzerland to borrow up to $10,000,000 at an interest rate of 0.80% above LIBOR or a LIBOR Market Index. The LS Credit Facility, which expires in November 2005, contains covenants that require the Company to maintain certain debt/equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature. The interest rate for the LS Credit Facility at January 31, 2005 and 2004 was 3.32% and 1.90%.

In October 1999, the Company entered into a yen 5,500,000,000 ($51,530,000 at maturity) five-year loan agreement, which came due and was paid in full in October 2004, bearing interest at a variable rate. The interest rate at January 31, 2004 was 0.57%, was based on the six-month Japanese LIBOR plus 50 basis points and was reset every six months ("floating rate"). Concurrently, the Company entered into a yen 5,500,000,000, five-year interest-rate swap agreement whereby the Company paid a fixed rate of interest of 1.82% and received the floating rate on the yen 5,500,000,000 notional amount. The interest-rate swap agreement had the effect of increasing interest expense by $469,000, $602,000 and $551,000 for the years ended January 31, 2005, 2004 and 2003.

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

The Company has a yen 5,000,000,000 ($48,350,000 at January 31, 2005), 15-year term loan due 2011, bearing interest at a rate of 4.50%.

The Company had letters of credit and financial guarantees of $25,119,000 at January 31, 2005.

M. HEDGING INSTRUMENTS

In the normal course of business, the Company uses financial hedging instruments, including derivative financial instruments, for purposes other than trading. These instruments include interest-rate swap agreements, foreign currency-purchased put options and forward foreign-exchange contracts. The Company does not use derivative financial instruments for speculative purposes.

The Company's foreign subsidiaries and branches satisfy primarily all of their inventory requirements by purchasing merchandise from the Company's principal subsidiary. All inventory purchases are payable in U.S. dollars. Accordingly, the foreign subsidiaries and branches have foreign-exchange risk that may be hedged. In addition, the Company has foreign currency exchange risk related to foreign currency-denominated purchases of inventory and services from third-party vendors. To mitigate these risks, the Company manages a foreign currency hedging program intended to reduce the Company's risk in foreign currency-denominated transactions.

To minimize the potentially negative effect of a significant strengthening of the U.S. dollar against the yen, the Company purchases yen put options ("options") as hedges of forecasted purchases of merchandise. The Company accounts for its option contracts as cash-flow hedges. The Company assesses hedge effectiveness based on the total changes in the options' cash flows. The effective portion of unrealized gains and losses associated with the value of the option contracts is deferred as a component of accumulated other comprehensive gain (loss) and is recognized as a component of cost of sales on the Company's consolidated statement of earnings when the related inventory is sold There was no ineffectiveness related to the Company's option contracts in 2004, 2003 and 2002. The fair value of the options was $915,000 and $762,000 at January 31, 2005 and 2004. The fair value of the options was determined using quoted market prices for these instruments. The Company uses foreign-exchange forward contracts to hedge the settlement of foreign currency liabilities. At January 31, 2005 and 2004, the Company had $6,854,000 and $20,973,000 of
outstanding

                                               TIFFANY & CO. AND SUBSIDIARIES 49
forward foreign-exchange contracts, which subsequently matured by February 2005 and March 2004. Due to the short-term nature of the Company's forward foreign-exchange contracts, the book value of the underlying assets and liabilities approximates fair value.

As discussed in Note L, the Company uses an interest-rate swap agreement to effectively convert its fixed-rate Senior Notes Series C and Series D obligations to floating-rate obligations and used an interest-rate swap agreement to effectively convert its variable-rate yen obligation to a fixed-rate obligation. The variable-rate yen interest-rate swap expired in October 2004, concurrent with the maturity and repayment of the related hedged debt. The Company accounts for its fixed-rate Senior Notes Series C and Series D interest-rate swaps as a fair-value hedge and accounted for its variable-rate yen interest-rate swap as a cash-flow hedge. The terms of each swap agreement match the terms of the underlying debt, resulting in no ineffectiveness. The fair value of the Senior Notes' interest rate swap agreements resulted in a gain of $4,206,000 and $4,191,000 at January 31, 2005 and 2004. The fair value of the yen interest-rate swap agreement resulted in a loss of $471,000 at January 31, 2004. The fair value of the interest-rate swap agreements was based on the amounts the Company would expect to pay to terminate the agreements.

Hedging activity affected accumulated other comprehensive gain (loss), net of tax, as follows:

                                         Years Ended January 31,
                                         -----------------------
(in thousands)                             2005          2004
----------------------------------------------------------------
Balance at beginning of period           $(2,508)      $(2,284)
Derivative losses transferred
 to earnings                               1,877         2,007
Change in fair value                      (1,487)       (2,231)
                                         ---------------------
                                         $(2,118)      $(2,508)
                                         =====================

The Company expects $1,734,000 of derivative losses included in accumulated other comprehensive income to be reclassified into earnings within the next 12 months. This amount may vary due to fluctuations in the yen exchange rate. The maximum term over which the Company is hedging its exposure to the variability of future cash flows for all forecasted transactions is 12 months.

N. COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities. Retail store leases may require the payment of minimum rentals and contingent rent based on a percentage of sales exceeding a stipulated amount. The lease agreements, which expire at various dates through 2032, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases. Lease expense includes pre-determined rent escalations (including escalations based on the Consumer Price Index or other indices) and is recorded on a straight-line basis over the term of the lease. Adjustments to indices are treated as contingent rent and recorded in the period that such adjustments are determined. Rent expense for the Company's operating leases, including escalations, consisted of the following:

                                       Years Ended January 31,
                             ---------------------------------
(in thousands)                  2005         2004         2003
--------------------------------------------------------------
Minimum rent for retail
 locations                   $48,200      $41,261      $35,572
Contingent rent based
 on sales                     26,468       20,571       17,470
Office,distribution
 and manufacturing
 facilities rent              16,045       15,292       13,572
                             ---------------------------------
                             $90,713      $77,124      $66,614
                             =================================

Aggregate minimum annual rental payments under noncancelable operating leases are as follows:

                                         Minimum Annual
                                        Rental Payments
   Years Ending January 31,              (in thousands)
-------------------------------------------------------
2006                                       $ 81,710
2007                                         75,364
2008                                         61,696
2009                                         54,497
2010                                         48,964
Thereafter                                  228,384

50 TIFFANY & CO. AND SUBSIDIARIES

At January 31, 2005, the Company's contractual cash obligations and contingent funding commitments were: inventory purchases of $519,516,000 including the obligation under the agreement with Aber (see Note D), non-inventory purchases of $8,233,000, construction-in-progress of $14,503,000 and other contractual obligations of $18,010,000, which includes additional contingent funding commitments related to the Company's investments (see Note D).

In November 2004, the Company entered into an agreement with Tahera Diamond Corporation ("Tahera"), a Canadian diamond mining and exploration company, to purchase or market all of the diamonds to be mined at the Jericho mine, which is being developed and constructed by Tahera in Nunavut, Canada. In consideration of that agreement, the Company provided a credit facility to Tahera which allows Tahera to draw up to Cdn$35,000,000 ($28,000,000 on January 31, 2005) to finance the development and construction of the Jericho mine. There were no amounts outstanding under this credit facility at January 31, 2005.

In August 2001, the Company signed new agreements with Mitsukoshi whereby TIFFANY & CO. boutiques will continue to be operated within Mitsukoshi's stores in Japan until at least January 31, 2007. The new agreements largely continue the principles on which Mitsukoshi and the Company have been cooperating since 1993, when the relationship was last renegotiated. The main agreement, which will expire on January 31, 2007, covers the continued operation of TIFFANY & CO. boutiques. A separate set of agreements covers the operation of a freestanding TIFFANY & CO. store on Tokyo's Ginza. Under the new agreements, the Company began to pay to Mitsukoshi a reduced percentage fee based on certain sales beginning in 2002, which was followed by a greater reduction in fees beginning in 2003. There are no further reductions under the current agreement. The Company also operates boutiques in other Japanese department stores. The Company pays the department stores a percentage fee based on sales generated in these locations. Fees paid to Mitsukoshi and other Japanese department stores totaled $77,850,000, $81,383,000 and $84,494,000 in 2004,2003 and 2002 and are included in SG&A expenses. Sales transacted at these retail locations are recognized at the "point of sale."

The Company is, from time to time, involved in routine litigation incidental to the conduct of its business, including proceedings to protect its trademark rights, litigation instituted by persons injured upon premises under the Company's control, litigation with present and former employees and litigation claiming infringement of the copyrights and patents of others. Management believes that such pending litigation will not have a significant effect on the Company's financial position, earnings or cash flows.

O. RELATED PARTIES

The Company's Chairman of the Board and Chief Executive Officer is a member of the Board of Directors of The Bank of New York, which serves as the Company's lead bank for its Credit Facility, provides other general banking services and serves as the trustee and an investment manager for the Company's pension plan. The Company's President is a member of the Board of Directors of BNY Hamilton Funds, Inc. Fees paid to the bank for services rendered, interest on debt and premiums on derivative contracts amounted to $2,213,000, $1,582,000 and $2,058,000 in 2004, 2003 and 2002.

The Company's Executive Vice President and Chief Financial Officer is a member of the Board of Directors of The Dun & Bradstreet Corporation. Fees paid to that company for credit information reports were less than $100,000 in each of 2004, 2003 and 2002.

A member of the Company's Board of Directors is an officer of IBM Corporation. Fees paid to that company for information technology equipment and services rendered amounted to $10,645,000, $11,837,000 and $12,218,000 in 2004,2003 and
2002.

A member of the Company's Board of Directors was an officer of Lehman Brothers, which has provided investment management services and served as a placement agent for certain debt issuances. Fees paid to that company for services rendered amounted to $159,000, $739,000 and $956,000 in 2004,2003 and 2002.

                                               TIFFANY & CO. AND SUBSIDIARIES 51

P. STOCKHOLDERS' EQUITY

STOCK REPURCHASE PROGRAM

In November 2003, the Board of Directors extended and increased the Company's stock repurchase program. That program, which was due to expire in November 2003, was extended until November 2006; the remaining authorization was increased by S100,000,000, allowing the Company at that time to repurchase up to $116,500,000 of the Company's outstanding Common Stock in addition to those shares which already had been purchased as of November 2003. The program was initially authorized in November 1997 for the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period. That authorization was superseded in September 2000 by a further authorization of repurchases of up to $100,000,000 of the Company's Common Stock in the open market. The timing of purchases and the actual number of shares to be repurchased depend on a variety of factors such as price and other market conditions. The Company's share repurchase activity was as follows:

                                      Years Ended January 31,
(in thousands,              ---------------------------------
except per share amounts)      2005         2004         2003
-------------------------------------------------------------
Cost of repurchases         $86,732      $ 4,610      $37,526
Shares repurchased
  and retired                 2,735          200        1,350
Average cost per share      $ 31.71      $ 23.05      $ 27.80

In March 2005, the Board of Directors approved a new stock repurchase program and terminated the previously existing program. This new program, effective immediately, authorizes the Company to repurchase up to $400,000,000 of its Common Stock through open market or private transactions. Repurchases under this program in excess of $159,000,000 will be subject to lender approval under the Company's Credit Facility. The new program expires on March 30, 2007.

STOCKHOLDER RIGHTS PLAN

In September 1998, the Board of Directors amended and restated the Company's existing Stockholder Rights Plan ("Rights Plan") to extend its expiration date from November 1998 to September 2008. Under the Rights Plan, as amended, each outstanding share of the Company's Common Stock has a stock purchase right, initially subject to redemption at $0.01 per right, which right first becomes exercisable should certain takeover-related events occur. Following certain such events, but before any person has acquired beneficial ownership of 15% of the Company's common shares, each right maybe used to purchase 0.0025 of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $165.00 (subject to adjustment); after such an acquisition, each right becomes nonredeemable and may be used to purchase, for the exercise price, common shares having a market value equal to two times the exercise price. If, after such an acquisition, a merger of the Company occurs (or 50% of the Company's assets are sold), each right may be exercised to purchase, for the exercise price, common shares of the acquiring corporation having a market value equal to two times the exercise price. Rights held by such a 15% owner may not be exercised This statement is a brief summary of the Rights Plan. The Rights Plan document is filed as an exhibit to the Company's Form 10-K.

PREFERRED STOCK

The Board of Directors is authorized to issue, without further action by the stockholders, shares of Preferred Stock and to fix and alter the rights related to such stock. In March 1987, the stockholders authorized 2,000,000 shares of Preferred Stock, par value $0.01 per share. In November 1988, the Board of Directors designated certain shares of such Preferred Stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, to be issued in connection with the exercise of certain stock purchase rights under the Rights Plan. At January 31, 2005 and 2004, there were no shares of Preferred Stock issued or outstanding.

CASH DIVIDENDS

In May 2004, the Company's Board of Directors declared an increase of 20% in the quarterly dividend rate on common shares, increasing the quarterly rate from $0.05 per share to $0.06 per share. On February 17, 2005, the Board of Directors declared a quarterly dividend of $0.06 per common share. This dividend will be paid on April 11, 2005 to stockholders of record on March 21, 2005.

Q. STOCK COMPENSATION PLANS

The Company has two stock compensation plans: the 1998 Employee Incentive Plan and the Directors Option Plan,

52 TIFFANY & CO. AND SUBSIDIARIES
both of which were approved by the stockholders. No award may be made under either plan after March 19, 2008. No further stock options may be granted under the Company's 1986 Employee Stock Option Plan or under the 1988 Directors Option Plan, both of which have expired; however, 1,869,345 and 264,160 shares remain subject to issuance based on prior grants made under such plans, respectively.

Under the Employee Incentive Plan, the maximum number of common shares authorized for issuance was 15,373,764, as amended (subject to adjustment); awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock and cash.

Awards made in the form of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair-market value.

Until January 2005, the Company granted only stock options to employees, vesting in increments of 25% per year over four years. In January 2005, the Company, in addition to stock options, granted performance share units ("PSU") to the executive officers of the Company and restricted stock units ("RSU") to other management employees. PSU and RSU payouts will be in shares of Company stock at vesting. PSU's vest at the end of a three-year period, contingent on the Company's performance against pre-set objectives established by the Board of Directors. RSU's vest in increments of 25% per year over a four-year period. The PSU's and RSU's require no payment from the employee, and compensation expense is recognized based on the market price on the grant date ratably over the vesting period. However, PSU compensation expense may be adjusted over the vesting period if interim performance objectives are not met.

Under the Directors Option Plan, the maximum number of shares of Common Stock authorized for issuance was 1,000,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 20,000 (subject to adjustment) shares per non-employee director in any fiscal year; awards made in the form of stock options may have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair-market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below market exercise price options. All director options granted to-date vest in increments of 50% per year over a two-year period.

The Company uses newly-issued shares to satisfy stock option exercises and vesting of PSU's and RSU's.

The fair value of each option award is estimated on the grant date using a Black-Scholes option valuation model and compensation expense is recognized ratably over the vesting period. The valuation model uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate the expected term of the option that represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date.

                              Years Ended January 31,
                           --------------------------
                              2005     2004      2003
                              -----------------------
Dividend yield                 0.6%     0.6%      0.6%
Expected volatility           37.6%    37.5%     37.5%
Risk-free interest rate        3.7%     3.3%      2.9%
Expected term(years)             6        6         5

A summary of the option activity for the Company's stock option plans is presented below:

                                                       Weighted
                                       Weighted         Average         Aggregate
                           Number       Average       Remaining         Intrinsic
                               of      Exercise     Contractual             Value
                           Shares         Price     Term(years)    (in thousands)
                       ----------------------------------------------------------
Outstanding
 January 31,
 2004                  13,145,250     $   26.58
Granted                 1,197,780         32.56
Exercised                (482,375)        13.76
Forfeited/
 cancelled               (271,685)        34.69
                       ------------------------
Outstanding,
 January 31,
 2005                  13,588,970     $   27.40        6.34         $    93,007
                       ========================================================
Exercisable,
 January 31,
 2005                   9,415,543     $   24.67        5.28         $    87,153
                       ========================================================

                                               TIFFANY & CO. AND SUBSIDIARIES 53

The weighted-average grant-date fair value of options granted for the years ended January 31,2005,2004 and 2003 was $12.98, $14.89 and $9.40. The total intrinsic value (market value on date of exercise less grant price) of options exercised during the years ended January 31,2005,2004 and 2003 was $10,569,000, $51,953,000 and $30,828,000.

There were 509,944 RSU's granted in 2004 at a weighted-average grant-date fair value of $31.68, all of which remain unvested at January 31, 2005. There were 346,000 PSU's granted in 2004 at a weighted-average grant-date fair value of $31.49, all of which remain unvested at January 31, 2005. There were no RSU's or PSU's granted prior to 2004.

As of January 31,2005, there was $64,116,000 of total unrecognized compensation expense related to non-vested share based compensation arrangements (options and restricted stock units) granted under the Employee Incentive Plan and Directors Option Plan. The expense is expected to be recognized over a weighted-average period of 3.1 years.

R. EMPLOYEE BENEFIT PLANS

PENSIONS AND OTHER POSTRETIREMENT BENEFITS

The Company maintains the following pension plans: a noncontributory defined benefit pension plan ("Pension Plan") covering substantially all U.S. employees, a nonqualified unfunded retirement income plan ("Excess Plan") covering certain employees affected by Internal Revenue Service Code compensation limits and a non-qualified unfunded Supplemental Retirement Income Plan ("SRIP") that covers executive officers of the Company.

The Pension Plan is a qualified plan in accordance with the Internal Revenue Service Code. Pension Plan benefits are based on the highest five years of compensation and the number of years of service. The Company funds the Pension Plan's trust in accordance with regulatory limits to provide for current service and for unfunded benefit obligation over a reasonable period. The Company made cash contributions of $25,000,000 to the Pension Plan in 2004 and plans to contribute approximately $15,000,000 in 2005. However, this expectation is subject to change based on asset performance being significantly different than the assumed long-term rate of return on pension assets.

On January 1,2004, the Company established the Excess Plan which uses the same retirement benefit formula set forth in the Pension Plan, but includes earnings that are excluded under the Pension Plan due to Internal Revenue Service Code limitations. Benefits payable under the Pension Plan offset benefits payable under the Excess Plan. Employees vested under the Pension Plan are vested under the Excess Plan; however, benefits under the Excess Plan are subject to forfeiture if employment is terminated for cause and, for those who leave the Company prior to age 65, for failure to execute and adhere to non-competition and confidentiality covenants.

The SRIP is a supplement to the Pension Plan, Excess Plan and Social Security by providing additional payments upon a participant's retirement. Benefits payable under the Pension Plan, Excess Plan and Social Security offset payments payable under the SRIP. Benefits payable under the SRIP do not vest until a participant attains age 60 while employed by the Company and until the employee has provided 15 years of service, except in the event of a change in control. Furthermore, benefits are subject to forfeiture if benefits under the Excess Plan are forfeited.

The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. The actuarial present value of the benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees.

The Company provides certain health-care and life insurance benefits ("Other Postretirement Benefits") for current and retired employees and accrues the cost of providing these benefits throughout the employees' active service period until they attain full eligibility for those benefits. Substantially all of the Company's U.S. full-time employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The cost of providing postretirement health-care benefits is shared by the retiree and the Company, with retiree contributions evaluated annually and adjusted in order to maintain the Company/retiree cost-sharing target ratio. In September 2003, the share of contributions for current and future retirees was increased, in addition to other benefit changes, in order to maintain the cost-sharing target ratio,

54 TIFFANY & CO. AND SUBSIDIARIES
which reduced postretirement expense by $5,100,000 and $1,500,000 in 2004 and 2003. The life insurance benefits are noncontributory. The Company's employee and retiree health-care benefits are administered by an insurance company, and premiums on life insurance are based on prior years' claims experience.

The Company uses a December 31 measurement date for its employee benefit plans.

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the plans as of the measurement date:

                                                                                                    January 31,
                                                     ----------------------------------------------------------
                                                             Pension Benefits     Other Postretirement Benefits
                                                     ----------------------------------------------------------
(in thousands)                                             2005            2004            2005            2004
--------------                                             ----------------------------------------------------
Change in benefit obligation:
 Benefit obligation at beginning of year              $ 170,344       $ 143,463       $  27,357       $  38,031
 Service cost                                            11,072           9,370           1,246           2,543
 Interest cost                                           10,738           9,299           1,535           2,364
 Participants' contributions                                  -               -              45              45
 Amendment                                                    -           4,916               -         (19,311)
 Actuarial loss (gain)                                    8,302           6,445          (1,771)          4,970
 Benefits paid                                           (3,530)         (3,149)         (1,294)         (1,285)
                                                      ---------------------------------------------------------
 Benefit obligation at end of year*                   $ 196,926       $ 170,344       $  27,118       $  27,357
                                                      =========================================================

Change in plan assets:
 Fair value of plan assets at
  beginning of year                                   $ 115,943       $  79,368       $       -       $       -
 Actual return on plan assets                             6,038          17,209               -               -
 Employer contribution                                   25,046          22,515           1,249           1,240
 Participants' contributions                                  -               -              45              45
 Benefits paid                                           (3,530)         (3,149)         (1,294)         (1,285)
                                                      =========================================================
 Fair value of plan assets at end
  of year                                             $ 143,497       $ 115,943       $       -       $       -
                                                      =========================================================

Funded status                                           (53,429)        (54,401)      $ (27,118)      $ (27,357)
Unrecognized net actuarial loss                          38,970          30,232           6,979           9,017
Unrecognized prior service cost                           4,865           5,669         (17,402)        (18,615)
                                                      ---------------------------------------------------------
Accrued benefit cost                                  $  (9,594)      $ (18,500)      $ (37,541)      $ (36,955)
                                                      =========================================================

* The benefit obligation for Pension Benefits is the projected benefit obligation and for Other Postretirement Benefits is the accumulated benefit obligation.

The following table provides additional information regarding the Company's pension plan's benefit obligation and assets (included in pension benefits in the table above) and accumulated benefit obligation:

                                                                                                               January 31,
                      ----------------------------------------------------------------------------------------------------
                                                                  2005                                                2004
                      ----------------------------------------------------------------------------------------------------
(in thousands)          Pension       Excess         SRIP        Total      Pension       Excess         SRIP        Total
--------------------------------------------------------------------------------------------------------------------------
Benefit obligation    $ 163,743    $  16,804    $  16,379    $ 196,926    $ 141,032    $  11,647    $  17,665    $ 170,344
Fair value of plan
 assets                 143,497            -            -      143,497      115,943            -            -      115,943
                      ----------------------------------------------------------------------------------------------------
Funded status         $ (20,246)   $ (16,804)   $ (16,379)   $ (53,429)   $ (25,089)   $ (11,647)   $ (17,665)   $ (54,401)
                      ====================================================================================================

Accumulated benefit
 obligation           $ 138,392    $   7,688    $   3,738    $ 149,818    $ 116,910    $   5,380    $   3,646    $ 125,936
                      ====================================================================================================

At January 31, 2005, the Company recognized an accrued liability of $19,711,000 and a prepaid asset of $10,117,000 for pension benefits.

                                               TIFFANY & CO. AND SUBSIDIARIES 55

Net periodic pension and other postretirement benefit expense included the following components:

                                                                     Years Ended January 31,
                        --------------------------------------------------------------------
                                        Pension Benefits       Other Postretirement Benefits
                        --------------------------------------------------------------------
(in thousands)              2005        2004        2003        2005        2004        2003
--------------------------------------------------------------------------------------------
Service cost            $ 11,072    $  9,370    $  8,248    $  1,246    $  2,543    $  2,415
Interest cost             10,738       9,299       8,298       1,535       2,364       2,042
Expected return
 on plan assets           (8,311)     (6,534)     (6,428)          -           -           -
Amortization of prior
 service cost                804         185         185      (1,213)       (408)         (6)
Amortization of net
 loss (gain)               1,837       1,076         416         267         299         (26)
                        --------------------------------------------------------------------
Net expense             $ 16,140    $ 13,396    $ 10,719    $  1,835    $  4,798    $  4,425
                        ====================================================================

Weighted-average assumptions used to determine benefit obligation:

                                                         January 31,
                           -----------------------------------------
                                    Pension     Other Postretirement
                                   Benefits                 Benefits
                           -----------------------------------------
                           2005        2004      2005        2004
                           -----------------------------------------
Discount rate              6.00%       6.25%     6.00%       6.25%
Rate of increase
 in compensation*          3.50%       3.75%        -           -

* Weighted-average assumption of the rate of increase in compensation excludes the SRIP Plan. Weighted-average assumption of the rate of increase in compensation used for the SRIP Plan was 8.00% and 8.25% for the years ended January 31, 2005 and 2004.

Weighted-average assumptions used to determine net benefit cost:

                                               Years Ended January 31,
                             -----------------------------------------
                                      Pension     Other Postretirement
                                     Benefits                 Benefits
                             -----------------------------------------
                             2005        2004      2005        2004
                             -----------------------------------------
Discount rate                6.25%       6.50%     6.25%       6.50%
Expected return
 on plan assets              7.50%       7.50%        -           -
Rate of increase
 in compensation*            3.75%       4.00%        -           -

* Weighted-average assumption of the rate of increase in compensation excludes the SRIP Plan. Weighted-average assumption of the rate of increase in compensation used for the SRIP Plan was 8.25% and 8.50% for the years ended January 31, 2005 and 2004.

The expected long-term rate of return on Pension Plan assets is selected by taking into account the expected duration of the projected benefit obligation for the Plan, the rates of return expected for the asset mix (including reinvestment asset return rates), historical performance of Plan assets and the fact that the Plan assets are actively managed to mitigate downside risk.

For postretirement benefit measurement purposes, 10.0% (for pre-age 65 retirees) and 11.0% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2005. The rate was assumed to decrease gradually to 5.0% for both groups by 2017 and remain at that level thereafter.

Assumed health-care cost trend rates have a significant effect on the amounts reported for the Company's postretirement health-care benefits plan. A one-percentage-point increase in the assumed health-care cost trend rate would increase the Company's accumulated postretirement benefit obligation by $4,165,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $567,000 for the year ended January 31, 2005. Decreasing the health-care cost trend rate by one-percentage-point would decrease the Company's accumulated postretirement benefit obligation by $3,873,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $439,000 for the year ended January 31, 2005.

The Company's Pension Plan asset allocation at the measurement date and target asset allocation by asset category are as follows:

                                        Percentage of
                                  Pension Plan Assets
                                      at December 31,
                   Target Asset   -------------------
Asset Category       Allocation    2004        2003
-----------------------------------------------------
Equity securities       63%          67%        65%
Debt securities         30           28         29
Real estate              4            2          3
Other                    3            3          3
                       ---          ---        ---
                       100%         100%       100%
                       ===          ===        ===

56 TIFFANY & CO. AND SUBSIDIARIES

Pension Plan assets include investments in the Company's Common Stock, representing 5% and 8% of Pension Plan assets at December 31, 2004 and 2003.

The Company's investment objectives, related to Pension Plan assets, are the preservation of principal and the achievement of a reasonable rate of return over time. As a result, the Pension Plan's assets are allocated based on an expectation that equity securities will outperform debt securities over the long term. Assets of the Pension Plan are broadly diversified, consisting primarily of equity mutual funds, common stocks and U.S. government, corporate and mortgage obligations. The Company attempts to mitigate investment risk by rebalancing asset allocation periodically to ensure equity securities do not exceed 75% of total Pension Plan assets.

The Company expects the following future benefit payments to be paid:

                                                  Other
                         Pension         Postretirement
Years Ending            Benefits               Benefits
January 31,       (in thousands)         (in thousands)
---------------------------------------- --------------
2006                     $ 3,920                $ 1,295
2007                       4,326                  1,343
2008                       4,787                  1,407
2009                       5,317                  1,454
2010                       5,973                  1,504
2011-2015                 45,518                  8,602

PROFIT SHARING AND RETIREMENT SAVINGS PLAN

The Company also maintains an Employee Profit Sharing and Retirement Savings Plan ("EPSRS Plan") that covers substantially all U.S. based employees. Under the profit-sharing portion of the EPSRS Plan, the Company makes contributions, in the form of newly-issued Company Common Stock, to the employees' accounts based on the achievement of certain targeted earnings objectives established by, or as otherwise determined by, the Board of Directors. The Company recorded expense of $4,400,000, $2,625,000 and $2,000,000 in 2004, 2003 and 2002. Under
the retirement savings portion of the EPSRS Plan, employees who meet certain eligibility requirements may participate by contributing up to 15% of their annual compensation, and the Company provides a 50% matching cash contribution up to 6% of each participant's total compensation. The Company recorded expense of $5,342,000, $4,649,000 and $4,238,000 in 2004, 2003 and 2002. Contributions
to both portions of the EPSRS Plan are made in the following year.

Under the profit-sharing portion of the EPSRS Plan, the Company's stock contribution is required to be maintained in such stock until the employee either leaves or retires from the Company, subject to certain diversification rights. Under the retirement savings portion of the EPSRS Plan, the employees have the ability to elect to invest their contribution and the matching contribution in Company stock. At January 31, 2005, investments in Company stock in the profit-sharing portion and in the retirement savings portion represented 18% and 13% of total EPSRS Plan assets.

DEFERRED COMPENSATION PLAN

The Company has non-qualified deferred compensation plans for certain executives and management employees, whereby eligible employees may defer a portion of annual compensation for payment at specified future dates upon retirement, death or termination of employment. The deferred compensation is adjusted to reflect performance, whether positive or negative, of selected investment options, chosen by each participant, during the deferral period or adjusted to reflect guaranteed returns, depending on the plan. The amounts accrued under the plans were $12,340,000 and $10,321,000 at January 31, 2005 and 2004 and are reflected in other long-term liabilities.

S. INCOME TAXES

Earnings before income taxes consisted of the following:

                                   Years Ended January 31,
                   ---------------------------------------
(in thousands)          2005           2004           2005
----------------------------------------------------------
United States      $ 333,514      $ 224,789      $ 216,713
Foreign              138,634        117,896         82,924
                   ---------------------------------------
                   $ 472,148      $ 342,685      $ 299,637
                   =======================================

                                               TIFFANY & CO. AND SUBSIDIARIES 57

Components of the provision for income taxes were as follows:

                         Years Ended January 31,
                --------------------------------
(in thousands)       2005        2004       2003
------------------------------------------------
Current
  Federal       $ 124,585   $  54,977  $  64,500
  State            17,729      16,803     17,090
  Foreign          49,015      46,623     33,362
                --------------------------------
                  191,329     118,403    114,952
                --------------------------------
Deferred:
  Federal         (20,205)      8,741     (3,367)
  State            (3,940)      2,027     (1,597)
  Foreign             665      (2,003)      (245)
                --------------------------------
                  (23,480)      8,765     (5,209)
                --------------------------------
                $ 167,849   $ 127,168  $ 109,743
                ================================


Deferred tax assets(liabilities) consisted of the following:

                                 January 31,
                         -------------------
(in thousands)               2005       2004
--------------------------------------------
Deferred tax assets:
 Postretirement/
  employment benefits    $ 17,766   $ 16,346
 Inventory reserves        40,034     26,449
 Accrued expenses          13,690     12,891
 Stock options              9,251          -
 Asset impairment           4,122          -
 Pension and retirement
  benefits                  2,025      7,119
 Foreign net operating
  losses                   25,477     25,317
 Other                      1,678      3,124
                         -------------------
                          114,043     91,246
 Valuation allowance      (25,477)   (25,317)
                         -------------------
                           88,566     65,929
                         -------------------
Deferred tax liabilities:
 Undistributed earnings
  of foreign subsidiaries (39,739)   (36,840)
 Trademark amortization    (3,277)    (3,462)
 Financial hedging
 instruments                 (229)       (71)
 Depreciation             (13,706)    (2,910)
                         -------------------
                          (56,951)   (43,283)
                         -------------------
Net deferred tax asset   $ 31,615   $ 22,646
                         ===================

The Company has recorded a valuation allowance against certain deferred tax assets related to foreign net operating loss carryforwards where recovery is uncertain.

The income tax effects of items comprising the deferred income tax (benefit) expense were as follows:

                                                        Years Ended January 31,
                                                -------------------------------
(in thousands)                                       2005       2004       2003
-------------------------------------------------------------------------------
Stock options                                   $  (9,251)  $      -   $      -
Undistributed earnings of
 foreign subsidiaries                              (2,831)     4,161      2,609
Inventory reserves                                 (7,762)       266     (1,847)
Accelerated depreciation                            1,456      5,175     (4,028)
Inventory capitalization                           (4,083)    (1,852)    (1,602)
Asset impairment                                   (4,122)         -          -
Deferred income                                    (3,763)         -          -
Postretirement/employment
 benefit obligations                               (1,419)    (1,575)    (1,395)

Equity investments                                 (1,069)         -          -
Accrued expenses                                       (2)    (1,805)     1,936
Excess pension  contribution                        5,922      4,664        375
Other                                               3,444       (269)    (1,257)
                                                -------------------------------
                                                $ (23,480)  $  8,765   $ (5,209)
                                                ===============================

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate were as follows:

                                       Years Ended January 31,
                                       -----------------------
                                       2005     2004      2003
                                       -----------------------
Statutory Federal income
 tax rate                              35.0%    35.0%     35.0%
State income taxes, net of
 Federal benefit                        2.2      4.2       4.0
Foreign losses with
 no tax benefit                         0.5      1.1       0.7
American Jobs Creation Act             (1.8)       -         -
Extraterritorial income
 exclusion                             (1.3)    (1.7)     (3.8)
Other                                   1.0     (1.5)      0.7
                                       -----------------------
                                       35.6%    37.1%     36.6%
                                       =======================

The American Jobs Creation Act of 2004 ("AJCA"), which was signed into law on October 22, 2004, creates a temporary incentive for U.S. companies to repatriate accumulated foreign earnings by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. This incentive will effectively reduce the amount of U.S. Federal income tax due on the repatriation. During the year ending January 31, 2006, the Company plans to repatriate approximately $100,000,000 of accumulated foreign earnings in the form of extraordinary

58 TIFFANY & CO. AND SUBSIDIARIES
dividends, as defined in the AJCA. The Company had previously accrued income taxes on these earnings at historical statutory rates. Therefore, an income tax benefit of $8,600,000 has been recorded as of January 31,2005, pursuant to the Company's repatriation plans and the provisions of the AJCA.

In October 2000, the United States Government repealed the tax provisions associated with Foreign Sales Corporations and enacted, in their place, the Extraterritorial Income Exclusion Act ("ETI"). The ETI provides for the exclusion from United States taxable income of certain extraterritorial income earned from the sale or license of qualified property. In the third quarter ended October 31, 2002, the Company determined that the ETI applied to its operations and, since that time, has recognized a tax benefit in connection with qualifying activity.

The AJCA also provides a deduction for income from qualified domestic production activities ("manufacturing deduction"), which will be phased in from 2005 through 2010. Pursuant to FASB Staff Position No. 109-1, "Application of SFAS No. 109 (Accounting for Income Taxes), to the Tax Deduction on Qualified Production Activities provided by the AJCA," the effect of this deduction will be reported in the period in which the deduction is claimed on the Company's tax return beginning in 2005. As regulations are still pending, management has been unable to quantify this effect.

In return for this manufacturing deduction, the AJCA provides for a two-year phase out of the existing ETI exclusion tax benefit for foreign sales which the World Trade Organization ("WTO") ruled was an illegal export subsidy. The European Union believes that the AJCA fails to adequately repeal the illegal export subsidies because of the transitional provisions and has asked the WTO to review whether these transitional provisions are in compliance with their prior ruling. Pending the final resolution of this matter, management is currently unable to predict what effect this issue will have on future earnings.

T. SEGMENT INFORMATION

The Company's reportable segments are: U.S. Retail, International Retail and Direct Marketing (see Note A). These reportable segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies. Other includes all non-reportable segments which consist of worldwide sales of businesses operated under non-TIFFANY & CO. trademarks or trade names, as well as sales associated with the Company's diamond sourcing and manufacturing operations.

The Company's products are primarily sold in TIFFANY & CO. retail locations around the world. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.

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

Reclassifications were made to prior years' earnings (losses) from operations by segments to conform to the current year presentation and the revised manner in which management evaluates the performance of segments. The reclassifications resulted in LIFO costs being included in segment results, as opposed to unallocated corporate expenses where it was previously reported.

                                               TIFFANY & CO. AND SUBSIDIARIES 59

Certain information relating to the Company's segments is set forth below:

                                                            Years Ended January 31,
                                            ---------------------------------------
(in thousands)                                    2005           2004          2003
-----------------------------------------------------------------------------------
Net sales:
 U.S. Retail                                $1,063,892   $    948,891    $  819,814
 International Retail                          857,360        781,572       683,489
 Direct Marketing                              195,461        197,397       179,175
 Other                                          88,118         72,185        24,124
                                            ---------------------------------------
                                            $2,204,831   $  2,000,045    $1,706,602
                                            =======================================
Earnings (losses) from operations*:
 U.S. Retail                                $  233,647   $    224,710    $  190,644
 International Retail                          202,260        213,666       189,254
 Direct Marketing                               41,221         46,252        42,609
 Other                                         (23,290)        (8,460)       (1,184)
                                            ---------------------------------------
                                            $  453,838   $    476,168    $  421,323
                                            =======================================

* Represents earnings from operations excluding unallocated corporate expenses.

Each of the above segment's earnings (losses) from operations in 2004 was affected by an allocation of the expense associated with the adoption of SFAS No. 123R.

The Company's Executive Officers do not evaluate the performance of the Company's assets on a segment basis for internal management reporting and, therefore, such information is not presented.

The following table sets forth reconciliations of the segments' earnings from operations to the Company's consolidated earnings before income taxes:

                                                        Years Ended January 31,
                                        ---------------------------------------
(in thousands)                               2005           2004           2003
-------------------------------------------------------------------------------
Earnings from operations
 for segments                           $ 453,838      $ 476,168      $ 421,323
Unallocated corporate
 expenses                                (159,309)      (120,649)      (102,126)
Interest,financing and
 other expenses, net                      (15,978)       (12,834)       (19,560)
Gain on sale of
 equity investment                        193,597              -              -
                                        ---------------------------------------
Earnings before
 income taxes                           $ 472,148      $ 342,685      $ 299,637
                                        =======================================

Unallocated corporate expenses include costs related to the Company's administrative support functions, such as information technology, finance, legal and human resources, which the Company does not allocate to its segments. In addition, unallocated corporate expenses for the year ended January 31, 2005 included a $25,000,000 contribution to The Tiffany & Co. Foundation, a non-profit organization that provides grants to other non-profit organizations.

Sales to unaffiliated customers and long-lived assets were as follows:

GEOGRAPHIC AREAS

                                                         Years Ended January 31,
                                      ------------------------------------------
(in thousands)                              2005            2004            2003
--------------------------------------------------------------------------------
Net sales:
 United States                        $1,311,348      $1,189,027      $1,026,383
 Japan                                   492,125         485,424         441,764
 Other countries                         401,358         325,594         238,455
                                      ------------------------------------------
                                      $2,204,831      $2,000,045      $1,706,602
                                      ==========================================
Long-lived assets:
 United States                        $  640,524      $  638,174      $  600,624
 Japan                                   175,001         163,686           4,106
 Other countries                         124,762         105,020          89,792
                                      ------------------------------------------
                                      $  940,287      $  906,880      $  694,522
                                      ==========================================

CLASSES OF SIMILAR PRODUCTS

                                                         Years Ended January 31,
                                  ----------------------------------------------
(in thousands)                          2005              2004              2003
--------------------------------------------------------------------------------
Net sales:
 Jewelry                          $1,827,541        $1,640,495        $1,360,243
 Tableware,
   timepieces and other              377,290           359,550           346,359
                                  ----------------------------------------------
                                  $2,204,831        $2,000,045        $1,706,602
                                  ==============================================

60  TIFFANY & CO. AND SUBSIDIARIES

U. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                        2004 Quarters Ended
                                                   --------------------------------------------------------
(in thousands, except per share amounts)            April 30        July 31      October 31    January  31*
-----------------------------------------------------------------------------------------------------------
Net sales                                          $ 456,960      $ 476,597      $ 461,152      $ 810,122
Gross profit                                         258,876        264,488        245,528        461,681
Earnings from operations                              62,695         58,170         33,364        140,300
Net earnings                                          36,811         33,090         17,358        217,040

Net earnings per share:
 Basic                                             $    0.25      $    0.23      $    0.12      $    1.50
                                                   ------------------------------------------------------
 Diluted                                           $    0.25      $    0.22      $    0.12      $    1.48
                                                   ======================================================

*Net earnings and net earnings per share include the effect of the Company's sale of its equity investment in Aber (see Note D).

Financial data for the 2004 quarters ended April 30, July 31 and October 31 have been restated to reflect the adoption of SFAS No. 123R, retroactive to February 1, 2004 (see Note B), as follows:

                                                                              2004 Quarters Ended
                                                     --------------------------------------------
(in thousands, except per share amounts)               April 30          July 31       October 31
-------------------------------------------------------------------------------------------------
Gross profit, as reported                            $  259,666       $  265,284       $  246,310
Effect of adoption of SFAS No. 123R                        (790)            (796)            (782)
                                                     --------------------------------------------
Restated gross profit                                $  258,876       $  264,488       $  245,528
                                                     ============================================
Earnings from operations, as reported                $   68,336       $   63,857       $   38,948
Effect of adoption of SFAS No. 123R                      (5,641)          (5,687)          (5,584)
                                                     --------------------------------------------
Restated earnings from  operations                   $   62,695       $   58,170       $   33,364
                                                     ============================================
Net earnings, as reported                            $   40,308       $   36,616       $   20,809
Effect of adoption of SFAS No. 123R, net of tax          (3,497)          (3,526)          (3,451)
                                                     --------------------------------------------
Restated net earnings                                $   36,811       $   33,090       $   17,358
                                                     ============================================
Earnings per basic share:
 As reported                                         $     0.27       $     0.25       $     0.14
 Restated                                            $     0.25       $     0.23       $     0.12

Earnings per diluted share:
 As reported                                         $     0.27       $     0.25       $     0.14
 Restated                                            $     0.25       $     0.22       $     0.12

                                                                                        2003 Quarters Ended
                                                    -------------------------------------------------------
(in thousands, except per share amounts)             April 30        July 31      October 31     January 31
-----------------------------------------------------------------------------------------------------------
Net sales                                           $ 395,839      $ 442,495      $ 430,123      $ 731,588
Gross profit                                          229,644        254,972        237,721        435,045
Earnings from operations                               58,969         68,453         49,215        178,882
Net earnings                                           35,863         41,147         28,031        110,476

Net earnings per share:
 Basic                                              $    0.25      $    0.28      $    0.19      $    0.75
                                                    ------------------------------------------------------
 Diluted                                            $    0.24      $    0.28      $    0.19      $    0.74
                                                    ======================================================

The sum of the quarterly net earnings per share amounts in the above tables may not equal the full-year amount since the computations of the weighted-average number of common equivalent shares outstanding for each quarter and the full year are made independently.

                                               TIFFANY & CO. AND SUBSIDIARIES 61